SEC Number	PW-55
File Number

PHILIPPINE LONG DISTANCE
TELEPHONE COMPANY
________________________________________________
(Company’s Full Name)

Ramon Cojuangco Building
Makati Avenue, Makati City
_________________________________________________
(Company’s Address)

(632) 816-8556
______________________________________
(Telephone Number)

Not Applicable
______________________________________
(Fiscal Year Ending)
(month & day)

SEC Form 17-Q
______________________________________
Form Type

Not Applicable
______________________________________
Amendment Designation (if applicable)

March 31, 2013
______________________________________
Period Ended Date

Not Applicable
__________________________________________________
(Secondary License Type and File Number)

May 7, 2013

Securities & Exchange Commission
SEC Building, EDSA
Mandaluyong City

Attention: Director Justina Callangan

Corporation Finance Department

Gentlemen:

In accordance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith two (2) copies of SEC Form 17-Q with Management’s Discussion and Analysis and accompanying unaudited consolidated financial statements for the three (3) months ended March 31, 2013.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

COVER SHEET

  P       W       -       5       5

S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

MS. JUNE CHERYL A. CABAL-REVILLA	816-8534
Contact Person	Company Telephone Number

1	2	3	1	SEC FORM 17-Q	0	6	Every 2nd
Tuesday
-	-	-	-		-	-
Month			Day	FORM TYPE	Month			Day
	Fiscal Year				Annual Meeting

C	F	D	N/A
-	-	-
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
12,139		N/A
As of March 31, 2013
N/A

Total No. of Stockholders	Domestic	Foreign

— —

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-Q

QUARTERLY REPORT PURSUANT TO SECTION 17
OF THE SECURITIES REGULATION CODE (“SRC”) AND
SRC 17 (2) (b) THEREUNDER

1. For the quarterly period ended March 31, 2013

2. SEC Identification Number PW-55 3. BIR Tax Identification No. 000-488-793

4. Philippine Long Distance Telephone Company

Exact name of registrant as specified in its charter

5. Republic of the Philippines

Province, country or other jurisdiction of incorporation or organization

6.	Industry Classification Code:(SEC Use Only)
7.	Ramon Cojuangco Building, Makati Avenue, Makati City	0721

	Address of registrant’s principal office	Postal Code

8. (632) 816-8556

Registrant’s telephone number, including area code

9. Not Applicable

Former name, former address, and former fiscal year, if changed since last report

10. Securities registered pursuant to Sections 8 of the SRC

Title of Each ClassNumber of Shares of Common Stock Outstanding
Common Capital Stock, Php5 par value	216,055,775 shares as at March 31, 2013

11. Are any or all of these securities listed on the Philippine Stock Exchange?

Yes [ X ] No [ ]

12. Check whether the registrant

(a)	has filed all reports required to be filed by Section 17 of the SRC during the preceding ten months (or for such shorter period that the registrant was required to file such reports):

Yes [ X ] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [ X ]No [ ]

TABLE OF CONTENTS
Page

PART I - FINANCIAL INFORMATION	1

Item 1.	Consolidated Financial Statements 1

Item 2.	Management’s Discussion and Analysis of Financial

Condition and Results of Operations	1
Financial Highlights and Key Performance Indicators	2
Overview	3
Performance Indicators	4
Management’s Financial Review	5
Results of Operations	7
Wireless	11
Revenues	11
Expenses	19
Other Income (Expenses)	21
Provision for Income Tax	22
Net Income	22
EBITDA	22
Core Income	22
Fixed Line	22
Revenues	22
Expenses	27
Other Expenses	29
Provision for Income Tax	30
Net Income	30
EBITDA	30
Core Income	30
Others	30
Expenses	30 Other Income	31
Net Income	31
EBITDA	31
Core Income	31
Liquidity and Capital Resources	32
Operating Activities	33
Investing Activities	33
Financing Activities	34
Off-Balance Sheet Arrangements	35
Equity Financing	36
Contractual Obligations and Commercial Commitments	36
Quantitative and Qualitative Disclosures about Market Risks	37
Impact of Inflation and Changing Prices	38
PART II – OTHER INFORMATION	38
Related Party Transactions	40
ANNEX – Aging of Accounts Receivable	A-1
Financial Soundness Indicators	A-2
SIGNATURES	S-1

PART I – FINANCIAL INFORMATION

Item 1. Consolidated Financial Statements

Our consolidated financial statements as at March 31, 2013 (unaudited) and December 31, 2012 (as adjusted) and for the three months ended March 31, 2013 and 2012 (unaudited) and related notes (pages F-1 to F-146) are filed as part of this report on Form 17-Q.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

In the following discussion and analysis of our financial condition and results of operations, unless the context indicates or otherwise requires, references to “we,” “us,” “our” or “PLDT Group” mean the Philippine Long Distance Telephone Company and its consolidated subsidiaries, and references to “PLDT” mean the Philippine Long Distance Telephone Company, not including its consolidated subsidiaries (please see Note 2 – Summary of Significant Accounting Policies to the accompanying unaudited consolidated financial statements for the list of these subsidiaries, including a description of their respective principal business activities and PLDT’s direct and/or indirect equity interest).

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the accompanying unaudited consolidated financial statements and the related notes. Our unaudited consolidated financial statements, and the financial information discussed below, have been prepared in accordance with Philippine Financial Reporting Standards, or PFRS, which is virtually converged with International Financial Reporting Standards as issued by the International Accounting Standards Board except for some transitional differences. PFRS differs in certain significant respects from generally accepted accounting principles, or GAAP, in the U.S.

The financial information appearing in this report and in the accompanying unaudited consolidated financial statements is stated in Philippine pesos. All references to “Philippine pesos,” “Php” or “pesos” are to the lawful currency of the Philippines; all references to “U.S. dollars,” “US$” or “dollars” are to the lawful currency of the United States; all references to “Japanese yen,” “JP¥” or “yen” are to the lawful currency of Japan and all references to “Euro” or “€” are to the lawful currency of the European Union. Unless otherwise indicated, translations of Philippine peso amounts into U.S. dollars in this report and in the accompanying unaudited consolidated financial statements were made based on the exchange rate of Php40.92 to US$1.00, the volume weighted average exchange rate as at March 31, 2013 quoted through the Philippine Dealing System.

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith, and we believe that they are reasonable in all material respects. However, we caution you that forward-looking statements and assumed facts or bases almost always vary from actual results, and the differences between the results implied by the forward-looking statements and assumed facts or bases and actual results can be material, depending on the circumstances. When considering forward-looking statements, you should keep in mind the description of risks and cautionary statements in this report. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the forward-looking statements in this report after the date hereof. In light of these risks and uncertainties, actual results may differ materially from any forward-looking statement made in this report or elsewhere might not occur.

Financial Highlights and Key Performance Indicators

	Three Months Ended March 31,		Increase (Decrease)
	2013	2012(1)	Amount	%
(in millions, except for net debt to equity ratio, EBITDA margin, earnings per common share and operational data)
Revenues	40,960	40,826	134	–
Expenses	29,040	28,224	816	3
Other income (expenses)	(189)	848	(1,037)	(122)
Income before income tax	11,731	13,450	(1,719)	(13)
Net income for the period	9,187	9,960	(773)	(8)
Continuing operations	9,062	9,779	(717)	(7)
Discontinued operations	125	181	(56)	(31)
Core income	9,580	9,198	382	4
Continuing operations	9,456	9,041	415	5
Discontinued operations	124	157	(33)	(21)
EBITDA	20,370	20,376	(6)	–
Continuing operations	20,141	19,979	162	1
Discontinued operations	229	397	(168)	(42)
EBITDA margin(2)	50%	50%	–	–
Reported earnings per common share:
Basic	42.42	46.08	(3.66)	(8)
Diluted	42.42	46.08	(3.66)	(8)
Core earnings per common share(3):
Basic	44.28	42.52	1.76	4
Diluted	44.28	42.52	1.76	4

	March 31	December 31,	Increase (Decrease)
	2013	2012(4)	Amount	%
Consolidated Statements of Financial Position
Total assets	407,046	405,815	1,231	–
Property, plant and equipment – net	195,755	200,078	(4,323)	(2)
Cash and cash equivalents and short-term investments	40,722	37,735	2,987	8
Total equity attributable to equity holders of PLDT	130,216	145,550	(15,334)	(11)
Notes payable and long-term debt, including current portion	111,783	115,792	(4,009)	(3)
Net debt(5) to equity ratio	0.55x	0.54x	–	–

	Three Months Ended March 31,		Increase (Decrease)
	2013	2012	Amount	%
Consolidated Statements of Cash Flows
Net cash provided by operating activities	14,302	18,592	(4,290)	(23)
Net cash used in investing activities	4,846	5,610	(764)	(14)
Capital expenditures	3,066	2,751	315	11
Net cash used in financing activities	7,470	12,102	(4,632)	(38)
Operational Data
Number of cellular subscribers	71,699,263	66,109,953	5,589,310	8
Number of fixed line subscribers	2,063,522	2,151,136	(87,614)	(4)
Number of broadband subscribers:	3,163,291	2,994,178	169,113	6
Fixed Line	924,312	881,265	43,047	5
Wireless	2,238,979	2,112,913	126,066	6
Number of employees:	17,779	19,769	(1,990)	(10)
Fixed Line	9,772	11,706	(1,934)	(17)
LEC	7,005	9,064	(2,059)	(23)
Others	2,767	2,642	125	5
Wireless	8,007	8,063	(56)	(1)

(1) The March 31, 2012 comparative information was adjusted to reflect the discontinued operations of the Business Process Outsourcing, or BPO, segment and the adjustments on the adoption of the Revised PAS 19 – Employee Benefits. See “Other Information – Sale of BPO Segment” discussion and Note 2 – Summary of Significant Accounting Policies – Discontinued Operations and Changes in Accounting Policies and Disclosures to the accompanying unaudited consolidated financial statements for further discussion.

(2) EBITDA margin for the period is measured as EBITDA divided by service revenues.

(3) Core earnings per common share, or EPS, for the period is measured as core income divided by the weighted average number of outstanding common shares for the period.

(4) The December 31, 2012 comparative information was restated to reflect the adjustments on the adoption of the Revised PAS 19 – Employee Benefits. See Note 2 – Summary of Significant Accounting Policies – Changes in Accounting Policies and Disclosures to the accompanying unaudited consolidated financial statements for further discussion.

(5) Net debt is derived by deducting cash and cash equivalents and short-term investments from total debt (long-term debt, including current portion and notes payable).

		Weighted average rates
Exchange Rates – per US$	Month-end rates	during the period
March 31, 2013	40.92	40.70
December 31, 2012	41.08	42.24
March 31, 2012	42.93	43.03
December 31, 2011	43.92	43.31

Overview

We are the largest and most diversified telecommunications company in the Philippines. We have organized our business into business units based on our products and services and have three reportable operating segments which serve as bases for management’s decision to allocate resources and evaluate operating performance:

•	Wireless — wireless telecommunications services provided by Smart Communications, Inc., or Smart, Connectivity Unlimited Resource Enterprise, or CURE (the Red Mobile business of CURE was transferred to Smart on July 31, 2012), and Digital Mobile Philippines, Inc., or DMPI, which owns the Sun Cellular business and is a wholly-owned subsidiary of Digital Telecommunications Philippines, Inc., or Digitel, our cellular service providers; Smart Broadband, Inc., or SBI, and Primeworld Digital Systems, Inc., or PDSI, our wireless broadband service providers; Wolfpac Mobile, Inc., or Wolfpac, and Chikka Holdings Limited, or Chikka, and its subsidiaries, or Chikka Group, our wireless content operators; and ACeS Philippines Cellular Satellite Corporation, or ACeS Philippines, our satellite operator;

•	Fixed Line — fixed line telecommunications services primarily provided by PLDT. We also provide fixed line services through PLDT’s subsidiaries, namely, PLDT Clark Telecom, Inc., PLDT Subic Telecom, Inc., PLDT-Philcom, Inc. or Philcom, and its subsidiaries, or Philcom Group, PLDT-Maratel, Inc., SBI, PDSI, Bonifacio Communications Corporation, PLDT Global Corporation, or PLDT Global, and Digitel, all of which together account for approximately 12% of our consolidated fixed line subscribers; and information and communications infrastructure and services for internet applications, internet protocol, or IP-based solutions and multimedia content delivery provided by ePLDT, Inc., or ePLDT, IP Converge Data Services, Inc., or IPCDSI, ABM Global Solutions, Inc., or AGS, and its subsidiaries, or AGS Group, and netGames, Inc.; and bills printing and other value-added services, or VAS, -related services provided by ePDS, Inc., or ePDS; and

•	Others –– PCEV, an investment company.

See Note 2 – Summary of Significant Accounting Policies, Note 4 – Operating Segment Information and Note 13 – Business Combinations to the accompanying unaudited consolidated financial statements.

As at March 31, 2013, our chief operating decision maker, or our Management Committee, views our business activities in three business units: Wireless, Fixed Line and Others. On December 4, 2012, our Board of Directors authorized the sale of our BPO segment.  Consequently, as at December 31, 2012, the BPO segment was classified as discontinued operations and a disposal group held-for-sale. The BPO segment met the criteria of an asset to be classified as held-for-sale as at December 31, 2012 for the following reasons: (1) the BPO segment is available for immediate sale and can be sold to a potential buyer in its current condition; (2) the Board of Directors had approved the plan to sell the BPO segment and we had entered into preliminary negotiations with a potential buyer and should negotiations with a potential buyer not lead to a sale, we expect to be able to seek other sale opportunities as a number of other potential buyers had been identified; and (3) the Board of Directors expected negotiations to be finalized and the sale to be completed in April 2013. Thus, we adjusted the comparative consolidated income statement for the three months ended March 31, 2012 to present the results of operations of our BPO business as discontinued operations. See “Other Information – Sale of BPO Segment” section and Note 2 – Summary of Significant Accounting Policies – Discontinued Operations and Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions to the accompanying unaudited consolidated financial statements for further discussion.

Performance Indicators

We use a number of non-GAAP performance indicators to monitor financial performance. These are summarized below and discussed later in this report.

EBITDA

EBITDA for the period is measured as net income excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing costs, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income. EBITDA is monitored by the management for each business unit separately for purposes of making decisions about resource allocation and performance assessment. EBITDA is presented also as a supplemental disclosure because our management believes that it is widely used by investors in their analysis of the performance of PLDT and to assist them in their comparison of PLDT’s performance with that of other companies in the technology, media and telecommunications sector. We also present EBITDA because it is used by some investors as a way to measure a company’s ability to incur and service debt, make capital expenditures and meet working capital requirements. Companies in the technology, media and telecommunications sector have historically reported EBITDA as a supplement to financial measures in accordance with PFRS. EBITDA should not be considered as an alternative to net income as an indicator of our performance, as an alternative to cash flows from operating activities, as a measure of liquidity or as an alternative to any other measure determined in accordance with PFRS. Unlike net income, EBITDA does not include depreciation and amortization or financing costs and, therefore, does not reflect current or future capital expenditures or the cost of capital. We compensate for these limitations by using EBITDA as only one of several comparative tools, together with PFRS-based measurements, to assist in the evaluation of operating performance. Such PFRS-based measurements include income before income tax, net income, cash flows from operations and cash flow data. We have significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other non-recurring charges, which are not reflected in EBITDA. Our calculation of EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited.

Core Income

Core income is measured as net income attributable to equity holders of PLDT (net income less net income attributable to noncontrolling interests), excluding foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net (excluding hedge costs), asset impairment on noncurrent assets, other non-recurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures. The core income results are monitored by the management for each business unit separately for purposes of making decisions about resource allocation and performance assessment. Also, core income is used by the management as a basis of determining the level of dividend payouts to shareholders and basis of granting incentives to employees. Core income should not be considered as an alternative to income before income tax or net income determined in accordance with PFRS as an indicator of our performance. Unlike income before income tax, core income does not include foreign exchange gains and losses, gains and losses on derivative financial instruments, asset impairments and other non-recurring gains and losses. We compensate for these limitations by using core income as only one of several comparative tools, together with PFRS-based measurements, to assist in the evaluation of operating performance. Such PFRS-based measurements include income before income tax and net income. Our calculation of core income may be different from the calculation methods used by other companies and, therefore, comparability may be limited.

Management’s Financial Review

We use EBITDA and core income to assess our operating performance. The reconciliation of our consolidated EBITDA and our consolidated core income to our consolidated net income for the three months ended March 31, 2013 and 2012 are set forth below.

The following table shows the reconciliation of our consolidated EBITDA to our consolidated net income for the three months ended March 31, 2013 and 2012:

	2013	2012(1)
	(in millions)
EBITDA from continuing operations	20,141	19,979
EBITDA from discontinued operations	229	397

Consolidated EBITDA	20,370	20,376

Add (deduct) adjustments to continuing operations:
Other income	735	789
Interest income	296	354
Foreign exchange gains – net	213	1,240
Equity share in net earnings of associates and joint ventures	148	274
Gains (losses) on derivative financial instruments – net	23	(134)
Amortization of intangible assets	(202)	(27)
Retroactive effect of adoption of Revised PAS 19(2)	(791)	–
Financing costs – net	(1,604)	(1,675)
Provision for income tax	(2,669)	(3,671)
Depreciation and amortization	(7,228)	(7,350)

Total adjustments	(11,079)	(10,200)

Adjustment to discontinued operations	(104)	(216)

Net income from continuing operations	9,062	9,779
Net income from discontinued operations	125	181

(1) The March 31, 2012 comparative information was adjusted to reflect the discontinued operations of the BPO segment and the adjustments on the adoption of the Revised PAS 19 – Employee Benefits. See “Other Information – Sale of BPO Segment” discussion and Note 2 – Summary of Significant Accounting Policies – Discontinued Operations and Changes in Accounting Policies and Disclosures to the accompanying unaudited consolidated financial statements for further discussion.

(2) The Revised PAS 19 modifies the timing of recognition for termination benefits. The modification requires the termination benefits to be recognized at the earlier of when the offer cannot be withdrawn or when the related restructuring costs are recognized. See Note 2 – Summary of Significant Accounting Policies – Changes in Accounting Policies and Disclosures to the accompanying unaudited consolidated financial statements for further discussion.

The following table shows the reconciliation of our consolidated core income to our consolidated net income for the three months ended March 31, 2013 and 2012:

	2013	2012(1)
	(in millions)
Core income from continuing operations	9,456	9,041
Core income from discontinued operations	124	157

Consolidated core income	9,580	9,198

Add (deduct) adjustments to continuing operations:
Foreign exchange gains – net	213	1,240
Gains (losses) on derivative financial instruments – net, excluding hedge cost	92	(46)
Core income adjustment on equity share in net earnings (losses) of associates and joint ventures	14	(89)
Net loss attributable to noncontrolling interests	9	(9)
Retroactive effect of adoption of Revised PAS 19(2)	(791)	–
Net tax effect of aforementioned adjustments	69	(358)
Total adjustments	(394)	738

Adjustment to discontinued operations	1	24

Net income from continuing operations	9,062	9,779
Net income from discontinued operations	125	181
Consolidated net income	9,187	9,960

(1) The March 31, 2012 comparative information was adjusted to reflect the discontinued operations of the BPO segment and the adjustments on the adoption of the Revised PAS 19 – Employee Benefits. See “Other Information – Sale of BPO Segment” discussion and Note 2 – Summary of Significant Accounting Policies – Discontinued Operations and Changes in Accounting Policies and Disclosures to the accompanying unaudited consolidated financial statements for further discussion.

(2) The Revised PAS 19 modifies the timing of recognition for termination benefits. The modification requires the termination benefits to be recognized at the earlier of when the offer cannot be withdrawn or when the related restructuring costs are recognized. See Note 2 – Summary of Significant Accounting Policies – Changes in Accounting Policies and Disclosures to the accompanying unaudited consolidated financial statements for further discussion.

Results of Operations

The table below shows the contribution by each of our business segments to our consolidated revenues, expenses, other income (expenses), income before income tax, provision for income tax, net income/segment profit, EBITDA, EBITDA margin and core income for the three months ended March 31, 2013 and 2012. In each of the three months ended March 31, 2013 and 2012, we generated a majority of our revenues from our operations within the Philippines.

				Inter-segment
	Wireless	Fixed Line	Others	Transactions	Consolidated
		(in millions)
For the three months ended March 31, 2013
Revenues	29,058	15,625	–	(3,723)	40,960
Expenses	19,017	13,952	1	(3,930)	29,040
Other income (expenses)	(178)	(541)	632	(102)	(189)
Income before income tax	9,863	1,132	631	105	11,731
Provision for income tax	2,379	285	5	–	2,669
Net income/Segment profit	7,484	847	626	105	9,187
Continuing operations	7,484	847	626	105	9,062
Discontinued operations	–	–	–	–	125
EBITDA	14,412	5,523	(1)	207	20,370
Continuing operations	14,412	5,523	(1)	207	20,141
Discontinued operations	–	–	–	–	229
EBITDA margin(1)	51%	36%	–	(2%)	50%
Continuing operations	51%	36%	–	(2%)	50%
Discontinued operations	–	–	–	–	10%
Core income	7,470	1,283	598	105	9,580
Continuing operations	7,470	1,283	598	105	9,456
Discontinued operations	–	–	–	–	124
For the three months ended March 31, 2012(2)
Revenues	29,020	15,174	–	(3,368)	40,826
Expenses	18,939	12,798	5	(3,518)	28,224
Other income (expenses)	723	(244)	438	(69)	848
Income before income tax	10,804	2,132	433	81	13,450
Provision for income tax	3,223	443	5	–	3,671
Net income/Segment profit	7,581	1,689	428	81	9,960
Continuing operations	7,581	1,689	428	81	9,779
Discontinued operations	–	–	–	–	181
EBITDA	14,219	5,615	(5)	150	20,376
Continuing operations	14,219	5,615	(5)	150	19,979
Discontinued operations	–	–	–	–	397
EBITDA margin(1)	50%	37%	–	(2%)	50%
Continuing operations	50%	37%	–	(2%)	50%
Discontinued operations	–	–	–	–	18%
Core income	6,925	1,518	517	81	9,198
Continuing operations	6,925	1,518	517	81	9,041
Discontinued operations	–	–	–	–	157
Increase (Decrease)
Revenues	38	451	–	(355)	134
Expenses	78	1,154	(4)	(412)	816
Other income (expenses)	(901)	(297)	194	(33)	(1,037)
Income before income tax	(941)	(1,000)	198	24	(1,719)
Provision for income tax	(844)	(158)	–	–	(1,002)
Net income/Segment profit	(97)	(842)	198	24	(773)
Continuing operations	(97)	(842)	198	24	(717)
Discontinued operations	–	–	–	–	(56)
EBITDA	193	(92)	4	57	(6)
Continuing operations	193	(92)	4	57	162
Discontinued operations	–	–	–	–	(168)
Core income	545	(235)	81	24	382
Continuing operations	545	(235)	81	24	415
Discontinued operations	–	–	–	–	(33)

(1) EBITDA margin for the period is measured as EBITDA divided by service revenues.

(2) The March 31, 2012 comparative information was adjusted to reflect the discontinued operations of the BPO segment, certain presentation adjustments to conform with the current presentation of our business segments and the adjustments on the adoption of the Revised PAS 19 – Employee Benefits. See “Other Information – Sale of BPO Segment” discussion and Note 2 – Summary of Significant Accounting Policies – Discontinued Operations and Changes in Accounting Policies and Disclosures to the accompanying unaudited consolidated financial statements for further discussion.

On a Consolidated Basis

We reported consolidated revenues of Php40,960 million in the first quarter of 2013, an increase of Php134 million as compared with Php40,826 million in the same period in 2012, primarily due to higher broadband revenues from our wireless business, and higher revenues from data and other network services from our fixed line business, partially offset by lower revenues from national long distance, local exchange and international long distance services of our fixed line business, and cellular, satellite and other services of our wireless business.

The following table shows the breakdown of our consolidated revenues by business segment for the three months ended March 31, 2013 and 2012:

					Change
	2013	%	2012(1)	% Amount		%
			(in millions)
Wireless	29,058	71	29,020	71	38	–
Fixed line	15,625	38	15,174	37	451	3
Inter-segment transactions	(3,723)	(9)	(3,368)	(8)	(355)	11

Consolidated	40,960	100	40,826	100	134	–

(1) The March 31, 2012 comparative information was adjusted to reflect the discontinued operations of the BPO segment and certain presentation adjustments to conform with the current presentation of our business segments. See “Other Information – Sale of BPO Segment” discussion and Note 2 – Summary of Significant Accounting Policies – Discontinued Operations and Changes in Accounting Policies and Disclosures to the accompanying unaudited consolidated financial statements for further discussion.

Consolidated expenses increased by Php816 million, or 3%, to Php29,040 million in the first quarter of 2013 from Php28,224 million in the same period in 2012, as a result of higher expenses related to compensation and employee benefits, including the retroactive effect of the adoption of the Revised PAS 19 in our manpower rightsizing program, or MRP, costs of Php791 million in the first quarter of 2013, selling and promotions, amortization of intangible assets and rent, partially offset by lower expenses on interconnection costs, taxes and licenses, professional and other contracted services, and other operating expenses.

The following table shows the breakdown of our consolidated expenses by business segment for the three months ended March 31, 2013 and 2012:

					Change
	2013	%	2012(1)	% Amount		%
			(in millions)
Wireless	19,017	65	18,939	67	78	–
Fixed line	13,952	48	12,798	45	1,154	9
Others	1	–	5	–	(4)	(80)
Inter-segment transactions	(3,930)	(13)	(3,518)	(12)	(412)	12

Consolidated	29,040	100UM(d5:d8)	28,224	100	816	3

(1) The March 31, 2012 comparative information was adjusted to reflect the discontinued operations of the BPO segment, certain presentation adjustments to conform with the current presentation of our business segments and the adjustments on the adoption of the Revised PAS 19 – Employee Benefits. See “Other Information – Sale of BPO Segment” discussion and Note 2 – Summary of Significant Accounting Policies – Discontinued Operations and Changes in Accounting Policies and Disclosures to the accompanying unaudited consolidated financial statements for further discussion.

Consolidated other expenses amounted to Php189 million in the first quarter of 2013, a change of Php1,037 million as against other income of Php848 million in the same period in 2012, primarily due to the combined effects of the following: (i) lower net foreign exchange gains by Php1,027 million mainly due to the revaluation of net foreign-currency denominated liabilities as a result of the effect of a lower level of appreciation of the Philippine peso to the U.S. dollar; (ii) net decrease in equity share in net earnings of associates and joint ventures by Php126 million; (iii) lower interest income by Php58 million due to a lower average peso interest rate and lower average level of dollar and peso investments, effect of appreciation of the Philippine peso relative to the U.S. dollar and shorter average tenor of dollar placements, partly offset by the higher average dollar interest rate and longer average tenor of peso placements; (iv) a decrease in net financing costs by Php71 million mainly due to lower interest on loans and other related items on account of lower interest rates and appreciation of the Philippine peso, partially offset by higher outstanding long-term debts by our fixed line and wireless businesses, higher financing charges and lower capitalized interest; (v) a decrease in other income by Php54 million mainly due to the lower net gain on fixed assets disposal, the reversal of prior year’s provisions, and pension benefit income recognized by PLDT in 2012; and (vi) net gains on derivative financial instruments of Php23 million in the first quarter of 2013 as against net losses on derivative financial instruments of Php134 million in the same period in 2012 on account of lower loss on derivatives due to the maturity of the 2012 hedges and lower level of the Philippine peso appreciation, partially offset by a narrower dollar and peso interest rate differentials in the first three months of 2013.

The following table shows the breakdown of our consolidated other income (expenses) by business segment for the three months ended March 31, 2013 and 2012:

					Change
	2013	%	2012(1)	% Amount		%
			(in millions)
Wireless	(178)	94	723	85	(901)	(125)
Fixed line	(541)	286	(244)	(29)	(297)	122
Others	632	(334)	438	52	194	44
Inter-segment transactions	(102)	54	(69)	(8)	(33)	48

Consolidated	(189)	100	848	100	(1,037)	(122)

(1) The March 31, 2012 comparative information was adjusted to reflect the discontinued operations of the BPO segment, certain presentation adjustments to conform with the current presentation of our business segments and the adjustments on the adoption of the Revised PAS 19 – Employee Benefits. See “Other Information – Sale of BPO Segment” discussion and Note 2 – Summary of Significant Accounting Policies – Discontinued Operations and Changes in Accounting Policies and Disclosures to the accompanying unaudited consolidated financial statements for further discussion.

Consolidated net income decreased by Php773 million, or 8%, to Php9,187 million in the first quarter of 2013, from Php9,960 million in the same period in 2012. The decrease was mainly due to the combined effects of the following: (i) an increase in consolidated expenses by Php797 million; (ii) an increase in consolidated other expense – net by Php1,037 million; (iii) an increase in consolidated revenues by Php115 million; and (iv) a decrease in consolidated provision for income tax by Php1,002 million, which was mainly due to lower taxable income across our businesses. Our consolidated basic and diluted EPS, including EPS from discontinued operations, decreased to Php42.42 in the first quarter of 2013 from consolidated basic and diluted EPS of Php46.08 in the same period in 2012. Our weighted average number of outstanding common shares was approximately 216.1 million in each of the three months ended March 31, 2013 and 2012.

The following table shows the breakdown of our consolidated net income by business segment for the three months ended March 31, 2013 and 2012:

					Change
	2013	%	2012(1)	% Amount		%
			(in millions)
Wireless	7,484	82	7,581	76	(97)	(1)
Fixed line	847	9	1,689	17	(842)	(50)
Others	626	7	428	4	198	46
Inter-segment transactions	105	1	81	1	24	30

Continuing operations	9,062	99UM(d5:d8)	9,779	98	(717)	(7)
Discontinued operations	125	1	181	2	(56)	(31)

Consolidated	9,187	100	9,960	100	(773)	(8)

(1) The March 31, 2012 comparative information was adjusted to reflect the discontinued operations of the BPO segment, certain presentation adjustments to conform with the current presentation of our business segments and the adjustments on the adoption of the Revised PAS 19 – Employee Benefits. See “Other Information – Sale of BPO Segment” discussion and Note 2 – Summary of Significant Accounting Policies – Discontinued Operations and Changes in Accounting Policies and Disclosures to the accompanying unaudited consolidated financial statements for further discussion.

EBITDA

Our consolidated EBITDA, including EBITDA from discontinued operations, amounted to Php20,370 million in the first quarter of 2013, a decrease of Php6 million as compared with Php20,376 million in the same period in 2012, primarily due to higher operating expenses driven by higher selling and promotions, compensation and employee benefits, excluding the retroactive effect of the adoption of the Revised PAS 19 in our MRP costs of Php791 million in the first quarter of 2013, and amortization of intangible assets, partially offset by lower interconnection costs and cost of sales, and an increase in consolidated revenues.

The following table shows the breakdown of our consolidated EBITDA by business segment for the three months ended March 31, 2013 and 2012:

						Change
	2013	%	2012(1)%			Amount	%
			(in millions)
Wireless	14,412	71	14,219	70		193	1
Fixed line	5,523	27	5,615	27		(92)	(2)
Others	(1)	–	(5)	–		4	(80)
Inter-segment transactions	207	1	150	1	199	57	38

Continuing operations	20,141	99UM(d5:d8)	19,979	98		162	1
Discontinued operations	229	1	397	2		(168)	(42)

Consolidated	20,370	100	20,376	100		(6)	–

(1) The March 31, 2012 comparative information was adjusted to reflect the discontinued operations of the BPO segment, certain presentation adjustments to conform with the current presentation of our business segments and the adjustments on the adoption of the Revised PAS 19 – Employee Benefits. See “Other Information – Sale of BPO Segment” discussion and Note 2 – Summary of Significant Accounting Policies – Discontinued Operations and Changes in Accounting Policies and Disclosures to the accompanying unaudited consolidated financial statements for further discussion.

Core Income

Our consolidated core income, including core income from discontinued operations, amounted to Php9,580 million in the first quarter of 2013, an increase of Php382 million, or 4%, as compared with Php9,198 million in the same period in 2012, primarily due to an increase in consolidated revenues and lower provision for income tax, partially offset by an increase in consolidated expenses, excluding the retroactive effect of the adoption of the Revised PAS 19 in our MRP costs of Php791 million in the first quarter of 2013. Our consolidated basic and diluted core EPS, including basic and diluted core EPS from discontinued operations, increased to Php44.28 in the first quarter of 2013 from Php42.52 in the same period in 2012.

The following table shows the breakdown of our consolidated core income by business segment for the three months ended March 31, 2013 and 2012:

						Change
	2013	%	2012(1)%			Amount	%
			(in millions)
Wireless	7,470	78	6,925	75		545	8
Fixed line	1,283	14	1,518	16		(235)	(15)
Others	598	6	517	6		81	16
Inter-segment transactions	105	1	81	1	199	24	30

Continuing operations	9,456	99UM(d5:d8)	9,041	98		415	5
Discontinued operations	124	1	157	2		(33)	(21)

Consolidated	9,580	100	9,198	100		382	4

(1) The March 31, 2012 comparative information was adjusted to reflect the discontinued operations of the BPO segment, certain presentation adjustments to conform with the current presentation of our business segments and the adjustments on the adoption of the Revised PAS 19 – Employee Benefits. See “Other Information – Sale of BPO Segment” discussion and Note 2 – Summary of Significant Accounting Policies – Discontinued Operations and Changes in Accounting Policies and Disclosures to the accompanying unaudited consolidated financial statements for further discussion.

On a Business Segment Basis

Wireless

Revenues

We generated revenues from our wireless business of Php29,058 million in the first quarter of 2013, an increase of Php38 million from Php29,020 million in the same period in 2012.

The following table summarizes our total revenues from our wireless business for the three months ended March 31, 2013 and 2012 by service segment:

					Increase (Decrease)
	2013	%	2012(1)	% Amount		%
			(in millions)
Service Revenues:
Cellular	25,795	89	25,884	89	(89)	–
Wireless broadband, satellite and others
Wireless broadband	2,321	8	2,122	7	199	9
Satellite and others	354	1	396	2	(42)	(11)

	28,470	98	28,402	98	68	–
Non-Service Revenues:
Sale of cellular handsets, cellular subscriber identification module, or SIM,-packs and broadband data modems	588	2	618	2	(30)	(5)
Total Wireless Revenues	29,058	100	29,020	100	38	–

(1) The March 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments.

Service Revenues

Our wireless service revenues in the first quarter of 2013, increased by Php68 million to Php28,470 million as compared with Php28,402 million in the same period in 2012, mainly as a result of higher revenues from our wireless broadband services, partially offset by lower revenues from our cellular, satellite and other services. The increase in our wireless broadband revenues was mainly due to a 6% growth in our broadband subscriber base. The decrease in our cellular revenues was mainly due to a decline in revenues from international calls, inbound international roaming revenues, and domestic standard and international SMS, partially offset by an increase in our revenues from domestic calls and higher revenues from domestic bucket-priced/unlimited SMS and internet-based VAS. Our dollar-linked revenues were negatively affected by the appreciation of the Philippine peso relative to the U.S. dollar, which decreased to a weighted average exchange rate of Php40.70 for the three months ended March 31, 2013 from Php43.03 for the three months ended March 31, 2012. With subscriber growth being driven more by multiple SIM card ownership, especially in the lower income segment of the Philippine wireless market, monthly cellular average revenue per unit/s, or ARPUs, for the first quarter of 2013 were lower as compared with the same period in 2012. As a percentage of our total wireless revenues, service revenues accounted for 98% in each of the first quarter of 2013 and 2012.

Cellular Service

Our cellular service revenues in the first quarter of 2013 amounted to Php25,795 million, a decrease of Php89 million from Php25,884 million in the same period in 2012. Cellular service revenues accounted for 91% of our wireless service revenues in each of the first quarter of 2013 and 2012.

We have focused on segmenting the market by offering sector-specific, value-driven packages for our subscribers. These include load buckets which provide a fixed number of messages with prescribed validity periods and call packages which allow a fixed number of calls of preset duration. Starting out as purely on-net packages, buckets now also offer voice, text and hybrid bundles available to all networks. Smart and Sun Cellular also provide packages with unlimited voice, text, data, and combinations thereof, whose denominations depend on the duration and nature of the unlimited packages.

The following table shows the breakdown of our cellular service revenues for the three months ended March 31, 2013 and 2012:

			Increase (Decrease)
	2013	2012(1)	Amount	%
		(in millions)
Cellular service revenues	25,795	25,884	(89)	–
By service type	25,186	25,191	(5)	–
Prepaid	20,814	21,304	(490)	(2)
Postpaid	4,372	3,887	485	12
By component	25,186	25,191	(5)	–
Voice	12,273	12,471	(198)	(2)
Data	12,913	12,720	193	2
Others(2)	609	693	(84)	(12)

(1)	The March 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments.

(2)	Refers to other non-subscriber-related revenues consisting primarily of inbound international roaming fees, share in revenues from PLDT’s WeRoam and PLDT Landline Plus, or PLP, services, a small number of leased line contracts, and revenues from Chikka and other Smart subsidiaries.

The following table shows other key measures of our cellular business as at and for the three months ended March 31, 2013 and 2012:

			Increase (Decrease)
	2013	2012	Amount	%
Cellular subscriber base	71,699,263	66,109,953	5,589,310	8
Prepaid	69,628,396	64,072,883	5,555,513	9
Smart Prepaid	24,411,169	26,853,620	(2,442,451)	(9)
Talk ’N Text	30,570,909	22,159,902	8,411,007	38
Sun Cellular	14,464,318	14,159,612	304,706	2
Red Mobile(1)	182,000	899,749	(717,749)	(80)
Postpaid	2,070,867	2,037,070	33,797	2
Sun Cellular	1,303,590	1,419,845	(116,255)	(8)
Smart	767,241	617,058	150,183	24
Red Mobile(1)	36	167	(131)	(78)
Systemwide traffic volumes (in millions)(2)
Calls (in minutes)	13,591	13,550	41	–
Domestic	12,686	12,687	(1)	–
Inbound	299	305	(6)	(2)
Outbound	12,387	12,382	5	–
International	905	863	42	5
Inbound	807	765	42	5
Outbound	98	98	–	–
SMS/Data count (in hits) (2)	126,869	125,868	1,001	1
Text messages	123,578	124,102	(524)	–
Domestic	123,369	123,894	(525)	–
Bucket-Priced/Unlimited	115,264	115,986	(722)	(1)
Standard	8,105	7,908	197	2
International	209	208	1	–
Value-Added Services	3,281	1,754	1,527	87
Financial Services	10	12	(2)	(17)

(1) Activations have been discontinued since the fourth quarter of 2011 due to the transfer of the Red Mobile business from CURE to Smart which was completed on June 30, 2012.

(2) The March 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments.

Revenues generated from our prepaid cellular services amounted to Php20,814 million in the first quarter of 2013, a decrease of Php490 million, or 2%, as compared with Php21,304 million in the same period in 2012. Prepaid cellular service revenues accounted for 83% and 85% of cellular voice and data revenues in the first quarter of 2013 and 2012, respectively. Revenues generated from postpaid cellular service amounted to Php4,372 million in the first quarter of 2013, an increase of Php485 million, or 12%, as compared with Php3,887 million earned in the same period in 2012, and which accounted for 17% and 15% of cellular voice and data revenues in the first quarter of 2013 and 2012, respectively. The increase in our postpaid cellular service revenues was primarily due to an increase in subscriber base. The decrease in revenues from our prepaid cellular services was primarily due to a decline in our revenues from outbound domestic standard and international SMS, inbound and outbound international calls, and SMS/MMS-based VAS, partially offset by an increase in revenues from domestic bucket-priced/unlimited SMS, internet-based VAS and financial services.

Voice Services

Cellular revenues from our voice services, which include all voice traffic and voice VAS, such as voice mail and outbound international roaming, decreased by Php198 million, or 2%, to Php12,273 million in the first quarter of 2013 from Php12,471 million in the same period in 2012, primarily due to lower cellular international call revenues, partially offset by higher cellular domestic call revenues. Cellular voice services accounted for 48% of our cellular service revenues in each of the first quarter of 2013 and 2012.

The following table shows the breakdown of our cellular voice revenues for the three months ended March 31, 2013 and 2012:

			Increase (Decrease)
	2013	2012(1)	Amount	%
		(in millions)
Voice services:
Domestic
Inbound	1,137	1,128	9	1
Outbound	7,238	7,084	154	2

	8,375	8,212	163	2

International
Inbound	3,312	3,602	(290)	(8)
Outbound	586	657	(71)	(11)
	3,898	4,259	(361)	(8)

Total	12,273	12,471	(198)	(2)

(1) The March 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments.

Domestic voice service revenues increased by Php163 million, or 2%, to Php8,375 million in the first quarter of 2013 from Php8,212 million in the same period in 2012, primarily due to an increase in domestic outbound and inbound voice service revenues by Php154 million and Php9 million, respectively.

Revenues from domestic outbound voice service increased by Php154 million, or 2%, to Php7,238 million in the first quarter of 2013 from Php7,084 million in the same period in 2012 mainly due to increased traffic on unlimited calls and improved yield on bucket offers. Domestic outbound call volume of 12,387 million minutes increased by 5 million minutes from 12,382 million minutes in the same period in 2012.

Revenues from our domestic inbound voice service increased by Php9 million, or 1%, to Php1,137 million in the first quarter of 2013 from Php1,128 million in the same period in 2012 primarily due to an increase in traffic originating from other domestic mobile carriers and a favorable traffic settlement adjustment, partly offset by lower traffic originating from fixed line calls. Domestic inbound call volumes of 299 million minutes in the first quarter of 2013, decreased by 6 million minutes, or 2%, from 305 million minutes in the same period in 2012.

International voice service revenues decreased by Php361 million, or 8%, to Php3,898 million in the first quarter of 2013 from Php4,259 million in the same period in 2012 primarily due to lower international inbound voice service revenues by Php290 million, or 8%, to Php3,312 million in the first quarter of 2013 from Php3,602 million in the same period in 2012 resulting from a decrease in average international termination rates and lower international outbound voice service revenues by Php71 million, or 11%, to Php586 million in the first quarter of 2013 from Php657 million in the same period in 2012. The decrease in international voice service revenues was also due to the unfavorable effect on dollar-linked revenues of the appreciation of the Philippine peso relative to the U.S. dollar to a weighted average exchange rate of Php40.70 for the three months ended March 31, 2013 from Php43.03 for the three months ended March 31, 2012. International inbound and outbound calls totaled 905 million minutes, an increase of 42 million minutes, or 5%, from 863 million minutes in the same period in 2012.

Data Services

Cellular revenues from our data services, which include all text messaging-related services, as well as VAS, increased by Php193 million, or 2%, to Php12,913 million in the first quarter of 2013 from Php12,720 million in the same period in 2012 primarily due to higher internet-based VAS, partially offset by lower text messaging revenues and SMS/MMS-based VAS. Cellular data services accounted for 50% and 49% of our cellular service revenues in the first quarter of 2013 and 2012, respectively.

The following table shows the breakdown of our cellular data service revenues for the three months ended March 31, 2013 and 2012:

			Increase (Decrease)
	2013	2012	Amount	%
		(in millions)
Text messaging(1)
Domestic	10,699	10,605	94	1
Bucket-Priced/Unlimited	7,454	6,867	587	9
Standard	3,245	3,738	(493)	(13)
International	863	960	(97)	(10)

	11,562	11,565	(3)	–

Value-added services
Internet-based(2)	979	688	291	42
Pasa Load/Give-a-load(3)	152	171	(19)	(11)
SMS-based(4)	135	164	(29)	(18)
MMS-based(5)	59	118	(59)	(50)
	1,325	1,141	184	16
Financial services	26	14	12	86
Total	12,913	12,720	193	2

(1) The March 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments.

(2) Includes revenues from web-based services such as mobile internet browsing, video streaming and Uzzap, net of allocated discounts and content provider costs.

(3) Includes revenues from Pasa Load and Dial*SOS, net of allocated discounts. Pasa Load/Give-a-load is a service which allows prepaid and postpaid subscribers to transfer small denominations of air time credits to other prepaid subscribers. Dial*SOS allows Smart prepaid subscribers to borrow Php4 of load (Php3 on-net SMS plus Php1 air time) from Smart which will be deducted upon their next top-up.

(4) Includes revenues from info-on-demand and voice text services, net of allocated discounts and content provider costs.

(5) Includes revenues from point-to-point multimedia messaging system, or MMS, and content download services, such as ringtone, logo or music downloads, net of allocated discounts and content provider costs.

Text messaging-related services contributed revenues of Php11,562 million in the first quarter of 2013, a decrease of Php3 million as compared with Php11,565 million in the same period in 2012, and accounted for 90% and 91% of our total cellular data service revenues in the first quarter of 2013 and 2012, respectively. The decrease in revenues from text messaging-related services resulted mainly from lower standard and international messaging revenues, partially offset by higher text messaging revenues from the various bucket-priced/unlimited SMS offers. Text messaging revenues from the various bucket-priced/unlimited SMS offers totaled Php7,454 million in the first quarter of 2013, an increase of Php587 million, or 9%, as compared with Php6,867 million in the same period in 2012. Bucket-priced/unlimited text messages of 115,264 million in the first quarter of 2013, decreased by 722 million, or 1%, from 115,986 million in the same period in 2012.

Standard text messaging revenues, which includes outbound standard SMS and domestic inbound SMS revenues, decreased by Php493 million, or 13%, to Php3,245 million in the first quarter of 2013 from Php3,738 million in the same period in 2012, primarily due to increased preference for unlimited SMS offers. Standard text messages of 8,105 million in the first quarter of 2013, increased by 197 million, or 2%, from 7,908 million in the same period in 2012, on the back of increased domestic inbound SMS volume, which offset the decline in domestic outbound standard SMS volume.

International text messaging revenues amounted to Php863 million in the first quarter of 2013, a decrease of Php97 million, or 10%, from Php960 million in the same period in 2012 mainly due to the unfavorable effect of the appreciation of the peso relative to the U.S. dollar on international inbound text messaging revenues and a lower international outbound SMS traffic, partially offset by the higher traffic and effective dollar yield of international inbound SMS.

VAS contributed revenues of Php1,325 million in the first quarter of 2013, an increase of Php184 million, or 16%, as compared with Php1,141 million in the same period in 2012, primarily due to an increase in revenues from internet-based VAS, particularly from mobile internet browsing.

Subscriber Base, ARPU and Churn Rates

As at March 31, 2013, our cellular subscribers totaled 71,669,263, an increase of 5,589,310, or 8%, over the cellular subscriber base of 66,109,953 as at March 31, 2012. Our cellular prepaid subscriber base grew by 5,555,513, or 9%, to 69,628,396 as at March 31, 2013 from 64,072,883 as at March 31, 2012, and our cellular postpaid subscriber base increased by 33,797, or 2%, to 2,070,867 as at March 31, 2013 from 2,037,070 as at March 31, 2012. The increase in subscriber base was primarily due to the growth in Smart’s Talk ‘N Text prepaid subscribers and a net increase in Sun Cellular subscribers by 8,411,007 and 188,451, respectively, as at March 31, 2013. Prepaid subscribers accounted for 97% of our total subscriber base as at March 31, 2013 and 2012.

Our net subscriber activations for the three months ended March 31, 2013 and 2012 were as follows:

			Increase (Decrease)
	2013	2012	Amount	%
Prepaid	2,016,859	2,280,091	(263,232)	(12)
Smart	(416,249)	280,483	(696,732)	(248)
Talk ’N Text	2,125,856	1,692,727	433,129	26
Red Mobile(1)	(52,035)	(538,635)	486,600	(90)
Sun Cellular	359,287	845,516	(486,229)	(58)
Postpaid	(184,054)	133,233	(317,287)	(238)
Smart	83,813	66,573	17,240	26
Red Mobile(1)	(16)	(96)	80	(83)
Sun Cellular	(267,851)	66,756	(334,607)	(501)
Total	1,832,805	2,413,324	(580,519)	(24)

(1) Activations have been discontinued since the fourth quarter of 2011 due to the transfer of the Red Mobile business from CURE to Smart which was completed on June 30, 2012.

Prepaid and postpaid subscribers reflected net activations of 2,016,859 and net reductions of 184,054 subscribers, respectively, in the first quarter of 2013 as compared with net activations of 2,280,091 and 133,233, respectively, in the same period in 2012.

The following table summarizes our average monthly churn rates for the three months ended March 31, 2013 and 2012:

	2013	2012
	(in %)
Prepaid
Smart Prepaid	5.6	5.8
Talk ’N Text	3.0	5.2
Red Mobile	9.1	21.5
Sun Cellular	9.6	9.2
Postpaid
Smart	1.9	2.8
Red Mobile	12.0	14.9
Sun Cellular	8.6	0.9

For Smart Prepaid subscribers, the average monthly churn rate in the first quarter of 2013 and 2012 were 5.6% and 5.8%, respectively, while the average monthly churn rate for Talk ’N Text subscribers were 3% and 5.2% in the first quarter of 2013 and 2012, respectively. The average monthly churn rate for Red Mobile prepaid subscribers were 9.1% and 21.5% in the first quarter of 2013 and 2012, respectively. The average monthly churn rate for Sun Cellular prepaid subscribers were 9.6% and 9.2% in the first quarter of 2013 and 2012, respectively.

The average monthly churn rate for Smart Postpaid subscribers were 1.9% and 2.8% in the first quarter of 2013 and 2012, respectively. The average monthly churn rate for Red Mobile postpaid subscribers were 12.0% and 14.9% in the first quarter of 2013 and 2012, respectively. The average monthly churn rate for Sun Cellular postpaid subscribers was 8.6% and 0.9% in the first quarter of 2013 and 2012, respectively.

The following table summarizes our average monthly cellular ARPUs for the three months ended March 31, 2013 and 2012:

	Gross(1)		Increase (Decrease)		Net(2)		Increase (Decrease)
	2013	2012(3)	Amount	%	2013	2012(3)	Amount %
Prepaid
Smart Prepaid	161	176	(15)	(9)	141	153	(12)	(8)
Talk ’N Text	98	116	(18)	(16)	87	102	(15)	(15)
Red Mobile	108	46	62	135	96	40	56	140
Sun Cellular	70	69	1	1	61	59	2	3
Postpaid
Smart	1,166	1,289	(123)	(10)	1,152	1,265	(113)	(9)
Red Mobile	349	339	10	3	349	339	10	3
Sun Cellular	468	399	69	17	464	396	68	17

(1) Gross monthly ARPU is calculated by dividing gross cellular service revenues for the month, gross of discounts, allocated content provider costs and interconnection income but excluding inbound roaming revenues, by the average number of subscribers in the month.

(2) Net monthly ARPU is calculated by dividing gross cellular service revenues for the month, including interconnection income, but excluding inbound roaming revenues, net of discounts and content provider costs, by the average number of subscribers in the month.

(3) The March 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments.

Our average monthly prepaid and postpaid ARPUs per quarter in 2013 and 2012 were as follows:

	Prepaid								Postpaid
	Smart Prepaid		Talk ’N Text		Red Mobile		Sun Cellular(1)		Smart		Red Mobile		Sun Cellular(1)

	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)

2013
First Quarter	161	141	98	87	108	96	70	69	1,166	1,152	349	349	468	464
2012(4)
First Quarter	176	153	116	102	46	40	69	59	1,289	1,265	339	339	399	396
Second Quarter	167	145	113	100	66	57	68	58	1,253	1,227	368	368	407	405
Third Quarter	163	141	107	93	72	61	69	60	1,250	1,248	375	375	398	395
Fourth Quarter	171	150	106	93	101	90	76	66	1,262	1,246	370	370	400	397

(1) Sun Cellular brand and its subscribers were acquired by PLDT when PLDT acquired a controlling interest in Digitel on October 26, 2011. Sun Cellular operates through DMPI, a wholly-owned subsidiary of Digitel.

(2) Gross monthly ARPU is calculated based on the average of the gross monthly ARPUs for the quarter.

(3) Net monthly ARPU is calculated based on the average of the net monthly ARPUs for the quarter.

(4) The March 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments.

Wireless Broadband, Satellite and Other Services

Our revenues from wireless broadband, satellite and other services consist mainly of wireless broadband service revenues from SBI and DMPI, charges for ACeS Philippines’ satellite information and messaging services and service revenues generated by the mobile virtual network operations of PLDT Global’s subsidiary.

Wireless Broadband

Revenues from our wireless broadband services increased by Php199 million, or 9%, to Php2,321 million in the first quarter of 2013 from Php2,122 million in the same period in 2012, primarily due to a 6% growth in broadband subscriber base.

The following table shows information of our wireless broadband subscriber base as at March 31, 2013 and 2012:

			Increase (Decrease)
	2013	2012	Amount	%
Wireless Broadband Subscribers	2,238,979	2,112,913	126,066	6
Prepaid	1,498,167	1,389,123	109,044	8
Smart Broadband	1,226,054	1,168,385	57,669	5
Sun Broadband	272,113	220,738	51,375	23
Postpaid	740,812	723,790	17,022	2
Smart Broadband	514,518	449,974	64,544	14
Sun Broadband	226,294	273,816	(47,522)	(17)

Smart Broadband and Sun Broadband Wireless, SBI’s and DMPI’s broadband services, respectively, offer a number of wireless broadband services and had a total of 2,238,979 subscribers as at March 31, 2013, an increase of 126,066 subscribers, or 6%, as compared with 2,112,913 subscribers as at March 31, 2012, primarily due to an increase by 122,213, or 8%, in Smart Broadband subscribers and an increase in Sun Broadband subscribers by 3,853, or 1%, as at March 31, 2013. Our prepaid wireless broadband subscriber base increased by 109,044 subscribers, or 8%, to 1,498,167 subscribers as at March 31, 2013 from 1,389,123 subscribers as at March 31, 2012, while our postpaid wireless broadband subscriber base increased by 17,022 subscribers, or 2%, to 740,812 subscribers as at March 31, 2013 from 723,790 subscribers as at March 31, 2012.

SBI’s SmartBro fixed wireless broadband service, recently rebranded as myBro, is being offered under PLDT’s Home megabrand. myBro fixed wireless broadband service is powered either via a link to Smart’s wireless broadband-enabled base stations which allows subscribers to connect to the internet using an outdoor aerial antenna installed in the subscriber’s home or via Smart’s WiMAX (Worldwide Interoperability for Microwave Access) network.

SBI also offers mobile internet access through SmartBro Plug-It, a wireless modem and SmartBro Pocket Wifi, a portable wireless router which can be shared by up to five users at a time.  Both provide instant connectivity at varying connectivity speeds in places where there is Smart network coverage provided by either 3G high speed packet access (HSPA), 4G HSPA+ or LTE technology. SmartBro Plug-It and SmartBro Pocket Wifi are available in both postpaid and prepaid variants. SBI also offers unlimited internet surfing for SmartBro Plug-It and Pocket Wifi Prepaid subscribers. We also have an additional array of load packages that offer per minute-based charging and longer validity periods, as well as Always On packages, which offers volume over time-based buckets catering to subscribers with varying data surfing requirements.

DMPI’s Sun Broadband Wireless is an affordable high-speed broadband wireless service utilizing advanced 3.5G HSPA technology on an all-IP network offering various plans and packages to internet users.

Satellite and Other Services

Revenues from our satellite and other services decreased by Php42 million, or 11%, to Php354 million in the first quarter of 2013 from Php396 million in the same period in 2012, primarily due to the termination of wired and wireless leased line clients, a decrease in the number of ACeS Philippines’ subscribers and the effect of the appreciation of the Philippine peso relative to the U.S. dollar to a weighted average exchange rate of Php40.70 for the three months ended March 31, 2013 from Php43.03 for the three months ended March 31, 2012 on our U.S. dollar and U.S. dollar-linked satellite and other service revenues.

Non-Service Revenues

Our wireless non-service revenues consist of proceeds from sales of cellular handsets, cellular SIM-packs and broadband data modems. Our wireless non-service revenues decreased by Php30 million, or 5%, to Php588 million in the first quarter of 2013 from Php618 million in the same period in 2012, primarily due to the decrease in the combined average retail price and quantity of Smart’s cellular handsets/SIM-packs issued for activation, a decrease in the number of Plug-It modems sold, as well as the decrease in DMPI’s non-service revenue contribution by Php22 million for the first quarter of 2013.

Expenses

Expenses associated with our wireless business amounted to Php19,017 million in the first quarter of 2013, an increase of Php78 million from Php18,939 million in the same period in 2012. A significant portion of this increase was attributable to higher expenses related to compensation and employee benefits, amortization of intangible assets, selling and promotions, rent, insurance and security services, communication, training and travel, and professional and other contracted services, partially offset by lower interconnection costs, cost of sales, taxes and licenses, asset impairment, depreciation and amortization, repairs and maintenance and other operating expenses. As a percentage of our total wireless revenues, expenses associated with our wireless business accounted for 65% in each of the first quarter of 2013 and 2012.

The following table summarizes the breakdown of our total wireless-related expenses for the three months ended March 31, 2013 and 2012 and the percentage of each expense item in relation to the total:

					Increase (Decrease)
	2013	%	2012(1)	% Amount		%
			(in millions)
Depreciation and amortization	4,051	21	4,111	22	(60)	(1)
Rent	2,518	13	2,412	13	106	4
Compensation and employee benefits	2,161	11	1,891	10	270	14
Cost of sales	2,100	11	2,267	12	(167)	(7)
Repairs and maintenance	1,987	11	1,998	10	(11)	(1)
Interconnection costs	1,942	10	2,220	12	(278)	(13)
Selling and promotions	1,514	8	1,387	7	127	9
Professional and other contracted services	902	5	879	5	23	3
Taxes and licenses	568	3	641	3	(73)	(11)
Communication, training and travel	353	2	318	2	35	11
Asset impairment	295	2	356	2	(61)	(17)
Insurance and security services	262	1	224	1	38	17
Amortization of intangible assets	201	1	27	–	174	644
Other expenses	163	1	208	1	(45)	(22)
Total	19,017	100	18,939	100	78	–

(1) The March 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments and the adjustments on the adoption of the Revised PAS 19 – Employee Benefits. See Note 2 – Summary of Significant Accounting Policies – Changes in Accounting Policies and Disclosures to the accompanying unaudited consolidated financial statements for further discussion.

Depreciation and amortization charges decreased by Php60 million, or 1%, to Php4,051 million primarily due to a lower depreciable asset base.

Rent expenses increased by Php106 million, or 4%, to Php2,518 million primarily due to an increase in leased circuit and office building rental charges, partially offset by lower site rental charges. In the three months ended March 31, 2013, we had 10,494 cell sites, 14,845 cellular/mobile broadband base stations and 2,898 fixed wireless broadband-enabled base stations, as compared with 10,495 cell sites, 12,756 cellular/mobile broadband base stations and 2,797 fixed wireless broadband-enabled base stations in the same period in 2012.

Compensation and employee benefits expenses increased by Php270 million, or 14%, to Php2,161 million primarily due to higher MRP costs of Smart as a result of the retroactive adjustment of the adoption of the Revised PAS 19 of Php119 million in the first quarter of 2013, LTIP costs, as well as higher salaries and employee benefits and provision for pension benefits. Employee headcount decreased to 8,007 as at March 31, 2013 as compared with 8,063 as at March 31, 2012, primarily due to the availment of the MRP by Smart and DMPI employees as at March 31, 2013.

Cost of sales decreased by Php167 million, or 7%, to Php2,100 million primarily due to lower average cost of handsets and SIM-packs issued for activation and retention purposes and lower average cost of broadband modems sold.

Repairs and maintenance expenses decreased by Php11 million, or 1%, to Php1,987 million mainly due to lower site electricity consumption and site facilities maintenance costs, partially offset by higher maintenance costs on IT software and hardware, and cellular and broadband network facilities, as well as higher janitorial costs.

Interconnection costs decreased by Php278 million, or 13%, to Php1,942 million primarily due to a decrease in interconnection charges on international calls and roaming SMS.

Selling and promotion expenses increased by Php127 million, or 9%, to Php1,514 million primarily due to higher commissions and public relations expenses.

Professional and other contracted service fees increased by Php23 million, or 3%, to Php902 million primarily due to an increase in call center, contracted and outsourced service costs, partly offset by lower consultancy and technical service fees.

Taxes and licenses decreased by Php73 million, or 11%, to Php568 million primarily due to lower business-related taxes and license fees.

Communication, training and travel expenses increased by Php35 million, or 11%, to Php353 million primarily due to higher expenses related to mailing and courier, as well as freight and hauling, partially offset by lower travel expenses, communication charges and fuel consumption costs for executive vehicles.

Asset impairment decreased by Php61 million, or 17%, to Php295 million primarily due to lower provision for inventory obsolescence, partially offset by higher provision for uncollectible receivables.

Insurance and security services increased by Php38 million, or 17%, to Php262 million primarily due to higher office and site security expenses, partially offset by lower insurance and bond premiums.

Amortization of intangible assets increased by Php174 million to Php201 million primarily due to the amortization of intangible assets related to customer list and franchise.

Other expenses decreased by Php45 million, or 22%, to Php163 million primarily due to lower various business and operational-related expenses.

Other Income (Expenses)

The following table summarizes the breakdown of our total wireless-related other income (expenses) for the three months ended March 31, 2013 and 2012:

			Change
	2013	2012(1)	Amount	%
Other Income (Expenses):		(in millions)
Foreign exchange gains – net	188	963	(775)	(80)
Interest income	143	194	(51)	(26)
Gains (Losses) on derivative financial instruments – net	3	(23)	26	(113)
Equity share in net losses of associates	(33)	(2)	(31)	1,550
Financing costs – net	(631)	(701)	70	(10)
Others	152	292	(140)	(48)

Total	(178)	723	(901)	(125)

(1) The March 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments.

Our wireless business’ other expenses amounted to Php178 million in the first quarter of 2013, a change of Php901 million, or 125%, as against other income of Php723 million in the same period in 2012, primarily due to the combined effects of the following: (i) lower net foreign exchange gains by Php775 million on account of revaluation of net foreign currency-denominated liabilities due to the lower appreciation of the Philippine peso to the U.S. dollar; (ii) a decrease in other income by Php140 million mainly due to losses on fixed asset disposal in the first quarter of 2013 as compared with gain on disposal of fixed asset in 2012 and lower recovery of prior years’ provision; (iii) a decrease in interest income by Php51 million mainly due to lower average short-term investments and lower average interest rates, as well as shorter average tenor of U.S. dollar placements in the first quarter of 2013 and the appreciation of the Philippine peso to the U.S. dollar, partially offset by higher U.S. dollar interest rate and longer average tenor of Philippine peso placements; (iv) an increase in equity share in net losses of associates by Php31 million; (v) net gains on derivative financial instruments by Php3 million in the first quarter of 2013 as compared with net loss of Php23 million in the same period in 2012 mainly on account of mark-to-market gain on derivatives as a result of lower level of the appreciation of the Philippine peso, partially offset by a narrower dollar and peso interest rate differentials; and (vi) lower net financing costs by Php70 million primarily due to a decrease in interest expense mainly due to a lower average interest rate and a decrease in financing charges.

Provision for Income Tax

Provision for income tax decreased by Php844 million, or 26%, to Php2,379 million in the first quarter of 2013 from Php3,223 million in the same period in 2012 primarily due to lower taxable income. The effective tax rate for our wireless business was 24% and 30% in the first quarter of 2013 and 2012, respectively.

Net Income

As a result of the foregoing, our wireless business’ net income decreased by Php97 million, or 1%, to Php7,484 million from Php7,581 million recorded in the same period in 2012.

EBITDA

As a result of the foregoing, our wireless business’ EBITDA increased by Php193 million, or 1%, to Php14,412 million in the first quarter of 2013 from Php14,219 million in the same period in 2012.

Core Income

Our wireless business’ core income increased by Php545 million, or 8%, to Php7,470 million in the first quarter of 2013 from Php6,925 million in the same period in 2012 on account of an increase in wireless revenues and a decrease in provision for income tax, partially offset by a decrease in other income and higher wireless-related operating expenses, excluding the retroactive effect of the adoption of the Revised PAS 19 in our MRP costs of Php119 million in the first quarter of 2013.

Fixed Line

Revenues

Revenues generated from our fixed line business amounted to Php15,625 million in the first quarter of 2013, an increase of Php451 million, or 3%, from Php15,174 million in the same period in 2012.

The following table summarizes our total revenues from our fixed line business for the three months ended March 31, 2013 and 2012 by service segment:

					Increase (Decrease)
	2013	%	2012(1)%		Amount	%
			(in millions)
Service Revenues:
Local exchange	4,037	26	4,174	27	(137)	(3)
International long distance	2,881	19	2,810	19	71	3
National long distance	1,155	7	1,338	9	(183)	(14)
Data and other network	6,626	42	6,228	41	398	6
Miscellaneous	491	3	445	3	46	10

	15,190	97	14,995	99	195	1
Non-Service Revenues:
Sale of computers, phone units and SIM cards	435	3	179	1	256	143
Total Fixed Line Revenues	15,625	100	15,174	100	451	3

(1) The March 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments.

Service Revenues

Our fixed line business provides local exchange service, national and international long distance services, data and other network services, and miscellaneous services. Our fixed line service revenues increased by Php195 million, or 1%, to Php15,190 million in the first quarter of 2013 from Php14,995 million in the same period in 2012 due to an increase in the revenue contribution of our data and other network, international long distance and miscellaneous services, partially offset by decreases in national long distance and local exchange services.

Local Exchange Service

The following table summarizes the key measures of our local exchange service business as at and for the three months ended March 31, 2013 and 2012:

			Increase (Decrease)
	2013	2012(1)	Amount	%
Total local exchange service revenues (in millions)	4,037	4,174	(137)	(3)
Number of fixed line subscribers	2,063,522	2,151,136	(87,614)	(4)
Postpaid	2,000,666	2,025,093	(24,427)	(1)
Prepaid	62,856	126,043	(63,187)	(50)
Number of fixed line employees	7,005	9,064	(2,059)	(23)
Number of fixed line subscribers per employee	295	237	58	24

(1) The March 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments.

Revenues from our local exchange service decreased by Php137 million, or 3%, to Php4,037 million in the first quarter of 2013 from Php4,174 million in the same period in 2012, primarily due to the decrease in postpaid wired and PLP lines, and a decrease in ARPU on account of lower fixed charges due to the increase in demand for bundled voice and data services. The percentage contribution of local exchange revenues to our total fixed line service revenues was 26% and 28% in the first quarter of 2013 and 2012, respectively.

PLP wireless service allows subscribers to bring the telephone set anywhere within the home zone area and is available in postpaid and prepaid variants. Similar to our PLP wireless service, Digitel’s SunTel wireless landline offers unlimited landline to landline calls.

International Long Distance Service

The following table shows our international long distance service revenues and call volumes for the three months ended March 31, 2013 and 2012:

			Increase (Decrease)
	2013	2012(1)	Amount	%
Total international long distance service revenues (in millions)	2,881	2,810	71	3
Inbound	2,581	2,460	121	5
Outbound	300	350	(50)	(14)
International call volumes (in million minutes, except call ratio)	584	557	27	5
Inbound	480	429	51	12
Outbound	104	128	(24)	(19)
Inbound-outbound call ratio	4.6:1	3.4:1	–	–

(1) The March 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments.

Our total international long distance service revenues increased by Php71 million, or 3%, to Php2,881 million in the first quarter of 2013 from Php2,810 million in the same period in 2012, primarily due to the increase in PLDT’s inbound call volumes, as well as the increase in average collection rate in dollar terms, partially offset by the unfavorable effect of the appreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar to Php40.70 in the first quarter of 2013 from Php43.03 in the same period in 2012, and the decrease in average settlement rate in dollar terms. The percentage contribution of international long distance service revenues to our total fixed line service revenues accounted for 19% in each of the first quarter of 2013 and 2012.

Our revenues from inbound international long distance service increased by Php121 million, or 5%, to Php2,581 million in the first quarter of 2013 from Php2,460 million in the same period in 2012 primarily due to the increase in inbound call volumes, partially offset by the unfavorable effect on our inbound revenues of the appreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar, and the decrease in average settlement rate in dollar terms.

Our revenues from outbound international long distance service decreased by Php50 million, or 14%, to Php300 million in the first quarter of 2013 from Php350 million in the same period in 2012, primarily due to the decrease in PLDT’s outbound call volumes and the unfavorable effect of the appreciation of the weighted average exchange rate of the Philippine peso to the U.S. dollar to Php40.70 for the three months ended March 31, 2013 from Php43.03 for the three months ended March 31, 2012, resulting in a decrease in the average billing rate to Php40.80 in the first quarter of 2013 from Php43.31 in the same period in 2012 partially offset by the increase in the average collection rate in dollar terms.

National Long Distance Service

The following table shows our national long distance service revenues and call volumes for the three months ended March 31, 2013 and 2012:

			Decrease
	2013	2012(1)	Amount	%
Total national long distance service revenues (in millions)	1,155	1,338	(Php183)	(14)
National long distance call volumes (in million minutes)	212	268	(56)	(21)

(1) The March 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments.

Our national long distance service revenues decreased by Php183 million, or 14%, to Php1,155 million in the first quarter of 2013 from Php1,338 million in the same period in 2012, primarily due to a decrease in call volumes, partially offset by an increase in the average revenue per minute of our national long distance services. The percentage contribution of national long distance revenues to our fixed line service revenues was 8% and 9% in the first quarter of 2013 and 2012, respectively.

Data and Other Network Services

The following table shows information of our data and other network service revenues for the three months ended March 31, 2013 and 2012:

			Increase (Decrease)
	2013	2012(1)	Amount	%
Data and other network service revenues (in millions)	6,626	6,228	398	6
Domestic	4,823	4,609	214	5
Broadband	2,952	2,829	123	4
DSL	2,903	2,773	130	5
WeRoam	49	56	(7)	(13)
Leased Lines and Others	1,871	1,780	91	5
International
Leased Lines and Others	1,373	1,391	(18)	(1)
VitroTM Data Center	430	228	202	89
Subscriber base
Broadband	924,312	881,265	43,047	5
DSL	907,703	864,154	43,549	5
WeRoam	16,609	17,111	(502)	(3)
SWUP	24,980	20,742	4,238	20

(1) The March 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments.

Our data and other network services posted revenues of Php6,626 million in the first quarter of 2013, an increase of Php398 million, or 6%, from Php6,228 million in the same period in 2012, primarily due to higher revenues from VitroTM data center, PLDT DSL, and domestic leased line revenues resulting from the higher revenue contribution of Metro Ethernet, partially offset by the decrease in international data revenues primarily due to lower revenues from inland cable lease and Fibernet revenues. The percentage contribution of this service segment to our fixed line service revenues was 44% and 41% in the first quarter of 2013 and 2012, respectively.

Domestic

Domestic data services contributed Php4,823 million in the first quarter of 2013, an increase of Php214 million, or 5%, as compared with Php4,609 million in the same period in 2012 mainly due to higher DSL, Metro Ethernet and Diginet revenues, and Shops.Work subscribers as customer locations and bandwidth requirements continued to expand and demand for offshoring, outsourcing services increased, partially offset by lower internet exchange and IP-VPN revenues. The percentage contribution of domestic data service revenues to total data and other network services was 73% and 74% in the first quarter of 2013 and 2012, respectively.

Broadband

Broadband data services include PLDT DSL broadband internet service, which is intended for individual internet users, small and medium enterprises, and large corporations with multiple branches, and PLDT WeRoam, our mobile broadband service, running on the PLDT Group’s nationwide wireless network (using GPRS, EDGE, 3G/HSDPA/HSPA/HSPA+ and WiFi technologies).

Broadband data revenues amounted to Php2,952 million in the first quarter of 2013, an increase of Php123 million, or 4%, from Php2,829 million in the same period in 2012, primarily due to the higher revenue contribution of DSL which contributed revenues of Php2,903 million in the first quarter of 2013 from Php2,773 million in the same period in 2012 as a result of the increase in the number of subscribers by 43,549, or 5%, to 907,703 subscribers from 864,154 subscribers as at March 31, 2012. DSL revenues accounted for 44% and 45% of total data and other network service revenues in the first quarter of 2013 and 2012, respectively.

WeRoam revenues amounted to Php49 million in the first quarter of 2013, a decrease of Php7 million, or 13%, from Php56 million in the same period in 2012 as a result of a decrease in subscriber base by 502, or 3%, to 16,609 subscribers in the first quarter of 2013 from 17,111 subscribers in the same period in 2012.

Leased Lines and Others

Leased lines and other data services include: (1) Diginet, our domestic private leased line service providing Smart’s fiber optic and leased line data requirements; (2) IP-VPN, a managed corporate IP network that offers a secure means to access corporate network resources; (3) Metro Ethernet, our high-speed wide area networking services that enable mission-critical data transfers;

(4) Shops.Work, our connectivity solution for retailers and franchisers that links company branches to their head office; and (5) SWUP, our wireless VPN service that powers mobile point-of-sale terminals and off-site bank ATMs, as well as other retail outlets located in remote areas. As at March 31, 2013, SWUP had a total subscriber base of 24,980 up by 4,238, or 20%, from 20,742 subscribers in the same period in 2012. Leased lines and other data revenues amounted to Php1,871 million in the first quarter of 2013, an increase of Php91 million, or 5%, from Php1,780 million in the same period in 2012, primarily due to higher revenues from Metro Ethernet and Shops.Work, partially offset by lower internet exchange and IP-VPN revenues. The percentage contribution of leased lines and other data service revenues to the total data and other network services was 28% in each of the first quarter of 2013 and 2012.

International

Leased Lines and Others

International leased lines and other data services consist mainly of: (1) i-Gate, our premium dedicated internet access service that provides high speed, reliable and managed connectivity to the global internet, and is intended for enterprises and VAS providers; (2) Fibernet, which provides cost-effective and reliable bilateral point-to-point private networking connectivity, through the use of our extensive international alliances to offshore and outsourcing, banking and finance, and semiconductor industries; and (3) other international managed data services in partnership with other global service providers, such as AT&T, BT-Infonet, NTT Arcstar, Orange Business, SingTel, Tata, Telstra, Verizon Business, among others, which provide data networking services to multinational companies. International data service revenues decreased by Php18 million, or 1%, to Php1,373 million in the first quarter of 2013 from Php1,391 million in the same period in 2012, primarily due to lower inland-cable lease and Fibernet revenues, and the unfavorable effect of the appreciation of the Philippine peso relative to the U.S. dollar partially offset by an increase in revenues from various global service providers. The percentage contribution of international data service revenues to total data and other network service revenues was 21% and 22% in the first quarter of 2013 and 2012, respectively.

VitroTM Data Center

VitroTM data center provides co-location or rental services, server hosting, disaster recovery and business continuity services, intrusion detection, security services, such as firewalls and managed firewalls. Data center revenues increased by Php202 million, or 89%, to Php430 million in the first quarter of 2013 from Php228 million in the same period in 2012 mainly due to higher co-location and managed services.

Miscellaneous Services

Miscellaneous service revenues are derived mostly from rental and facilities management fees, internet and online gaming, and directory advertising. These service revenues increased by Php46 million, or 10%, to Php491 million in the first quarter of 2013 from Php445 million in the same period in 2012 mainly due to higher facilities management fees, rental and directory advertising, and the revenue contribution of PGNL, which is the exclusive distributor and licensee of the programs, shows, films and channels of TV5 abroad, the distribution of which is via syndication and international linear channels. The percentage contribution of miscellaneous service revenues to our total fixed line service revenues was 3% in each of the first quarter of 2013 and 2012.

Non-service Revenues

Non-service revenues increased by Php256 million, or 143%, to Php435 million in the first quarter of 2013 from Php179 million in the same period in 2012, primarily due to increases in the sales of hardware and software licenses, and Telpad, partially offset by lower computer-bundled sales, several managed PABX and On Call solutions, and PLP units.

Expenses

Expenses related to our fixed line business totaled Php13,952 million in the first quarter of 2013, an increase of Php1,154 million, or 9%, as compared with Php12,798 million in the same period in 2012. The increase was primarily due to higher expenses related to compensation and employee benefits, repairs and maintenance, selling and promotions, interconnection costs, rent and asset impairment, partly offset by lower expenses related to depreciation and amortization, cost of sales, insurance and security services, communication, training and travel, and professional and other contracted services. As a percentage of our total fixed line revenues, expenses associated with our fixed line business accounted for 89% and 84% in the first quarter of 2013 and 2012, respectively.

The following table shows the breakdown of our total fixed line-related expenses for the three months ended March 31, 2013 and 2012 and the percentage of each expense item to the total:

					Increase (Decrease)
	2013	%	2012(1)	% Amount		%
			(in millions)
Compensation and employee benefits	3,679	26	2,891	23	788	27
Depreciation and amortization	3,177	23	3,239	25	(62)	(2)
Interconnection costs	2,085	15	1,977	15	108	5
Repairs and maintenance	1,494	11	1,300	10	194	15
Professional and other contracted services	965	7	982	8	(17)	(2)
Rent	708	5	654	5	54	8
Selling and promotions	413	3	272	2	141	52
Taxes and licenses	331	2	330	3	1	–
Cost of sales	311	2	341	3	(30)	(9)
Asset impairment	307	2	265	2	42	16
Communication, training and travel	198	2	217	2	(19)	(9)
Insurance and security services	141	1	170	1	(29)	(17)
Amortization of intangible assets	1	–	–	–	1	100
Other expenses	142	1	160	1	(18)	(11)
Total	13,952	100	12,798	100	1,154	9

(1) The March 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments and the adjustments on the adoption of the Revised PAS 19 – Employee Benefits. See Note 2 – Summary of Significant Accounting Policies – Changes in Accounting Policies and Disclosures to the accompanying unaudited consolidated financial statements for further discussion.

Compensation and employee benefits expenses increased by Php788 million, or 27%, to Php3,679 million primarily due to higher MRP costs as a result of the retroactive adjustment of the adoption of the Revised PAS 19 of Php672 million in the first quarter of 2013, provision for pension, and salaries and employee benefits, partially offset by lower provision for LTIP costs. Employee headcount decreased to 9,772 in the first quarter of 2013 as compared with 11,706 in the same period in 2012 mainly due to a decrease in PLDT’s and Digitel’s headcounts as a result of the MRP, partially offset by an increase in the number of employee headcount of iPlus.

Depreciation and amortization charges decreased by Php62 million, or 2%, to Php3,177 million due to lower depreciable asset base.

Interconnection costs increased by Php108 million, or 5%, to Php2,085 million primarily due to higher international long distance interconnection/settlement costs as a result of higher international received paid calls that terminated to other domestic carriers, partially offset by lower settlement costs for national long distance interconnection costs and data and other network services particularly Fibernet and Infonet.

Repairs and maintenance expenses increased by Php194 million, or 15%, to Php1,494 million primarily due to higher repairs and maintenance costs for buildings, office electricity cost, and IT software partially offset by lower repairs and maintenance costs on central office/telecoms equipment, cable and wire facilities, vehicles, furniture and other work equipment, and lower site fuel and electricity consumption.

Professional and other contracted service expenses decreased by Php17 million, or 2%, to Php965 million primarily due to lower consultancy and technical service fees, partially offset by higher contracted service, bill printing fees, and other professional fees.

Rent expenses increased by Php54 million, or 8%, to Php708 million primarily due to higher site, office building and equipment rentals, and domestic leased circuit charges, partially offset by lower international leased circuits charges.

Selling and promotion expenses increased by Php141 million, or 52%, to Php413 million primarily due to higher advertising, promotional campaigns, public relations and commissions expense.

Taxes and licenses increased by Php1 million to Php331 million as a result of higher real property taxes and NTC license fees.

Cost of sales decreased by Php30 million, or 9%, to Php311 million primarily due to lower sales of PLP units, and several managed PABX and On Call solutions, partially offset by an increase in the sale of Telpad units.

Asset impairment increased by Php42 million, or 16%, to Php307 million mainly due to higher provision for uncollectible receivables.

Communication, training and travel expenses decreased by Php19 million, or 9%, to Php198 million mainly due to a decrease in mailing and courier, and fuel consumption charges, partially offset by higher local and foreign training and travel.

Insurance and security services decreased by Php29 million, or 17%, to Php141 million primarily due to lower office security services, partially offset by higher expenses on insurance and bond premiums.

Amortization of intangible assets amounted to Php1 million relating to the amortization of intangible assets related to customer list and licenses in relation to IP Converge Data Services, Inc.’s acquisition.

Other expenses decreased by Php18 million, or 11%, to Php142 million primarily due to lower various business and operational-related expenses.

Other Expenses

The following table summarizes the breakdown of our total fixed line-related other expenses for the three months ended March 31, 2013 and 2012:

			Change
	2013	2012(1)	Amount	%
Other Income (Expenses):		(in millions)
Interest income	145	153	(8)	(5)
Foreign exchange gains – net	25	277	(252)	(91)
Gains (losses) on derivative financial instruments – net	20	(111)	131	(118)
Equity share in net earnings (losses) of associates	(6)	63	(69)	(110)
Financing costs – net	(973)	(974)	1	–
Others	248	348	(100)	(29)

Total	(541)	(244)	(297)	122

(1) The March 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments and the adjustments on the adoption of the Revised PAS 19 – Employee Benefits. See Note 2 – Summary of Significant Accounting Policies – Changes in Accounting Policies and Disclosures to the accompanying unaudited consolidated financial statements for further discussion.

Our fixed line business’ other expenses amounted to Php541 million in the first quarter of 2013, an increase of Php297 million, or 122%, from Php244 million in the same period in 2012. The increase was due to the combined effects of the following: (i) decrease in net foreign exchange gains by Php252 million due to the foreign exchange revaluation of foreign currency-denominated assets and liabilities due to the effect of the lower level of appreciation of the Philippine peso to the U.S. dollar; (ii) a decrease in other income by Php100 million mainly due to lower gain on disposal of fixed assets;

(iii) equity share in net losses of associates and joint ventures of Php6 million for the three months ended March 31, 2013 as compared with equity share in net earnings of Php63 million in the same period in 2012 as a result of the disposal of Philweb Corporation in 2012; (iv) a decrease in interest income by Php8 million due to a lower principal amount of dollar placements, lower average dollar and peso interest rates, shorter average tenor of dollar placements and the impact of the appreciation of the Philippine peso on dollar placements; and (v) net gains on derivative financial instruments of Php20 million in the first quarter of 2013 as against net losses on derivative financial instruments of Php111 million in the same period in 2012 due to maturity of 2012 hedges and the effect of a lower level of appreciation of the Philippine peso to the U.S. dollar, partially offset by narrower dollar and peso interest rate differentials.

Provision for Income Tax

Provision for income tax amounted to Php285 million in the first quarter of 2013, a decrease of Php158 million, or 36%, from Php443 million in the same period in 2012, primarily due to lower taxable income.

Net Income

As a result of the foregoing, our fixed line business contributed a net income of Php847 million in the first quarter of 2013, decreased by Php842 million, or 50%, as compared with Php1,689 million in the same period in 2012.

EBITDA

As a result of the foregoing, our fixed line business’ EBITDA decreased by Php92 million, or 2%, to Php5,523 million in the first quarter of 2013 from Php5,615 million in the same period in 2012.

Core Income

Our fixed line business’ core income decreased by Php235 million, or 15%, to Php1,283 million in the first quarter of 2013 from Php1,518 million in the same period in 2012, primarily as a result of higher fixed line operating expenses and other expenses, excluding the retroactive effect of the adoption of the Revised PAS 19 in our MRP costs of Php672 million in the first quarter of 2013, partially offset by higher fixed line revenues and a decrease in provision for income tax.

Others

Expenses

Expenses associated with our other business segment totaled Php1 million in the first quarter of 2013, a decrease of Php4 million, or 80%, as compared with Php5 million in the same period in 2012, primarily due to PCEV’s lower other operating expenses.

Other Income

The following table summarizes the breakdown of other income for other business segment for the three months ended March 31, 2013 and 2012:

			Change
	2013	2012	Amount	%
Other Income (Expenses):		(in millions)
Equity share in net earnings of associates	187	213	(26)	(12)
Interest income	8	7	1	14
Others	437	218	219	100

Total	632	438	194	44

Other income increased by Php194 million, or 44%, to Php632 million in the first quarter of 2013 from Php438 million in the same period in 2012 primarily due to an increase in other income by Php219 million mainly due to a decrease in equity share in net earnings of associates by Php26 million mainly due to the decrease in PCEV’s share in the net earnings of Beacon, which includes its share in the results of operations of Meralco and net of share in net earnings of preferred shareholders.

In the first quarter of 2013, Meralco’s reported and core income amounted to Php4,024 million as compared with Php3,373 million and Php3,418 million, respectively, in the same period in 2012. These results were primarily due to increases in billed customers and electricity sales volume, partially offset by lower distribution and transmission rates in the first quarter of 2013 as compared with the same period in 2012. PCEV’s share in the reported and core income of Meralco, including its share in Beacon’s results of operations and amortization of fair value adjustment related to the acquisition of Meralco, amounted to Php187 million and Php174 million, respectively, in the first quarter of 2013, and Php213 million and Php303 million, respectively, in the same period in 2012.

Net Income

As a result of the foregoing, our other business segment registered a net income of Php626 million, an increase of Php198 million, or 46%, in the first quarter of 2013 from Php428 million in the same period in 2012.

EBITDA

As a result of the foregoing, negative EBITDA from our other business segment decreased by Php4 million, or 80%, to negative Php1 million in the first quarter of 2013 from negative Php5 million in the same period in 2012.

Core Income

Our other business segment’s core income amounted to Php598 million in the first quarter of 2013, an increase of Php81 million, or 16%, as compared with Php517 million in the same period in 2012 mainly as a result of an increase in other income, partially offset by a decrease in the adjustment in equity share of Meralco.

Liquidity and Capital Resources

The following table shows our consolidated cash flows for the three months ended March 31, 2013 and 2012, as well as our consolidated capitalization and other consolidated selected financial data as at March 31, 2013 and December 31, 2012:

	Three Months Ended March 31,
	2013	2012
	(in millions)
Cash Flows
Net cash provided by operating activities	14,302	18,592
Net cash used in investing activities	4,846	5,610
Capital expenditures	3,066	2,751
Net cash used in financing activities	7,470	12,102
Net increase in cash and cash equivalents	1,956	735
	March 31,	December 31,

	2013	2012(1)

	(in millions)
Capitalization
Long-term portion of interest-bearing financial liabilities – net of current portion:
Long-term debt	99,787	102,811
Obligations under finance lease	9	10
	99,796	102,821

Current portion of interest-bearing financial liabilities:
Long-term debt maturing within one year	11,996	12,981
Obligations under finance lease maturing within one year	8	8
	12,004	12,989

Total interest-bearing financial liabilities	111,800	115,810
Total equity attributable to equity holders of PLDT	130,216	145,550

	242,016	261,360

Other Selected Financial Data
Total assets(1)	407,046	405,815
Property, plant and equipment	195,755	200,078
Cash and cash equivalents	39,135	37,161
Short-term investments	1,587	574

(1) The December 31, 2012 comparative information was restated to reflect the adjustments on the adoption of the Revised PAS 19 – Employee Benefits. See Note 2 – Summary of Significant Accounting Policies – Changes in Accounting Policies and Disclosures to the accompanying unaudited consolidated financial statements for further discussion.

Our consolidated cash and cash equivalents and short-term investments totaled Php40,722 million as at March 31, 2013. Principal sources of consolidated cash and cash equivalents in the first quarter of 2013 were cash flows from operating activities amounting to Php14,302 million, proceeds from availment of long-term debt of Php5,255 million and interest received of Php320 million. These funds were used principally for: (1) debt principal and interest payments of Php9,415 million and Php1,501 million, respectively; (2) capital outlays of Php3,066 million; (3) net payment of capital expenditures under long-term financing of Php1,642 million; (4) payment for deposit for future PDRs’ subscription of Php750 million; (5) settlements of derivative financial instruments of Php128 million; and (6) dividend payments of Php23 million.

Our consolidated cash and cash equivalents and short-term investments totaled Php47,399 million as at March 31, 2012. Principal sources of consolidated cash and cash equivalents in the first quarter of 2012 were cash flows from operating activities amounting to Php18,592 million, proceeds from availment of long-term debt and notes payable of Php10,136 million, interest received of Php358 million and dividends received of Php224 million. These funds were used principally for: (1) debt principal and interest payments of Php12,228 million and Php1,404 million, respectively; (2) Trust Fund and settlement for redemption of shares of Php5,849 million; (3) payment for purchase of investment in an associate and purchase of shares of noncontrolling shareholders of Php3,427 million; (4) capital outlays of Php2,751 million; (5) net payment of capital expenditures under long-term financing of Php2,545 million; and (6) settlements of derivative financial instruments of Php141 million.

Operating Activities

Our consolidated net cash flows from operating activities decreased by Php4,290 million, or 23%, to Php14,302 million in the first quarter of 2013 from Php18,592 million in the same period in 2012, primarily due to lower operating income and lower collection of receivables, partially offset by higher settlement of accounts payable and other various liabilities.

Cash flows provided by operating activities of our fixed line business decreased by Php5,955 million, or 70%, to Php2,559 million in the first quarter of 2013 from Php8,514 million in the same period in 2012, primarily due to lower operating income, lower collection of receivables and higher level of settlement of accounts payable and other liabilities. Conversely, cash flows from operating activities of our wireless business increased by Php2,027 million, or 21%, to Php11,542 million in the first quarter of 2013 from Php9,515 million in the same period in 2012, primarily due to higher level of collection of outstanding receivables, lower level of settlement of accounts payable and higher operating income, partially offset by higher level of settlement of other current liabilities.

Investing Activities

Consolidated net cash used in investing activities amounted to Php4,846 million in the first quarter of 2013, a decrease of Php764 million, or 14%, from Php5,610 million in the same period in 2012, primarily due to the combined effects of the following: (1) lower payment for investments in joint venture and subsidiaries by Php3,420 million; (2) increase in short-term investments by Php965 million; (3) payment for deposit for PDRs’ subscription of Php750 million in the first quarter of 2013; (4) the increase in capital expenditures by Php315 million; and (5) lower dividends received by Php203 million.

Our consolidated capital expenditures in the first quarter of 2013 totaled Php3,066 million, an increase of Php315 million, or 11%, as compared with Php2,751 million in the same period in 2012, primarily due to increases in the Digitel Group’s, PLDT’s and Smart Group’s capital spending. Smart Group’s capital spending of Php1,245 million in the first quarter of 2013 was used primarily to modernize and expand its 2G/3G cellular and mobile broadband networks, as well as to purchase additional customer premises equipment for the fixed wireless broadband business. PLDT’s capital spending of Php1,435 million in the first quarter of 2013 was principally used to finance the expansion and upgrade of its submarine cable facilities, DFON facilities, NGN roll-out, fixed line data and IP-based network services and outside plant rehabilitation. Digitel’s capital spending of Php177 million in the first quarter of 2013 was intended principally to finance the expansion of fixed mobile convergence and continued upgrade of its core and transmission network to increase penetration, particularly in provincial areas. The balance represented other subsidiaries’ capital spending.

As part of our growth strategy, we may from time to time, continue to make acquisitions and investments in companies or businesses.

Dividends received in the first quarter of 2013 amounted to Php21 million, a decrease of Php203 million, or 91%, as compared with Php224 million in the same period in 2012. The dividends received in the first quarter of 2013 were from Philweb for the remaining shares related to the third and fourth tranches of the sale, as discussed in Note 10 – Investment in Associates and Joint Ventures to the accompanying unaudited consolidated financial statements. The dividends received in the first quarter of 2012 were from Meralco and Philweb.

Financing Activities

On a consolidated basis, net cash used in financing activities amounted to Php7,470 million, a decrease of Php4,632 million, or 38% as compared with Php12,102 million in the same period in 2012, resulting largely from the combined effects of the following: (1) creation of Trust Fund for the redemption of shares of Php5,708 million in 2012; (2) lower repayments of long-term debt and notes payable by Php2,813 million; (3) higher interest payment by Php97 million; (4) lower net settlement of capital expenditures under long-term financing by Php903 million; and (5) lower proceeds from the issuance of long-term debt and notes payable by Php4,881 million.

Debt Financing

Proceeds from availment of long-term debt for the three months ended March 31, 2013 amounted to Php5,255 million, mainly from PLDT’s and Smart’s drawings related to the financing of our capital expenditure requirements and maturing loan obligations. Payments of principal and interest on our total debt amounted to Php9,415 million and Php1,501 million, respectively, in the first quarter of 2013.

Our consolidated long-term debt decreased by Php4,009 million, or 3%, to Php111,783 million as at March 31, 2013 from Php115,792 million as at December 31, 2012, largely due to debt amortizations and prepayments, and the appreciation of the Philippine peso relative to the U.S. dollar to Php40.92 as at March 31, 2013 and Php41.08 as at December 31, 2012 from Php42.93 as at March 31, 2012 and Php43.92 as at December 31, 2011, partially offset by drawings from our term loan facilities. As at March 31, 2013, the long-term debt levels of Digitel and PLDT decreased by 9% and 7% to Php17,003 million and Php55,113 million, respectively, while Smart’s long-term debt level increased by 4% to Php39,667 million, as compared with December 31, 2012.

On January 16, 2013, PLDT signed a US$300 million term loan facility agreement with a syndicate of banks with the Bank of Tokyo-Mitsubishi UFJ, Ltd. as the facility agent. Proceeds from the facility will be used to finance capital expenditures and/or to refinance PLDT’s existing obligations which were also used to finance capital expenditures for network expansion and improvement programs. The facility is payable over five years in nine equal semi-annual installments commencing on the date which falls 12 months after the date of the facility agreement, with final repayment on January 16, 2018. The amounts of US$40 million and US$160 million were partially drawn on March 6, 2013 and April 19, 2013, respectively, and the balance of US$100 million remained undrawn as at May 7, 2013. The amount of US$40 million, or Php1,637 million, remained outstanding as at March 31, 2013.

On January 28, 2013, Smart signed a US$35 million five-year term loan facility with China Banking Corporation, to finance the equipment and service contracts for the modernization and expansion project. The loan is payable over five years in ten equal semi-annual installments. The amount of US$35 million was fully drawn on May 7, 2013. There was no outstanding balance under this facility as at March 31, 2013.

On February 22, 2013, Smart signed a US$45.51 million five-year term loan facility with Nordea Bank as the original lender, arranger and facility agent, to finance the supply and services contracts for the modernization and expansion project. Nordea Bank will subsequently assign its rights and obligations to the SEK guaranteed by EKN. The agreement is comprised of Tranche A1, Tranche A2, Tranche B1 and Tranche B2 in the amounts of US$25 million, US$19 million, US$0.86 million and US$0.65 million, respectively. No availment has been made on this facility as at May 7, 2013.

On March 25, 2013, Smart signed a US$50 million five-year term loan facility with FEC as the original lender, to finance the supply and services contracts for the modernization and expansion project. The facility was arranged by the Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mizuho Corporate Bank, Ltd. This facility is payable semi-annually in nine equal installments commencing six months after drawdown date. No availment has been made on this facility as at May 7, 2013.

As a result of the acquisition of Digitel, PLDT assumed the obligations of JG Summit Holdings, Inc., or JGSHI, as guarantor under the Digitel and DMPI loan agreements covered by guarantees from JGSHI. These loans and guarantees contained certain representations and covenants applicable to JGSHI including that on the ownership of JGSHI in Digitel. Digitel and DMPI obtained the required consents of the lenders and export credit agencies for the replacement of JGSHI by PLDT as guarantor under these loans. As at March 31, 2013, the outstanding balance of DMPI loans covered by PLDT guarantees is Php12,555 million. There are no outstanding Digitel loans covered by PLDT guarantees as at March 31, 2013.

Approximately Php60,021 million principal amount of our consolidated outstanding long-term debt as at March 31, 2013 is scheduled to mature over the period from 2013 to 2016. Of this amount, Php17,349 million is attributable to PLDT, Php30,081 million to Smart and Php12,591 million to the Digitel Group.

For a complete discussion of our long-term debt, see Note 20 – Interest-bearing Financial Liabilities – Long-term Debt to the accompanying unaudited consolidated financial statements.

Debt Covenants

Our consolidated debt instruments contain restrictive covenants, including covenants that require us to comply with specified financial ratios and other financial tests, calculated in conformity with PFRS, at relevant measurement dates, principally at the end of each quarterly period. We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments. Furthermore, certain of DMPI’s debt instruments contain provisions wherein DMPI may be declared in default in case of a change in control in DMPI.

As at March 31, 2013, we were in compliance with all of our debt covenants.

See Note 20 – Interest-bearing Financial Liabilities – Debt Covenants to the accompanying unaudited consolidated financial statements for a detailed discussion of our debt covenants.

Financing Requirements

We believe that our available cash, including cash flow from operations, will provide sufficient liquidity to fund our projected operating, investment, capital expenditures and debt service requirements for the next 12 months.

Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements that have or are reasonably likely to have any current or future effect on our financial position, results of operations, cash flows, changes in stockholders’ equity, liquidity, capital expenditures or capital resources that are material to investors.

Equity Financing

Our current dividend policy is to pay out 70% of our core earnings per share taking into consideration the interest of our shareholders as well as our working capital, capital expenditures and debt servicing requirements. The retention of earnings may be necessary to meet the funding requirements of our business expansion and development programs.  However, in the event no investment opportunities arise, we may consider the option of returning additional cash to our shareholders in the form of special dividends up to the 30% balance of our core earnings or share buybacks.  We were able to declare dividend payouts of approximately 100% of our core earnings for six consecutive years from 2007 to 2012.  The accumulated equity in the net earnings of our subsidiaries, which form part of our retained earnings, are not available for distribution unless realized in the form of dividends from such subsidiaries.

Consolidated cash dividend payments in the first quarter of 2013 amounted to Php23 million as compared with Php33 million paid to shareholders in the same period in 2012.

The following table shows the dividends declared to common and preferred shareholders from the earnings for the three months ended March 31, 2013 and 2012:

	Date		Amount
Earnings	Approved	Record	Payable	Per share	Total Declared
				(in millions, except per share amount)
2012
Preferred
Series IV Cumulative Non- convertible Redeemable Preferred Stock(1)	January 31, 2012	February 20, 2012	March 15, 2012	–	12
10% Cumulative Convertible Preferred Stock	Various	Various	Various	1.00	–
Charged to Retained Earnings					12

2013
Preferred
Series IV Cumulative Non- convertible Redeemable Preferred Stock(1)	January 29, 2013	February 28, 2013	March 15, 2013	–	12
10% Cumulative Convertible Preferred Stock	Various	Various	Various	1.00	–
Voting Preferred Stock	March 5, 2013	March 20, 2013	April 15, 2013		3
Charged to Retained Earnings					15

(1) Dividends were declared based on total amount paid up.

See Note 19 – Equity to the accompanying unaudited consolidated financial statements for further details.

Contractual Obligations and Commercial Commitments

Contractual Obligations

For a discussion of our consolidated contractual undiscounted obligations as at March 31, 2013 and 2012, see Note 27 – Financial Assets and Liabilities – Liquidity Risks to the accompanying unaudited consolidated financial statements.

Commercial Commitments

Our outstanding consolidated commercial commitments, in the form of letters of credit, amounted to Php41 million and Php342 million as at March 31, 2013 and December 31, 2012, respectively. These commitments will expire within one year.

Quantitative and Qualitative Disclosures about Market Risks

Our operations are exposed to various risks, including liquidity risk, foreign currency exchange risk, interest rate risk, credit risk and capital management risk. The importance of managing these risks has significantly increased in light of considerable change and continuing volatility in both the Philippine and international financial markets. With a view to managing these risks, we have incorporated financial risk management functions in our organization, particularly in our treasury operations, equity issues and sales of certain assets.

For further discussions of these risks, see Note 27 – Financial Assets and Liabilities to the accompanying unaudited consolidated financial statements.

The following table sets forth the estimated consolidated fair values of our financial assets and liabilities recognized as at March 31, 2013 and December 31, 2012:

	Fair Values
	March 31,	December 31,
	2013	2012(1)
	(Unaudited)	(As Adjusted)
	(in millions)
Noncurrent Financial Assets
Available-for-sale financial investments
Listed equity securities	106	89
Unlisted equity securities	5,565	5,562
Investments in debt securities and other long-term investments – net of current portion	370	219
Advances and other noncurrent assets – net of current portion	1,289	912

Total noncurrent financial assets	7,330	6,782

Current Financial Assets
Cash and cash equivalents	39,135	37,161
Short-term investments	1,587	574
Trade and other receivables – net	16,895	16,379
Current portion of investment in debt securities and other long-term investments	–	150
Current portion of advances and other noncurrent assets	7,895	7,915

Total current financial assets	65,512	62,179

Total Financial Assets	72,842	68,961

Noncurrent Financial Liabilities
Interest-bearing financial liabilities	108,426	110,440
Derivative financial liabilities	2,688	2,802
Customers’ deposits	2,119	2,200
Deferred credits and other noncurrent liabilities	17,077	18,176

Total noncurrent financial liabilities	130,310	133,618

Current Financial Liabilities
Accounts payable	24,831	29,027
Accrued expenses and other current liabilities	55,435	56,662
Interest-bearing financial liabilities	12,004	12,989
Derivative financial liabilities	853	418
Dividends payable	25,010	827

Total current financial liabilities	118,133	99,923

Total Financial Liabilities	248,443	233,541

(1) The December 31, 2012 comparative information was adjusted to reflect certain presentation adjustments to conform with the current presentation of our business segments and the adjustments on the adoption of the Revised PAS 19 – Employee Benefits. See Note 2 – Summary of Significant Accounting Policies – Changes in Accounting Policies and Disclosures to the accompanying unaudited consolidated financial statements for further discussion.

The following table sets forth the amount of gains (losses) recognized for the financial assets and liabilities for the three months ended March 31, 2013 and for the year ended December 31, 2012:

	March 31,	December 31,
	2013	2012
	(in millions)
Profit and Loss
From continuing operations
Interest income	299	1,370
Gains (losses) on derivative financial instruments – net	23	(1,981)
Accretion on financial liabilities	(261)	(1,053)
Interest on loans and other related items	(1,277)	(6,343)
Discontinued operations
Interest income	3	16
Income on derivative financial instruments – net	–	28
Interest on loans and other related items	(4)	(24)
Other Comprehensive Income
Net fair value gains on cash flow hedges – net of tax	(323)	92
Net gains on available-for-sale financial investments – net of tax	18	23

Impact of Inflation and Changing Prices

Inflation can be a significant factor in the Philippine economy, and we are continually seeking ways to minimize its impact. The average inflation rate in the Philippines in the first quarter of 2013 and 2012 was 3.2% and 3.1%, respectively. Moving forward, we currently expect inflation to increase, which may have an impact on our operations.

PART II – OTHER INFORMATION

Decrease in Authorized Capital Stock

On April 23, 2013, the Board of Directors approved the following actions: (a) decrease in PLDT’s authorized capital stock from Php9,395 million divided into two classes consisting of:

(1) Preferred Capital Stock sub-classified into 150 million shares of Voting Preferred Stock of the par value of Php1.00 each and 807.5 million shares of Non-Voting Preferred Stock of the par value of Php10.00 each; and (2) 234 million shares of Common Capital Stock of the par value of Php5.00 each, to Php5,195 million, divided into two classes consisting of: (1) Preferred Capital Stock sub-classified into: 150 million shares of Voting Preferred Stock of the par value of Php1.00 each and 387.5 million shares of Non-Voting Preferred Stock of the par value of Php10.00 each; and (2) 234 million shares of Common Capital Stock of the par value of Php5.00 each; and (b) corresponding amendments to the Seventh Article of the Articles of Incorporation of PLDT, subject to the approval by the stockholders and the Philippine SEC.

Investment in PDRs of MediaQuest

In 2012, ePLDT made deposits totaling Php6 billion to MediaQuest, an entity wholly-owned by the BTF, for the issuance of PDRs to be issued by MediaQuest in relation to its indirect interest in Mediascape, Inc., or Mediascape. Mediascape is a wholly-owned subsidiary of Satventures, Inc., or Satventures, which is a wholly-owned subsidiary of MediaQuest. The Mediascape PDRs confer an economic interest in common shares of Mediascape indirectly owned by MediaQuest, and when issued, will provide ePLDT with a 40% economic interest in Mediascape. Mediascape operates a direct-to-home, or DTH, Pay-TV business under the brand name “Cignal TV”, which is the largest DTH Pay-TV operator in the Philippines with over 458 thousand subscribers as at March 31, 2013. As at May 7, 2013, the Mediascape PDRs have not been issued.

On March 5, 2013, PLDT’s Board of Directors approved two further investments in additional PDRs of MediaQuest:

•	a Php3.6 billion investment by ePLDT in PDRs to be issued by MediaQuest in relation to its interest in Satventures. The Satventures PDRs confer an economic interest in common shares of Satventures owned by MediaQuest, and when issued, will provide ePLDT with a 40% economic interest in Satventures; and

•	a Php1.95 billion investment by ePLDT in PDRs to be issued by MediaQuest in relation to its interest in Hastings Holdings, Inc., or Hastings. The Hastings PDRs confer an economic interest in common shares of Hastings owned by MediaQuest, and when issued, will provide ePLDT with a 100% economic interest in Hastings. Hastings is a wholly-owned subsidiary of MediaQuest and holds all the print-related investments of MediaQuest, including minority positions in the three leading broadsheets: The Philippine Star, the Philippine Daily Inquirer, and Business World.

In March and April 2013, ePLDT made various deposits aggregating to Php1,750 million for its investment in Satventures PDRs of MediaQuest.

The PLDT Group’s financial investment in PDRs of MediaQuest is part of the PLDT Group’s overall strategy of broadening its distribution platforms and increasing the Group’s ability to deliver multi-media content to its customers across the Group’s broadband and mobile networks.

See Note 10 – Investments in Associates and Joint Ventures and Deposit – Deposit for Future PDRs Subscription to the accompanying unaudited consolidated financial statements for further discussion.

Sale of BPO Segment

On February 5, 2013, PLDT entered into an agreement to sell the BPO business owned by its wholly-owned subsidiary, SPi Global to Asia Outsourcing Gamma Limited, or AOGL, a company controlled by CVC Capital Partners, or CVC.  The sale of the BPO business was completed on April 30, 2013. PLDT reinvested approximately US$40 million of the proceeds from the sale in AOGL, resulting in an approximate 19.7% interest, and will continue to participate in the growth of the business as a partner of CVC. Upon the completion of the sale, PLDT will be subject to certain obligations, including: (1) an obligation, for a period of five years, not to carry on or be engaged or concerned or interested in or assist any business which competes with the business process outsourcing business as carried on at the relevant time or at any time in the 12 months prior to such time in any territory in which business is carried on (excluding activities in the ordinary course of PLDT’s business); and (2) an obligation, for a period five years, to provide transition services on a most-favored-nation basis (i.e., no less favorable material terms (including pricing) than those offered by PLDT or any of its controlled affiliates to any other customer in relation to services substantially similar to those provided or to be provided). In addition, PLDT may be liable for certain damages actually suffered by the buyer arising out of, among others, breach of representation, tax matters and non-compliance of Indian employment laws by SPi Technologies India Pvt. Ltd., a wholly-owned subsidiary of SPi. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations and Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Assets Held-for-Sale and Discontinued Operations to the accompanying unaudited consolidated financial statements for a further discussion of the classification of the BPO segment as an asset held-for-sale.

Related Party Transactions

For a detailed discussion of the related party transactions, see Note 24 –Related Party Transactions to the accompanying unaudited consolidated financial statements.

ANNEX I – AGING OF ACCOUNTS RECEIVABLE

The following table shows the aging of our consolidated receivables as at March 31, 2013:

			31-60	61-90	Over 91
Type of Accounts Receivable	Total	Current	Days	Days	Days
		(in millions)
Corporate subscribers	9,770	1,426	959	729	6,656
Retail subscribers	9,529	1,863	843	234	6,589
Foreign administrations	5,447	1,190	1,000	811	2,446
Domestic carriers	1,167	230	108	149	680
Dealers, agents and others	4,794	3,476	210	207	901
Total	30,707	8,185	3,120	2,130	17,272

Less: Allowance for doubtful accounts.	13,812
Total Receivables — net	16,895

ANNEX II – FINANCIAL SOUNDNESS INDICATORS

The following table shows our financial soundness indicators as at March 31, 2013 and 2012:

	2013	2012
Current Ratio(1)	0.61:1.0	0.69:1.0
Net Debt to Equity Ratio(2)	0.55:1.0	0.54:1.0
Net Debt to EBITDA Ratio(3)	0.94:1.0	1.01:1.0
Asset to Equity Ratio(4)	3.13:1.0	2.79:1.0
Interest Coverage Ratio(5)	6.67:1.0	6.80:1.0
Profit Margin(6)	22%	24%
Return on Assets(7)	9%	8%
Return on Equity(8)	25%	21%
EBITDA Margin(9)	50%	50%

(1)	Current ratio is measured as current assets divided by current liabilities (including current portion – LTD, unearned revenues and mandatory tender option liability.)

(2)	Net Debt to equity ratio is measured as total debt (long-term debt, including current portion and notes payable) less cash and cash equivalent and short-term investments divided by total equity.

(3)	Net Debt to EBITDA ratio is measured as total debt (long-term debt, including current portion and notes payable) less cash and cash equivalent and short-term investments divided by EBITDA for the 12 months average period.

(4) Asset to equity ratio is measured as total assets divided by total equity.

(5)	Interest coverage ratio is measured by EBIT, or earnings before interest and taxes for the 12 months average period, divided by total financing cost for the 12 months average period.

(6) Profit margin is derived by dividing net income for the period with total revenues for the period.
(7) Return on assets is measured as 12 months average net income for the period divided by average total assets.
(8) Return on Equity is measured as 12 months average net income for the period divided by average total equity.

(9)	EBITDA margin for the period is measured as EBITDA divided by service revenues for the period.

EBITDA for the period is measured as net income for the period excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing cost, interest income, equity share in net earnings (losses) of associated and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income (expenses) for the period.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the registrant has duly caused this report for the first quarter of 2013 to be signed on its behalf by the undersigned thereunto duly authorized.

Registrant: PHILIPPINE LONG DISTAN	CE TELEPHON	E COMPANY

Signature and Title: /s/	Napoleon L	. Nazareno—

Napoleon L	. Nazareno	/sc>
President and Chie	f Executive	Officer
Signature and Title:	/s/ Anabell	e Lim-Chua—

Anabelle	Lim-Chua	c>
Senior Vice Presi	dent and Tr	easurer
(Principal Financ	ial Officer	)
Signature and Title: /s/ J	une Cheryl	A. Cabal-Revilla—

June Cheryl A.	Cabal-Revi	lla
First Vice Presid	ent and Con	troller
(Principal Accoun	ting Office	r )
Date: May 7, 2013

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS AT MARCH 31, 2013 (UNAUDITED) AND DECEMBER 31, 2012 (AUDITED)
AND FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012 (UNAUDITED)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in million pesos, except par value per share amounts and number of shares)

	As at March 31,	As at December 31,		As at January 1,
	2013	2012		2012
	(Unaudited)	(As Adjusted*)

ASSETS

Noncurrent Assets
Property, plant and equipment (Notes 3, 5, 9, 12 and 20)	195,755	200,078	200,142
Investments in associates and joint ventures and deposit (Notes 3, 4, 5, 10 and 24)	27,975	27,077	17,865
Available-for-sale financial investments (Notes 6, 10 and 27)	5,671	5,651	7,181
Investment in debt securities and other long-term investments – net of current portion (Notes 11 and 27)	355	205	150
Investment properties (Notes 3, 6, 9 and 12)	712	712	1,115
Goodwill and intangible assets (Notes 3, 4, 5 and 14)	74,048	74,250	83,303
Deferred income tax assets – net (Notes 3, 4 and 7)	7,493	7,225	5,117
Prepayments – net of current portion (Notes 3, 5, 18, 24 and 25)	5,923	4,500	11,697
Advances and other noncurrent assets – net of current portion (Note 27)	1,804	1,376	1,340

Total Noncurrent Assets	319,736	321,074	327,910

Current Assets
Cash and cash equivalents (Notes 15 and 27)	39,135	37,161	46,057
Short-term investments (Note 27)	1,587	574	558
Trade and other receivables (Notes 3, 5, 16, 24 and 27)	16,895	16,379	16,245
Inventories and supplies (Notes 3, 4, 5 and 17)	2,503	3,467	3,827
Derivative financial assets	–	–	366
Current portion of investment in debt securities and other long-term investments (Notes 11 and 27)	–	150	358
Current portion of prepayments (Note 18)	5,536	5,144	6,345
Current portion of advances and other noncurrent assets (Notes 19, 27 and 28)	8,077	8,116	126

	73,733	70,991	73,882
Assets classified as held-for-sale (Notes 2, 4 and 10)	13,577	13,750	–

Total Current Assets	87,310	84,741	73,882

TOTAL ASSETS	407,046	405,815	401,792

EQUITY AND LIABILITIES

Equity
Non-voting serial preferred stock, Php10 par value per share, authorized - 807,500,000 shares; issued and outstanding - 36,002,970 shares as at March 31, 2013 and December 31, 2012 and 441,912,370 shares as at January 1, 2012 (Notes 8, 19, 27 and 28)	360	360	4,419
Voting preferred stock, Php1 par value per share, authorized, issued and outstanding - 150,000,000 shares as at March 31, 2013 and December 31, 2012 (Note 19)	150	150	–
Common stock, Php5 par value per share, authorized - 234,000,000 shares; issued - 218,779,886 shares and outstanding - 216,055,775 shares as at March 31, 2013 and December 31, 2012; and issued – 217,160,444 shares and outstanding – 214,436,333 shares as at January 1, 2012 (Notes 8, 19, 27 and 28)	1,093	1,093	1,085
Treasury stock - 2,724,111 shares as at March 31, 2013, December 31, 2012 and January 1, 2012 (Notes 8, 19 and 27)	(6,505)	(6,505)	(6,505)
Capital in excess of par value	130,564	130,566	127,246
Retained earnings (Note 19)	10,381	25,416	26,160
Other comprehensive income (Note 6)	(3,650)	(3,387)	1,456
Reserves of a disposal group classified as held-for-sale (Note 2)	(2,177)	(2,143)	–

Total Equity Attributable to Equity Holders of PLDT (Note 27)	130,216	145,550	153,861
Noncontrolling interests (Note 6)	187	184	386

TOTAL EQUITY	130,403	145,734	154,247

*	Certain amounts shown here do not correspond to the consolidated financial statements as at December 31, 2012 and January 1, 2012, and reflect adjustments made as detailed in Note 2 – Significant Accounting Policies – Changes in Accounting Policies and Disclosures.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)
(in million pesos)

	As at March 31,		As at December 31,		As at January 1,
	2013		2012		2012
	(Unaudited)	(As Adjusted*)

Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion (Notes 3, 4, 5, 9, 20, 23 and 27)	99,796	102,821		91,280
Deferred income tax liabilities – net (Notes 3, 4 and 7)	5,557	5,713		7,078
Derivative financial liabilities (Note 27)	2,688	2,802		2,235
Customers’ deposits (Note 27)	2,545	2,529		2,272
Pension and other employee benefits (Notes 3, 5, 23 and 25)	2,339	1,982		551
Deferred credits and other noncurrent liabilities (Notes 3, 5, 9, 21, 23, 27 and 28)	20,750	21,950		22,642

Total Noncurrent Liabilities	133,675	137,797		126,058

Current Liabilities
Accounts payable (Notes 22, 24, 26 and 27)	26,626	30,451		29,554
Accrued expenses and other current liabilities (Notes 3, 10, 14, 19, 20, 21, 23, 24, 25, 26, 27 and 28)	70,334	71,624		58,271
Current portion of interest-bearing financial liabilities (Notes 3, 4, 5, 9, 20, 23 and 27)	12,004	12,989		26,009
Provision for claims and assessments (Notes 3 and 26)	1,555	1,555		1,555
Dividends payable (Notes 19 and 27)	25,010	827		2,583
Derivative financial liabilities (Note 27)	853	418		924
Income tax payable (Note 7)	4,346	1,809		2,591

	140,728	119,673		121,487
Liabilities directly associated with assets classified as held-for-sale (Notes 2 and 4)	2,240	2,611		–

Total Current Liabilities	142,968	122,284		121,487

TOTAL LIABILITIES	276,643	260,081		247,545

TOTAL EQUITY AND LIABILITIES	407,046	405,815		401,792

*	Certain amounts shown here do not correspond to the consolidated financial statements as at December 31, 2012 and January 1, 2012, and reflect adjustments made as detailed in Note 2 – Significant Accounting Policies – Changes in Accounting Policies and Disclosures.

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS
For the Three Months Ended March 31, 2013 and 2012
(in million pesos, except earnings per common share amounts)

	2013	2012
(Unaudited)		(As Adjusted*)

REVENUES
Service revenues (Notes 2, 3 and 4)	39,968	40,030
Non-service revenues (Notes 3, 4 and 5)	992	796

	40,960	40,826

EXPENSES
Depreciation and amortization (Notes 3, 4 and 9)	7,228	7,350
Compensation and employee benefits (Notes 3, 5 and 25)	5,824	4,778
Repairs and maintenance (Notes 12, 17 and 24)	3,301	3,189
Interconnection costs (Note 2)	2,577	2,903
Cost of sales (Notes 5, 17 and 24)	2,411	2,608
Selling and promotions (Note 24)	1,922	1,659
Rent (Notes 3, 24 and 27)	1,477	1,433
Professional and other contracted services (Note 24)	1,403	1,441
Taxes and licenses (Note 26)	899	971
Asset impairment (Notes 3, 4, 5, 9, 10, 16, 17 and 27)	602	621
Communication, training and travel	512	503
Insurance and security services (Note 24)	378	370
Amortization of intangible assets (Notes 3, 4 and 14)	202	27
Other expenses (Note 24)	304	371

	29,040	28,224

	11,920	12,602

OTHER INCOME (EXPENSES)
Interest income (Notes 4, 5, 11 and 15)	296	354
Foreign exchange gains – net (Notes 4, 9 and 27)	213	1,240
Equity share in net earnings of associates and joint ventures (Notes 4 and 10)	148	274
Gains (losses) on derivative financial instruments – net (Notes 4 and 27)	23	(134)
Financing costs – net (Notes 4, 5, 9, 20 and 27)	(1,604)	(1,675)
Other income (Notes 4 and 18)	735	789

	(189)	848

INCOME BEFORE INCOME TAX FROM CONTINUING OPERATIONS (Note 4)	11,731	13,450
PROVISION FOR INCOME TAX (Notes 2, 3, 4 and 7)	2,669	3,671

NET INCOME FROM CONTINUING OPERATIONS (Note 4)	9,062	9,779
INCOME AFTER TAX FROM DISCONTINUED OPERATIONS (Notes 2, 4 and 8)	125	181

NET INCOME (Note 4)	9,187	9,960

ATTRIBUTABLE TO:
Equity holders of PLDT (Notes 4 and 8)	9,178	9,969
Noncontrolling interests (Notes 4 and 8)	9	(9)

	9,187	9,960

Earnings Per Share Attributable to Common Equity Holders of PLDT (Notes 4 and 8)
Basic	42.42	46.08
Diluted	42.42	46.08

Earnings Per Share for Continuing Operations Attributable to Common Equity Holders of PLDT (Note 8)
Basic	41.84	45.24
Diluted	41.84	45.24

*	Certain amounts shown here do not correspond to the consolidated financial statements for the three months ended March 31, 2012 and reflect adjustments made as detailed in Note 2 – Significant Accounting Policies – Discontinued Operations and Changes in Accounting Policies and Disclosures.

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the Three Months Ended March 31, 2013 and 2012
(in million pesos)

	2013	2012
(Unaudited)		(As Adjusted*)

NET INCOME (Note 4)	9,187	9,960
OTHER COMPREHENSIVE INCOME (LOSS) – NET OF TAX (Note 6)
Net gains on available-for-sale financial investments (Note 10):	18	1
Gains from changes in fair value recognized during the period (Note 10)	20	1
Income tax related to fair value adjustments charged directly to equity	(2)	–
Foreign currency translation differences of subsidiaries	5	(552)
Net transactions on cash flow hedges:	(323)	32
Net fair value gains on cash flow hedges (Note 27)	(436)	32
Income tax related to fair value adjustments charged directly to equity	113	–

Net other comprehensive loss to be reclassified to profit or loss in subsequent periods	(300)	(519)

Revaluation increment on investment properties (Notes 9 and 12):	–	(1)
Fair value adjustment of property, plant and equipment transferred to investment properties during the period – net of tax	–	(1)
Net other comprehensive loss reclassified directly to retained earnings in subsequent periods	–	(1)
Total Other Comprehensive Loss – Net of Tax	(300)	(520)
TOTAL COMPREHENSIVE INCOME	8,887	9,440

ATTRIBUTABLE TO:
Equity holders of PLDT	8,881	9,449
Noncontrolling interests	6	(9)

	8,887	9,440

*	Certain amounts shown here do not correspond to the consolidated financial statements for the three months ended March 31, 2012 and reflect adjustments made as detailed in Note 2 – Significant Accounting Policies – Changes in Accounting Policies and Disclosures.

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Three Months Ended March 31, 2013 and 2012
(in million pesos)

							Reserves of a	Total Equity
							Disposal Group	Attributable to
		Common		Capital in Excess of		Other Comprehensive	Classified as	Equity Holders	Noncontrolling	Total
	Preferred Stock	Stock	Treasury Stock	Par Value	Retained Earnings	Income	Held-for-Sale	of PLDT	Interests	Equity
Balances as at January 1, 2013, as
previously presented	510	1,093	(6,505)	130,566	24,794	790	(2,188)	149,060	182	149,242
Effect of changes in accounting policies for employee benefits (Note 2)	–	–	–	–	622	(4,177)	45	(3,510)	2	(3,508)

Balances as at January 1, 2013, as adjusted	510	1,093	(6,505)	130,566	25,416	(3,387)	(2,143)	145,550	184	145,734
Total comprehensive income:	–	–	–	–	9,178	(297)	–	8,881	6	8,887
Net income (Notes 4 and 8)	–	–	–	–	9,178	–	–	9,178	9	9,187
Other comprehensive income (Note 6)	–	–	–	–	–	(297)	–	(297)	(3)	(300)
Cash dividends (Note 19)	–	–	–	–	(24,213)	–	–	(24,213)	–	(24,213)
Discontinued operations (Notes 2 and 6)	–	–	–	–	–	34	(34)	–	–	–
Acquisition and dilution of noncontrolling interests (Notes 2 and 13)	–	–	–	(2)	–	–	–	(2)	(4)	(6)
Others (Notes 2 and 13)	–	–	–	–	–	–	–	–	1	1
Balances as at March 31, 2013 (Unaudited)	510	1,093	(6,505)	130,564	10,381	(3,650)	(2,177)	130,216	187	130,403

Balances as at January 1, 2012, as previously presented	4,419	1,085	(6,505)	127,246	26,232	(644)	–	151,833	386	152,219
Effect of changes in accounting policies for employee benefits (Note 2)	–	–	–	–	(72)	2,100	–	2,028	–	2,028

Balances as at January 1, 2012, as adjusted	4,419	1,085	(6,505)	127,246	26,160	1,456	–	153,861	386	154,247
Total comprehensive income:	–	–	–	–	9,969	(520)	–	9,449	(9)	9,440
Net income (Notes 4 and 8)	–	–	–	–	9,969	–	–	9,969	(9)	9,960
Other comprehensive loss (Note 6)	–	–	–	–	–	(520)	–	(520)	–	(520)
Cash dividends (Note 19)	–	–	–	–	(23,994)	–	–	(23,994)	–	(23,994)
Issuance of capital stock – net of conversion (Note 19)	(30)	9	–	4,426	–	–	–	4,405	–	4,405
Redemption of preferred shares (Note 19)	(4,029)	–	–	–	–	–	–	(4,029)	–	(4,029)
Others (Note 2)	–	–	–	(999)	–	–	–	(999)	(122)	(1,121)

Balances as at March 31, 2012 (As Adjusted*)	360	1,094	(6,505)	130,673	12,135	936	–	138,693	255	138,948

*	Certain amounts shown here do not correspond to the consolidated financial statements for the three months ended March 31, 2012 and reflect adjustments made as detailed in Note 2 – Significant Accounting Policies – Changes in Accounting Policies and Disclosures.

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Three Months Ended March 31, 2013 and 2012
(in million pesos)

	2013	2012
(Unaudited)		(As Adjusted*)

CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax from continuing operations	11,731	13,450
Income before income tax from discontinued operations (Note 2)	198	271

Income before income tax (Note 4)	11,929	13,721
Adjustments for:
Depreciation and amortization (Notes 3, 4 and 9)	7,349	7,470
Interest on loans and other related items – net (Notes 4, 5, 9, 20 and 27)	1,116	1,356
Asset impairment (Notes 3, 4, 5, 9, 10, 16, 17 and 27)	602	621
Incentive plans (Notes 3, 5 and 25)	446	389
Pension benefit costs (Notes 3, 5 and 25)	303	173
Accretion on financial liabilities – net (Notes 5, 20 and 27)	260	288
Amortization of intangible assets (Notes 3 and 14)	243	64
Losses (gains) on disposal of property, plant and equipment (Note 9)	2	(14)
Losses (gains) on derivative financial instruments – net (Notes 4 and 27)	(23)	95
Equity share in net earnings of associates and joint ventures (Notes 4 and 10)	(148)	(274)
Foreign exchange gains – net (Notes 4, 9 and 27)	(215)	(1,236)
Interest income (Notes 4, 5 and 15)	(299)	(357)
Others	(284)	(462)

Operating income before changes in assets and liabilities	21,281	21,834
Decrease (increase) in:
Trade and other receivables	(546)	(448)
Inventories and supplies	942	898
Prepayments	(382)	(818)
Advances and other noncurrent assets	21	(32)
Increase (decrease) in:
Accounts payable	(3,431)	(4,177)
Accrued expenses and other current liabilities	(1,070)	2,014
Pension and other employee benefits	(2,099)	(171)
Customers’ deposits	16	(9)
Other noncurrent liabilities	(9)	(69)

Net cash flows generated from operations	14,723	19,022
Income taxes paid	(421)	(430)

Net cash flows from operating activities	14,302	18,592

CASH FLOWS FROM INVESTING ACTIVITIES
Interest received	320	358
Dividends received (Note 10)	21	224
Proceeds from:
Maturity of investment in debt securities	150	–
Disposal of property, plant and equipment (Note 9)	49	45
Disposal of investments	39	–
Disposal of available-for-sale investments	–	5
Payments for:
Additional investment in subsidiaries (Note 13)	(7)	(727)
Purchase of investment in debt securities	(150)	–
Deposit for future PDRs subscription (Note 10)	(750)	–
Purchase of short-term investments	(1,021)	(56)
Purchase of investments in associates and joint ventures (Note 10)	–	(2,700)
Interest paid – capitalized to property, plant and equipment (Notes 4, 5, 9, 20 and 27)	(161)	(235)
Additions to property, plant and equipment (Notes 4 and 9)	(2,905)	(2,516)
Decrease in advances and other noncurrent assets	(431)	(8)
Net cash flows used in investing activities	(4,846)	(5,610)

*	Certain amounts shown here do not correspond to the consolidated financial statements for the three months ended March 31, 2012 and reflect adjustments made as detailed in Note 2 – Significant Accounting Policies – Discontinued Operations and Changes in Accounting Policies and Disclosures.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)
For the Three Months Ended March 31, 2013 and 2012
(in million pesos)

	2013	2012
(Unaudited)		(As Adjusted*)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from:
Availments of long-term debt (Note 20)	5,255	10,071
Notes payable (Note 20)	–	65
Payments for:
Redemption of shares	(2)	(141)
Obligations under finance leases	(4)	(3)
Debt issuance costs (Note 20)	(10)	(35)
Cash dividends (Note 19)	(23)	(33)
Derivative financial instruments (Note 27)	(128)	(141)
Notes payable (Note 20)	(142)	(1,079)
Interest – net of capitalized portion (Notes 5, 20 and 27)	(1,501)	(1,404)
Long-term financing for capital expenditures	(1,642)	(2,545)
Long-term debt (Note 20)	(9,273)	(11,149)
Trust fund for redemption of shares (Note 19)	–	(5,708)
Net cash flows used in financing activities	(7,470)	(12,102)

NET EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(30)	(145)

NET INCREASE IN CASH AND CASH EQUIVALENTS	1,956	735
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	38,296	46,057

CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	40,252	46,792
Continuing operations	39,135	45,708
Discontinued operations (Note 2)	1,117	1,084

*	Certain amounts shown here do not correspond to the consolidated financial statements for the three months ended March 31, 2012 and reflect adjustments made as detailed in Note 2 – Significant Accounting Policies – Discontinued Operations and Changes in Accounting Policies and Disclosures.

See accompanying Notes to Consolidated Financial Statements.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Corporate Information

The Philippine Long Distance Telephone Company, or PLDT, or the Parent Company, was incorporated under the old Corporation Law of the Philippines (Act 1459, as amended) on November 28, 1928, following the merger of four telephone companies under common U.S. ownership.  Under its amended Articles of Incorporation, PLDT’s corporate term is currently limited through 2028.  In 1967, effective control of PLDT was sold by the General Telephone and Electronics Corporation, then a major shareholder since PLDT’s incorporation, to a group of Filipino businessmen.  In 1981, in furtherance of the then existing policy of the Philippine government to integrate the Philippine telecommunications industry, PLDT purchased substantially all of the assets and liabilities of the Republic Telephone Company, which at that time was the second largest telephone company in the Philippines.  In 1998, certain subsidiaries of First Pacific Company Limited, or First Pacific, and its Philippine affiliates (collectively the First Pacific Group and its Philippine affiliates), acquired a significant interest in PLDT.  On March 24, 2000, NTT Communications Corporation, or NTT Communications, through its wholly-owned subsidiary NTT Communications Capital (UK) Ltd., or NTTC-UK, became PLDT’s strategic partner with approximately 15% economic and voting interest in the issued and outstanding common stock of PLDT at that time.  Simultaneous with NTT Communications’ investment in PLDT, the latter acquired 100% of Smart Communications, Inc., or Smart.  On March 14, 2006, NTT DOCOMO, Inc., or NTT DOCOMO, acquired from NTT Communications approximately 7% of PLDT’s then outstanding common shares held by NTT Communications with NTT Communications retaining ownership of approximately 7% of PLDT’s common             shares.  Since March 14, 2006, NTT DOCOMO has made additional purchases of shares of PLDT, and together with NTT Communications beneficially owned approximately 20% of PLDT’s outstanding common stock as at March 31, 2013.  NTT Communications and NTT DOCOMO are subsidiaries of NTT Holding Company.  On February 28, 2007, Metro Pacific Asset Holdings, Inc., a Philippine affiliate of First Pacific, completed the acquisition of an approximately 46% interest in Philippine Telecommunications Investment Corporation, or PTIC, a shareholder of PLDT.  This investment in PTIC represented an attributable interest of approximately 6% of the then outstanding common shares of PLDT and thereby raised First Pacific Group’s and its Philippine affiliates’ beneficial ownership to approximately 28% of PLDT’s outstanding common stock as at that date.  Since then, First Pacific Group’s beneficial ownership interest in PLDT decreased by approximately 2%, mainly due to the holders of Exchangeable Notes, which were issued in 2005 by a subsidiary of First Pacific and exchangeable into PLDT shares owned by First Pacific Group, who fully exchanged their notes.  First Pacific Group and its Philippine affiliates had beneficial ownership of approximately 26% in PLDT’s outstanding common stock as at March 31, 2013. On October 26, 2011, PLDT completed the acquisition of a controlling interest in Digital Telecommunications Phils., Inc., or Digitel, from JG Summit Holdings, Inc., or JGSHI, and certain other seller-parties.  As payment for the assets acquired from JGSHI, PLDT issued approximately 27.7 million common shares.  In November 2011, JGSHI sold 5.81 million and 4.56 million PLDT shares to a Philippine affiliate of First Pacific and NTT DOCOMO, respectively, pursuant to separate option agreements that JGSHI had entered into with a Philippine affiliate of First Pacific and NTT DOCOMO, respectively.  As at March 31, 2013, the JG Summit Group owned approximately 8% of PLDT’s outstanding common shares.

On October 16, 2012, BTF Holdings, Inc., or BTFHI, a wholly-owned company of the Board of Trustees for the Account of the Beneficial Trust Fund, or BTF, created pursuant to PLDT’s Benefit Plan, subscribed to 150 million newly issued shares of Voting Preferred Stock of PLDT, or Voting Preferred Shares, at a subscription price of Php1.00 per share for a total subscription price of Php150 million pursuant to a subscription agreement dated October 15, 2012 between BTFHI and PLDT. As a result of the issuance of Voting Preferred Shares, the voting power of the NTT Group (NTT DOCOMO and NTT Communications), First Pacific Group and its Philippine affiliates, and JG Summit Group was reduced to 12%, 15% and 5%, respectively, as at March 31, 2013. See Note 19 – Equity – Voting Preferred Stock and Note 26 – Provisions and Contingencies – Matters Relating to Gamboa Case.

The common shares of PLDT are listed and traded on the Philippine Stock Exchange, Inc., or PSE. On
October 19, 1994, an American Depositary Receipt, or ADR, facility was established, pursuant to which Citibank N.A., as the depositary, issued ADRs evidencing American Depositary Shares, or ADSs, with each ADS representing one PLDT common share with a par value of Php5 per share. Effective February 10, 2003, PLDT appointed JP Morgan Chase Bank as successor depositary for PLDT’s ADR facility. The ADSs are listed on the New York Stock Exchange, or NYSE, in the United States and are traded on the NYSE under the symbol “PHI”. There are approximately 46 million ADSs outstanding as at March 31, 2013.

PLDT and our Philippine-based fixed line and wireless subsidiaries operate under the jurisdiction of the Philippine National Telecommunications Commission, or NTC, which jurisdiction extends, among other things, to approving major services offered and certain rates charged to customers.

We are the leading telecommunications service provider in the Philippines. Through our three business segments, wireless, fixed line and others, we offer the largest and most diversified range of telecommunications services across the Philippines’ most extensive fiber optic backbone and wireless, fixed line and satellite networks. Our principal activities are discussed in Note 4 – Operating Segment Information.

Our registered office address is Ramon Cojuangco Building, Makati Avenue, Makati City, Philippines.

2.	Summary of Significant Accounting Policies

Basis of Preparation

Our consolidated financial statements have been prepared in conformity with Philippine Financial Reporting Standards, or PFRS.

Our consolidated financial statements have been prepared under the historical cost basis, except for derivative financial instruments, available-for-sale financial investments and investment properties that have been measured at fair values.

Our consolidated financial statements include adjustments consisting only of normal recurring adjustments, necessary to present fairly the results of operations for the interim periods. The results of operations for the three months ended March 31, 2013 are not necessarily indicative of the results of operations that may be expected for the full year.

Our consolidated financial statements are presented in Philippine peso, PLDT’s functional and presentation currency, and all values are rounded to the nearest million, except when otherwise indicated.

Basis of Consolidation

Our consolidated financial statements include the financial statements of PLDT and the following subsidiaries (collectively, the “PLDT Group”) as at March 31, 2013:

	Place of		Percentage of Ownership
Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect
Wireless
Smart:	Philippines	Cellular mobile services	100.0	–
Smart Broadband, Inc., or SBI, and Subsidiary	Philippines	Internet broadband distribution services	–	100.0
Primeworld Digital Systems, Inc., or PDSI	Philippines	Internet broadband distribution services	–	100.0
I-Contacts Corporation	Philippines	Call center services	–	100.0
Wolfpac Mobile, Inc., or Wolfpac	Philippines	Mobile applications development and services	–	100.0
Wireless Card, Inc.	Philippines	Promotion of the sale and/or patronage of debit and/or charge cards	–	100.0
Smarthub, Inc., or SHI	Philippines	Software development and sale of maintenance and support services	–	100.0
Smart Money Holdings Corporation, or SMHC:	Cayman Islands	Investment company	–	100.0
Smart Money, Inc., or SMI	Cayman Islands	Mobile commerce solutions marketing	–	100.0
Far East Capital Limited, or FECL, and Subsidiary, or	Cayman Islands	Cost effective offshore financing and risk management activities	–	100.0
FECL Group		for Smart
PH Communications Holdings Corporation	Philippines	Investment company	–	100.0

Francom Holdings, Inc.:	Philippines	Investment company	–	100.0
Connectivity Unlimited Resource Enterprise, or CURE	Philippines	Cellular mobile services	–	100.0
Chikka Holdings Limited, or Chikka, and Subsidiaries, or	British Virgin	Mobile applications development and services; Content provider	–	100.0
Chikka Group	Islands
Smarthub Pte. Ltd., or SHPL:	Singapore	Investment company	–	100.0
SmartConnect Global Pte. Ltd., or SGP	Singapore	International trade of satellites and Global System for Mobile	–	100.0
		Communication, or GSM, enabled global telecommunications
3rd Brand Pte. Ltd., or 3rd Brand	Singapore	Solutions and systems integration services	–	85.0
Telesat, Inc.(a)	Philippines	Satellite communications services	100.0	–
ACeS Philippines Cellular Satellite Corporation, or ACeS	Philippines	Satellite information and messaging services	88.5	11.5
Philippines
Mabuhay Investment Corporation	Philippines	Investment company	67.0	–
(formerly Mabuhay Satellite Corporation), or MIC(b)
Digitel Mobile Philippines, Inc., or DMPI, a wholly-owned subsidiary of Digitel	Philippines	Cellular mobile services	–	99.5
Fixed Line
PLDT Clark Telecom, Inc., or ClarkTel	Philippines	Telecommunications services	100.0	–
PLDT Subic Telecom, Inc., or SubicTel	Philippines	Telecommunications services	100.0	–
	British Virgin
PLDT Global Corporation, or PLDT Global, and Subsidiaries	Islands	Telecommunications services	100.0	–
Smart-NTT Multimedia, Inc.(a)	Philippines	Data and network services	100.0	–
PLDT-Philcom, Inc., or Philcom, and Subsidiaries, or Philcom	Philippines	Telecommunications services	100.0	–
Group
ePLDT, Inc., or ePLDT(c):	Philippines	Information and communications infrastructure for internet-based	100.0	–
		services, e-commerce, customer relationship management and
		information technology, or IT, related services
IP Converge Data Services, Inc., or IPCDSI(d)	Philippines	Information and communications infrastructure for internet-based	–	100.0
		services, e-commerce, customer relationship management and IT
		related services
ABM Global Solutions, Inc., or AGS, and Subsidiaries, or	Philippines	Internet-based purchasing, IT consulting and professional services	–	99.2
AGS Group(e)
ePDS, Inc., or ePDS	Philippines	Bills printing and other related value-added services, or VAS	–	67.0
netGames, Inc., or netGames(f)	Philippines	Gaming support services	–	57.5
Digitel:	Philippines	Telecommunications services	99.5	–
Digitel Capital Philippines Ltd., or DCPL(g)	British Virgin	Telecommunications services	–	99.5
	Islands
Digitel Information Technology	Philippines	Internet services	–	99.5
Services, Inc.(h)
PLDT-Maratel, Inc., or Maratel	Philippines	Telecommunications services	97.8	–
Bonifacio Communications Corporation, or BCC	Philippines	Telecommunications, infrastructure and related VAS	75.0	–
Pilipinas Global Network Limited, or PGNL,	British Virgin	International distributor of Filipino channels and content	60.0	–
and Subsidiaries	Islands
Business Process Outsourcing, or BPO(i)
SPi Global Holdings, Inc., or SPi Global:	Philippines	Investment company	100.0	–
SPi Technologies, Inc., or SPi, and Subsidiaries, or SPi	Philippines	Knowledge processing solutions	–	100.0
Group
SPi CRM, Inc., or SPi CRM	Philippines	Customer relationship management	–	100.0
SPi Global Investments Limited, or SGIL,	British Virgin	General administration, planning and corporate services to its	–	100.0
and Subsidiaries (j)	Islands	affiliates, subsidiaries and branches
Infocom Technologies, Inc.	Philippines	Customer relationship management	–	99.6
Others
PLDT Communications and Energy Ventures, Inc., or PCEV	Philippines	Investment company	–	99.8

(a)	Ceased commercial operations.

(b)	Ceased commercial operations; however, on January 13, 2012, the Philippine SEC approved the amendment of MIC’s Articles of Incorporation changing its name from Mabuhay Satellite Corporation to Mabuhay Investments Corporation and its primary purpose from satellite communication to holding company.

(c)	On June 11, 2012, MySecureSign, or MSSI, and ePLDT were merged, wherein ePLDT became the surviving company.

(d)	On October 12, 2012, ePLDT acquired 100% equity interest in IPCDSI.

(e)	In January 2013, ePLDT acquired an additional 2% equity interest in AGS from its minority shareholders for a consideration of Php2 million, thereby increasing ePLDT’s ownership in AGS from 97.1% to 99.2%.

(f)	Ceased commercial operations in January 2013.

(g)	Liquidated in January 2013.

(h)	Corporate life shortened until June 2013.

(i)	On December 4, 2012, our Board of Directors authorized the sale of our BPO segment, thus, the BPO segment was classified as discontinued operations and a disposal group held-for-sale. See – Discontinued Operations and Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Discontinued Operations.

(j)	On March 8, 2012, SGIL was incorporated in British Virgin Islands to provide regional support services to SPi Global and Subsidiaries. On July 25, 2012, SGIL through its subsidiary, SPi Global Shared Services Pte. Ltd. was registered with the Philippine SEC as a multinational company to establish its regional operating headquarters in the Philippines.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the PLDT Group obtains control, and continue to be consolidated until the date that such control ceases. We control an investee when we are exposed, or has rights, to variable returns from our involvement with the investee and when we have the ability to affect those returns through our power over the investee.

The financial statements of our subsidiaries are prepared for the same reporting period as PLDT. We prepare our consolidated financial statements using uniform accounting policies for like transactions and other events with similar circumstances. All intra-group balances, income and expenses, unrealized gains and losses and dividends resulting from intra-group transactions are eliminated in full.

Noncontrolling interests share in losses even if the losses exceed the noncontrolling equity interest in the subsidiary.

A change in the ownership interest of a subsidiary, without loss of control, is accounted for as an equity transaction.

If the PLDT Group loses control over a subsidiary, it: (a) derecognizes the assets (including goodwill) and liabilities of the subsidiary; (b) derecognizes the carrying amount of any noncontrolling interest; (c) derecognizes the cumulative translation differences recorded in equity; (d) recognizes the fair value of the consideration received; (e) recognizes the fair value of any investment retained; (f) recognizes any surplus or deficit in profit or loss; and (g) reclassifies the parent’s share of components previously recognized in other comprehensive income to profit or loss or retained earnings, as appropriate.

PCEV’s Common Stock

On November 2, 2011, the Board of Directors of PCEV authorized PCEV’s management to take such steps necessary for the voluntary delisting of PCEV from the PSE in accordance with the PSE Rules on Voluntary Delisting. On December 2, 2011, PCEV’s Board of Directors also created a special committee to review and evaluate any tender offer to be made by Smart (as the owner of 99.51% of the outstanding common shares of PCEV) to purchase the shares owned by the remaining noncontrolling shareholders representing 0.49% of the outstanding common stock of PCEV. Smart’s tender offer commenced on March 19, 2012 and ended on April 18, 2012, with approximately 25.1 million shares, or 43.4% of PCEV’s noncontrolling shares tendered, thereby increasing Smart’s ownership to 99.7% of the outstanding common stock of PCEV at that time. The aggregate cost of the tender offer paid by Smart to noncontrolling shareholders on April 30, 2012 amounted to Php115 million. PCEV filed its petition with the PSE for voluntary delisting on March 19, 2012. On April 25, 2012, the PSE approved the petition for voluntary delisting and PCEV’s shares were delisted and ceased to be tradable on the PSE effective May 18, 2012.

Following the voluntary delisting of the common stock of PCEV from the PSE on May 18, 2012, PCEV’s Board of Directors and stockholders approved on June 6, 2012 and July 31, 2012, respectively, the following resolutions and amendments to the articles of incorporation of PCEV to decrease the authorized capital stock of PCEV, increase the par value of PCEV’s common stock (and thereby decrease the number of shares of such common stock) and decrease the number of             shares of preferred stock of PCEV as follows:

	Prior to Amendments			After Amendments
	Authorized Capital	Number of Shares	Par Value	Authorized Capital	Number of Shares	Par Value
Common Stock	Php12,060,000,000	12,060,000,000	Php1	Php12,060,006,000	574,286	Php21,000
Class I Preferred Stock	240,000,000	120,000,000	2	66,661,000	33,330,500	2
Class II Preferred Stock	500,000,000	500,000,000	1	50,000,000	50,000,000	1

Total Authorized Capital Stock	Php12,800,000,000			Php12,176,667,000

The decrease in authorized capital and amendments to the articles of incorporation were subject to approval of the Philippine SEC, which approval was received on October 8, 2012. As a result of the increase in the par value of PCEV common stock, each multiple of 21,000 shares of PCEV common stock, par value Php1, was reduced to one PCEV share of common stock, with a par value of Php21,000. Shareholdings of less than 21,000 shares or in excess of an integral multiple of 21,000 shares of PCEV which could not be replaced with fractional shares were paid the fair value of such residual shares equivalent to Php4.50 per share of pre-amendments PCEV common stock, the same amount as the tender offer price paid by Smart during the last tender offer conducted from March 19 to April 18, 2012.

Consequently, from October 8, 2012, the number of outstanding shares of PCEV common stock decreased to approximately 555,716 from 11,683,156,455 (exclusive of treasury shares). The number of holders of PCEV common stock decreased to 131 as at March 31, 2013 and under the rules of the Philippine SEC, PCEV is still required to make update filings with the Philippine SEC. Smart’s percentage ownership in PCEV stood at 99.8% as at March 31, 2013.

Divestment of CURE

On October 26, 2011, PLDT received the Order issued by the NTC approving the application jointly filed by PLDT and Digitel for the sale and transfer of approximately 51.6% of the outstanding common stock of Digitel to PLDT.  The approval of the application was subject to conditions which included the divestment by PLDT of CURE, in accordance with the Divestment Plan, as follows:

•	CURE must sell its Red Mobile business to Smart consisting primarily of its subscriber base, brand and fixed assets; and

•	Smart will sell all of its rights and interests in CURE whose remaining assets will consist of its congressional franchise, 10 MHz of 3G frequency in the 2100 band and related permits.

In compliance with the commitments in the divestment plan, CURE completed the sale and transfer of its Red Mobile business to Smart on June 30, 2012 for a total consideration of Php18 million through a series of transactions, which included: (a) the sale of CURE’s Red Mobile trademark to Smart; (b) the transfer of CURE’s existing Red Mobile subscriber base to Smart; and (c) the sale of CURE’s fixed assets to Smart at net book value.

In a letter dated July 26, 2012, Smart informed the NTC that it has complied with the terms and conditions of the divestment plan as CURE had rearranged its assets, such that, except for assets necessary to pay off obligations due after June 30, 2012 and certain tax assets, CURE’s only remaining assets as at June 30, 2012 were its congressional franchise, the 10 MHz of 3G frequency in the 2100 band and related permits.

In a letter dated September 10, 2012, Smart informed the NTC that the minimum cost recovery amount, or CRA, to enable the PLDT Group to recover its investment in CURE, includes, among others, the total cost of equity investments in CURE, advances from Smart for operating requirements, advances from stockholders and associated funding costs. Smart also informed the NTC that the divestment will be undertaken through an auction sale of CURE’s shares of stock to the winning bidder and submitted CURE’s audited financial statements as at June 30, 2012 to the NTC.

The divestment of CURE-related franchise and licenses qualifies as noncurrent assets held-for-sale as at March 31, 2013 and December 31, 2012 but was not presented separately in our consolidated statement of financial position as the carrying amounts are not material.

Corporate Merger of MSSI and ePLDT

In April 2012, the Board of Directors of MSSI and ePLDT approved the plan of merger between MSSI and ePLDT, with ePLDT as the surviving company, in order to realize economies in operation and achieve greater efficiency in the management of their business. The merger was approved by two-thirds vote of MSSI and ePLDT’s stockholders on April 13, 2012 and April 27, 2012, respectively. On June 11, 2012, the Philippine SEC approved the plan and articles of merger. The merger has no impact on our consolidated financial statements.

ePLDT’s Acquisition of IPCDSI

On October 12, 2012, ePLDT and IP Ventures, Inc., or IPVI, and IPVG Employees, Inc., or IEI, entered into a Sale and Purchase Agreement whereby ePLDT acquired 100% of the issued and outstanding capital stock of IPCDSI and advances to IPCDSI for a total adjusted purchase price of Php734 million. See Note 13 – Business Combinations – ePLDT’s Acquisition of IPCDSI.

ePLDT’s Acquisition of Shares of AGS’ Minority Stockholders

In December 2012 and January 2013, ePLDT acquired an additional 5.67% equity interest in AGS from its minority shareholders for a total consideration of Php5 million, thereby increasing ePLDT’s ownership in AGS from 93.5% to 99.2%.

Discontinued Operations

On December 4, 2012, our Board of Directors authorized the sale of our BPO segment. Consequently, as at December 31, 2012, the BPO segment was classified as discontinued operations and a disposal group held-for-sale. The BPO segment met the criteria of an asset to be classified as held-for-sale as at December 31, 2012 for the following reasons: (1) the BPO segment is available for immediate sale and can be sold to a potential buyer in its current condition; (2) the Board of Directors had approved the plan to sell the BPO segment and we had entered into preliminary negotiations with a potential buyer and should the negotiations with a potential buyer not lead to a sale, we expect to be able to seek other sale opportunities as a number of other potential buyers had been identified; and (3) the Board of Directors expected negotiations to be finalized and the sale to be completed in April 2013. Thus, we adjusted the comparative consolidated income statement for the three months ended March 31, 2012 to present the results of operations of our BPO business as discontinued operations. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Assets Held-for-Sale and Discontinued Operations.

Subsequently, on February 5, 2013, PLDT entered into an agreement to sell the BPO business owned by its wholly-owned subsidiary, SPi Global, to Asia Outsourcing Gamma Limited, or AOGL, a company controlled by CVC Capital Partners, or CVC. The sale of the BPO business was completed on April 30, 2013. PLDT reinvested approximately US$40 million of the proceeds from the sale in AOGL, resulting in an approximate 19.7% interest, and will continue to participate in the growth of the business as a partner of CVC. Upon completion of the sale, PLDT will be subject to certain obligations, including: (1) an obligation, for a period of five years, not to carry on or be engaged or concerned or interested in or assist any business which competes with the business process outsourcing business as carried on at the relevant time or at any time in the 12 months prior to such time in any territory in which business is carried on (excluding activities in the ordinary course of PLDT’s business); and (2) an obligation, for a period of five years, to provide transition services on a most-favored-nation basis (i.e., no less favorable material terms (including pricing) than those offered by PLDT or any of its controlled affiliates to any other customer in relation to services substantially similar to those provided or to be provided). In addition, PLDT may be liable for certain damages actually suffered by the buyer arising out of, among others, breach of representation, tax matters and non-compliance of Indian employment laws by SPi Technologies India Pvt. Ltd., a wholly-owned subsidiary of SPi.

As at March 31, 2013 and December 31, 2012, the BPO segment was classified as discontinued operations and a disposal group held-for-sale. The results of the BPO segment, net of intercompany transactions, classified as discontinued operations for the three months ended March 31, 2013 and 2012 are as follows:

	2013	2012
	(Unaudited)
	(in million pesos)
Revenues (Notes 3 and 4)	2,301	2,257

Expenses:
Compensation and employee benefits (Notes 3, 5 and 25)	1,545	1,402
Professional and other contracted services (Note 24)	209	133
Depreciation and amortization (Notes 3 and 9)	121	120
Repairs and maintenance (Notes 12, 17 and 24)	91	91
Communication, training and travel	87	79
Rent (Notes 3 and 27)	64	60
Amortization of intangible assets (Notes 3 and 14)	41	37
Selling and promotions	22	20
Insurance and security services (Note 24)	20	15
Taxes and licenses (Note 26)	10	30
Other expenses (Note 24)	24	30

	2,234	2,017

	67	240

Other income (expenses):
Interest income (Notes 5, 11 and 15)	3	3
Foreign exchange gains (losses) – net (Notes 9 and 27)	2	(4)
Financing costs (Notes 5, 9, 20 and 27)	(4)	(6)
Gains on derivative financial instruments – net (Note 27)	–	39
Other income (loss) (Note 18)	130	(1)
	131	31
Income before income tax from discontinued operations	198	271
Provision for income tax (Notes 2, 3 and 7)	73	90
Income after tax from discontinued operations (Note 4)	125	181

Earnings per share (Note 8):
Basic – income from discontinued operations	0.58	0.84
Diluted – income from discontinued operations	0.58	0.84

The major classes of assets and liabilities of BPO segment, net of intercompany transactions, classified as held-for-sale as at March 31, 2013 and December 31, 2012 are as follows:

	2013	2012
	(Unaudited)	(As Adjusted*)
	(in million pesos)
Assets:
Property, plant and equipment (Notes 3 and 9)	1,529	1,529
Available-for-sale financial investments (Notes 6 and 10)	2	2
Goodwill and intangible assets (Notes 3 and 14)	6,907	7,033
Deferred income tax assets – net (Note 7)	227	212
Prepayments – net of current portion	9	9
Advances and other noncurrent assets – net of current portion	120	117
Cash and cash equivalents	1,117	1,135
Trade and other receivables (Note 16)	2,575	2,704
Derivative financial assets (Note 27)	55	68
Current portion of prepayments	389	296
Current portion of advances and other noncurrent assets	9	7
Assets classified as held-for-sale	12,939	13,112
Liabilities:
Interest-bearing financial liabilities – net of current portion (Note 20)	395	425
Deferred income tax liabilities – net (Note 7)	136	147
Pension and other employee benefits (Notes 3 and 25)	180	221
Accounts payable	457	481
Accrued expenses and other current liabilities	690	885
Current portion of interest-bearing financial liabilities (Note 20)	133	278
Dividends payable	6	6
Derivative financial liabilities (Note 27)	2	7
Income tax payable	241	161

Liabilities directly associated with assets classified as held-for-sale	2,240	2,611

Net assets directly associated with disposal group	10,699	10,501

Included in other comprehensive income:
Net transactions on cash flow hedges – net of tax (Note 6)	53	62
Actuarial gains on defined benefit plans	45	45
Foreign currency translation differences of subsidiaries (Note 6)	(2,275)	(2,250)

Reserves of a disposal group classified as held-for-sale	(2,177)	(2,143)

*	Certain amounts shown here do not correspond to the consolidated financial statements as at December 31, 2012 and reflect adjustments made as detailed in Note 2 – Changes in Accounting Policies and Disclosures.

The net cash flows incurred by the BPO segment for the three months ended March 31, 2013 and 2012 are as follows:

	2013	2012
	(Unaudited)
	(in million pesos)
Operating activities	207	601
Investing activities	(84)	(55)
Financing activities	(146)	(21)
Net effect of foreign exchange rate changes on cash and cash equivalents	4	(15)

Net cash inflow (outflow)	(19)	510

Changes in Accounting Policies and Disclosures

Our accounting policies adopted in the preparation of our consolidated financial statements are consistent with those of the previous financial year, except for the adoption of new standards and interpretations effective as at January 1, 2013:

Amendments to PFRS 7, Financial Instruments: Disclosures – Offsetting Financial Assets and Financial Liabilities. These amendments require an entity to disclose information about rights of set–off and related arrangements (such as collateral agreements). The new disclosures are required for all recognized financial instruments that are set–off in accordance with PAS 32, Financial Instruments: Presentation – Tax Effect of Distribution to Holders of Equity Instruments. These disclosures also apply to recognized financial instruments that are subject to an enforceable master netting arrangement or “similar arrangement”, irrespective of whether they are set–off in accordance with PAS 32. The amendments affect disclosures only and has no impact on our financial position or performance. The additional disclosure required by the amendments is presented in Note 27 – Financial Assets and Liabilities.

PFRS 10, Consolidated Financial Statements. PFRS 10 replaces the portion of PAS 27, Consolidated and Separate Financial Statements, which addresses the accounting for consolidated financial statements. It also includes the issues raised in Standards Interpretation Committee, or SIC, 12, Consolidation – Special Purpose Entities. PFRS 10 establishes a single control model that applies to all entities including special purpose entities. The changes introduced by PFRS 10 will require management to exercise significant judgment to determine which entities are controlled, and therefore, are required to be consolidated by a parent, compared with the requirements that were in PAS 27.

As a result of the adoption of PFRS 10, we changed our accounting policy with respect to determining whether we have control over and consequently whether we consolidate our investees. PAS 10 introduces a new control model that is applicable to all investees; among other things, it requires the consolidation of an investee if we control the investee on the basis of de facto circumstances.

In accordance with the transitional provisions of PFRS 10, we re-assessed the control conclusion for our investees at December 31, 2012 and based on the reassessment there were no investees that should be consolidated on the basis of de facto circumstances and therefore, the adoption of this revised standard has no impact on our financial position or performance.

PFRS 11, Joint Arrangements. PFRS 11 replaces PAS 31, Interests in Joint Ventures, and SIC 13, Jointly Controlled Entities – Non-Monetary Contributions by Venturers. PFRS 11 removes the option to account for jointly controlled entities, or JCEs, using proportionate consolidation. Instead, JCEs that meet the definition of a joint venture must be accounted for using the equity method.

As a result of the adoption of PFRS 11, we changed our accounting policy with respect to our interest in joint arrangements.

Under PFRS 11, we classified our interest in joint arrangements as either joint operations or joint ventures depending on our rights to the assets and obligations for the liabilities of the arrangements. When making this assessment, we consider the structure of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrangements and other facts and circumstances. Previously, the structure of the arrangement was the sole focus of classification.

We re-evaluated our involvement in our joint arrangements and assessed that its classification as joint ventures is in accordance with PFRS 11 and therefore, the adoption of this revised standard has no impact on our financial position or performance.

PFRS 12, Disclosure of Interests in Other Entities. PFRS 12 includes all of the disclosures that were previously in PAS 27 related to consolidated financial statements, as well as all of the disclosures that were previously included in PAS 31 and PAS 28, Investments in Associates. These disclosures relate to an entity’s interests in subsidiaries, joint arrangements, associates and structured entities. A number of new disclosures are also required.

See Note 2 – Summary of Significant Accounting Policies – Basis of Consolidation and Note 10 – Investments in Associates and Joint Ventures and Deposit for a more comprehensive disclosure about our interest in subsidiaries, associates and joint ventures.

PFRS 13, Fair Value Measurement. PFRS 13 establishes a single source of guidance under PFRS for all fair value measurements. PFRS 13 does not change when an entity is required to use fair value, but rather provides guidance on how to measure fair value under PFRS when fair value is required or permitted.

The adoption of this standard has no material impact on our financial position and performance.

Revised PAS 19, Employee Benefits. Amendments to PAS 19 range from fundamental changes such as removing the corridor mechanism and the concept of expected returns on plan assets to simple clarifications and re-wording. On January 1, 2013, we adopted the Revised PAS 19.

For defined benefit plans, the Revised PAS 19 requires all actuarial gains and losses to be recognized in other comprehensive income and unvested past service costs previously recognized over the average vesting period to be recognized immediately in profit or loss when incurred.

Prior to adoption of the Revised PAS 19, we recognized actuarial gains and losses as income or expense when the net cumulative unrecognized gains and losses for each individual plan at the end of the previous period exceeded 10% of the higher of the defined benefit obligation and the fair value of the plan assets and recognized unvested past service costs as an expense on a straight-line basis over the average vesting period until the benefits become vested. Upon adoption of the Revised PAS 19, we changed our accounting policy to recognize all actuarial gains and losses in other comprehensive income and all past service costs in profit or loss in the period they occur.

The Revised PAS 19 replaced the interest cost and expected return on plan assets with the concept of net interest on defined benefit liability or asset which is calculated by multiplying the net balance sheet defined benefit liability or asset by the discount rate used to measure the employee benefit obligation, each as at the beginning of the annual period.

The Revised PAS 19 also amended the definition of short-term employee benefits and requires employee benefits to be classified as short-term based on expected timing of settlement rather than the employee’s entitlement to the benefits. In addition, the Revised PAS 19 modifies the timing of recognition for termination benefits. The modification requires the termination benefits to be recognized at the earlier of when the offer cannot be withdrawn or when the related restructuring costs are recognized.

We reviewed our existing employee benefits and determined that the revised standard has significant impact on our accounting for retirement benefits, wherein we obtained the services of an external actuary to compute the impact on the consolidated financial statements upon adoption of the standard and have increased (decreased) the following accounts in our consolidated financial position as at December 31, 2012 and January 1, 2012 and our consolidated statement of income for the three months ended March 31, 2012.

	As at December 31,		As at January 1,
	2012		2012
		(in million pesos)
Increase (decrease) in:
Consolidated Statements of Financial Position
Prepaid benefit costs under prepayments – net of current portion		(6,394)	2,828
Accrued benefit costs under pension and other employee benefits		160	(58)
Accrued benefit costs under liabilities directly associated with assets
classified as held-for-sale		(18)	–
Deferred income tax assets – net		1,907	(858)
Other comprehensive income – net of tax		(4,179)	2,100
Reserves of a disposal group classified as held-for-sale		45	–
Retained earnings		(495)	(72)

For the Three Months Ended March 31, 2012
(in million pesos)
Consolidated Income Statements
Net benefit costs under pension and other employee benefits	61
Net benefit income under other income	(48)
Income tax expense	(32)
Income after tax from discontinued operations	(29)
Profit attributable to equity holders of PLDT	(106)

Our adoption of this standard also affected the recognition of termination benefits, wherein certain cost of manpower rightsizing program, or MRP, accrued based on formal plan on December 31, 2012 were reversed and will be recognized in 2013 based on the date of actual acceptance of the employees by signing the acceptance letter. This reduced our consolidated deferred income tax assets – net by Php166 million, accrued expenses and other current liabilities by Php1,287 million and retained earnings by Php1,121 million as at December 31, 2012. A total of Php791 million of MRP cost was recognized for the three months ended March 31, 2013 as a result of this change in the recognition of termination benefits.

The Revised PAS 19 requires additional disclosure requirements for defined benefit plans and among others includes the following: (a) a description of the risks to which the plan exposes the entity, focused on any unusual, entity-specific or plan-specific risks, and of any significant concentrations of risk; (b) a sensitivity analysis for each significant actuarial assumption including the methods and assumptions used in preparing the sensivity analysis;
(c) a description of any asset-liability matching strategies used by the plan or the entity, including the use of annuities and other techniques, such as longevity swaps, to manage risk; and (d) information about the maturity profile of the defined benefit obligation. We are still in the process of collating the additional required disclosures mentioned above and expects to provide such information once available.

Revised PAS 27, Separate Financial Statements. As a consequence of the new PFRS 10 and PFRS 12, what remains of PAS 27 is limited to accounting for subsidiaries, JCEs, and associates in separate financial statements.

This revised standard has no impact on our financial position or performance.

Revised PAS 28, Investments in Associates and Joint Ventures. As a consequence of the new PFRS 11 and PFRS 12, PAS 28, Investments in Associates, has been renamed PAS 28, Investments in Associates and Joint Ventures, and describes the application of the equity method to investments in joint ventures in addition to associates.

This revised standard has no impact on our financial position or performance.

Amendments to PAS 1, Financial Statement Presentation – Presentation of Items of Other Comprehensive Income. The amendments to PAS 1 change the grouping of items presented in other comprehensive income. Items that could be reclassified (or “recycled”) to profit or loss at a future point in time (for example, upon derecognition or settlement) would be presented separately from items that will never be reclassified. The amendment affects presentation only and therefore has no impact on our financial position or performance.

Improvements to PFRS

The annual improvements to PFRS contain non-urgent but necessary amendments to PFRS. The amendments are effective for annual periods beginning on or after January 1, 2013 and to be applied retrospectively.

PFRS 1, First-time Adoption of International Financial Reporting Standards. The amendments clarify that an entity that has stopped applying PFRS may choose to either: (a) re-apply PFRS 1, even if the entity applied PFRS 1 in a previous reporting period; or (b) apply PFRS retrospectively in accordance with PAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, in order to resume reporting under PFRS. It also clarifies that upon adoption of PFRS, an entity that capitalized borrowing costs in accordance with its previous generally accepted accounting principles may carryforward, without adjustment, the amount previously capitalized in its opening statement of financial position at the date of transition. Such borrowing costs are then recognized in accordance with PAS 23, Borrowing Costs. The amendment will have no impact on our financial position or performance.

PAS 1, Presentation of Financial Statements – Clarification of the Requirements for Comparative Information. The amendment requires an entity to present a: (a) comparative information in the related notes to the financial statements when it voluntarily provides comparative information beyond the minimum required comparative period; and (b) opening statement of financial position when an entity changes its accounting policies, makes retrospective restatements or makes reclassifications, and that change has a material effect on the statement of financial position. The opening statement will be at the beginning of the preceding period. The amendment has no impact on our financial position or performance.

PAS 16, Property, Plant and Equipment – Classification of Servicing Equipment. The amendment clarifies that major spare parts and servicing equipment that meet the definition of property, plant and equipment are not inventory. The improvement has no impact on our financial position or performance.

PAS 32, Financial Instruments: Presentation – Tax Effect of Distribution to Holders of Equity Instruments. The amendment removes existing income tax requirements from PAS 32 and requires entities to apply requirements in PAS 12, Income Taxes, to any income tax arising from distributions to equity holders. The amendment has no impact on our financial position or performance.

PAS 34, Interim Financial Reporting and Segment Information for Total Assets and Liabilities. The amendment clarifies the requirements in PAS 34 relating to segment information for total assets and liabilities for each reportable segment to enhance consistency with the requirement in PFRS 8, Operating Segments. The amendment has no impact on our financial position or performance.

In addition to the above-mentioned amendments and new standards, PFRS 1, First-time Adoption of Philippine Financial Reporting Standards, was amended with effect for reporting periods starting on or after January 1, 2013.

We are not a first-time adopter of PFRS, therefore, this amendment is not relevant to us.

We have not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

Significant Accounting Policies

The following are the significant accounting policies we applied in preparing our consolidated financial statements:

Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value, and the amount of any noncontrolling interest in the acquiree. For each business combination, the acquirer has the option to measure the components of the noncontrolling interest in the acquiree that are present ownership interest and entitle their holders to a proportionate share of the net assets in the event of liquidation either at fair value or at the proportionate share of the acquiree’s identifiable net assets. All other components of noncontrolling interest are measured at acquisition date fair values unless other measurement basis is required. Acquisition-related costs are expensed as incurred.

When we acquire a business, we assess the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

If the business combination is achieved in stages, the previously held equity interest is remeasured at its acquisition date fair value and any resulting gain or loss is recognized in profit or loss.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability will be recognized in accordance with PAS 39, Financial Instruments: Recognition and Measurement, either in profit or loss or as a change in other comprehensive income. If the contingent consideration is classified as equity, it shall not be remeasured and its subsequent settlement is accounted for within equity. In instances where the contingent consideration does not fall within the scope of PAS 39, it is measured in accordance with the appropriate PFRS.

Goodwill is initially measured at cost being the excess of the aggregate of the consideration transferred, the amount recognized for noncontrolling interest and the acquisition-date fair value of previously held equity interest in the acquiree over the fair values of net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, we report in our consolidated financial statements provisional amounts for the items for which the accounting is incomplete. At measurement period which is no longer than one year from the acquisition date, the provisional amounts recognized at acquisition date are retrospectively adjusted to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. During the measurement period, we also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of our cash-generating units, or CGUs, that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill acquired in a business combination has yet to be allocated to identifiable CGUs because the initial accounting is incomplete, such provisional goodwill is not tested for impairment unless indicators of impairment exist and we can reliably allocate the carrying amount of goodwill to a CGU or group of CGUs that are expected to benefit from the synergies of the business combination.

Where goodwill forms part of a CGU and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the CGU retained.

Investments in Associates

An associate is an entity in which we have significant influence, but no control or joint control, over the financial and operating policies. Significant influence is presumed to exist when we hold between 20% and 50% of the voting power of another entity.

Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. The cost of the investments includes transaction costs. The details of our investments in associates are disclosed in Note 10 – Investments in Associates and Joint Ventures and Deposit – Investments in Associates.

Under the equity method, an investment in an associate is carried in our consolidated statement of financial position at cost plus post acquisition changes in our share of net assets of the associate. Goodwill relating to an associate is included in the carrying amount of the investment and is not amortized nor individually tested for impairment. Our consolidated income statement reflects our share in the financial performance of our associates. Where there has been a change recognized directly in the equity of the associate, we recognize our share in such change and disclose this, when applicable, in our consolidated statements: (1) statement of comprehensive income; and (2) statement of changes in equity. Unrealized gains and losses resulting from our transactions with and among our associates are eliminated to the extent of our interest in those associates.

Our share in the profits or losses of our associates is shown on the face of our consolidated income statement. This is the profit or loss attributable to equity holders of the associate and therefore is profit or loss after tax and net of noncontrolling interest in the subsidiaries of the associate.

When our share of losses exceeds our interest in an equity-accounted investee, the carrying amount of the investment, including any long-term interests that form part thereof, is reduced to zero, and the recognition of further losses is discontinued except to the extent that we have an obligation or has made payments on behalf of the investee.

Our reporting dates and that of our associates are identical and our associates’ accounting policies conform to those used by us for like transactions and events in similar circumstances. When necessary, adjustments are made to bring such accounting policies in line with our policies.

After application of the equity method, we determine whether it is necessary to recognize an additional impairment loss on our investments in associates. We determine at the end of each reporting period whether there is any objective evidence that our investment in associate is impaired. If this is the case, we calculate the amount of impairment as the difference between the recoverable amount of our investment in the associate and its carrying value and recognize the amount in our consolidated income statement.

Upon loss of significant influence over the associate, we measure and recognize any retained investment at its fair value. Any difference between the carrying amounts of our investment in the associate upon loss of significant influence and the fair value of the remaining investment and proceeds from disposal is recognized in profit or loss.

Joint Arrangements

Joint arrangements are arrangements of which we have joint control, established by contracts requiring unanimous consent for decisions about the activities that significantly affect the arrangements’ returns. They are classified and accounted for as follows:

•	Joint operation – when we have rights to the assets, and obligations for the liabilities, relating to an arrangement, we account for each of our assets, liabilities and transactions, including our share of those held or incurred jointly, in relation to the joint operation.

•	Joint venture – when we have rights only to the net assets of the arrangements, we account for our interest using the equity method, same as investments in associates.

The financial statements of the joint venture are prepared for the same reporting period as our consolidated financial statements. Where necessary, adjustments are made to bring the accounting policies of the joint venture in line with our policies. The details of our investments in joint ventures are disclosed in Note 10 – Investments in Associates and Joint Ventures and Deposit – Investments in Joint Ventures.

Adjustments are made in our consolidated financial statements to eliminate our share of unrealized gains and losses on transactions between us and our joint venture. The joint venture is carried at equity method until the date on which we cease to have joint control over the joint venture.

Upon loss of joint control and provided that the former joint venture does not become a subsidiary or associate, we measure and recognize our remaining investment at fair value. Any difference between the carrying amount of the former joint venture upon loss of joint control and the fair value of the remaining investment and proceeds from disposal is recognized in profit or loss. When the remaining investment constitutes significant influence, it is accounted for as an investment in an associate.

Foreign Currency Transactions and Translations

Our consolidated financial statements are presented in Philippine peso, which is also the Parent Company’s functional currency. The Philippine peso is the currency of the primary economic environment in which we operate. This is also the currency that mainly influences the revenue from and cost of rendering products and services. Each entity in our Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

The functional and presentation currency of the entities under PLDT Group (except for SHPL, SGP, 3rd Brand, SMHC, SMI, TSI, FECL Group, PLDT Global and its subsidiaries, PGNL, DCPL, SPi Global and certain of its subsidiaries, and certain subsidiaries of Chikka and AGS) is the Philippine peso.

Transactions in foreign currencies are initially recorded by entities under our Group at the respective functional currency rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency closing rate of exchange prevailing at the end of the reporting period. All differences arising on settlement or translation of monetary items are recognized in our consolidated income statement except for foreign exchange differences that qualify as capitalizable borrowing costs for qualifying assets. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The functional currency of SMHC, SMI, TSI, FECL Group, PLDT Global and certain of its subsidiaries, PGNL, DCPL, SPi Global and certain of its subsidiaries, and certain subsidiaries of Chikka is the U.S. dollar; and the functional currency of SHPL, SGP, 3rd Brand, and certain subsidiaries of AGS is the Singapore dollar. As at the reporting date, the assets and liabilities of these subsidiaries are translated into Philippine peso at the rate of exchange prevailing at the end of the reporting period, and income and expenses of these subsidiaries are translated monthly using the weighted average exchange rate for the month. The exchange differences arising on translation are recognized as a separate component of other comprehensive income as cumulative translation adjustments. On disposal of these subsidiaries, the amount of deferred cumulative translation adjustments recognized in other comprehensive income relating to subsidiaries are recognized in our consolidated income statement.

When there is a change in an entity’s functional currency, the entity applies the translation procedures applicable to the new functional currency prospectively from the date of the change. The entity translates all assets and liabilities into the new functional currency using the exchange rate at the date of the change. The resulting translated amounts for non-monetary items are treated as the new historical cost. Exchange differences arising from the translation of a foreign operation previously recognized in other comprehensive income are not reclassified from equity to profit or loss until the disposal of the operation.

Foreign exchange gains or losses of the Parent Company and our Philippine-based subsidiaries are treated as taxable income or deductible expenses in the period such exchange gains or losses are realized.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the closing rate.

Noncurrent Assets Held-for-sale and Discontinued Operations

Noncurrent assets and disposal groups classified as held-for-sale are measured at the lower of their carrying amount and fair value less costs to sell. Noncurrent assets and disposal groups are classified as held-for-sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

In the consolidated income statement, income and expenses from discontinued operations are reported separately from income and expenses from continuing operations, down to the level of profit after taxes, even when we retain a noncontrolling interest in the subsidiary after the sale. The resulting profit or loss (after taxes) is reported separately in the consolidated income statement.

Property, plant and equipment and intangible assets once classified as held-for-sale are neither depreciated nor amortized.

Financial Instruments – Initial recognition and subsequent measurement

Financial Assets

Initial recognition and measurement

Financial assets within the scope of PAS 39 are classified as financial assets at fair value through profit or loss, or FVPL, loans and receivables, held-to-maturity, or HTM, investments, available-for-sale financial investments, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. We determine the classification of financial assets at initial recognition and, where allowed and appropriate, re-evaluate the designation of such assets at each financial year-end.

Financial assets are recognized initially at fair value plus transaction costs, except in the case of financial assets recorded at FVPL.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way purchases or sales) are recognized on the trade date, i.e., the date that we commit to purchase or sell the asset.

Subsequent measurement

The subsequent measurement of financial assets depends on the classification as described below:

Financial assets at FVPL

Financial assets at FVPL include financial assets held-for-trading and financial assets designated upon initial recognition at FVPL. Financial assets are classified as held-for-trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivative assets, including separated embedded derivatives are also classified as held-for-trading unless they are designated as effective hedging instruments. Financial assets at FVPL are carried in our consolidated statement of financial position at fair value with net changes in gains or losses recognized in our consolidated income statement under “Gains (losses) on derivative financial instruments – net” for derivative instruments (negative net changes in fair value) and “Other income” for non-derivative financial assets (positive net changes in fair value). Interest earned and dividends received from financial assets at FVPL are recognized in our consolidated income statement under “Interest income” and “Other income”, respectively.

Financial assets may be designated at initial recognition as at FVPL if any of the following criteria are met: (i) the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets or recognizing gains or losses on them on different bases; (ii) the assets are part of a group of financial assets which are managed and their performance are evaluated on a fair value basis, in accordance with a documented risk management strategy and information about the company is provided internally on that basis to the entity’s key management personnel; or (iii) the financial assets contain an embedded derivative, unless the embedded derivative does not significantly modify the cash flows or it is clear, with little or no analysis, that it would not be separately recorded.

Derivatives embedded in host contracts are accounted for as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not carried at fair value. These embedded derivatives are measured at fair value with gains or losses arising from changes in fair value recognized in our consolidated income statement. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required.

An embedded derivative is separated from the host contract and accounted for as a derivative if all of the following conditions are met: (a) the economic characteristics and risks of the embedded derivatives are not closely related to the economic characteristics and risks of the host contract; (b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and (c) the hybrid or combined instrument is not recognized at FVPL.

Our financial assets at FVPL include portions of short-term investments as at March 31, 2013, December 31, 2012 and January 1, 2012. See Note 27 – Financial Assets and Liabilities.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments which are not quoted in an active market. Such financial assets are carried at amortized cost using the effective interest rate, or EIR, method. This method uses an EIR that exactly discounts the estimated future cash receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset. Gains and losses are recognized in our consolidated income statement when the loans and receivables are derecognized or impaired, as well as through the amortization process. Interest earned or incurred is recorded in “Interest income” in our consolidated income statement. Assets in this category are included in the current assets except for those with maturities greater than 12 months after the end of the reporting period, which are classified as noncurrent assets.

Our loans and receivables include trade and other receivables, portions of short-term and long-term investments, and portions of advances and other noncurrent assets as at March 31, 2013, December 31, 2012 and January 1, 2012. See Note 16 – Trade and Other Receivables and Note 27 – Financial Assets and Liabilities.

HTM investments

Non-derivative financial assets with fixed or determinable payments and fixed maturities are classified as HTM when we have the positive intention and ability to hold it to maturity. After initial measurement, HTM investments are measured at amortized cost using the EIR method. Gains or losses are recognized in our consolidated income statement when the investments are derecognized or impaired, as well as through the amortization process. Interest earned or incurred is recorded in “Interest income” in our consolidated income statement. Assets in this category are included in current assets except for those with maturities greater than 12 months after the end of the reporting period, which are classified as noncurrent assets.

Our HTM investments include portion of investment in debt securities and other long-term investments as at March 31, 2013, December 31, 2012 and January 1, 2012. See Note 11 – Investment in Debt Securities and Other Long-term Investments and Note 27 – Financial Assets and Liabilities.

Available-for-sale financial investments

Available-for-sale financial investments include equity investments and debt securities. Equity investments classified as available-for-sale are those that are neither classified as held-for-trading nor designated at fair value through profit or loss. Debt securities in this category are those that are intended to be held for an indefinite period of time and that may be sold in response to liquidity requirements or in response to changes in the market conditions.

After initial measurement, available-for-sale financial investments are subsequently measured at fair value with unrealized gains or losses recognized in other comprehensive income in the available-for-sale reserve account until the investment is derecognized, at which time the cumulative gain or loss recorded in other comprehensive income is recognized in our consolidated income statement; or the investment is determined to be impaired, at which time the cumulative loss recorded in other comprehensive income is recognized in our consolidated income statement. Interest earned on holding available-for-sale financial investments are included under “Interest income” using the EIR method in our consolidated income statement. Dividends earned on holding available-for-sale equity investments are recognized in our consolidated income statement under “Other income” when the right to receive payment has been established. These financial assets are included under noncurrent assets unless we intend to dispose of the investment within 12 months from the end of the reporting period.

We evaluate whether the ability and intention to sell our available-for-sale financial investments in the near term is still appropriate. When, in rare circumstances, we are unable to trade these financial investments due to inactive markets and management’s intention to do so significantly changes in the foreseeable future, we may elect to reclassify these financial investments. Reclassification to loans and receivables is permitted when the financial investments meet the definition of loans and receivables and we have the intent and ability to hold these assets for the foreseeable future or until maturity. Reclassification to the held-to-maturity category is permitted only when the entity has the ability and intention to hold the financial investment to maturity accordingly.

For a financial investment reclassified from the available-for-sale category, the fair value carrying amount at the date of reclassification becomes its new amortized cost and any previous gain or loss on the asset has been recognized in equity is amortized to profit or loss over the remaining life of the investment using the EIR. Any difference between the new amortized cost and the maturity amount is also amortized over the remaining life of the asset using the EIR. If the asset is subsequently determined to be impaired, then the amount recorded in equity is reclassified to the income statement.

Our available-for-sale financial investments include listed and unlisted equity securities as at March 31, 2013, December 31, 2012 and January 1, 2012. See Note 27 – Financial Assets and Liabilities.

Financial Liabilities

Initial recognition and measurement

Financial liabilities within the scope of PAS 39 are classified as financial liabilities at FVPL, other financial liabilities or as derivatives designated as hedging instruments in an effective hedge, as appropriate. We determine the classification of our financial liabilities at initial recognition.

Financial liabilities are recognized initially at fair value plus, in the case of loans and borrowings, directly attributable transaction costs.

Subsequent measurement

The subsequent measurement of financial liabilities depends on their classification as described below:

Financial liabilities at FVPL

Financial liabilities at FVPL include financial liabilities held-for-trading and financial liabilities designated upon initial recognition as at FVPL. Financial liabilities are classified as held-for-trading if they are acquired for the purpose of selling in the near term. Derivative liabilities, including separated embedded derivatives are also classified as at FVPL unless they are designated as effective hedging instruments. Financial liabilities at FVPL are carried in our consolidated statement of financial position at fair value with gains or losses on liabilities held-for-trading recognized in our consolidated income statement under “Gains (losses) on derivative financial instruments – net” for derivative instruments and “Other income” for non-derivative financial liabilities.

Financial liabilities may be designated at initial recognition as FVPL if any of the following criteria are met: (i) the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the liabilities or recognizing gains or losses on them on different bases; (ii) the liabilities are part of a group of financial liabilities which are managed and their performance are evaluated on a fair value basis, in accordance with a documented risk management strategy and information about the company is provided internally on that basis to the entity’s key management personnel; or (iii) the financial liabilities contain an embedded derivative, unless the embedded derivative does not significantly modify the cash flows or it is clear, with little or no analysis, that it would not be separately recorded.

Our financial liabilities at FVPL include long-term principal only currency swaps, interest rate swaps and an equity forward sale contract as at March 31, 2013 and long-term principal only currency swaps, interest rate swaps and forward foreign exchange contracts as at December 31, 2012 and January 1, 2012. See Note 27 – Financial Assets and Liabilities.

Other financial liabilities

After initial recognition, other financial liabilities are subsequently measured at amortized cost using the EIR method.

Gains and losses are recognized in our consolidated income statement when the liabilities are derecognized as well as through the EIR amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included under “Financing costs – net” in our consolidated income statement.

Our other financial liabilities include accounts payable, accrued expenses and other current liabilities, with the exemption of statutory payables, interest-bearing financial liabilities, customers’ deposits, dividends payable, and accrual for long-term capital expenditures included under “Deferred credits and other noncurrent liabilities” account as at March 31, 2013, December 31, 2012 and January 1, 2012. See Note 20 – Interest-bearing Financial Liabilities, Note 21 – Deferred Credits and Other Noncurrent Liabilities, Note 22 – Accounts Payable, and Note 23 – Accrued Expenses and Other Current Liabilities.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in our consolidated statement of financial position if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.

Fair value of financial instruments

The fair value of financial instruments that are actively traded in organized financial markets is determined by reference to quoted market prices or dealer price quotations (bid price for long positions and ask price for short positions), at the close of business at the end of the reporting period without any deduction for transaction costs. For financial instruments where there is no active market, fair value is determined using appropriate valuation techniques. Such techniques may include using recent arm’s length market transactions; reference to the current fair value of another instrument that is substantially the same; a discounted cash flow analysis or other valuation models.

An analysis of fair values of financial instruments and further details as to how they are measured are provided in Note 27 – Financial Assets and Liabilities.

Amortized cost of financial instruments

Amortized cost is computed using the EIR method less any allowance for impairment and principal repayment or reduction. The calculation takes into account any premium or discount on acquisition and includes transaction costs and fees that are an integral part of EIR.

“Day 1” difference

Where the transaction price in a non-active market is different from the fair value of other observable current market transactions in the same instrument or based on a valuation technique which variables include only data from observable market, we recognize the difference between the transaction price and fair value (a “Day 1” difference) in our consolidated income statement unless it qualifies for recognition as some other type of asset or liability. In cases where data used are not observable, the difference between the transaction price and model value is only recognized in our consolidated income statement when the inputs become observable or when the instrument is derecognized. For each transaction, we determine the appropriate method of recognizing the “Day 1” difference amount.

Impairment of Financial Assets

We assess at the end of each reporting period whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset (an incurred “loss event”) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtor or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that the debtor will enter bankruptcy or other financial reorganization and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Impairment of Trade and Other Receivables

Individual impairment

Retail subscribers

We recognize impairment losses for the whole amount of receivables from permanently disconnected wireless and fixed line subscribers. Permanent disconnections are made after a series of collection steps following nonpayment by postpaid subscribers. Such permanent disconnection usually occurs within a predetermined period from the last statement date.

We also recognize impairment losses for accounts with extended credit arrangements or promissory notes.

Regardless of the age of the account, additional impairment losses are also made for accounts specifically identified to be doubtful of collection when there is information on financial incapacity after considering the other contractual obligations between us and the subscriber.

Corporate subscribers

Receivables from corporate subscribers are provided with impairment losses when they are specifically identified as impaired. Full allowance is generally provided for the whole amount of receivables from corporate accounts based on aging of individual account balances. In making this assessment, we take into account normal payment cycle, counterparty’s payment history and industry-observed settlement periods.

Foreign administrations and domestic carriers

For receivables from foreign administration and domestic carriers, impairment losses are recognized when they are specifically identified as impaired regardless of the age of balances. Full allowance is generally provided after quarterly review of the status of settlement with the carriers. In making this assessment, we take into account normal payment cycle, counterparty carrier’s payment history and industry-observed settlement periods.

Dealers, agents and others

Similar to carrier accounts, we recognize impairment losses for the full amount of receivables from dealers, agents and other parties based on our specific assessment of individual balances regardless of the age of balances.

Collective impairment

Postpaid wireless and fixed line subscribers

We estimate impairment losses for temporarily disconnected accounts for both wireless and fixed line subscribers based on the historical trend of temporarily disconnected accounts which eventually become permanently disconnected. Temporary disconnection is initiated after a series of collection activities is implemented, including the sending of a collection letter, call-out reminders and collection messages via text messaging. Temporary disconnection generally happens 90 days after the due date of the unpaid balance. If the account is not settled within 60 days from temporary disconnection, the account is permanently disconnected.

We recognize impairment losses on our postpaid wireless and fixed line subscribers through net flow-rate methodology which is derived from account-level monitoring of subscriber accounts between different age brackets, from current to one day past due to 120 days past due. The criterion adopted for making the allowance for doubtful accounts takes into consideration the calculation of the actual percentage of losses incurred on each range of accounts receivable.

Others subscribers

Receivables that have been assessed individually and found not to be impaired are then assessed collectively based on similar credit risk characteristics to determine whether provision should be made due to incurred loss events for which there is objective evidence but whose effects are not yet evident in the individual impairment assessment. Retail subscribers are provided with collective impairment based on a certain percentage derived from historical data/statistics.

Financial assets carried at amortized cost

For financial assets carried at amortized cost, we first assess whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If we determine that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, we include the asset in a group of financial assets with similar credit risk characteristics and collectively assess them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original EIR. If a financial asset has a variable interest rate, the discount rate for measuring any impairment loss is the current EIR.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized under “Asset impairment” in our consolidated income statement. Interest income continues to be accrued on the reduced carrying amount based on the original EIR of the asset. The financial asset together with the associated allowance are written-off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to us. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognized in our consolidated income statement, to the extent that the carrying value of the asset does not exceed its original amortized cost at the reversal date. If a future write-off is later recovered, the recovery is recognized in profit or loss.

Available-for-sale financial investments

For available-for-sale financial investments, we assess at each reporting date whether there is objective evidence that an investment or a group of investment is impaired.

In the case of equity investments classified as available-for-sale financial investments, objective evidence would include a significant or prolonged decline in the fair value of the investment below its cost. The determination of what is “significant” or “prolonged” requires judgment. We treat “significant” generally as decline of 20.0% or more below the original cost of investment, and “prolonged” as greater than 12 months. When a decline in the fair value of an available-for-sale financial investment has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified from other comprehensive income to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. The amount of the cumulative loss that is reclassified from other comprehensive income to profit or loss is the difference between the acquisition cost (net of any principal repayment and amortization) and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss. Impairment losses recognized in profit or loss for an investment in an equity instrument are not reversed in profit or loss. Subsequent increases in the fair value after impairment are recognized directly in other comprehensive income.

In the case of debt instruments classified as available-for-sale financial investments, impairment is assessed based on the same criteria as financial assets carried at amortized cost. However, the amount recorded for impairment is the cumulative loss measured as the difference between the amortized cost less any impairment loss on that investment previously recognized in our consolidated income statement and the current fair value, . Future interest income continues to be accrued based on the reduced carrying amount of the asset, using the rate of interest used to discount future cash flows for the purpose of measuring impairment loss. Such accrual is recorded as part of “Interest income” in our consolidated income statement. If, in a subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in our consolidated income statement, the impairment loss is reversed in profit or loss.

Derecognition of Financial Assets and Liabilities

Financial assets

A financial asset (or where applicable a part of a financial asset or part of a group of similar financial assets) is derecognized when: (1) the rights to receive cash flows from the asset have expired; or (2) we have transferred its rights to receive cash flows from the asset or have assumed an obligation to pay the received cash flows in full without material delay to a third party under a “pass-through” arrangement; and either: (a) we have transferred substantially all the risks and rewards of the asset; or (b) we have neither transferred nor retained substantially all the risks and rewards of the asset, but have transferred control of the asset.

When we have transferred the rights to receive cash flows from an asset or have entered into a “pass-through” arrangement, and have neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, a new asset is recognized to the extent of our continuing involvement in the asset.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of the consideration that we could be required to repay.

When continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of our continuing involvement is the amount of the transferred asset that we may repurchase, except that in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, the extent of our continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or has expired.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

The financial liability is also derecognized when equity instruments are issued to extinguish all or part of the financial liability. The equity instruments issued are recognized at fair value if it can be reliably measured, otherwise, it is recognized at the fair value of the financial liability extinguished. Any difference between the fair value of the equity instruments issued and the carrying value of the financial liability extinguished is recognized in profit or loss.

Derivative Financial Instruments and Hedge Accounting

Initial recognition and subsequent measurement

We use derivative financial instruments, such as long-term currency swaps, foreign currency options, forward currency contracts and interest rate swaps to hedge our risks associated with interest rate and foreign currency fluctuations. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

The fair value of forward currency contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value of long-term currency swaps, foreign currency options, forward currency contracts and interest rate swap contracts is determined using applicable valuation techniques. See Note 27 – Financial Assets and Liabilities.

Any gains or losses arising from changes in fair value on derivatives during the period that do not qualify for hedge accounting are taken directly to the “Gains (losses) on derivative financial instruments – net” in our consolidated income statement.

For the purpose of hedge accounting, hedges are classified as: (1) fair value hedges when hedging the exposure to changes in the fair value of a recognized financial asset or liability or an unrecognized firm commitment (except for foreign currency risk); or (2) cash flow hedges when hedging exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized financial asset or liability, a highly probable forecast transaction or the foreign currency risk in an unrecognized firm commitment; or (3) hedges of a net investment in a foreign operation.

At the inception of a hedge relationship, we formally designate and document the hedge relationship to which we wish to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how we will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an on-going basis to determine that they actually have been highly effective throughout the financial reporting periods for which they are designated. In a situation when that hedged item is a forecast transaction, we assess whether the transaction is highly probable and presents an exposure to variations in cash flows that could ultimately affect our consolidated income statement.

Hedges which meet the strict criteria for hedge accounting are accounted for as follows:

Fair value hedges

The change in the fair value of a hedging derivative is recognized in our consolidated income statement. The change in the fair value of the hedged item attributable to the risk being hedged is recorded as part of the carrying value of the hedged item and is also recognized in our consolidated income statement.

The fair value for financial instruments traded in active markets at the end of the reporting period is based on their quoted market price or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs. When current bid and asking prices are not available, the price of the most recent transaction provides evidence of the current fair value as long as there has not been a significant change in economic circumstances since the time of the transaction. For all other financial instruments not listed in an active market, the fair value is determined by using appropriate valuation techniques. Valuation techniques include net present value techniques, comparison to similar instruments for which market observable prices exist, option pricing models and other relevant valuation models.

When an unrecognized firm commitment is designated as a hedged item, the subsequent cumulative change in the fair value of the firm commitment attributable to the hedged risk is recognized as a financial asset or liability with a corresponding gain or loss recognized in our consolidated income statement. The changes in the fair value of the hedging instrument are also recognized in our consolidated income statement.

Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized in other comprehensive income, while any ineffective portion is recognized immediately in our consolidated income statement. See Note 27 – Financial Assets and Liabilities for more details.

Amounts taken to other comprehensive income are transferred to our consolidated income statement when the hedged transaction affects our consolidated income statement, such as when the hedged financial income or financial expense is recognized or when a forecast sale occurs. Where the hedged item is the cost of a non-financial asset or non-financial liability, the amounts taken to other comprehensive income are transferred to the initial carrying amount of the non-financial asset or liability.

If the forecast transaction or firm commitment is no longer expected to occur, amounts previously recognized in other comprehensive income are transferred to our consolidated income statement. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, amounts previously recognized in other comprehensive income remain in other comprehensive income until the forecast transaction or firm commitment occurs.

We use an equity forward contract to hedge the sale of Philweb shares. See Note 27 – Financial Assets and Liabilities – ePLDT Group.

Hedges of a net investment in a foreign operation

Hedges of a net investment in a foreign operation, including a hedge of a monetary item that is accounted for as part of the net investment, are accounted for in a way similar to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized in other comprehensive income while any gains or losses relating to the ineffective portion are recognized in our consolidated income statement. On disposal of the foreign operation, the cumulative value of any such gains or losses recognized in other comprehensive income is transferred to our consolidated income statement.

We use a loan as a hedge of its exposure to foreign exchange risk on its investment in foreign subsidiaries. See Note 27 – Financial Assets and Liabilities for more details.

Current versus noncurrent classification

Derivative instruments that are not designated as effective hedging instruments are classified as current or noncurrent or separated into a current and noncurrent portion based on an assessment of the facts and circumstances (i.e., the underlying contracted cash flows).

Where we expect to hold a derivative as an economic hedge (and does not apply hedge accounting) for a period beyond 12 months after the reporting date, the derivative is classified as noncurrent (or separated into current and noncurrent portions) consistent with the classification of the underlying item.

Embedded derivatives that are not closely related to the host contract are classified consistent with the cash flows of the host contract.

Derivative instruments that are designated as effective hedging instruments are classified consistently with the classification of the underlying hedged item. The derivative instrument is separated into a current portion and a noncurrent portion only if a reliable allocation can be made.

Property, Plant and Equipment

Property, plant and equipment, except for land, is stated at cost less accumulated depreciation and amortization and any accumulated impairment losses. The initial cost of property, plant and equipment comprises its purchase price, including import duties and non-refundable purchase taxes and any directly attributable costs of bringing the property, plant and equipment to its working condition and location for its intended use. Such cost includes the cost of replacing component parts of the property, plant and equipment when the cost is incurred, if the recognition criteria are met. When significant parts of property, plant and equipment are required to be replaced at intervals, we recognize such parts as individual assets with specific useful lives and depreciate them accordingly. Likewise, when a major inspection is performed, its cost is recognized in the carrying amount of the property, plant and equipment as a replacement if the recognition criteria are satisfied. The present value of the expected cost for the decommissioning of the asset after use is included in the cost of the asset if the recognition criteria for a provision are met. Land is stated at cost less any impairment in value.

Expenditures incurred after the property, plant and equipment have been put into operation, such as repairs and maintenance, are normally recognized as expense in the period such costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as additional cost of the property, plant and equipment.

Depreciation and amortization commence once the property, plant and equipment are available for use and are calculated on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives used in depreciating our property, plant and equipment are disclosed in Note 9 – Property, Plant and Equipment.

The asset’s residual value, estimated useful life, and depreciation and amortization method are reviewed at least at each financial year-end to ensure that the period and method of depreciation and amortization are consistent with the expected pattern of economic benefits from items of property, plant and equipment and are adjusted prospectively, if appropriate.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the period the asset is derecognized.

Property under construction is stated at cost less any impairment in value. This includes cost of construction, plant and equipment, capitalizable borrowing costs and other direct costs associated to construction. Property under construction is not depreciated until such time that the relevant assets are completed and available for its intended use.

Construction-in-progress is transferred to the related property, plant and equipment when the construction or installation and related activities necessary to prepare the property, plant and equipment for their intended use have been completed, and the property, plant and equipment are ready for commercial service.

Borrowing Costs

Borrowing costs are capitalized if they are directly attributable to the acquisition, construction or production of a qualifying asset. Qualifying assets are assets that necessarily take a substantial period of time to get ready for its intended use or sale. To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization on that asset shall be determined as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization shall be determined by applying a capitalizable rate to the expenditures on that asset. The capitalization rate shall be the weighted average of the borrowing costs applicable to our borrowings that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs capitalized during the period shall not exceed the amount of borrowing costs incurred during that period.

Capitalization of borrowing costs commences when the activities necessary to prepare the asset for intended use are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the asset is available for their intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recognized. Borrowing costs include interest charges and other costs incurred in connection with the borrowing of funds, as well as exchange differences arising from foreign currency borrowings used to finance these projects, to the extent that they are regarded as an adjustment to interest costs.

All other borrowing costs are expensed as incurred.

Asset Retirement Obligations

We are legally required under various lease agreements to dismantle the installation in leased sites and restore such sites to their original condition at the end of the lease contract term. We recognize the liability measured at the present value of the estimated costs of these obligations and capitalize such costs as part of the balance of the related item of property, plant and equipment. The amount of asset retirement obligations are accreted and such accretion is recognized as interest expense. See Note 21 – Deferred Credits and Other Noncurrent Liabilities.

Investment Properties

Investment properties are initially measured at cost, including transaction costs. The carrying amount includes the cost of replacing part of an existing investment property at the time that cost is incurred if the recognition criteria are met and excludes the cost of day-to-day servicing of an investment property. Subsequent to initial recognition, investment properties are stated at fair values, which have been determined annually based on the latest appraisal performed by an independent firm of appraisers, an industry specialist in valuing these types of investment properties. Gains or losses arising from changes in the fair values of investment properties are included in our consolidated income statement in the period in which they arise, including the corresponding tax effect. Where an entity is unable to determine the fair value of an investment property under construction, but expects to be able to determine its fair value on completion, the investment under construction will be measured at cost until such time that fair value can be determined or construction is completed.

Investment properties are derecognized when they have been disposed or when the investment property is permanently withdrawn from use and no future benefit is expected from its disposal. Any gain or loss on the retirement or disposal of an investment property is recognized in our consolidated income statement in the year of retirement or disposal.

Transfers are made to or from investment property only when there is a change in use. For a transfer from investment property to owner occupied property, the deemed cost for subsequent accounting is the fair value at the date of change in use. If an owner occupied property becomes an investment property, we account for such property in accordance with the policy stated under property, plant and equipment up to the date of change in use. The difference between the carrying amount of the owner occupied property and its fair value at the date of change is accounted for as revaluation increment recognized in other comprehensive income. On subsequent disposal of the investment property, the revaluation increment recognized in other comprehensive income is transferred to retained earnings.

No assets held under operating lease have been classified as investment properties.

Intangible Assets

Intangible assets acquired separately are measured at cost on initial recognition. The cost of intangible assets acquired from business combinations is initially recognized at fair value on the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment loss. The useful lives of intangible assets are assessed at the individual asset level as either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life using the straight-line method and assessed for impairment whenever there is an indication that the intangible assets may be impaired. At a minimum, the amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in our consolidated income statement.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the CGU level. Such intangible assets are not amortized. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether the indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

The estimated useful lives used in amortizing our intangible assets are disclosed in Note 14 – Goodwill and Intangible Assets.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset, and are recognized in our consolidated income statement when the asset is derecognized.

Intangible assets created within the business are not capitalized and expenditures are charged against operations in the period in which the expenditures are incurred.

Inventories and Supplies

Inventories and supplies, which include cellular phone units, materials, spare parts, terminal units and accessories, are valued at the lower of cost and net realizable value.

Costs incurred in bringing inventories and supplies to its present location and condition are accounted using the weighted average method. Net realizable value is determined by either estimating the selling price in the ordinary course of the business, less the estimated cost to sell or determining the prevailing replacement costs.

Impairment of Non-Financial Assets

We assess at each reporting period whether there is an indication that an asset may be impaired. If any such indication exists, or when the annual impairment testing for an asset is required, we make an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs to sell or its value in use. Recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent from those of other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining the fair value less costs to sell, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. Impairment losses are recognized in our consolidated income statement.

For assets, excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, we make an estimate of the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation and amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in our consolidated income statement. After such reversal, the depreciation and amortization charges are adjusted in future years to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining economic useful life.

The following assets have specific characteristics for impairment testing:

Property, plant and equipment

For property, plant and equipment, we also assess for impairment on the basis of impairment indicators such as evidence of internal obsolescence or physical damage.

Investments in associates and joint ventures

We determine at the end of each reporting period whether there is any objective evidence that our investments in associates and joint ventures are impaired. If this is the case, the amount of impairment is calculated as the difference between the recoverable amount of the investments in associates and joint ventures, and its carrying amount. The amount of impairment loss is recognized in our consolidated income statement.

Goodwill

Goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each CGU, or group of CGUs, to which the goodwill relates. When the recoverable amount of the CGU, or group of CGUs, is less than the carrying amount of the CGU, or group of CGUs, to which goodwill has been allocated, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

If there is incomplete allocation of goodwill acquired in a business combination to CGUs, or group of CGUs, an impairment testing of goodwill is only carried out when impairment indicators exist. Where impairment indicators exist, impairment testing of goodwill is performed at a level at which the acquirer can reliably test for impairment.

Intangible assets

Intangible assets with indefinite useful lives are not amortized but are tested for impairment annually either individually or at the CGU level, as appropriate. We calculate the amount of impairment as being the difference between the recoverable amount of the intangible asset and its carrying amount and recognize the amount of impairment in our consolidated income statement. Impairment losses relating to intangible assets can be reversed in future periods.

Investment in Debt Securities

Investment in debt securities are government securities which are carried at amortized cost using the EIR method. Interest earned from these securities is recognized as “Interest income” in our consolidated income statement.

Cash and Cash Equivalents

Cash includes cash on hand and in banks. Cash equivalents, which include temporary cash investments, are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less from the date of acquisition, and for which there is an insignificant risk of change in value.

Short-term Investments

Short-term investments are money market placements, which are highly liquid with maturities of more than three months but less than one year from the date of acquisition.

Revenue Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to us and the revenue can be reliably measured, regardless of when the payment is being made. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding value-added tax, or VAT, or overseas communication tax, where applicable. When deciding the most appropriate basis for presenting revenue and cost of revenue, we assess our revenue arrangements against specific criteria to determine if we are acting as principal or agent. We consider both the legal form and the substance of our agreement, to determine each party’s respective roles in the agreement. When our role in a transaction is that of principal, revenue is presented on a gross basis, otherwise, revenue is presented on a net basis.

Service revenues from continuing operations

Our revenues are principally derived from providing the following telecommunications services: cellular voice and data services in the wireless business; and local exchange, international and national long distance, data and other network, and information and communications services in the fixed line business. When determining the amount of revenue to be recognized in any period, the overriding principle followed is to match the revenue with the provision of service. Services may be sold separately or bundled with goods or other services. The specific recognition criteria are as follows:

Subscribers

We provide telephone and data communication services under prepaid and postpaid payment arrangements as follows:

Postpaid service arrangements include fixed monthly charges generated from postpaid cellular voice and data services through the postpaid plans of Smart, Red Mobile and Sun Cellular, from local exchange services primarily through landline and related services, and from data and other network services primarily through broadband and leased line services, which we recognized on a straight-line basis over the customer’s subscription period. Services provided to postpaid subscribers are billed throughout the month according to the billing cycles of subscribers. Services availed by subscribers in addition to these fixed fee arrangements are charged separately and recognized as the additional service is provided or as availed by the subscribers.

Our prepaid services include over-the-air reloading channels and prepaid cards provided by Smart Prepaid, Talk ‘N Text, Red Mobile and Sun Cellular. Proceeds from over-the-air reloading channels and prepaid cards are initially recognized as unearned revenue and realized upon actual usage of the airtime value (i.e., the pre-loaded airtime value of subscriber identification module, or SIM, cards and subsequent top-ups) for voice, short messaging services, or SMS, multimedia messaging services, or MMS, content downloading, infotext services and prepaid unlimited and bucket-priced SMS and call subscriptions, net of free SMS allocation and bonus credits, or upon expiration of the usage period, whichever comes earlier. Interconnection fees and charges arising from the actual usage of prepaid cards are recorded as incurred.

Revenue from international and national long distance calls carried via our network is generally based on rates which vary with distance and type of service (direct dial or operator-assisted, paid or collect, etc.). Revenue from both wireless and fixed line long distance calls is recognized as the service is provided.

Nonrecurring upfront fees such as activation fees charged to subscribers for connection to our network are deferred and are recognized as revenue throughout the estimated average customer relationship. The related incremental costs are similarly deferred and recognized over the same period in our consolidated income statement.

Connecting carriers

Interconnection revenue for call termination, call transit and network usages is recognized in the period the traffic occurs. Revenue related to local, long distance, network-to-network, roaming and international call connection services are recognized when the call is placed or connection is provided and the equivalent amounts charged to us by other carriers are recorded under interconnection costs in our consolidated income statement. Inbound revenue and outbound charges are based on agreed transit and termination rates with other foreign and local carriers and content providers.

Value-Added Services, or VAS

Revenues from VAS include SMS in excess of consumable fixed monthly service fees (for postpaid) and free SMS allocations (for prepaid), MMS, content downloading and infotext services. The amount of revenue recognized is the net of amount settled with carriers owning the network where the outgoing voice call or SMS terminates and payout to content providers.

Incentives

We operate customer loyalty programmes in our wireless business which allows customers to accumulate points when they purchase services or prepaid credits from us. The points can then be redeemed for free services and discounts, subject to a minimum number of points being obtained. Consideration received is allocated between the services and prepaid credits sold and the points issued, with the consideration allocated to the points equal to their value. The fair value of the points issued is deferred and recognized as revenue when the points are redeemed.

Product-based incentives provided to dealers and customers as part of a transaction are accounted for as multiple element arrangements and recognized when earned.

Multiple-deliverable arrangements

In revenue arrangements including more than one deliverable, the deliverables are assigned to one or more separate units of accounting and the arrangement consideration is allocated to each unit of accounting based on their relative fair value to reflect the substance of the transaction. Where fair value is not directly observable, the total consideration is allocated using an appropriate allocation method.

Other services

Revenue from server hosting, co-location services and customer support services are recognized as the service is performed.

Service revenues from discontinued operations

Our revenues are principally derived from knowledge processing solutions and customer relationship management services in the business process outsourcing business.

Revenue from outsourcing contracts under our knowledge processing solutions and customer relationship management businesses are recognized when evidence of an arrangement exists, the service has been provided, the fee is fixed or determinable, and collectability is reasonably assured. If the fee is not fixed or determinable, or collectability is not reasonably assured, revenue is not recognized until payment is received. For arrangements requiring specific customer acceptance, revenue recognition is deferred until the earlier of the end of the deemed acceptable period or until a written notice of acceptance is received from the customer. Revenue on services rendered to customers whose ability to pay is in doubt at the time of performance of services is also not recorded. Rather, revenue is recognized from these customers as payment is received. Revenue contingent on meeting specific performance conditions are recognized to the extent of costs incurred to provide the service. Outsourcing contracts may also include incentive payments dependent on achieving performance targets. Revenue relating to such incentive payments is recognized when the performance target is achieved.

Non-service revenues

Revenues from handset and equipment sales are recognized when the significant risks and rewards of ownership of the goods have passed to the buyer, usually on delivery of the goods. The related cost or net realizable value of handsets or equipment, sold to customers is presented as “Cost of sales” in the consolidated income statements.

Interest income

Interest income is recognized as it accrues on a time proportion basis taking into account the principal amount outstanding and the EIR.

Dividend income

Revenue is recognized when our right to receive the payment is established.

Expenses

Expenses are recognized as incurred.

Provisions

We recognize a provision when we have a present obligation, legal or constructive, as a result of a past event, and when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When we expect some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain. The expense relating to any provision is presented in our consolidated income statement, net of any reimbursements. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as interest expense.

Retirement Benefits

Defined benefit pension plans

We have separate and distinct retirement plans for PLDT and majority of our Philippine-based operating subsidiaries, administered by the respective Fund’s Trustees, covering permanent employees. Retirement costs are separately determined using the projected unit credit method. This method reflects services rendered by employees to the date of valuation and incorporates assumptions concerning employees’ projected salaries.

Revised PAS 19 has been applied retrospectively from January 1, 2012. As a result, expected returns on plan assets of defined benefit plans are not recognized in profit or loss. Instead, interest on net defined benefit obligation is recognized in profit or loss, calculated using the discount rate used to measure the net pension obligation or asset.

Also, unvested past service costs can no longer be deferred and recognized over the future vesting period. Instead, all past service costs are recognized at the earlier of when the amendment occurs and when we recognized related restructuring or termination costs. Until 2012, our unvested past service costs were recognized as an expense on a straight-line basis over the average period until the benefits become vested. Upon transition to Revised PAS 19, past service costs are recognized immediately if the benefits have vested immediately following the introduction of, or changes to, a pension plan.

The defined benefit asset or liability comprises the present value of the defined benefit obligation (using a discount rate based on government bonds, as explained in Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimation of Pension Benefit Costs and Other Employee Benefits), net of past service cost and actuarial gains and losses not yet recognized, and less the fair value of plan assets out of which the obligations are to be settled directly. Plan assets are assets held by a long-term employee benefit fund or qualifying insurance policies and are not available to our creditors nor can they be paid directly to us. Fair value is based on market price information and in the case of quoted securities, the published bid price. The value of any defined benefit asset recognized is restricted to the sum of any unrecognized past service costs and actuarial gains and losses not yet recognized, and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan. See Note 25 – Employee Benefits – Defined Benefit Pension Plans for more details.

Defined contribution plans

Smart and certain of its subsidiaries have a host defined contribution plan under which it recognizes an expense for contribution made to such plan in relation to services rendered by covered employees. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, such excess is recognized as a prepaid asset to the extent that the prepayment will lead to a reduction in future payments. When the expected future value of the plan assets is below the future expected value of the retirement benefits prescribed under R.A. 7641, otherwise known as “The Retirement Pay Law”, such deficit is accounted for similar to defined benefit accounting. See Note 25 – Employee Benefits – Smart’s Retirement Plan for more details.

Other Long-term Employee Benefits

Our liability arising from 2010 to 2012 Long-term Incentive Plan, or 2010 to 2012 LTIP, and 2012 to 2014 Long-term Incentive Plan, or the revised LTIP, is determined using the projected unit credit method. Employee benefit costs include current service cost, interest cost, actuarial gains and losses and past service costs. Past service costs and actuarial gains and losses are recognized immediately. See Note 25 – Employee Benefits – Other Long-term Employee Benefits for more details.

The long-term employee benefit liability comprises the present value of the defined benefit obligation (using a discount rate based on government bonds) at the end of the reporting period.

Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date. The arrangement is assessed for whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in an arrangement. A reassessment is made after the inception of the lease only if one of the following applies: (a) there is a change in contractual terms, other than a renewal or extension of the agreement;
(b) a renewal option is exercised or extension granted, unless the term of the renewal or extension was initially included in the lease term; (c) there is a change in the determination of whether the fulfillment is dependent on a specified asset; or (d) there is a substantial change to the asset.

Where a reassessment is made, lease accounting shall commence or cease from the date when the change in circumstances gave rise to the reassessment for scenarios (a), (c) or (d) and the date of renewal or extension period for scenario (b).

As a Lessor. Leases where we retain substantially all the risks and benefits of ownership of the asset are classified as operating leases. Any initial direct costs incurred in negotiating an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same bases as rental income. Rental income is recognized in our consolidated income statement on a straight-line basis over the lease term.

All other leases are classified as finance leases. At the inception of the finance lease, the asset subject to lease agreement is derecognized and lease receivable is recognized. Interest income is accrued over the lease term and lease amortization is accounted for as reduction of lease receivable.

As a Lessee. Leases where the lessor retains substantially all the risks and benefits of ownership of the assets are classified as operating leases. Operating lease payments are recognized as expense in our consolidated income statement on a straight-line basis over the lease term.

All other leases are classified as finance leases. A finance lease gives rise to the recognition of a leased asset and finance lease liability. Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term, if there is no reasonable certainty that we will obtain ownership of the leased asset at the end of the lease term. Interest expense is recognized over the lease term.

Income Taxes

Current income tax

Current income tax assets and liabilities for the current and prior years are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted as at the end of the reporting period where we operate and generate taxable income.

Deferred income tax

Deferred income tax is provided using the balance sheet liability method on all temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the end of the reporting period.

Deferred income tax liabilities are recognized for all taxable temporary differences except: (1) when the deferred income tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and (2) with respect to taxable temporary differences associated with investments in subsidiaries, associates and interest in joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, the carryforward benefits of unused tax credits from excess minimum corporate income tax, or MCIT, over regular corporate income tax, or RCIT, and unused net operating loss carry over, or NOLCO. Deferred income tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and carryforward benefits of unused tax credits and unused tax losses can be utilized, except: (1) when the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and (2) with respect to deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred income tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax assets to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that it has become probable that future taxable profit will allow the deferred income tax assets to be recovered.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted as at the end of the reporting period.

Deferred income tax relating to items recognized in other comprehensive income account is included in the statement of comprehensive income and not in our consolidated income statement.

Deferred income tax assets and liabilities are offset, if a legally enforceable right exists to offset current income tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, would be recognized subsequently if new information about facts and circumstances changed. The adjustment would either be treated as a reduction to goodwill (as long as it does not exceed goodwill) if it is incurred during the measurement period or in profit or loss.

VAT

Revenues, expenses and assets are recognized net of the amount of VAT except: (1) where the VAT incurred on a purchase of assets or services is not recoverable from the tax authority, in which case, the VAT is recognized as part of the cost of acquisition of the asset or as part of the expense item as applicable; and (2) receivables and payables that are stated with the amount of VAT included.

Contingencies

Contingent liabilities are not recognized in our consolidated financial statements. They are disclosed in the notes to our consolidated financial statements unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the consolidated financial statements but are disclosed in the notes to the consolidated financial statements when an inflow of economic benefits is probable.

Events After the End of the Reporting Period

Post quarter-end events up to the date of approval of the Board of Directors that provide additional information about our financial position at the end of the reporting period (adjusting events) are reflected in the consolidated financial statements. Post quarter-end events that are not adjusting events are disclosed in the notes to the consolidated financial statements when material.

Equity

Preferred and common stocks are measured at par value for all shares issued. Incremental costs incurred directly attributable to the issuance of new shares are shown in equity as a deduction from proceeds, net of tax. Proceeds and/or fair value of considerations received in excess of par value are recognized as capital in excess of par value.

Treasury stocks are our own equity instruments which are reacquired and recognized at cost and presented as reduction in equity. No gain or loss is recognized in our consolidated income statement on the purchase, sale, reissuance or cancellation of our own equity instruments. Any difference between the carrying amount and the consideration upon reissuance or cancellation of             shares is recognized as capital in excess of par value.

Change in the ownership interest of a subsidiary, without loss of control, is accounted for as an equity transaction and any impact is presented as part of capital in excess of par value.

Retained earnings represent our net accumulated earnings less cumulative dividends declared.

Other comprehensive income comprises of income and expense, including reclassification adjustments, that are not recognized in profit or loss as required or permitted by other PFRSs.

New Accounting Standards and Amendments and Interpretations to Existing Standards Effective Subsequent to March 31, 2013

We will adopt the following revised standards, amendments and interpretations to existing standards enumerated below which are relevant to us when these become effective. Except as otherwise indicated, we do not expect the adoption of these revised standards, amendments and interpretations to PFRS to have a significant impact on our consolidated financial statements.

Effective 2014

Amendments to PFRS 10, Consolidated Financial Statements – Investment Entities. The amendments require a parent that is an investment entity to measure its investments in particular subsidiaries at fair value through profit or loss instead of consolidating them. New disclosure requirements relating to investment entities were added in PFRS 12 and PAS 27. The amendments to PFRS 10 are to be applied for annual periods beginning on or after January 1, 2014. We are currently assessing the impact of the amendments to PFRS 10 on our financial position or performance.

Amendments to PFRS 12, Disclosure of Interests in Other Entities – Investment Entities. The amendments require a parent that is an investment entity to disclose information about significant judgments and assumptions it has made in determining that it is an investment entity, as well as and any changes thereto. A parent that is an investment entity is also required to disclose certain information on unconsolidated subsidiaries, which are accounted for at fair value through profit and loss. The amendments to PFRS 12 are to be applied for annual periods beginning on or after January 1, 2014. We are currently assessing the impact of the amendments to PFRS 12 on our financial position or performance.

Amendments to PAS 27, Separate Financial Statements – Investment Entities. The amendments require a parent that is an investment entity and does not consolidate its subsidiaries in accordance with the exceptions of PFRS 10, to present a separate financial statement as its only financial statement. The amendments to PAS 27 are to be applied for annual periods beginning on or after January 1, 2014. We are currently assessing the impact of the amendments to PAS 27 on our financial position or performance.

Amendments to PAS 32, Financial Instruments: Presentation – Offsetting Financial Assets and Financial Liabilities. These amendments to PAS 32 clarify the meaning of “currently has a legally enforceable right to set- off” and also clarify the application of the PAS 32 offsetting criteria to settlement systems (such as central clearing house systems) which apply gross settlement mechanisms that are not simultaneous. While the amendment is expected not to have any impact on our net assets, any changes in offsetting are expected to impact leverage ratios and regulatory capital requirements. The amendments to PAS 32 are to be retrospectively applied for annual periods beginning on or after January 1, 2014. We are currently assessing the impact of the amendments to PAS 32 on our financial position or performance.

Effective 2015

PFRS 9, Financial Instruments: Classification and Measurement. PFRS 9 as issued reflects the first phase on the replacement of PAS 39 and applies to the classification and measurement of financial assets and financial liabilities as defined in PAS 39. The standard is effective for annual periods beginning on or after January 1, 2015. In subsequent phases, hedge accounting and impairment of financial assets will be addressed with the completion of this project.

We have made an evaluation of the impact of the adoption of this standard. We decided not to early adopt PFRS 9 for our 2013 reporting ahead of its effectivity date on January 1, 2015, therefore, the consolidated financial statements as at and for the three months ended March 31, 2013 do not reflect the impact of the said standard.

Only financial assets and liabilities will be affected by the standard and based on this evaluation, loans and receivables (consisting of short-term placements, trade and other receivables, and advances), investment in debt securities and other long-term investments, and financial liabilities (consisting of accounts payable, accrued expenses, customers’ deposits, deferred credits, long-term debt, notes payable, obligations under finance leases, and dividends payable), which are carried at amortized cost will not be significantly affected. Upon adoption, these financial instruments shall continue to be carried at their amortized cost, thus, will have no significant financial impact to our financial position and performance. For the derivative financial assets and liabilities, we will still carry them at fair value through profit and loss. For our current available-for-sale investments which are composed of equity investments carried at fair value, we plan to classify these items at fair value through other comprehensive income and will continue to measure these investments at fair value to be presented in other comprehensive income, thus, this has no significant financial impact to our financial position and performance.

3.	Management’s Use of Accounting Judgments, Estimates and Assumptions

The preparation of our consolidated financial statements in conformity with PFRS requires us to make judgments, estimates and assumptions that affect the reported amounts of our revenues, expenses, assets and liabilities and disclosure of contingent liabilities at the end of each reporting period. The uncertainties inherent in these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the assets or liabilities affected in the future years.

Judgments

In the process of applying the PLDT Group’s accounting policies, management has made the following judgments, apart from those including estimations and assumptions, which have the most significant effect on the amounts recognized in our consolidated financial statements.

Assets held-for-sale and discontinued operations

On December 4, 2012, our Board of Directors authorized the sale of our BPO segment. Consequently, as at December 31, 2012, the BPO segment was classified as discontinued operations and a disposal group held-for-sale. The BPO segment met the criteria of an asset to be classified as held-for-sale as at December 31, 2012 for the following reasons: (1) the BPO segment is available for immediate sale and can be sold to a potential buyer in its current condition; (2) the Board of Directors had approved the plan to sell the BPO segment and we had entered into preliminary negotiations with a potential buyer and should the negotiations with a potential buyer not lead to a sale, we expect to be able to seek other sale opportunities as a number of other potential buyers had been identified; and (3) the Board of Directors expected negotiations to be finalized and the sale to be completed in April 2013. Thus, we adjusted the comparative consolidated income statement for the three months ended March 31, 2012 to present the results of operations of our BPO segment as discontinued operations. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations.

On July 10, 2012, ePLDT entered into a Share Purchase Agreement with Philweb for the sale of 398 million common shares of Philweb, representing ePLDT’s 27% equity interest in Philweb. The sale of the 398 million common shares will be executed in four tranches, and is expected to be completed by the end of 2013. Thus, the investment in Philweb was classified as assets held-for-sale as at March 31, 2013 and December 31, 2012. See Note 10 – Investments in Associates and Joint Ventures and Deposit – Investment in Philweb and Note 27 – Financial Assets and Liabilities – ePLDT Group.

Classifying HTM investments

The classification of financial assets to HTM investments requires significant judgment. In making this judgment, PLDT Group evaluates its intention and ability to hold such investments to maturity. If PLDT Group fails to keep these investments to maturity, it will be required to reclassify the entire portfolio as part of available-for-sale financial investments. The investments would thereafter be measured at fair value and not at amortized cost.

Our investments in certain quoted debt securities are classified as HTM investments. See Note 11 – Investment in Debt Securities and Other Long-term Investments.

Determination of functional currency

The functional currencies of the entities under the PLDT Group are the currency of the primary economic environment in which each entity operates. It is the currency that mainly influences the revenue from and cost of rendering products and services.

The presentation currency of the PLDT Group is the Philippine peso. Based on the economic substance of the underlying circumstances relevant to the PLDT Group, the functional currency of all entities under PLDT Group is the Philippine peso, except for, SMHC, SMI, TSI, FECL Group, PLDT Global and certain of its subsidiaries, PGNL, DCPL, SPi Global and certain of its subsidiaries, and certain subsidiaries of Chikka, which use the U.S. dollar. SHPL, SGP, 3rd Brand, and certain subsidiaries of AGS use the Singapore dollar as functional currency.

As a result of the internal reorganization within PLDT wherein BPO is now classified as an independent operating segment under SPi Global, management undertook a review of the functional currency exposures of SPi Global and certain of its subsidiaries in December 2011. Based on management’s assessment, SPi Global and SPi CRM’s new currency exposures are now largely U.S. dollars. Based on the aforementioned consideration, which is set forth in PAS 21, The Effects of Changes in Foreign Exchange Rates, SPi Global and SPi CRM commenced adopting U.S. dollars as its functional currency on December 6, 2011. See discussions in Note 2 – Summary of Significant Accounting Policies – Foreign Currency Transactions and Translations and Note 4 – Operating Segment Information.

Leases

As a lessee, we have various lease agreements in respect of our certain equipment and properties. We evaluate whether significant risks and rewards of ownership of the leased properties are transferred to us (finance lease) or retained by the lessor (operating lease) based on PAS 17, Leases. Total lease expense arising from operating leases from continuing operations amounted to Php1,477, million and Php1,433 million for the three months ended March 31, 2013 and 2012, respectively, while that from discontinued operations amounted to Php64 million and Php60 million for the three months ended March 31, 2013 and 2012, respectively. Total finance lease obligations from continuing operations amounted to Php17 million, Php18 million and Php14 million as at March 31, 2013, December 31, 2012, and January 1, 2012, respectively, while that from discontinued operations amounted to Php11 million and Php7 million as at March 31, 2013 and December 31, 2012, respectively. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations, Note 20 – Interest-bearing Financial Liabilities – Obligations under Finance Leases and Note 27 – Financial Assets and Liabilities – Liquidity Risk.

Estimates and Assumptions

The key estimates and assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities recognized in the consolidated financial statements within the next financial year are discussed below. We based our estimates and assumptions on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of PLDT. Such changes are reflected in the assumptions when they occur.

Asset impairment

PFRS requires that an impairment review be performed when certain impairment indicators are present. In the case of goodwill, at a minimum, such asset is subject to an annual impairment test and more frequently whenever there is an indication that such asset may be impaired. This requires an estimation of the value in use of the CGUs to which the goodwill is allocated. Estimating the value in use requires us to make an estimate of the expected future cash flows from the CGU and to choose a suitable discount rate in order to calculate the present value of those cash flows.

Determining the recoverable amount of property, plant and equipment, investments in associates and joint ventures, intangible assets and other noncurrent assets, requires us to make estimates and assumptions in the determination of future cash flows expected to be generated from the continued use and ultimate disposition of such assets. Future events could cause us to conclude that property, plant and equipment, investments in associates and joint ventures, intangible assets and other noncurrent assets associated with an acquired business are impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and financial performance.

The preparation of estimated future cash flows involves significant estimations and assumptions. While we believe that our assumptions are appropriate and reasonable, significant changes in our assumptions may materially affect our assessment of recoverable values and may lead to future additional impairment charges under PFRS.

There were no asset impairment recognized on noncurrent assets from continuing and discontinued operations for the three months ended March 31, 2013 and 2012.

The carrying values of our property, plant and equipment, investments in associates and joint ventures and deposit, goodwill and intangible assets, and prepayments are separately disclosed in Notes 9, 10, 14 and 18, respectively.

Estimating useful lives of property, plant and equipment and intangible assets with finite life

We estimate the useful lives of each item of our property, plant and equipment and intangible assets with finite life based on the periods over which our assets are expected to be available for use. Our estimate of the useful lives of our property, plant and equipment and intangible assets with finite life is based on our collective assessment of industry practice, internal technical evaluation and experience with similar assets. The estimated useful lives of our property, plant and equipment and intangible assets with finite life are reviewed every year-end and are updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limitations on the use of our assets. It is possible, however, that future results of operations could be materially affected by changes in our estimates brought about by changes in the factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful lives of our property, plant and equipment and intangible assets with finite life would increase our recorded depreciation and amortization and decrease our property, plant and equipment and intangible assets.

The total depreciation and amortization of property, plant and equipment from continuing operations amounted to Php7,228 million and Php7,350 million for the three months ended March 31, 2013 and 2012, respectively, while that from discontinued operations amounted to Php121 million and Php120 million for the three months ended March 31, 2013 and 2012, respectively. Total carrying values of property, plant and equipment, net of accumulated depreciation and amortization from continuing operations, amounted to Php195,755 million, Php200,078 million and Php200,142 million as at March 31, 2013, December 31, 2012 and January 1, 2012, respectively, while that from discontinued operations amounted to Php1,529 million each as at March 31, 2013 and December 31, 2012.

The total amortization of intangible assets with definite life from continuing operations amounted to Php202 million and Php27 million for the three months ended March 31, 2013 and 2012, respectively, while that from discontinued operations amounted to Php41 million and Php37 million for the three months ended March 31, 2013 and 2012, respectively. Total carrying values of intangible assets with definite life from continuing operations amounted to Php7,303 million, Php7,505 million and Php8,698 million as at March 31, 2013, December 31, 2012 and January 1, 2012, respectively, while that from discontinued operations amounted to Php311 million and Php354 million as at March 31, 2013 and December 31, 2012, respectively.

See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations, Note 4 – Operating Segment Information, Note 9 – Property, Plant and Equipment and Note 14 – Goodwill and Intangible Assets.

Determining the fair value of investment properties

We have adopted the fair value approach in determining the carrying value of our investment properties. We opted to rely on independent appraisers in determining the fair values of our investment properties, and such fair values were determined based on recent prices of similar properties, with adjustments to reflect any changes in economic conditions since the date of those transactions. The amounts and timing of recorded changes in fair value for any period would differ if we made different judgments and estimates or utilized a different basis for determining fair value. Appraisal of investment properties is performed every December 31.

There were no gains from fair value adjustments charged to profit or loss in each of the three months ended March 31, 2013 and 2012. Total carrying values of our investment properties amounted to Php712 million each as at March 31, 2013 and December 31, 2012 and Php1,115 million as at January 1, 2012. See Note 12 – Investment Properties.

Goodwill and intangible assets

Our consolidated financial statements and financial performance reflect acquired businesses after the completion of the respective acquisition. We account for the acquired businesses using the acquisition method, which require extensive use of accounting judgments and estimates to allocate the purchase price to the fair market values of the acquiree’s identifiable assets and liabilities and contingent liabilities, if any, at the acquisition date. Any excess in the purchase price over the estimated fair market values of the net assets acquired is recorded as goodwill in our consolidated statement of financial position. Thus, the numerous judgments made in estimating the fair market value to be assigned to the acquiree’s assets and liabilities can materially affect our financial performance.

Intangible assets acquired from business combination with finite lives are amortized over the expected useful life using the straight-line method of accounting. At a minimum, the amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in our consolidated income statement.

The total amortization of intangible assets from continuing operations amounted to Php202 million and Php27 million for the three months ended March 31, 2013 and 2012, respectively, while that from discontinued operations amounted to Php41 million and Php37 million for the three months ended March 31, 2013 and 2012, respectively. Total carrying values of goodwill and intangible assets from continuing operations amounted to Php74,048 million, Php74,250 million and Php83,303 million as at March 31, 2013, December 31, 2012 and January 1, 2012, respectively, while that from discontinued operations amounted to Php6,907 million and Php7,033 million as at March 31, 2013 and December 31, 2012, respectively. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations and Note 14 – Goodwill and Intangible Assets.

Recognition of deferred income tax assets

We review the carrying amounts of deferred income tax assets at the end of each reporting period and reduce these to the extent that these are no longer probable that sufficient taxable income will be available to allow all or part of the deferred income tax assets to be utilized. Our assessment on the recognition of deferred income tax assets on deductible temporary differences is based on the level and timing of forecasted taxable income of the subsequent reporting periods. This forecast is based on our past results and future expectations on revenues and expenses as well as future tax planning strategies. However, there is no assurance that we will generate sufficient taxable income to allow all or part of our deferred income tax assets to be utilized. We also review the level of projected gross margin for the use of Optional Standard Deduction, or OSD method, and assess the future tax consequences for the recognition of deferred income tax assets. Based on Smart and SBI’s projected gross margin, they expect to continue using the OSD method in the foreseeable future.

Based on the above assessment, our consolidated unrecognized deferred income tax assets amounted to
Php15,046 million, Php15,351 million and Php16,098 million as at March 31, 2013, December 31, 2012 and January 1, 2012, respectively. In addition, our unrecognized net deferred income tax assets for items which would not result in future tax benefits when using the OSD method amounted to Php3,577 million, Php3,655 million and Php4,240 million as at March 31, 2013, December 31, 2012 and January 1, 2012, respectively. Total consolidated benefit from deferred income tax from continuing operations amounted to Php311 million and total consolidated provision for deferred income tax amounted to Php1,008 million for the three months ended March 31, 2013 and 2012, respectively, while that from discontinued operations amounted to Php26 million and Php7 million for the three months ended March 31, 2013 and 2012, respectively. Total consolidated net deferred income tax assets from continuing operations amounted to Php7,493 million, Php7,225 million and Php5,117 million as at March 31, 2013, December 31, 2012 and January 1, 2012, respectively, while that from discontinued operations amounted to Php227 million and Php212 million as at March 31, 2013 and December 31, 2012, respectively. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations, Note 4 – Operating Segment Information and Note 7 – Income Taxes.

Estimating allowance for doubtful accounts

If we assessed that there was objective evidence that an impairment loss has been incurred in our trade and other receivables, we estimate the allowance for doubtful accounts related to our trade and other receivables that are specifically identified as doubtful of collection. The amount of allowance is evaluated by management on the basis of factors that affect the collectability of the accounts. In these cases, we use judgment based on the best available facts and circumstances, including, but not limited to, the length of our relationship with the customer and the customer’s credit status based on third party credit reports and known market factors, to record specific reserves for customers against amounts due in order to reduce our receivables to amounts that we expect to collect. These specific reserves are re-evaluated and adjusted as additional information received affect the amounts estimated.

In addition to specific allowance against individually significant receivables, we also assess a collective impairment allowance against credit exposures of our customer which were grouped based on common credit characteristic, which, although not specifically identified as requiring a specific allowance, have a greater risk of default than when the receivables were originally granted to customers. This collective allowance is based on historical loss experience using various factors, such as historical performance of the customers within the collective group, deterioration in the markets in which the customers operate, and identified structural weaknesses or deterioration in the cash flows of customers.

Total provision for doubtful accounts for trade and other receivables from continuing operations recognized in our consolidated income statements amounted to Php527 million and Php468 million for the three months ended March 31, 2013 and 2012, respectively. Trade and other receivables, net of allowance for doubtful accounts, from continuing operations amounted to Php16,895 million, Php16,379 million and Php16,245 million as at March 31, 2013, December 31, 2012 and January 1, 2012, respectively, while that from discontinued operations amounted to Php2,575 million and Php2,704 million as at March 31, 2013 and December 31, 2012, respectively. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations, Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Asset Impairment, Note 16 – Trade and Other Receivables and Note 27 – Financial Assets and Liabilities.

Estimating net realizable value of inventories and supplies

We write-down the cost of inventories whenever the net realizable value of inventories becomes lower than cost due to damage, physical deterioration, obsolescence, change in price levels or other causes. The lower of cost and net realizable value of inventories is reviewed on a periodic basis. Inventory items identified to be obsolete or unusable are written-off and charged as expense in our consolidated income statement.

Total write-down of inventories and supplies amounted to Php75 million and Php153 million for the three months ended March 31, 2013 and 2012, respectively. The carrying values of inventories and supplies amounted to Php2,503 million, Php3,467 million and Php3,827 million as at March 31, 2013, December 31, 2012 and January 1, 2012, respectively. See Note 4 – Operating Segment Information, Note 5 – Income and Expenses – Asset Impairment and Note 17 – Inventories and Supplies.

Estimating pension benefit costs and other employee benefits

The cost of defined benefit plans and present value of the pension obligation are determined using projected unit credit method. Actuarial valuation includes making various assumptions which consists, among other things, discount rates, expected rates of return on plan assets, rates of compensation increases and mortality rates. See Note 25 – Employee Benefits. Actual results that differ from our assumptions are recognized as income or expense when the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceed 10% of the higher of the present value of the defined benefit obligation and the fair value of plan assets at that date. These excess actuarial gains and losses are recognized over the expected average remaining working lives of the employees participating in the plan. Due to complexity of valuation, the underlying assumptions and its long-term nature, a defined benefit obligation is highly sensitive to changes in assumptions. While we believe that our assumptions are reasonable and appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our cost for pension and other retirement obligations. All assumptions are reviewed every year-end.

Net consolidated pension benefit costs from continuing operations amounted to Php296 million and Php127 million for the three months ended March 31, 2013 and 2012, respectively, while net consolidated pension benefit costs from discontinued operations amounted to Php7 million and Php48 million for the three months ended March 31, 2013 and 2012, respectively. The prepaid benefit costs from continuing operations amounted to Php3,039 million, Php1,471 million and Php8,482 million as at March 31, 2013, December 31, 2012 and January 1, 2012, respectively. The accrued benefit costs from continuing operations amounted to Php504 million, Php331 million and Php496 million as at March 31, 2013, December 31, 2012 and January 1, 2012, respectively, while that from discontinued operations amounted to Php180 million and Php221 million as at March 31, 2013 and December 31, 2012, respectively. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations, Note 5 – Income and Expenses – Compensation and Employee Benefits, Note 18 – Prepayments and Note 25 – Employee Benefits – Defined Benefit Pension Plans.

To ensure the proper execution of our strategic and operational business plans while taking into account the acquisition of Digitel in 2011 and other recent market developments, the 2012 to 2014 LTIP, covering the period from January 1, 2012 to December 31, 2014, was approved by the Board of Directors with the endorsement of the ECC on March 22, 2012. The award in the 2012 to 2014 LTIP is contingent upon the successful achievement of certain profit targets, intended to align the execution of the business strategies of the expanded Group, including Digitel, over the three year period from 2012 to 2014. In addition, the 2012 to 2014 LTIP allows for the participation of a number of senior executives and certain newly hired executives and ensures the continuity of management in line with the succession planning of the PLDT Group. LTIP costs recognized for the three months ended March 31, 2013 and 2012 amounted to Php358 million and Php369 million, respectively. Total outstanding liability and fair value of 2012 to 2014 LTIP cost amounted to Php1,848 million and Php1,490 million as at March 31, 2013 and December 31, 2012, respectively. See Note 5 – Income and Expenses – Compensation and Employee Benefits and Note 25 – Employee Benefits – Other Long-term Employee Benefits.

Provision for asset retirement obligations

Provision for asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be made. This requires an estimation of the cost to restore/dismantle on a per square meter basis, depending on the location, and is based on the best estimate of the expenditure required to settle the obligation at the future restoration/dismantlement date, discounted using a pre-tax rate that reflects the current market assessment of the time value of money and, where appropriate, the risk specific to the liability. Total provision for asset retirement obligations amounted to Php2,589 million, Php2,543 million and Php2,107 million as at March 31, 2013, December 31, 2012 and January 1, 2012, respectively. See Note 21 – Deferred Credits and Other Noncurrent Liabilities.

Provision for legal contingencies and tax assessments

We are currently involved in various legal proceedings and tax assessments. Our estimate of the probable costs for the resolution of these claims have been developed in consultation with our counsel handling the defense in these matters and is based upon our analysis of potential results. We currently do not believe these proceedings could materially reduce our revenues and profitability. It is possible, however, that future financial performance could be materially affected by changes in our estimates or effectiveness of our strategies relating to these proceedings and assessments. See Note 26 – Provisions and Contingencies.

Based on management’s assessment, appropriate provisions were made; however, management has decided not to disclose further details of these provisions as they may prejudice our position in certain legal proceedings.

Revenue recognition

Our revenue recognition policies require us to make use of estimates and assumptions that may affect the reported amounts of our revenues and receivables.

Our agreements with domestic and foreign carriers for inbound and outbound traffic subject to settlements require traffic reconciliations before actual settlement is done, which may not be the actual volume of traffic as measured by us. Initial recognition of revenues is based on our observed traffic adjusted by our normal experience adjustments, which historically are not material to our consolidated financial statements. Differences between the amounts initially recognized and the actual settlements are taken up in the accounts upon reconciliation. However, we cannot assure you that the use of such estimates will not result in material adjustments in future periods.

Revenues under a multiple element arrangement specifically applicable to our fixed line and wireless businesses are split into separately identifiable components based on their relative fair value in order to reflect the substance of the transaction. Where fair value is not directly observable, the total consideration is allocated using an appropriate allocation method. We account for mobile contracts in accordance with PAS 18, Revenue Recognition, and have concluded that the handset and the mobile services may be accounted for as separate identifiable components. The handset (with activation) is delivered first, followed by the mobile service (which is provided over the contract period, generally one or two years). Because some amount of the arrangement consideration that may be allocated to the handset generally is contingent on providing the mobile service, the amount that is allocated to the handset is limited to the cash received (i.e., the amount paid for the handset) at the time of the handset delivery.

Under certain arrangements with our knowledge processing solutions services, if there is uncertainty regarding the outcome of the transaction for which service was rendered, revenue is recognized only to the extent of expenses incurred for rendering the service and only to such amount is determined to be recoverable.

We recognize our revenues from installation and activation related fees and the corresponding costs over the expected average periods of customer relationship for fixed line and cellular services. We estimate the expected average period of customer relationship based on our most recent churn rate analysis.

Determination of fair values of financial assets and liabilities

Where the fair value of financial assets and financial liabilities recorded in the consolidated statement of financial position cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flows model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

Total fair values of financial assets and liabilities as at March 31, 2013 amounted to Php72,842 million and Php248,443 million, respectively, while the total fair values of financial assets and liabilities as at December 31, 2012 amounted to Php68,961 million and Php233,541 million, respectively. The total fair values of financial assets and liabilities as at January 1, 2012 amounted to Php72,002 million and Php216,443 million, respectively. See Note 27 – Financial Assets and Liabilities.

4.	Operating Segment Information

Operating segments are components of the PLDT Group that engage in business activities from which they may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of PLDT Group), which operating results are regularly reviewed by the chief operating decision maker, or our Management Committee, to make decisions about how resources are to be allocated to each of the segments and to assess their performances, and for which discrete financial information is available.

For management purposes, we are organized into business units based on our products and services and based on the reorganization as discussed below. We have three reportable operating segments, as follows:

•	Wireless – wireless telecommunications services provided by Smart, CURE (the Red Mobile business of CURE was transferred to Smart on June 30, 2012), and DMPI, which owns the Sun Cellular business and is a wholly-owned subsidiary of Digitel, our cellular service providers; SBI and PDSI, our wireless broadband service providers; Wolfpac and Chikka Group, our wireless content operators; and ACeS Philippines, our satellite operator;

•	Fixed Line – fixed line telecommunications services primarily provided by PLDT. We also provide fixed line services through PLDT’s subsidiaries, namely, ClarkTel, SubicTel, Philcom Group, Maratel, SBI, PDSI, BCC, PLDT Global and Digitel, all of which together account for approximately 12% of our consolidated fixed line subscribers; and information and communications infrastructure and services for internet applications, internet protocol-based solutions and multimedia content delivery provided by ePLDT, IPCDSI and AGS Group; and netGames; and bills printing and other VAS-related services provided by ePDS; and

•	Others – PCEV, an investment company.

See Note 2 – Summary of Significant Accounting Policies, and Note 13 – Business Combinations, for further discussion.

As at March 31, 2013, our chief operating decision maker views our business activities in three business units: Wireless, Fixed Line and Others. On December 4, 2012, our Board of Directors authorized the sale of our BPO segment. Consequently, as at December 31, 2012, the BPO segment was classified as discontinued operations and a disposal group held-for-sale. The BPO segment met the criteria of an asset to be classified as held-for-sale as at December 31, 2012 for the following reasons: (1) the BPO segment is available for immediate sale and can be sold to a potential buyer in its current condition; (2) the Board of Directors had approved the plan to sell the BPO segment and we had entered into preliminary negotiations with a potential buyer and should the negotiations with a potential buyer not lead to a sale, we expect to be able to seek other sale opportunities as a number of other potential buyers had been identified; and (3) the Board of Directors expected negotiations to be finalized and the sale to be completed in April 2013. Thus, we adjusted the comparative consolidated income statement for the three months ended March 31, 2012 to present the results of operations of our BPO business as discontinued operations. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations and Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Assets Held-for-Sale and Discontinued Operations.

The chief operating decision maker monitors the operating results of each business unit separately for purposes of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on net income (loss) for the year; earnings before interest, taxes and depreciation and amortization, or EBITDA; EBITDA margin; and core income. Net income (loss) for the year is measured consistent with net income (loss) in the consolidated financial statements.

EBITDA for the year is measured as net income excluding depreciation and amortization, amortization of intangible assets, asset impairment on noncurrent assets, financing costs, interest income, equity share in net earnings (losses) of associates and joint ventures, foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net, provision for (benefit from) income tax and other income (expenses).

EBITDA margin for the year is measured as EBITDA divided by service revenues.

Core income for the year is measured as net income attributable to equity holders of PLDT (net income less net income attributable to noncontrolling interests), excluding foreign exchange gains (losses) – net, gains (losses) on derivative financial instruments – net (excluding hedge costs), asset impairment on noncurrent assets, other nonrecurring gains (losses), net of tax effect of aforementioned adjustments, as applicable, and similar adjustments to equity share in net earnings (losses) of associates and joint ventures.

Transfer prices between operating segments are on an arm’s length basis similar to transactions with third parties. Segment revenues, segment expenses and segment results include transfers between business segments. These transfers are eliminated in full upon consolidation.

Core earnings per common share, or core EPS, for the year is measured as core income divided by the weighted average number of outstanding common shares. See Note 8 – Earnings Per Common Share for the weighted average number of common shares.

EBITDA, EBITDA margin, core income and core EPS are non-PFRS measures.

The amount of segment assets and liabilities and segment profit or loss are based on measurement principles that are similar to those used in measuring the assets and liabilities and profit or loss in the consolidated financial statement, which is in accordance with PFRS.

The segment revenues, net income for the year, assets, liabilities, and other segment information of our reportable operating segments for the three months ended March 31, 2013 and 2012 and as at March 31, 2013 and December 31, 2012 are as follows:

				Inter-segment
	Wireless	Fixed Line	Others	Transactions	Consolidated
	(in million pesos)
March 31, 2013 (Unaudited)
Revenues
External customers	28,645	12,315	–	–	40,960
Service revenues (Notes 2 and 3)	28,057	11,911	–	–	39,968
Non-service revenues (Notes 3 and 5)	588	404	–	–	992
Inter-segment transactions	413	3,310	–	(3,723)	–
Service revenues (Note 3)	413	3,279	–	(3,692)	–
Non-service revenues (Notes 3 and 5)	–	31	–	(31)	–

Total revenues	29,058	15,625	–	(3,723)	40,960

Results
Depreciation and amortization (Notes 3 and 9)	4,051	3,177	–	–	7,228
Asset impairment (Notes 3, 5, 9, 10, 16, 17 and 27)	295	307	–	–	602
Equity share in net earnings (losses) of associates and joint ventures (Note 10)	(33)	(6)	187	–	148
Interest income (Notes 2 and 5)	143	145	8	–	296
Financing costs – net (Notes 2, 5, 9, 20 and 27)	631	973	–	–	1,604
Provision for income tax (Notes 3 and 7)	2,379	285	5	–	2,669
Net income / Segment profit	7,484	847	626	105	9,187
Continuing operations	7,484	847	626	105	9,062
Discontinued operations (Notes 2 and 8)	–	–	–	–	125
EBITDA	14,412	5,523	(1)	207	20,370
Continuing operations	14,412	5,523	(1)	207	20,141
Discontinued operations	–	–	–	–	229
EBITDA margin	51%	36%	–	(2%)	50%
Core income	7,470	1,283	598	105	9,580
Continuing operations	7,470	1,283	598	105	9,456
Discontinued operations	–	–	–	–	124
Assets and liabilities
Operating assets	212,025	186,575	6,297	(46,896)	358,001
Investments in associates and joint ventures and deposit (Notes 3, 5 and 10)	21	6,966	20,988	–	27,975
Deferred income tax assets – net (Notes 3 and 7)	748	6,745	–	–	7,493
Assets classified as held-for-sale (Notes 2 and 10)	–	–	–	–	13,577
Total assets	212,794	200,286	27,285	(46,896)	407,046

Operating liabilities	136,888	157,025	670	(25,737)	268,846
Deferred income tax liabilities – net (Notes 3 and 7)	4,771	786	–	–	5,557
Liabilities directly associated with assets classified as held-for-sale (Note 2)	–	–	–	–	2,240

Total liabilities	141,659	157,811	670	(25,737)	276,643

Other segment information
Capital expenditures, including capitalized interest (Notes 5, 9, 20 and 21)	1,421	1,522	–	–	3,066
Continuing operations	1,421	1,522	–	–	2,943
Discontinued operations	–	–	–	–	123
March 31, 2012 (As Adjusted – Note 2)(1)
Revenues
External customers	28,581	12,245	–	–	40,826
Service revenues (Notes 2 and 3)	27,963	12,067	–	–	40,030
Non-service revenues (Notes 3 and 5)	618	178	–	–	796
Inter-segment transactions	439	2,929	–	(3,368)	–
Service revenues (Note 3)	439	2,928	–	(3,367)	–
Non-service revenues (Notes 3 and 5)	–	1	–	(1)	–
Total revenues	29,020	15,174	–	(3,368)	40,826

Results
Depreciation and amortization (Notes 3 and 9)	4,111	3,239	–	–	7,350
Asset impairment (Notes 3, 5, 9, 10, 16, 17 and 27)	356	265	–	–	621
Equity share in net earnings (losses) of associates and joint ventures (Note 10)	(2)	63	213	–	274
Interest income (Notes 2 and 5)	194	153	7	–	354
Financing costs – net (Notes 2, 5, 9, 20 and 27)	701	974	–	–	1,675
Provision for income tax (Notes 3 and 7)	3,223	443	5	–	3,671
Net income / Segment profit	7,581	1,689	428	81	9,960
Continuing operations	7,581	1,689	428	81	9,779
Discontinued operations (Notes 2 and 8)	–	–	–	–	181
EBITDA	14,219	5,615	(5)	150	20,376
Continuing operations	14,219	5,615	(5)	150	19,979
Discontinued operations	–	–	–	–	397
EBITDA margin from:	50%	37%	–	(2%)	50%
Core income from:	6,925	1,518	517	81	9,198
Continuing operations	6,925	1,518	517	81	9,041
Discontinued operations	–	–	–	–	157

December 31, 2012 (As Adjusted – Note 2)(2)
Assets and liabilities
Operating assets	206,811	282,656	9,979	(141,683)	357,763
Investments in associates and joint ventures and deposit (Notes 3, 5 and 10)	54	6,222	20,801	–	27,077
Deferred income tax assets – net (Notes 3 and 7)	754	6,471	–	–	7,225
Assets classified as held-for-sale (Notes 2 and 10)	–	–	–	–	13,750

Total assets	207,619	295,349	30,780	(141,683)	405,815

Operating liabilities	138,842	172,473	4,788	(64,346)	251,757
Deferred income tax liabilities – net (Notes 3 and 7)	4,918	795	–	–	5,713
Liabilities directly associated with assets classified as held-for-sale (Note 2)	–	–	–	–	2,611
Total liabilities	143,760	173,268	4,788	(64,346)	260,081

Other segment information(1)
Capital expenditures, including capitalized interest (Notes 5, 9, 20 and 21)	1,216	1,469	–	–	2,751
Continuing operations	1,216	1,469	–	–	2,685
Discontinued operations	–	–	–	–	66

(1) The March 31, 2012 comparative information was adjusted to reflect the discontinued operations of the BPO segment, certain presentation adjustments to conform with the current presentation of our business segments and the adjustments on the adoption of the Revised PAS 19. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations and Changes in Accounting Policies and Disclosures.

(2)	The December 31, 2012 comparative information was restated to reflect the adjustments on the adoption of the Revised PAS 19 and certain presentation adjustments to conform with the current presentation of our business segments. See Note 2 – Summary of Significant Accounting Policies – Changes in Accounting Policies and Disclosures for further discussion.

The following table shows the reconciliation of our consolidated EBITDA to our consolidated net income for the three months ended March 31, 2013 and 2012:

	2013	2012
	(Unaudited)	(As Adjusted – Note
		2)
	(in million pesos)
EBITDA from continuing operations	20,141	19,979
EBITDA from discontinued operations	229	397

Consolidated EBITDA	20,370	20,376
Add (deduct) adjustments to continuing operations:
Other income (Notes 2 and 18)	735	789
Interest income (Notes 2, 5 and 15)	296	354
Foreign exchange gains – net (Notes 2, 9 and 27)	213	1,240
Equity share in net earnings of associates and joint ventures (Note 10)	148	274
Gains (losses) on derivative financial instruments – net (Notes 2 and 27)	23	(134)
Amortization of intangible assets (Notes 3 and 14)	(202)	(27)
Retroactive effect of adoption of Revised PAS 19 (Note 2)(1)	(791)	–
Financing costs – net (Notes 2, 5, 9, 20 and 27)	(1,604)	(1,675)
Provision for income tax (Notes 2, 3 and 7)	(2,669)	(3,671)
Depreciation and amortization (Notes 3 and 9)	(7,228)	(7,350)

Total adjustments	(11,079)	(10,200)

Adjustment to discontinued operations (Note 2)	(104)	(216)

Net income from continuing operations	9,062	9,779
Net income from discontinued operations (Note 2)	125	181

Consolidated net income	9,187	9,960

(1)	The Revised PAS 19 modifies the timing of recognition for termination benefits. The modification requires the termination benefits to be recognized at the earlier of when the offer cannot be withdrawn or when the related restructuring costs are recognized. See Note 2 – Summary of Significant Accounting Policies – Changes in Accounting Policies and Disclosures for further discussion.

The following table shows the reconciliation of our consolidated core income to our consolidated net income for the three months ended March 31, 2013 and 2012:

	2013	2012
	(Unaudited)	(As Adjusted – Note
		2)
	(in million pesos)
Core income from continuing operations	9,456	9,041
Core income from discontinued operations	124	157

Consolidated core income	9,580	9,198
Add (deduct) adjustments to continuing operations:
Foreign exchange gains – net (Notes 2, 9 and 27)	213	1,240
Gains (losses) on derivative financial instruments – net, excluding hedge cost (Notes 2 and 27)	92	(46)
Core income adjustment on equity share in net earnings (losses) of associates and joint ventures	14	(89)
Net income (loss) attributable to noncontrolling interests	9	(9)
Retroactive effect of adoption of Revised PAS 19 (Note 2)(1)	(791)	–
Net tax effect of aforementioned adjustments	69	(358)

Total adjustments	(394)	738

Adjustment to discontinued operations	1	24

Net income from continuing operations	9,062	9,779
Net income from discontinued operations (Note 2)	125	181

Consolidated net income	9,187	9,960

(1)	The Revised PAS 19 modifies the timing of recognition for termination benefits. The modification requires the termination benefits to be recognized at the earlier of when the offer cannot be withdrawn or when the related restructuring costs are recognized. See Note 2 – Summary of Significant Accounting Policies – Changes in Accounting Policies and Disclosures for further discussion.

The following table shows the reconciliation of our consolidated basic and diluted core EPS to our consolidated basic and diluted EPS attributable to common equity holder of PLDT for the three months ended March 31, 2013 and 2012:

	2013		2012
Basic		Diluted	Basic	Diluted
(Unaudited)			(As Adjusted – Note 2)
Core income from continuing operations	43.70	43.70	41.79	41.79
Core income from discontinued operations	0.58	0.58	0.73	0.73

Consolidated core EPS	44.28	44.28	42.52	42.52
Foreign exchange gains – net (Notes 9 and 27)	0.75	0.75	4.01	4.01
Gains on derivative financial instruments – net, excluding hedge cost (Note 27)	0.30	0.30	(0.03)	(0.03)
Core income adjustment on equity share in net earnings of associates and joint ventures (Note 10)	0.07	0.07	(0.42)	(0.42)
Retroactive effect of adoption of Revised PAS 19 (Note 2)	(2.98)	(2.98)	–	–

EPS attributable to common equity holders of PLDT (Notes 2 and 8)	42.42	42.42	46.08	46.08
EPS from continuing operations attributable to common equity holders of PLDT	41.84	41.84	45.24	45.24
EPS from discontinued operations attributable to common equity holders of PLDT	0.58	0.58	0.84	0.84

The following table presents our revenues from external customers by category of products and services for the three months ended March 31, 2013 and 2012:

	2013	2012
	(Unaudited)	(As Adjusted*)
	(in million pesos)
Wireless services
Service revenues:
Cellular	25,409	25,481
Broadband, satellite and others	2,648	2,482
	28,057	27,963
Non-service revenues:
Sale of cellular handsets, cellular SIM-packs and broadband data modems	588	618

Total wireless revenues	28,645	28,581

Fixed line services
Services revenues:
Local exchange	4,009	4,146
International long distance	1,711	1,801
National long distance	1,064	1,246
Data and other network	4,970	4,696
Miscellaneous	157	178

	11,911	12,067
Non-service revenues:
Sale of computers	299	103
Point-product-sales	105	75

	404	178

Total fixed line revenues	12,315	12,245

Total revenues from continuing operations	40,960	40,826

*	The March 31, 2012 comparative information was adjusted to reflect the discontinued operations of the BPO segment and certain presentation adjustments to conform with the current presentation of our business segments.

Disclosure of the geographical distribution of our revenues from external customers and the geographical location of our total assets are not provided since the majority of our consolidated revenues are derived from our operations within the Philippines.

In each of the three months ended March 31, 2013 and 2012, no revenue transactions with a single external customer had accounted for 10% or more of our consolidated revenues from external customers.

5.	Income and Expenses

Non-service Revenues

Non-service revenues for the three months ended March 31, 2013 and 2012 consists of the following:

	2013	2012
	(Unaudited)
	(in million pesos)
Sale of computers, cellular handsets, cellular SIM-packs and broadband data modems	887	721
Point-product-sales	105	75

(Note 4)	992	796

Compensation and Employee Benefits

Compensation and employee benefits for the three months ended March 31, 2013 and 2012 consists of the following:

	2013	2012
	(Unaudited)	(As Adjusted – Note
		2)
	(in million pesos)
Salaries and other employee benefits	4,342	4,268
MRP(1)	828	14
Incentive plans (Notes 3 and 25)	358	369
Pension benefit costs (Notes 3 and 25)	296	127
	5,824	4,778

(1)	Includes the retroactive effect of the adoption of the Revised PAS 19 in MRP costs of Php791 million in the first quarter of 2013. See Note 2 – Significant Accounting Policies – Changes in Accounting Policies and Disclosures for further discussion.

Over the past years, we have been implementing MRP in line with our continuing efforts to reduce the cost base of our businesses. The total MRP cost charged to operations amounted to Php828 million and Php14 million for the three months ended March 31, 2013 and 2012, respectively. The decision to implement the MRP was a result of challenges faced by our businesses as significant changes in technology, increasing competition, and shifting market preferences have reshaped the future of our businesses. The MRP is being implemented in compliance with the Labor Code of the Philippines and all other relevant labor laws and regulations in the Philippines.

Cost of Sales

Cost of sales for the three months ended March 31, 2013 and 2012 consists of the following:

	2013	2012
	(Unaudited)
	(in million pesos)
Cost of computers, cellular handsets, cellular SIM-packs sold and broadband data modems	2,310	2,529
Cost of point-product-sales	87	57
Cost of satellite air time and terminal units (Note 24)	14	22

	2,411	2,608

Asset Impairment

Asset impairment for the three months ended March 31, 2013 and 2012 consists of the following:

	2013	2012
	(Unaudited)
	(in million pesos)
Trade and other receivables (Notes 3 and 16)	527	468
Inventories and supplies (Notes 3 and 17)	75	153
	602	621

Interest Income

Interest income for the three months ended March 31, 2013 and 2012 consists of the following:

	2013	2012
	(Unaudited)	(As Adjusted – Note
		2)
	(in million pesos)
Interest income on other loans and receivables	294	339
Interest income on HTM investments (Note 11)	2	7
Interest income on FVPL	–	8
(Note 4)	296	354

Financing Costs – net

Financing costs – net for the three months ended March 31, 2013 and 2012 consists of the following:

	2013	2012
	(Unaudited)	(As Adjusted – Note
		2)
	(in million pesos)
Interest on loans and other related items (Notes 20 and 27)	1,273	1,585
Accretion on financial liabilities (Notes 20 and 27)	260	288
Financing charges	232	37
Capitalized interest (Note 9)	(161)	(235)
(Note 4)	1,604	1,675

6.	Components of Other Comprehensive Income

Changes in other comprehensive income under equity of our consolidated statements of financial position for the three months ended March 31, 2013 and 2012 are as follows:

						Total other
	Foreign	Net gains on		Revaluation		comprehensive
	currency	available-for-sale	Net	increment on	Actuarial	income (loss)		Total other
	translation	financial	transactions	investment	gains (losses)	attributable to	Share of	comprehensive
	differences of	investments	on cash flow hedges	properties	on defined	equity holders	noncontrolling	income (loss)
	subsidiaries	– net of tax	– net of tax	– net of tax	benefits plans	of PLDT	interests	– net of tax
	(in million pesos)
Balances as at January 1, 2013	431	75	44	240	(4,177)	(3,387)	8	(3,379)
Other comprehensive income (loss) from:
Continuing operatons	8	18	(323)	–	–	(297)	(3)	(300)
Discontinued operations (Note 2)	27	–	7	–	–	34	–	34

Balances as at March 31, 2013 (Unaudited)	466	93	(272)	240	(4,177)	(3,650)	5	(3,645)

Balances as at January 1, 2012	(1,024)	52	14	314	2,100	1,456	8	1,464
Other comprehensive income from continuing operations	(552)	1	32	(1)	–	(520)	–	(520)

Balances as at March 31, 2012 (As Adjusted – Note 2)	(1,576)	53	46	313	2,100	936	8	944

Revaluation increment on investment properties pertains to the difference between the carrying value and fair value of property, plant and equipment transferred to investment property at the time of change in classification.

7.	Income Taxes

Corporate Income Tax

The major components of consolidated net deferred income tax assets (liabilities) recognized in our consolidated statements of financial position as at March 31, 2013, December 31, 2012 and January 1, 2012 are as follows:

	March 31,	December 31,	January 1,
	2013	2012	2012
	(Unaudited)	(As Adjusted – Note 2)
	(in million pesos)
Net deferred income tax assets (Notes 3 and 4)	7,493	7,225	5,117
Net deferred income tax liabilities (Notes 3 and 4)	(5,557)	(5,713)	(7,078)

The components of our consolidated net deferred income tax assets and liabilities as at March 31, 2013, December 31, 2012 and January 1, 2012 are as follows:

	March 31,	December 31,	January 1,
	2013	2012	2012
	(Unaudited)	(As Adjusted – Note 2)
	(in million pesos)
Net deferred income tax assets:
Unamortized past service pension costs	2,678	2,244	2,124
Accumulated provision for doubtful accounts	2,459	2,379	2,466
Unearned revenues	2,175	2,305	2,726
Derivative financial instruments	1,012	922	768
Unrealized foreign exchange losses	963	970	111
Provision for other assets	367	367	441
Accumulated write-down of inventories to net realizable values	134	135	198
NOLCO	118	145	326
MCIT	38	33	9
Fixed asset impairment	24	24	1,469
Capitalized taxes and duties – net of amortization	(50)	(65)	(125)
Capitalized foreign exchange differential – net of depreciation	(67)	(100)	(231)
Pension and other employee benefits	(663)	(369)	(2,511)
Undepreciated capitalized interest charges	(1,888)	(1,964)	(2,624)
Others	193	199	(30)

Total deferred income tax assets	7,493	7,225	5,117
Net deferred income tax liabilities:
Intangible assets – net of amortization	3,547	3,607	3,725
Unrealized foreign exchange gains	1,988	2,049	1,756
Fair value adjustment on fixed assets from business combinations	663	687	997
Undepreciated capitalized interest charges	74	82	582
Others	(715)	(712)	18

Total deferred income tax liabilities	5,557	5,713	7,078

Changes in our consolidated net deferred income tax assets (liabilities) as at March 31, 2013 and December 31, 2012 are as follows:

	March 31,	December 31,
	2013	2012
	(Unaudited)	(As Adjusted – Note
		2)
	(in million pesos)
Net deferred income tax assets – balance at beginning of the period (Notes 3 and 4)	7,225	5,975
Net deferred income tax liabilities – balance at beginning of the period (Notes 3 and 4)	(5,713)	(7,078)

Net balance at beginning of the period	1,512	(1,103)
Provision for deferred income tax (Note 3)	311	947
Movement charged directly to equity	117	1,756
Excess MCIT deducted against RCIT due	–	–
Discontinued operations (Note 2)	–	(65)
Business combinations	–	–
Others	(4)	(23)

Net balance at end of the period	1,936	1,512

Net deferred income tax assets – balance at end of the period (Notes 3 and 4)	7,493	7,225
Net deferred income tax liabilities – balance at end of the period (Notes 3 and 4)	(5,557)	(5,713)

The analysis of our consolidated net deferred income tax assets as at March 31, 2013, December 31, 2012 and January 1, 2012 are as follows:

	March 31,	December 31,	January 1,
	2013	2012	2012
	(Unaudited)	(As Adjusted – Note 2)
	(in million pesos)
Deferred income tax assets:
Deferred income tax assets to be recovered after 12 months	8,620	7,135	8,505
Deferred income tax assets to be recovered within 12 months	1,884	2,820	2,541

	10,504	9,955	11,046

Deferred income tax liabilities:
Deferred income tax liabilities to be settled after 12 months	(2,164)	(2,040)	(5,159)
Deferred income tax liabilities to be settled within 12 months	(847)	(690)	(770)

	(3,011)	(2,730)	(5,929)

Net deferred income tax assets (Notes 3 and 4)	7,493	7,225	5,117

The analysis of our consolidated net deferred income tax liabilities as at March 31, 2013, December 31, 2012 and January 1, 2012 are as follows:

	March 31,	December 31,	January 1,
	2013	2012	2012
	(Unaudited)	(As Adjusted – Note 2)
	(in million pesos)
Deferred income tax assets:
Deferred income tax assets to be recovered after 12 months	682	835	–
Deferred income tax assets to be recovered within 12 months	325	263	274

	1,007	1,098	274

Deferred income tax liabilities:
Deferred income tax liabilities to be settled after 12 months	(5,932)	(6,173)	(6,982)
Deferred income tax liabilities to be settled within 12 months	(632)	(638)	(370)

	(6,564)	(6,811)	(7,352)

Net deferred income tax liabilities (Notes 3 and 4)	(5,557)	(5,713)	(7,078)

Provision for (benefit from) corporate income tax from continuing operations for the three months ended March 31, 2013 and 2012 consists of:

	2013	2012
	(Unaudited)	(As Adjusted – Note 2)
		(in million pesos)
Current	2,980	2,663
Deferred (Note 3)	(311)	1,008

	2,669	3,671

The reconciliation between the provision for income tax at the applicable statutory tax rate and the actual provision for corporate income tax for the three months ended March 31, 2013 and 2012 are as follows:

	2013	2012
	(Unaudited)	(As Adjusted – Note
		2)
	(in million pesos)
Provision for income tax at the applicable statutory tax rate:
Continuing operations	3,519	4,035
Discontinued operations (Note 2)	60	81

	3,579	4,116

Tax effects of:
Nondeductible expenses	67	1,177
Losses (income) subject to lower tax rate	19	(637)
Equity share in net earnings of associates and joint ventures	(45)	(82)
Income subject to final tax	(105)	(126)
Income not subject to income tax	(114)	(329)
Difference between OSD and itemized deductions	(257)	(2)
Net movement in unrecognized deferred income tax assets and other adjustments	(402)	(356)

	(837)	(355)
Actual provision for corporate income tax:
Continuing operations	2,669	3,671
Discontinued operations (Note 2)	73	90

	2,742	3,761

On December 18, 2008, the Bureau of Internal Revenue, or BIR, issued Revenue Regulations No. 16-2008, which implemented the provisions of Republic Act 9504, or R.A. 9504 on OSD. Under the OSD method of computing taxable income, corporations may elect a standard deduction in an amount equivalent to 40% of gross income, as provided by law, in lieu of the itemized allowed deductions.

Smart and SBI project to use the OSD method for computing the taxable income in the foreseeable future. Certain deferred income tax assets and liabilities of Smart and SBI, for which the related income and expenses are not considered in determining gross income for income tax purposes, are not recognized as deferred income tax assets and liabilities in the consolidated statements of financial position. This is because the manner by which they expect to recover or settle the underlying assets and liabilities would not result in any future tax consequence. Deferred income tax assets and liabilities, for which the related income and expenses are considered in determining gross income for income tax purposes, are recognized only to the extent of their future tax consequence assuming OSD method was applied, which results in such deferred income tax assets and liabilities being reduced by the 40% allowable deduction that are provided for under the OSD method. Accordingly, the deferred income tax assets and liabilities that were not recognized due to the OSD method amounted to Php3,577 million, Php3,655 million and Php4,240 million as at March 31, 2013, December 31, 2012 and January 1, 2012, respectively. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Recognition of Deferred Income Tax Assets and Liabilities.

The breakdown of our consolidated deductible temporary differences, carry forward benefits of unused tax credits from excess of MCIT over RCIT, and NOLCO (excluding those not recognized due to the adoption of the OSD method) for which no deferred income tax assets were recognized and the equivalent amount of unrecognized deferred income tax assets as at March 31, 2013, December 31, 2012 and January 1, 2012 are as follows:

	March 31,	December 31,	January 1,
	2013	2012	2012
	(Unaudited)	(Audited)
	(in million pesos)
Fixed asset impairment	22,651	23,881	29,029
NOLCO	9,090	8,741	11,372
Provisions for other assets	7,920	8,303	6,532
Unearned revenues	5,035	5,023	893
Accumulated provision for doubtful accounts	3,235	3,177	4,113
Asset retirement obligation	906	902	627
Pension and other employee benefits	329	155	127
Derivative financial instruments	179	132	155
Accumulated write-down of inventories to net realizable values	154	167	270
MCIT	129	133	133
Unrealized foreign exchange losses	28	28	22
Operating lease and others	198	217	76
	49,854	50,859	53,349

Unrecognized deferred income tax assets (Note 3)	15,046	15,351	16,098

As at March 31, 2013, Digitel Group’s deferred income tax assets were not recognized because management believes that there is no sufficient income that will be available upon which these can be utilized. Digitel Group’s unrecognized deferred income tax assets amounted to Php14,750 million, Php15,098 million and Php14,766 million as at March 31, 2013, December 31, 2012 and January 1, 2012, respectively.

Our consolidated deferred income tax assets have been recorded to the extent that such consolidated deferred income tax assets are expected to be utilized against sufficient future taxable profit. Deferred income tax assets related to the preceding table were not recognized as we believe that future taxable profit will not be sufficient to realize these deductible temporary differences and carry forward benefits of unused tax credits from excess of MCIT over RCIT, and NOLCO in the future.

The breakdown of our consolidated excess MCIT and NOLCO as at March 31, 2013 are as follows:

Date Incurred	Expiry Date	MCIT	NOLCO
		(in million pesos)
December 31, 2010	December 31, 2013	23	255
December 31, 2011	December 31, 2014	75	7,686
December 31, 2012	December 31, 2015	68	1,879
March 31, 2013	December 31, 2016	1	281
		167	10,101

Consolidated tax benefits		167	3,030
Consolidated unrecognized deferred income tax assets		(129)	(2,728)
Discontinued operations (Note 2)		–	(184)

Consolidated recognized deferred income tax assets		38	118

The excess MCIT totaling Php167 million as at March 31, 2013 can be deducted against future RCIT due. The excess MCIT that was deducted against RCIT due amounted to nil in each of the three months ended March 31, 2013 and 2012. The amount of expired portion of excess MCIT amounted to nil and Php4 million for the three months ended March 31, 2013 and 2012, respectively.

NOLCO totaling Php10,101 million as at March 31, 2013 can be claimed as deduction against future taxable income. The NOLCO claimed as deduction against taxable income amounted to Php240 million and Php32 million for the three months ended March 31, 2013 and 2012, respectively. The amount of expired portion of excess NOLCO amounted to nil in each of the three months ended March 31, 2013 and 2012.

There are no income tax consequences attached to the payment of dividends in 2013 and 2012 by the PLDT Group to its shareholders.

Registration with Subic Bay Freeport and Clark Special Economic Zone

SubicTel is registered as Subic Bay Freeport Enterprises, while ClarkTel is registered as a Clark Special Economic Zone Enterprise under Republic Act No. 7227, or R.A. 7227, otherwise known as the Bases Conversion and Development Act of 1992. As registrants, SubicTel and ClarkTel are entitled to all the rights, privileges and benefits established thereunder including tax and duty-free importation of capital equipment and a special income tax rate of 5% of gross income, as defined in R.A. 7227.

Registration with Philippine Economic Zone Authorities, or PEZA

SHI was registered with the PEZA as an Ecozone IT enterprise on a non-pioneer status last July 31, 2009. Under the terms of registration, SHI is entitled to certain tax and non-tax incentives which include, among other things, an ITH for four years starting June 2009. However, SHI is in a net loss position as at March 2013 and for the year ended December 2012, hence, no tax incentives were availed from the registration with the Economic Zone.

Registration with BOI

On January 3, 2007, the BOI approved ePLDT’s application for pioneer status as a new IT service firm in the field of services related to Internet Data Center for its new data center facility. ePLDT was granted a six-year ITH for its new data center facility starting January 2007. Income derived after the expiration of the ITH is now subject to 30% RCIT on taxable income or 2% MCIT on total gross income, whichever is higher.

Consolidated income derived from non-registered activities with Economic Zone and BOI is subject to the RCIT rate as at the end of the reporting period.

Consolidated tax incentives that were availed from registration with Economic Zone and BOI amounted to nil and Php51 million for the three months ended March 31, 2013 and 2012, respectively.

8.	Earnings Per Common Share

The following table presents information necessary to calculate the EPS for the three months ended March 31, 2013 and 2012:

	2013		2012
	(Unaudited)		(As Adjusted – Note 2)
	Basic	Diluted	Basic	Diluted
		(in million pesos)
Net income attributable to equity holders of PLDT from:
Continuing operations	9,053	9,053	9,788	9,788
Discontinued operations (Notes 2 and 4)	125	125	181	181

Consolidated net income attributable to common shares (Note 4)	9,178	9,178	9,969	9,969
Dividends on preferred shares (Note 19)	(14)	(14)	(12)	(12)
Consolidated net income attributable to common equity holders of PLDT	9,164	9,164	9,957	9,957

	(in thousands, except per share amounts)

Outstanding common shares at beginning of the period	216,056	216,056	214,436	214,436
Effect of issuance of common shares during the period (Note 19)	–	–	1,619	1,619
Weighted average number of common shares	216,056	216,056	216,055	216,055

EPS from continuing operations	41.84	41.84	45.24	45.24
EPS from discontinued operations (Note 2)	0.58	0.58	0.84	0.84

EPS attributable to common equity holders of PLDT (Note 4)	Php42.42	Php42.42	Php46.08	Php46.08

Basic EPS amounts are calculated by dividing our consolidated net income for the year attributable to common equity holders of PLDT (consolidated net income adjusted for dividends on all series of preferred shares, except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares issued and outstanding during the period.

Diluted EPS amounts are calculated in the same manner assuming that, at the beginning of the year or at the time of issuance during the period, all outstanding options are exercised and convertible preferred shares are converted to common shares, and appropriate adjustments to consolidated net income are effected for the related income and expenses on preferred shares. Outstanding stock options will have a dilutive effect only when the average market price of the underlying common share during the period exceeds the exercise price of the stock option.

Convertible preferred shares are deemed dilutive when required dividends declared on each series of convertible preferred shares divided by the number of equivalent common shares, assuming such convertible preferred shares are converted to common shares, decreases the basic EPS. As such, the diluted EPS is calculated by dividing our consolidated net income attributable to common shareholders (consolidated net income, adding back any dividends and/or other charges recognized for the year related to the dilutive convertible preferred shares classified as liability, less dividends on non-dilutive preferred shares except for dividends on preferred stock subject to mandatory redemption) by the weighted average number of common shares excluding the weighted average number of common shares held as treasury shares, and including the common shares equivalent arising from the conversion of the dilutive convertible preferred shares and from the mandatory tender offer for all remaining Digitel shares.

Where the effect of the assumed conversion of the preferred shares and the exercise of all outstanding options have an anti-dilutive effect, basic and diluted EPS are stated at the same amount.

9.	Property, Plant and Equipment

Changes in property, plant and equipment account for the three months ended March 31, 2013 and for the year ended December 31, 2012 are as follows:

							Information
					Vehicles, furniture		origination
		Central office		Buildings	and other network	Communications	and termination	Land and	Property under
	Cable and wire facilities	equipment	Cellular facilities	and improvements	equipment	satellite	equipment	land improvements	construction	Total
	(in million pesos)
January 1, 2012 (Unaudited)
Cost	146,430	92,953	119,791	24,299	40,731	966	9,102	3,014	44,361	481,647
Accumulated depreciation, impairment and amortization	(86,947)	(72,368)	(68,473)	(11,716)	(32,881)	(966)	(7,876)	(278)	–	(281,505)

Net book value	59,483	20,585	51,318	12,583	7,850	–	1,226	2,736	44,361	200,142

Year Ended December 31, 2012 (Audited)
Net book value at beginning of the year	59,483	20,585	51,318	12,583	7,850	–	1,226	2,736	44,361	200,142
Additions	2,750	415	8,879	562	2,549	–	387	2	21,144	36,688
Disposals/Retirements	(10)	(5)	(26)	(4)	(74)	–	–	(7)	–	(126)
Translation differences charged directly to cumulative translation adjustments	(2)	(10)	–	(15)	(49)	–	–	–	(7)	(83)
Acquisition through business combinations (Note 13)	112	104	–	45	6	–	–	–	–	267
Impairment losses recognized during the year	(5)	–	(2,876)	–	–	–	–	–	–	(2,881)
Reclassifications (Notes 12 and 17)	1,543	(321)	(3,452)	131	2,438	–	(65)	401	(253)	422
Transfers	8,000	4,045	4,227	449	990	–	47	–	(17,758)	–
Depreciation of revaluation increment on investment properties transferred to property, plant and equipment charged to other comprehensive income	–	–	–	(2)	–	–	–	–	–	(2)
Depreciation and amortization (Note 2)	(11,380)	(4,130)	(9,678)	(1,493)	(5,606)	–	(532)	(1)	–	(32,820)
Discontinued operations (Note 2)	–	(155)	–	(340)	(694)	–	–	(165)	(175)	(1,529)

Net book value at end of the year (Note 3)	60,491	20,528	48,392	11,916	7,410	–	1,063	2,966	47,312	200,078

As at December 31, 2012 (Audited)
Cost	157,036	95,258	100,935	24,333	42,628	966	9,341	3,224	47,312	481,033
Accumulated depreciation, impairment and amortization	(96,545)	(74,730)	(52,543)	(12,417)	(35,218)	(966)	(8,278)	(258)	–	(280,955)

Net book value (Note 3)	60,491	20,528	48,392	11,916	7,410	–	1,063	2,966	47,312	200,078

Period Ended March 31, 2013 (Unaudited)
Net book value at beginning of the period (Note 3)	60,491	20,528	48,392	11,916	7,410	–	1,063	2,966	47,312	200,078
Additions	816	40	1,109	95	535	–	134	–	966	3,695
Disposals/Retirements	(6)	–	(8)	–	(34)	–	–	–	–	(48)
Translation differences charged directly to cumulative translation adjustments	–	–	–	(1)	–	–	–	–	–	(1)
Reclassifications (Notes 12 and 17)	–	–	–	–	–	–	–	–	(741)	(741)
Transfers and others	1,585	1,104	1,994	57	355	–	36	–	(5,131)	–
Depreciation and amortization (Notes 2, 3 and 4)	(2,227)	(914)	(2,647)	(340)	(950)	–	(150)	–	–	(7,228)
Net book value at end of the period (Note 3)	60,659	20,758	48,840	11,727	7,316	–	1,083	2,966	42,406	195,755

As at March 31, 2013 (Unaudited)
Cost	159,342	96,287	103,842	24,484	43,283	966	9,491	3,223	42,406	483,324
Accumulated depreciation, impairment and amortization	(98,683)	(75,529)	(55,002)	(12,757)	(35,967)	(966)	(8,408)	(257)	–	(287,569)

Net book value (Note 3)	60,659	20,758	48,840	11,727	7,316	–	1,083	2,966	42,406	195,755

Substantially all of our telecommunications equipment are purchased outside the Philippines. Our significant sources of financing for such purchases are foreign loans requiring repayment in currencies other than Philippine pesos, which are principally in U.S. dollars. See Note 20 – Interest-bearing Financial Liabilities – Long-term Debt.

Interest capitalized to property, plant and equipment that qualified as borrowing costs amounted to Php161 million and Php235 million for the three months ended March 31, 2013 and 2012, respectively. See Note 5 – Income and Expenses – Financing Costs. Our undepreciated interest capitalized to property, plant and equipment that qualified as borrowing costs amounted to Php7,537 million, Php7,686 million and Php10,357 million as at March 31, 2013, December 31, 2012 and January 1, 2012, respectively. The average interest capitalization rates used were approximately 4% and 5% for the three months ended March 31, 2013 and 2012, respectively.

Our undepreciated capitalized net foreign exchange losses, which qualified as borrowing costs amounted to Php234 million, Php353 million and Php837 million as at March 31, 2013, December 31, 2012 and January 1, 2012, respectively. There were no additional capitalized foreign exchange differences, which qualified as borrowing costs for the three months ended March 31, 2013 and 2012.

The useful lives of our property, plant and equipment are estimated as follows:

Cable and wire facilities	10 – 15 years
Central office equipment	3 – 15 years
Cellular facilities	3 – 10 years
Buildings	25 years
Vehicles, furniture and other network equipment	3 – 5 years
Information origination and termination equipment	3 – 5 years
Leasehold improvements	3 – 5 years
Land improvements	10 years

Property, plant and equipment include the net carrying value of capitalized vehicles, furniture and other network equipment under financing leases, which amounted to Php23 million, Php22 million and Php6 million as at March 31, 2013, December 31, 2012 and January 1, 2012, respectively. See Note 20 – Interest-bearing Financial Liabilities – Obligations under Finance Leases.

Impairment of Certain Network Equipment and Facilities of DMPI

In December 2012, DMPI recognized an impairment loss of Php2,881 million representing write-down of certain telecommunications equipment and related infrastructure to their recoverable amounts. The impairment loss pertains to the net book values of certain identified network equipment and facilities that are affected by the unified wireless strategy as the overall business of DMPI became anchored on PLDT’s wireless business unit, Smart.

The necessary alignment of the DMPI’s network with the massive modernization program of Smart due to advancement in technologies resulted to an impairment of certain equipment and facilities of the former based on an overall assessment and synergy plan.

Impairment of Certain Network Equipment and Facilities of Smart

In December 2011, Smart recognized full impairment provision of Php8,457 million for certain network equipment and facilities which no longer support our network modernization program, which was discussed and approved by Smart’s Board of Directors on February 28, 2011 and have been identified for replacement. The modernization program is designed to enable the delivery and fulfillment of advanced capabilities to support multimedia services and upcoming technologies in our technology roadmap by substantially expanding capacity, enhancing capabilities and improving quality of experience to meet the increasing demand for cellular, and advanced broadband services in a highly competitive playing field. This program is expected to result to savings in operating expenses, as well as alignment of Smart and Digitel networks. The full impairment provision recognized represents the net book value of these network equipment and facilities. No impairment loss was recognized in 2012.

10.	Investments in Associates and Joint Ventures and Deposit

As at March 31, 2013, December 31, 2012 and January 1, 2012, this account consists of:

	March 31,	December 31,	January 1,
	2013	2012	2012
	(Unaudited)	(Audited)
	(in million pesos)
Carrying value of investments in associates:
Pacific Global One Aviation Co., Inc., or PG1	126	132	155
Digitel Crossing, Inc., or DCI	90	90	92
Philweb Corporation, or Philweb	–	–	1,025
ACeS International Limited, or AIL	–	–	–
Asia Netcom Philippines Corp., or ANPC	–	–	–

	216	222	1,272

Carrying value of investments in joint ventures:
Beacon	20,988	20,801	16,593
Mobile Payment Solutions Pte. Ltd., or MPS	21	54	–
PLDT Italy S.r.l., or PLDT Italy	–	–	–

	21,009	20,855	16,593

Deposit for future Philippine Depositary Receipts, or PDRs, subscription:
MediaQuest Holdings, Inc., or MediaQuest	6,750	6,000	–
Total carrying value of investments in associates and joint ventures and deposit	27,975	27,077	17,865

Changes in the cost of investments for the three months ended March 31, 2013 and for the year ended December 31, 2012 are as follows:

	2013	2012
	(Unaudited)	(Audited)
	(in million pesos)
Balance at beginning of the period	20,312	18,196
Additions during the period	–	2,843
Assets classified as held-for-sale	–	(712)
Translation and other adjustments	(1)	(15)
Balance at end of the period	20,311	20,312

Changes in the accumulated impairment losses for the three months ended March 31, 2013 and for the year ended December 31, 2012 are as follows:

	2013	2012
	(Unaudited)	(Audited)
	(in million pesos)
Balance at beginning of the period	1,877	1,882
Translation and other adjustments	–	(5)
Balance at end of the period	1,877	1,877

Changes in the accumulated equity share in net earnings of associates and joint ventures for the three months ended March 31, 2013 and for the year ended December 31, 2012 are as follows:

	2013	2012
	(Unaudited)	(Audited)
	(in million pesos)
Balance at beginning of the period	2,642	1,551
Equity share in net earnings (losses) of associates and joint ventures (Note 4):	148	1,538
Beacon	187	1,508
PG1	(6)	(26)
MPS	(33)	(78)
Philweb*	–	136
DCI	–	(2)
Dividends	–	(33)
Assets classified as held-for-sale	–	(416)
Translation and other adjustments	1	2
Balance at end of the period	2,791	2,642

*	Represents share in net earnings of Philweb for the six months ended June 30, 2012.

Investments in Associates

Investment in PG1

On June 14, 2011, PLDT, Meralco Powergen Corporation, or MPG, Philex Mining Corporation, or Philex, Metro Pacific Tollways Corporation, or MPTC, Metro Pacific Investments Corporation, or MPIC, and Jubilee Sky Limited, or JSL, entered into a shareholders’ agreement to establish PG1, with the purpose of carrying on, by means of aircraft of every kind or description, the general business of common and/or private carrier. PLDT subscribed for 125 million common shares with an aggregate value of Php125 million, representing 50% equity interest in PG1 and 30 million preferred shares with an aggregate value of Php30 million, which were all paid by assigning to PG1 certain aircraft and other related assets of PLDT. The difference between the Php244 million fair value of the assets and the Php155 million total subscription price amounting to Php89 million shall be paid by PG1 to PLDT in cash as soon as reasonably practicable after incorporation.

MPG, Philex, MPTC, MPIC and JSL owns 5%, 15%, 5%, 10% and 15% of PG1, respectively. PLDT has significant influence in PG1, and was accounted for as investment in associate.

PLDT has agreed to transfer 10% of its common shares to MPG, within a reasonable time after incorporation of PG1, to increase MPG’s ownership to 15% and reduce PLDT’s ownership to 40% of the outstanding common shares of PG1.

Investment of Digitel in DCI and ANPC

Digitel has 60% and 40% interest in Asia Netcom Philippines Corporation, or ANPC, and Digitel Crossing, Inc., or DCI, respectively. DCI is involved in the business of cable system linking Philippines, United States and other neighboring countries in Asia. ANPC is an investment holding company owning 20% of DCI.

In December 2000, Digitel, Pacnet Network (Philippines), Inc., or PNPI, (formerly Asia Global Crossing Ltd.) and BT Group O/B Broadband Infrastructure Group Ltd., or BIG, entered into a Joint Venture Agreement, or JVA, under which the parties agreed to form DCI with each party owning 40%, 40% and 20%, respectively. DCI was incorporated to develop, provide and market backhaul network services, among others.

On April 19, 2001, after BIG withdrew from the proposed joint venture, or JV, Digitel and PNPI formed ANPC to replace BIG. Digitel contributed US$2 million, or Php69 million, for a 60% equity interest in ANPC while PNPI owned the remaining 40% equity interest.

Digitel provided full impairment loss on its investment in DCI and ANPC in prior years on the basis that DCI and ANPC have incurred significant recurring losses in the past. In 2011, Digitel recorded a reversal of impairment loss amounting to Php92 million following recent improvement in the associate’s operations.

Digitel has no control over ANPC despite owning more than half of voting interest because of certain governance matters, and management has assessed that Digitel only has significant influence.

Digitel’s investment in DCI does not qualify as investment in JV as there is no provision for joint control in the JV agreement among Digitel, PNPI and ANPC.

Following PLDT’s acquisition of a controlling stake in Digitel, PNPI, on November 4, 2011, sent a notice to exercise its Call Right under Section 6.3 of the JVA, which provides for a Call Right exerciseable by PNPI following the occurrence of a Digitel change in control. As at the date of issuance of this report, Digitel management is ready to conclude the transfer of its investment in DCI, subject to PNPI’s ability to meet certain regulatory and valuation requirements.

Investment of ePLDT in Philweb

In May 2006, ePLDT subscribed to newly issued common shares of Philweb for an aggregate amount of Php503 million, representing 20% of the total outstanding capital stock of Philweb at a price of Php0.020 per share. Of the total subscription price, Php428 million was paid by ePLDT on the closing date. The remaining Php75 million was paid in July 2012, as discussed below.

In October 2006, ePLDT acquired an additional 8,038 million shares of Philweb at a price of Php0.026 per share for an aggregate amount of Php209 million.

On September 22, 2009, PSE approved the change in par value of Philweb shares from Php0.01 to Php1.00. Thus, the total number of shares subscribed by ePLDT reduced to 332 million shares from 33,157 million shares.

Philweb is primarily engaged in internet-based online gaming, through its appointment as Principal Technology Service Provider under the Marketing Consultancy Agreement for Internet Sports Betting and Internet Casino with the Philippine Amusement and Gaming Corporation, or PAGCOR. Philweb offers Internet Sports Betting in over 180 PAGCOR Internet Sports Betting Stations and over 180 Internet Casino Stations nationwide. The market value of ePLDT’s investment in Philweb amounted to Php5,093 million, based on quoted share price of Php15.36 as at December 31, 2011.

On April 19, 2012, Philweb approved the 20% stock dividend declaration payable on May 30, 2012 to stockholders of record as at May 4, 2012, thereby increasing ePLDT’s shares to 398 million             shares.

On June 30, 2012, as a result of the committed plan of ePLDT to sell its interest over Philweb following a strategic review of the PLDT Group’s business, the investment in Philweb was reclassified as assets held-for-sale in accordance with PFRS 5, Noncurrent Assets Held-for-Sale and Discontinued Operations. Consequently, the assets held-for-sale was carried at the carrying value of the investment in Philweb, which is lower than the fair value less costs to sell of the Philweb shares.

On July 10, 2012, ePLDT entered into a Share Purchase Agreement with Philweb for the sale of 398 million common shares of Philweb, representing ePLDT’s 27% equity interest in Philweb. The sale of the 398 million common shares will be executed in four tranches, and is expected to be completed by the end of 2013. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Assets Held-for-Sale and Discontinued Operations. Philweb shall have the unilateral option to accelerate the acquisition of the portion of the subject shares corresponding to the second to fourth tranches upon prior written notice of five days to ePLDT. The rights (including the rights to receive dividend) to the first to fourth tranches of the subject shares shall belong to Philweb after the closing of the sale of each tranche. The first tranche, which was transacted on July 13, 2012, was for 93.5 million common shares for a purchase price of Php1 billion. The first tranche payment is net of subscriptions payable of Php75 million.

On October 17, 2012, a Supplement to the Share Purchase Agreement was entered into wherein Philweb designated its wholly-owned subsidiary, Philweb Casino Corporation, or PCC, to act as the buyer of the second to fourth tranches and to make the second to fourth payments.

Subsequently, on October 18, 2012, a Second Supplement to the Share Purchase Agreement was agreed upon between Philweb, ePLDT and PCC, wherein PCC, as the designee of Philweb notified ePLDT of its desire to exercise its option to accelerate the acquisition of the portion of the Philweb shares corresponding to the second tranche from December 12, 2012 to October 18, 2012, or one day after the PSE approves the special block sale, whichever is later. The acquisition of the second tranche, which was for 93.5 million common shares for a purchase price of Php1 billion, was completed on October 22, 2012.

The third tranche will be paid on June 13, 2013 for 93.5 million common shares for a purchase price of Php10.70 per share plus 3% per annum of the total thereof calculated from the actual date of payment of the second tranche to the actual date of payment of the third tranche. The fourth tranche will be paid on December 13, 2013 for 118 million common shares for a purchase price of Php10.70 per share plus 3% per annum of the total thereof calculated from the actual date of payment of the second tranche to the actual date of payment of the fourth tranche. See Note 27 – Financial Assets and Liabilities – Derivative Financial Instruments – ePLDT Group.

The remaining balance of assets held-for-sale amounted to Php638 million as at March 31, 2013 and December 31, 2012.

Investment of ACeS Philippines in AIL

As at March 31, 2013, ACeS Philippines held 36.99% equity interest in AIL, a company incorporated under the laws of Bermuda. AIL owns the Garuda I Satellite and the related system control equipment in Batam, Indonesia.

AIL has incurred recurring significant operating losses, negative operating cash flows, and significant levels of debt. The financial condition of AIL was partly due to the National Service Providers’, or NSPs, inability to generate the amount of revenues originally expected as the growth in subscriber numbers has been significantly lower than budgeted. These factors raised substantial doubt about AIL’s ability to continue as a going concern. On this basis, we recognized a full impairment provision of Php1,896 million in respect of our investment in AIL in 2003.

Unrecognized share in net loss of AIL amounted to Php2 million, while unrecognized share in net income amounted to Php3 million for the three months ended March 31, 2013 and 2012, respectively. Share in net cumulative losses amounting to Php2,009 million, Php2,005 million and Php2,035 million as at March 31, 2013, December 31, 2012 and January 1, 2012, respectively, were not recognized as we do not have any legal or constructive obligation to pay for such losses and have not made any payments on behalf of AIL.

See Note 24 – Related Party Transactions – Air Time Purchase Agreement between PLDT and AIL Related Agreements and Note 27 – Financial Assets and Liabilities – Liquidity Risk – Unconditional Purchase Obligations for further details as to the contractual relationships with respect to AIL.

Summarized Financial Information of Associates

The following tables present our share in the summarized financial information of our investments in associates in conformity with PFRS for equity investees in which we have significant influence as at March 31, 2013, December 31, 2012 and January 1, 2012 and for the three months ended March 31, 2013 and 2012:

	March 31,	December 31,	January 1,
	2013	2012	2012
	(Unaudited)	(Audited)
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	298	296	893
Current assets	544	610	912
Capital deficiency	(1,682)	(1,678)	(858)
Noncurrent liabilities	2,076	872	1,489
Current liabilities	448	1,712	1,174

	2013	2012
	(Unaudited)
	(in million pesos)
Income Statements:
Revenues	35	113
Expenses	42	59
Other expenses	–	12
Net income	5	62

We have no outstanding contingent liabilities or capital commitments with our associates as at March 31, 2013, December 31, 2012 and January 1, 2012.

Investments in Joint Ventures

Investment in Beacon

On March 1, 2010, PCEV, MPIC, and Beacon, entered into an Omnibus Agreement, or OA. Beacon was organized with the sole purpose of holding the respective shareholdings of PCEV and MPIC in Manila Electric Company, or Meralco. PCEV and MPIC are Philippine affiliates of First Pacific and both held equity interest in Meralco. Under the OA, PCEV and MPIC have agreed to set out their mutual agreement in respect of, among other matters, the capitalization, organization, conduct of business and the extent of their participation in the management of the affairs of Beacon.

Beacon’s authorized capital stock of Php5,000 million consists of 3 billion common shares with a par value of Php1 per share and 2 billion preferred shares with a par value of Php1 per share. The preferred shares of Beacon are non-voting, not convertible to common shares or any shares of any class of Beacon and have no pre-emptive rights to subscribe to any share or convertible debt securities or warrants issued or sold by Beacon. The preferred shareholder is entitled to liquidation preference and yearly cumulative dividends at the rate of 7% of the issue value subject to: (a) availability of unrestricted retained earnings; and (b) dividend payment restrictions imposed by Beacon’s bank creditors.

On March 30, 2010, MPIC subscribed to 1,156.5 million common shares of Beacon and approximately 801 million preferred shares of Beacon in consideration of: (1) the transfer of 163.6 million Meralco shares at a price of Php150 per share, or an aggregate amount of Php24,540 million; and (2) Php6,600 million in cash as further described below in “Transfer of Meralco Shares to Beacon” section.

PCEV likewise subscribed to 1,156.5 million common shares of Beacon on March 30, 2010 in consideration of the transfer of 154.2 million Meralco common shares at a price of Php150 per share, or an aggregate amount of Php23,130 million.

Transfer of Meralco Shares to Beacon

Alongside with the subscription to the Beacon shares pursuant to the OA, Beacon purchased 154.2 million and 163.6 million Meralco common shares, or the Transferred Shares, from PCEV and MPIC, respectively, for a consideration of Php150 per share or a total of Php23,130 million for the PCEV Meralco shares and Php24,540 million for the MPIC Meralco shares. PCEV transferred the 154.2 million Meralco common shares to Beacon on May 12, 2010. The transfer of legal title to the Meralco shares was implemented through a special block sale/cross sale in the PSE.

PCEV recognized a deferred gain of Php8,047 million for the difference between the Php23,130 million transfer price of the Meralco shares to Beacon and the Php15,083 million carrying amount in PCEV’s books of the Meralco shares transferred since the transfer was between entities with common shareholders. The deferred gain, presented as a reduction in PCEV’s investment in Beacon common shares, will only be realized upon the disposal of the Meralco shares to a third party.

On October 25, 2011, PCEV transferred to Beacon its remaining investment in 68.8 million of Meralco’s common shares for a total cash consideration of Php15,136 million. PCEV also subscribed to 1,199 million Beacon preferred shares of the same amount. The transfer of the Meralco shares was implemented by a cross sale through the PSE.

Since the transactions involve entities with common shareholders, PCEV recognized a deferred gain on transfer of the Meralco shares amounting to Php8,145 million, equivalent to the difference between the Php15,136 million transfer price of the Meralco shares and the Php6,991 million carrying amount in PCEV’s books of the Meralco shares transferred. The deferred gain was presented as an adjustment to the investment cost of the Beacon preferred shares in 2011. Similar to the deferred gain on the transfer of the 154.2 million Meralco shares, the deferred gain will only be realized upon the disposal of the Meralco shares to a third party.

The carrying value of PCEV’s investment in Beacon, representing 50% of Beacon’s common shares outstanding, was Php20,988 million, Php20,801 million and Php16,593 million as at March 31, 2013, December 31, 2012 and January 1, 2012, respectively.

PCEV’s Additional Investment in Beacon

On January 20, 2012, PCEV subscribed to 135 million Beacon common shares for a total cash consideration of Php2,700 million. On the same date, MPIC also subscribed to 135 million Beacon common shares for a total cash consideration of Php2,700 million.

Sale of Beacon Preferred Shares to MPIC

On June 6, 2012, PCEV sold 282.2 million Beacon preferred shares to MPIC for a total cash consideration of Php3,563 million, which took effect on June 29, 2012. In this instance, the sale of Beacon preferred shares is deemed as a sale between non-related entities. Consequently, PCEV realized a portion of the deferred gain, amounting to Php2,012 million, which was recorded when the underlying Meralco shares were transferred to Beacon. The carrying value of PCEV’s investment in Beacon’s preferred shares of Php5,440 million each as at March 31, 2013 and December 31, 2012 and Php6,991 million as at January 1, 2012 was presented as part of available-for-sale financial investments in our consolidated statements of financial position.

Call Option

Under the OA, MPIC assigned its right to acquire the call option, or the Call Option, over 74.7 million common shares of Meralco held by First Philippine Pacific Holdings Corporation, or FPHC, or the Option Shares, to Beacon. As a result of this assignment, Beacon and FPHC executed an Option Agreement dated March 1, 2010 pursuant to which FPHC granted the Call Option over the Option Shares to Beacon.

On March 30, 2010, Beacon exercised the Call Option and FPHC transferred the 74.7 million shares of Meralco common stock to Beacon in consideration of the payment by Beacon of Php22,410 million.

Property Dividends

With respect to the approximately 317.8 million Transferred Shares, the 74.7 million Option Shares transferred by FPHC to Beacon pursuant to the Call Option and the 68.8 million shares transferred by PCEV to Beacon in October 2011, FPHC has the benefit of being assigned, or retaining in the case of the Option Shares, Rockwell Land Corporation, or Rockwell, common             shares that may be declared as property dividends by Meralco. Beacon recognized in March 2010, a liability for contingent consideration amounting to Php2,373 million for said Rockwell common             shares. The liability for contingent consideration was remeasured based on the fair value of said Rockwell common shares as at December 31, 2011 and 2010 and the resulting remeasurement loss of Php317 million and Php331 million were charged to Beacon’s profit or loss for the years ended December 31, 2011 and 2010, respectively.

On February 27, 2012, Meralco’s Board of Directors declared its common shareholdings in Rockwell as property dividend, to shareholders of record as at March 23, 2012, payable five days after the approval by the Philippine SEC of such property dividend, which approval was issued on April 25, 2012. Thereafter, Beacon recognized the property dividend received from Meralco as “Investment in available-for-sale financial assets” account. On June 27, 2012, Beacon sold its investment in Rockwell common shares, arising from Meralco shares acquired from the market, to FPHC and FPHC Pension Fund for a cash consideration of Php2 per share or an aggregate amount of Php283 million, thus, recognizing a gain on disposal of investment amounting to Php77 million for the difference between the consideration and the value of the property dividend. On June 27 and 28, 2012, Beacon transferred its investment in Rockwell common shares arising from Meralco             shares acquired from PCEV, MPIC, FPHC and FPUC, to FPHC through a crossed sale at the PSE. With the transfer, Beacon derecognized the outstanding balance of its liability for contingent consideration.

Governance Arrangements

Beacon, PCEV and MPIC have also agreed on certain corporate governance matters, including Board composition, election of officers, shareholders’ action, representation to the Meralco Board, nomination of the Meralco Board Committees, and nomination of Meralco officers. The corporate governance agreements and Beacon equity structure resulted in a joint venture.

Beacon’s Acquisition of Additional Meralco Shares

On various dates in 2011, Beacon acquired from the market additional 49.9 million Meralco common             shares or an equivalent of approximately 4.5% beneficial ownership in Meralco at an aggregate cost of Php14,310 million.

In January 2012, Beacon acquired 30 million Meralco common shares from First Philippine Utilities Corporation, or FPUC, representing approximately 2.7% beneficial ownership in Meralco at nominal value of Php295 per share, or a total of Php8,850 million.

In November 2012, Beacon acquired 3 million Meralco common shares representing approximately 0.3% beneficial ownership in Meralco at nominal value of Php263 per share, or a total of Php842 million.

In December 2012, Beacon acquired 342 thousand Meralco common shares representing approximately 0.03% beneficial ownership in Meralco at nominal value of Php249 per share, or a total value of Php85 million.

As at March 31, 2013, Beacon effectively owns 545 million Meralco common shares representing approximately 48% beneficial ownership in Meralco with a carrying value of Php115,856 million and market value of Php178,150 million based on quoted price of Php327 per share. As at December 31, 2012, Beacon effectively owned 545 million Meralco common shares representing approximately 48% beneficial ownership in Meralco with a carrying value of Php113,934 million and market value of Php142,245 million based on quoted price of Php261 per share.

As at January 1, 2012, Beacon beneficially owned 511.2 million Meralco common shares representing approximately 45.4% beneficial ownership in Meralco with a carrying value of Php104,092 million and market value of Php126,379 million based on quoted price of Php247 per share.

Beacon Financing

On March 22, 2010, Beacon entered into an Php18,000 million ten-year corporate notes facility with First Metro Investment Corporation, or FMIC, and PNB Capital and Investment Corporation, or PNB Capital, as joint lead arrangers and various local financial institutions as noteholders. The initial drawdown of Php16,200 million (Php16,031 million, net of debt issuance cost) under this notes facility partially financed the acquisition of Meralco shares by Beacon pursuant to its exercise of the Call Option in March 2010. In May 2011, the remaining Php1,800 million was drawn to partially finance the acquisition of the additional 49.9 million Meralco common shares including shares purchased under a deferred payment scheme. The outstanding balance of the facility amounted to Php16,675 million, Php17,441 million and Php17,835 million as at March 31, 2013, December 31, 2012 and January 1, 2012, respectively.

On May 24, 2011, Beacon entered into an Php11,000 million ten-year corporate notes facility with FMIC and PNB Capital as joint lead arrangers and various local financial institutions as noteholders. The amount drawn under this facility as at December 31, 2011 amounting to Php4,000 million was also used to partially finance the acquisition of the additional 49.9 million Meralco common shares. The remaining Php7,000 million was subsequently drawn on July 9, 2012 and used for the payment of the final tranche of the deferred purchase made in May 2011. The outstanding balance of the facility amounted to Php10,861 million, Php10,856 million and Php3,897 million as at March 31, 2013, December 31, 2012 and January 1, 2012, respectively.

On November 9, 2011, Beacon entered into a Php5,000 million ten-year corporate notes facility with FMIC and PNB Capital as joint lead arrangers and various local financial institutions as noteholders. The full amount was drawn on February 1, 2012 and was used to finance the acquisition of the additional 30 million Meralco common stock from FPUC. The outstanding balance of the facility amounted to Php4,984 million as at March 31, 2013.

On February 6, 2013, Beacon entered into a Php17,000 million ten-year Corporate Notes Facility with FMIC and PNB Capital as joint lead arrangers and various local financial institutions as noteholders. The proceeds were used to refinance the Php18,000 million ten-year Corporate Notes Facility under a Facility Agreement dated March 22, 2010. The loan facility is divided into two tranches with the first tranche amounting to Php2,285 million (the “Tranche A”) and the second tranche amounting to Php14,715 million (the “Tranche B”).

Both tranches have a term of ten years with semi-annual interest payments starting June 27, 2013 and semi-annual unequal principal repayments starting December 27, 2013. The Tranche A bears a fixed interest rate based on the ten-year PDST-F plus a spread, subject to a floor rate. The Tranche B bears a fixed interest rate for the first five years from the Drawdown Date based on the five-year PDST-F plus a spread, subject to a floor rate. For the next five years, the fixed interest rate for Tranche B will be repriced based on the five-year PDST-F on the Business Day immediately preceding the Repricing Date plus a spread, provided that such interest rate shall not be lower than the applicable interest rate for the first five years.

Also, on February 6, 2013, the required consents from Beacon’s existing noteholders to prepay the Php18,000 million notes facility have been obtained. On February 21, 2013, Beacon issued a notice to prepay the outstanding amount of the Php18,000 million notes facility and settled the amount on March 27, 2013.

The above facilities were secured by a pledge over the Meralco shares and were not guaranteed by PLDT. Also, the above facilities were not included in our consolidated long-term debt.

Investment of SHI in MPS

In June 2010, SHI and MasterCard Asia/Pacific Pte. Ltd., or MasterCard Asia, entered into a JVA under which the parties agreed to form MPS. The joint venture will develop, provide and market certain mobile payment services among other activities as stipulated in the agreement. MPS was incorporated in Singapore on June 4, 2010 and is 40% and 60% owned by SHI and MasterCard Asia, respectively. On November 9, 2010, SHI contributed US$2.4 million representing 40% ownership in MPS.

On November 21, 2011, the Board of Directors of MPS approved the allotment and issuance of additional 5 million shares for US$5 million and 3 million shares for US$3 million to MasterCard Asia and SHI, respectively. On April 25, 2012, SHI remitted the amount of US$2 million representing the 60% payment for the additional shares allotted to SHI. On August 23, 2012, the balance of US$1 million representing the 40% of the remaining additional shares was paid.

On March 26, 2012, SHI entered into a licensing agreement with MasterCard Asia to accept and process MasterCard Asia’s debit and credit card transactions of accredited merchants. SHI became the first non-bank institution in the country to be granted an acquiring license by MasterCard Asia.

The carrying values of SHI and Mastercard Asia’s investment in MPS amounted to Php21 million, Php54 million and nil as at March 31, 2013, December 31, 2012 and January 1, 2012, respectively.

Investment of PLDT Global in PLDT Italy

PLDT Global holds 100% equity interest in PLDT Italy, a company incorporated under the laws of Italy, which is intended to carry the joint venture business between PLDT Global and Hutchison Global Communications Limited, or HGC, a company based in Hong Kong. On March 12, 2008, PLDT Global and HGC entered into a Co-operation Agreement wherein the parties agreed to launch their first commercial venture in Italy by offering mobile telecommunications services through PLDT Italy. Under the terms of the agreement, PLDT Global and HGC agreed to share equally the profit or loss from the operations of PLDT Italy. As a condition precedent to the effectiveness of the Co-Operation Agreement, PLDT Global pledged 50% of its shareholdings in PLDT Italy to HGC.

The amount of funding contributed by each partner to the joint venture is Euro 3.9 million, or a total of Euro 7.8 million each as at March 31, 2013, December 31, 2012 and January 1, 2012. PLDT Global has made a full impairment provision on its investment to PLDT Italy as at March 31, 2013, December 31, 2012 and January 1, 2012.

Summarized Financial Information of Joint Ventures

The following table presents our share in the summarized financial information of our investments in joint ventures as at March 31, 2013, December 31, 2012 and January 1, 2012 and for the three months ended March 31, 2013 and 2012:

	March 31,	December 31,	January 1,
	2013	2012	2012
	(Unaudited)	(Audited)
	(in million pesos)
Statements of Financial Position:
Noncurrent assets	57,931	56,970	51,985
Current assets	280	1,158	822
Equity	40,642	40,507	36,210
Noncurrent liabilities	16,219	16,448	10,866
Current liabilities	1,350	1,173	5,731

	2013	2012
	(Unaudited)
	(in million pesos)
Income Statements:
Revenues	961	748
Expenses	71	26
Other expenses	356	331
Net income	535	422

We have no outstanding contingent liabilities or capital commitments with our joint ventures as at March 31, 2013, December 31, 2012 and January 1, 2012.

Deposit for Future PDRs Subscription

In 2012, ePLDT made deposits totaling Php6 billion to MediaQuest, an entity wholly-owned by the BTF, for the issuance of PDRs to be issued by MediaQuest in relation to its indirect interest in Mediascape, Inc., or Mediascape. Mediascape is a wholly-owned subsidiary of Satventures, Inc., or Satventures, which is is a wholly-owned subsidiary of MediaQuest. The Mediascape PDRs confer an economic interest in common shares of Mediascape indirectly owned by MediaQuest, and when issued, will provide ePLDT with a 40% economic interest in Mediascape. Mediascape operates a direct-to-home, or DTH, Pay-TV business under the brand name “Cignal TV”, which is the largest DTH Pay-TV operator in the Philippines with over 458 thousand subscribers as at March 31, 2013. As at May 7, 2013, the Mediascape PDRs have not been issued.

On March 5, 2013, PLDT’s Board of Directors approved two further investments in additional PDRs of MediaQuest:

•	a Php3.6 billion investment by ePLDT in PDRs to be issued by MediaQuest in relation to its interest in Satventures. The Satventures PDRs confer an economic interest in common shares of Satventures owned by MediaQuest, and when issued, will provide ePLDT with a 40% economic interest in Satventures; and

•	a Php1.95 billion investment by ePLDT in PDRs to be issued by MediaQuest in relation to its interest in Hastings Holdings, Inc., or Hastings. The Hastings PDRs confer an economic interest in common shares of Hastings owned by MediaQuest, and when issued, will provide ePLDT with a 100% economic interest in Hastings. Hastings is a wholly-owned subsidiary of MediaQuest and holds all the print-related investments of MediaQuest, including minority positions in the three leading broadsheets: The Philippine Star, the Philippine Daily Inquirer, and Business World. See Note 25 – Employee Benefits – Unlisted Equity Investments – Investment in MediaQuest.

In March and April 2013, ePLDT made various deposits aggregating to Php1,750 million for its investment in Satventures PDRs of MediaQuest.

The PLDT Group’s financial investment in PDRs of MediaQuest is part of the PLDT Group’s overall strategy of broadening its distribution platforms and increasing the Group’s ability to deliver multi-media content to its customers across the Group’s broadband and mobile networks.

11.	Investment in Debt Securities and Other Long-term Investments

As at March 31, 2013, December 31, 2012 and January 1, 2012, this account consists of:

	March 31,	December 31,	January 1,
	2013	2012	2012
	(Unaudited)	(Audited)
	(in million pesos)
Security Bank Corporation, or Security Bank, Time Deposit	205	205	–
GT Capital Bond	150	–	–
National Power Corporation, or NAPOCOR, Zero Coupon Bond	–	150	358
Rizal Commercial Banking Corporation, or RCBC, Note	–	–	150
	355	355	508
Less current portion (Note 27)	–	150	358

Noncurrent portion (Note 27)	355	205	150

Security Bank Time Deposits

In October 2012, PLDT and Smart invested US$2.5 million each in a five-year time deposit with Security Bank maturing on October 11, 2017 at a gross coupon rate of 4%. These long-term fixed rate time deposits pay interest on a monthly basis or an estimate of 30 days. The deposits may be terminated prior to maturity at the applicable pretermination rates. Interest income (net of withholding tax) recognized on the time deposits amounted to US$46.2 thousand, or Php1.9 million, for the three months ended March 31, 2013.

GT Capital Bond

In February 2013, Smart purchased at par a seven-year GT Capital Bond with a face value of Php150 million, maturing on February 27, 2020. The bond has a gross coupon of 4.8371% payable on a quarterly basis, and was recognized as held-to-maturity investment. Interest income, net of withholding tax, recognized on the GT Capital Bond amounted to Php532 thousand for the three months ended March 31, 2013.

NAPOCOR Zero Coupon Bond

In 2007, Smart purchased, at a discount, a NAPOCOR Zero Coupon Bond, or NAPOCOR Bond, with a face value of Php380 million, that matured on November 29, 2012 at a net yield to maturity of 6.88%. The NAPOCOR Bond was carried at amortized cost using the effective interest rate method. Interest income recognized on the NAPOCOR Bond amounted to nil and Php5 million for the three months ended March 31, 2013 and 2012, respectively.

RCBC Note

In 2008, Smart purchased at par a ten-year RCBC Tier 2 Note, or RCBC Note, with a face value of Php150 million bearing a fixed rate of 7.00% for the first five years and the step-up interest rate from the fifth year up to maturity date. The RCBC early redeemed its Tier 2 Note with face value of Php150 million and interest payment of Php2 million on February 22, 2013 pursuant to the exercise of Redemption at the Option of the Issuer and as approved by the Bangko Sentral ng Pilipinas. Interest income recognized on the RCBC Note amounted to Php1 million and Php2 million for the three months ended March 31, 2013 and 2012, respectively.

12.	Investment Properties

Changes in investment properties account for the three months ended March 31, 2013 and for the year ended December 31, 2012 are as follows:

	2013	2012
	(Unaudited)	(Audited)
	(in million pesos)
Balance at beginning of the period	712	1,115
Net gains from fair value adjustments charged to profit or loss(1) (Note 3)	–	21
Disposals	–	(135)
Transfers to property, plant and equipment – net (Note 9)	–	(289)
Balance at end of the period (Note 3)	712	712

(1)	Presented as part of “other income” in our consolidated income statement.

Investment properties, which consist of land and building, are stated at fair values, which have been determined annually based on the year-end appraisal performed by an independent firm of appraisers, an industry specialist in valuing these types of investment properties. The valuation was based on an open market value, supported by a market evidence in which such assets could be exchanged between a knowledgeable and willing buyer and seller in an arm’s length transaction at the date of valuation. None of our investment properties are being leased to third parties that earn rental income.

Repairs and maintenance expenses related to investment properties amounted to Php18 million and Php13 million for the three months ended March 31, 2013 and 2012, respectively.

13.	Business Combinations

2012 Acquisitions

ePLDT’s Acquisition of IPCDSI

On October 12, 2012, ePLDT, IPVI and IEI entered into a Sale and Purchase Agreement whereby IPVI and IEI sold its 100% ownership in IPCDSI to ePLDT for a purchase price of Php728 million and Php72 million shareholder advances. The purchase price is subject to adjustments as enumerated herein: (a) receivables of Php13 million as specified in the schedule attached to the Sale and Purchase Agreement, provided that IPCDSI shall have collected such receivables, in whole or in part, within six months from October 12, 2012, or Closing Date; and
(b) write-off of Philippine peso and U.S. dollar deposits of IP Converge Data Center, Inc., former parent company of IPCDSI, in Export and Industry Bank, Inc. amounting to Php8 million.

ePLDT shall pay the purchase price as follows: (a) initial payment of Php629 million on Closing Date; (b) retention amount of Php50 million to be remitted by ePLDT on Claim Period Termination Date (first business day after six months from Closing Date) subject to conditions as set forth in the Sale and Purchase Agreement, among which is the claim for deduction from the retention amount due to establishment of undisclosed liabilities or uncollected receivables; and (c) escrow amount of Php100 million deposited with an escrow agent designed by both parties on Closing Date and will be released to relevant party subject to the amount of EBITDA valuation. An additional consideration may be paid by ePLDT if the EBITDA valuation exceeds Php140 million. ePLDT determined that IPCDSI did not exceed Php140 million; thus, ePLDT does not have any contingent liability as at December 31, 2012.

The adjusted purchase price amounted to Php734 million as at March 31, 2013 and December 31, 2012.

IPCDSI owns and operates two internet data centers in the country and provides enterprises with managed data services and cloud-based business solutions across a wide range of industries including IT solutions providers, gaming companies, e-learning and healthcare. IPCDSI is the country’s first and only Salesforce.com Cloud Alliance Partner providing Salesforce CRM licenses and consulting services to businesses. In addition, IPCDSI is also the country’s premier Google Enterprise Partner, allowing local organizations to adopt a cloud computing mindset and to ThinkOutCloudTM. Our investment in IPCDSI allows us to complete our multi-tiered data center product suite and expand our cloud solutions business. See Note 2 – Summary of Significant Accounting Policies – ePLDT’s Acquisition of IPCDSI.

The purchase price consideration has been allocated to the identifiable assets and liabilities on the basis of provisional values at the date of acquisition and the corresponding carrying amounts immediately before the acquisition are as follows:

		Provisional Values
	Previous	Recognized on
	Carrying Values	Acquisition
	(in million pesos)
Assets:
Property, plant and equipment (Note 9)	267	267
Intangible assets (Note 14)	–	2
Other noncurrent assets	7	7
Cash and cash equivalents	14	14
Trade and other receivables	159	159
Prepayments and other current assets	30	30

	477	479

Liabilities:
Long-term debt	26	26
Obligations under finance lease	18	18
Other noncurrent liabilities	43	43
Accounts payable	212	212
Accrued expenses and other current liabilities	20	20

	319	319

Total identifiable net assets acquired	158	160
Goodwill from the acquisition (Note 14)	–	574

Purchase consideration transferred	158	734

Cash flows from investing activity:
Net cash acquired with subsidiary		14
Cash paid		(734)
Purchase of subsidiary – net of cash acquired		(720)

The net assets acquired at the date of acquisition were based on a provisional assessment of fair value, while we sought an independent valuation on the value of IPCDSI’s assets. The results of this valuation had not been finalized as at the date of release of the March 31, 2013 consolidated financial statements were approved for issuance by the Board of Directors.

The fair value and gross amount of trade and other receivables amounted to Php159 million and Php196 million, respectively. The amount of allowance for impairment for uncollectible trade and other receivables amounted to Php37 million.

The goodwill of Php574 million pertains to the fair value of IPCDSI’s data center business, which includes operations of data centers, managed data services and cloud-based business solutions across a wide range of industries. The intangible assets of Php2 million pertain to the fair value of IPCDSI’s customer list and licenses.

Our consolidated revenues and net income would have increased by Php228 million and Php24 million, respectively, for the year ended December 31, 2012 had the acquisition of IPCDSI actually taken place on January 1, 2012. Total revenues and net income of IPCDSI included in our consolidated income statement from October 12 to December 31, 2012 amounted to Php206 million and Php32 million, respectively.

14.	Goodwill and Intangible Assets

Changes in goodwill and intangible assets for the three months ended March 31, 2013 and for the year ended December 31, 2012 are as follows:

						Intangible Assets
						with Indefinite			Total Goodwill
	Intangible Assets with Definite Life					Life	Total		and
	Customer List	Franchise	Spectrum	Licenses	Others	Trademark	Intangible Assets	Goodwill	Intangible Assets
					(in million pesos)
March 31, 2013 (Unaudited)
Costs:
Balance at beginning of the period	4,726	3,016	1,205	135	1,177	4,505	14,764	62,939	77,703
Translation and other adjustments	–	–	–	–	(9)	–	(9)	–	(9)
Balance at end of the period	4,726	3,016	1,205	135	1,168	4,505	14,755	62,939	77,694

Accumulated amortization and impairment:
Balance at beginning of the period	722	217	669	62	1,084	–	2,754	699	3,453
Amortization during the period (Note 3)	130	47	20	2	3	–	202	–	202
Translation and other adjustments	–	–	–	–	(9)	–	(9)	–	(9)
Balance at end of the period	852	264	689	64	1,078	–	2,947	699	3,646

Net balance at end of the period (Note 3)	3,874	2,752	516	71	90	4,505	11,808	62,240	74,048

Estimated useful lives (in years)	1 – 9	16	15	1 – 18	1 – 10	–	–	–	–
Remaining useful lives (in years)	1 – 8	15	7	1 – 10	2 – 7	–	–	–	–

December 31, 2012 (Audited)
Costs:
Balance at beginning of the year	6,231	3,016	1,205	120	1,211	4,505	16,288	74,322	90,610
Business combinations (Note 13)	1	–	–	1	–	–	2	574	576
Noncontrolling interest adjustments (Note 13)	–	–	–	–	–	–	–	(919)	(919)
Discontinued operations (Note 2)	(1,691)	–	–	–	(20)	–	(1,711)	(10,097)	(11,808)
Translation and other adjustments	185	–	–	14	(14)	–	185	(941)	(756)
Balance at end of the year	4,726	3,016	1,205	135	1,177	4,505	14,764	62,939	77,703

Accumulated amortization and impairment:
Balance at beginning of the year	1,360	–	589	41	1,095	–	3,085	4,222	7,307
Amortization during the year	778	217	80	7	19	–	1,101	–	1,101
Discontinued operations (Note 2)	(1,338)	–	–	–	(19)	–	(1,357)	(3,418)	(4,775)
Translation and other adjustments	(78)	–	–	14	(11)	–	(75)	(105)	(180)
Balance at end of the year	722	217	669	62	1,084	–	2,754	699	3,453

Net balance at end of the year (Note 3)	4,004	2,799	536	73	93	4,505	12,010	62,240	74,250

Estimated useful lives (in years)	1 – 9	16	15	1 – 18	1 – 10	–	–	–	–
Remaining useful lives (in years)	1 – 8	15	7	2 – 10	3 – 7	–	–	–	–

The goodwill and intangible assets of our reportable segments as at March 31, 2013, December 31, 2012 and January 1, 2012 are as follows:

	March 31, 2013 (Unaudited)			December 31, 2012 (Audited)			January 1, 2012 (Audited)
	Wireless	Fixed Line	Total	Wireless	Fixed Line	Total	Wireless	Fixed Line	BPO	Total
	(in million pesos)
Trademark	4,505	–	4,505	4,505	–	4,505	4,505	–	–	4,505
Customer list	3,873	1	3,874	4,003	1	4,004	4,605	–	266	4,871
Franchise	2,752	–	2,752	2,799	–	2,799	3,016	–	–	3,016
Spectrum	516	–	516	536	–	536	616	–	–	616
Licenses	70	1	71	73	–	73	79	–	–	79
Others	90	–	90	93	–	93	108	–	8	116

Total intangible assets	11,806	2	11,808	12,009	1	12,010	12,929	–	274	13,203
Goodwill	57,322	4,918	62,240	57,322	4,918	62,240	57,140	5,263	7,697	70,100

Total intangible assets and goodwill (Note 3)	69,128	4,920	74,048	69,331	4,919	74,250	70,069	5,263	7,971	83,303

The consolidated future amortization of intangible assets as at March 31, 2013 is as follows:

Year	(in million pesos)
2013(1)	601
2014	799
2015	798
2016	798
2017 and onwards	4,307

Intangible assets with definite life (Note 3)	7,303

(1)	April 1, 2013 through December 31, 2013.

Impairment Testing of Goodwill and Intangible Assets with Indefinite Life

The organizational structure of PLDT and its subsidiaries is designed to monitor financial operations based on fixed line and wireless segmentation. Management provides guidelines and decisions on resource allocation, such as continuing or disposing of asset and operations by evaluating the performance of each segment through review and analysis of available financial information on the fixed and wireless segments. As at March 31, 2013, the PLDT Group’s goodwill comprised of goodwill resulting from ePLDT’s acquisition of IPCDSI in 2012, PLDT’s acquisition of Digitel in 2011, ePLDT’s acquisition of ePDS in 2011, Smart’s acquisition of PDSI and Chikka in 2009, CURE in 2008, SBI’s acquisition of a 99.4% equity interest in Airborne Access from ePLDT in 2008 and Smart’s acquisition of SBI in 2004. The test for recoverability of the PLDT’s and Smart’s goodwill was applied to the fixed line and wireless asset group, respectively, which represent the lowest level for which identifiable cash flows are largely independent of the cash inflows from other groups of assets and liabilities.

Although revenue streams may be segregated among the companies within the Group, the cost items and cash flows are difficult to carve out due largely to the significant portion of shared and common used network/platform. In the case of CURE, it provides cellular services to its subscribers using Smart’s 2G network. SBI, on the other hand, provides broadband wireless access to its subscribers using Smart’s cellular base stations and fiber optic and IP backbone, as well as the Worldwide Interoperability for Microwave Access technology of PDSI. The same is true for Sun, wherein Smart 2G/3G network, cellular base stations and fiber optic backbone are shared for areas where Sun has limited connectivity and facilities. On the other hand, PLDT has the largest fixed line network in the Philippines covering 73% of the total cities within the country.  PLDT’s transport facilities are installed nationwide to cover both domestic and international IP backbone to route and transmit IP traffic generated by the customers. In the same manner, PLDT has the most Internet Gateway facilities which is composed of high capacity IP routers and switches that serve as the main gateway of the Philippines to the Internet connecting to the World Wide Web.  With PLDT’s network coverage, other fixed line subsidiaries shared the same facilities to leverage on a Group perspective.

Given the significant common use of network facilities among fixed and wireless companies within the Group, Management deems that the wireless and fixed line operating segment are the lowest CGU to which goodwill is to be allocated and which are expected to benefit from the synergies.

The recoverable amount of the wireless and fixed line segments had been determined using the value in use approach calculated using cash flow projections based on the financial budgets approved by the Board of Directors, covering a three-year period from 2013 to 2015.  The pre-tax discount rate applied to cash flow projections is 12% for the wireless and fixed line segments.  Cash flows beyond the three-year period are determined using a 2.5% growth rate for the wireless and fixed line segments, which is the same as the long-term average growth rate for the telecommunications industry.

Based on the assessment of the value-in-use of the wireless and fixed line segment, the recoverable amount exceeded the carrying amount of the CGUs, which as a result, no impairment was recognized as at December 31, 2012 in relation to goodwill resulting from the acquisition of IPCDSI, Digitel, ePDS, Chikka, CURE, Airborne Access, PDSI and SBI. Annual impairment testing will be performed at year-end.

15.	Cash and Cash Equivalents

As at March 31, 2013, December 31, 2012 and January 1, 2012, this account consists of:

	March 31,	December 31,	January 1,
	2013	2012	2012
	(Unaudited)	(Audited)
	(in million pesos)
Cash on hand and in banks (Note 27)	4,006	5,611	4,637
Temporary cash investments (Note 27)	35,129	31,550	41,420

	39,135	37,161	46,057

Cash in banks earn interest at prevailing bank deposit rates. Temporary cash investments are made for varying periods of up to three months depending on our immediate cash requirements, and earn interest at the prevailing temporary cash investment rates. Due to the short-term nature of such transactions, the carrying value approximates the fair value of our temporary cash investments. See Note 27 – Financial Assets and Liabilities.

Interest income earned from cash in banks and temporary cash investments amounted to Php293 million and Php332 million for the three months ended March 31, 2013 and 2012, respectively.

16.	Trade and Other Receivables

As at March 31, 2013, December 31, 2012 and January 1, 2012, this account consists of receivables from:

	March 31,	December 31,	January 1,
	2013	2012	2012
	(Unaudited)	(Audited)
	(in million pesos)
Corporate subscribers (Notes 24 and 27)	9,770	8,100	9,200
Retail subscribers (Note 27)	9,529	10,568	11,302
Foreign administrations (Note 27)	5,447	4,960	4,961
Domestic carriers (Notes 24 and 27)	1,167	1,707	1,323
Dealers, agents and others (Notes 24 and 27)	4,794	4,334	4,231

	30,707	29,669	31,017
Less allowance for doubtful accounts (Notes 3, 5 and 27)	13,812	13,290	14,772

	16,895	16,379	16,245

Receivables from foreign administrations and domestic carriers represent receivables based on interconnection agreements with other telecommunications carriers. The aforementioned amounts of receivables are shown net of related payable to the same telecommunications carriers where a legal right of offset exists and settlement is facilitated on a net basis.

Receivables from dealers, agents and others consist mainly of receivables from credit card companies, dealers and distributors having collection arrangements with the Group.

Trade receivables are non interest-bearing and are generally on terms of 30 to 180 days.

For terms and conditions relating to related party receivables, see Note 24 – Related Party Transactions.

See Note 24 – Related Party Transactions – Terms and Conditions of Transactions with Related Parties for the summary of transactions with related parties and Note 27 – Financial Assets and Liabilities – Credit Risk on credit risk of trade receivables to understand how we manage and measure credit quality of trade receivables that are neither past due nor impaired.

Changes in the allowance for doubtful accounts for the three months ended March 31, 2013 and for the year ended December 31, 2012 are as follows:

		Corporate		Foreign		Dealers,
	Total	Subscribers	Retail Subscribers	Administrations	Domestic Carriers	Agents and Others
	(in million pesos)
March 31, 2013 (Unaudited)
Balance at beginning of the period	13,290	6,137	6,489	99	106	459
Provisions (Notes 2, 3, 4 and 5)	527	167	332	1	2	25
Translation and other adjustments	(5)	628	(630)	(3)	–	–

Balance at end of the period	13,812	6,932	6,191	97	108	484

Individual impairment	9,067	5,567	2,937	97	108	358
Collective impairment	4,745	1,365	3,254	–	–	126

	13,812	6,932	6,191	97	108	484

Gross amount of receivables individually impaired, before deducting any impairment allowance	9,067	5,567	2,937	97	108	358

December 31, 2012 (Audited)
Balance at beginning of the year	14,772	6,492	7,264	199	111	706
Provisions	2,178	675	1,404	6	7	86
Business combinations and others (Note 13)	36	36	–	–	–	–
Discontinued operations	(118)	(87)	(2)	–	–	(29)
Write-offs	(3,564)	(531)	(2,700)	(95)	–	(238)
Translation and other adjustments	(14)	(448)	523	(11)	(12)	(66)
Balance at end of the year	13,290	6,137	6,489	99	106	459

Individual impairment	8,705	5,514	2,653	99	106	333
Collective impairment	4,585	623	3,836	–	–	126

	13,290	6,137	6,489	99	106	459

Gross amount of receivables individually impaired, before deducting any impairment allowance	8,705	5,514	2,653	99	106	333

17.	Inventories and Supplies

As at March 31, 2013, December 31, 2012 and January 1, 2012, this account consists of:

	March 31,	December 31,	January 1,
	2013	2012	2012
	(Unaudited)	(Audited)
	(in million pesos)
Terminal and cellular phone units:
At net realizable value	1,619	1,605	1,349
At cost	2,067	1,942	1,728
Spare parts and supplies:
At net realizable value	278	1,372	1,606
At cost	803	1,985	2,256
Others:
At net realizable value	606	490	872
At cost	606	494	875
Total inventories and supplies at the lower of cost or net realizable value (Notes 3, 4 and 5)	2,503	3,467	3,827

The cost of inventories and supplies recognized as expense for the three months ended March 31, 2013 and 2012 are as follows:

	2013	2012
	(Unaudited)
	(in million pesos)
Cost of sales	2,303	2,383
Repairs and maintenance	97	121
Write-down of inventories and supplies (Notes 3, 4 and 5)	75	153
	2,475	2,657

18.	Prepayments

As at March 31, 2013, December 31, 2012 and January 1, 2012, this account consists of:

	March 31,	December 31,	January 1,
	2013	2012	2012
	(Unaudited)	(As Adjusted – Note 2)
	(in million pesos)
Prepaid taxes (Note 5)	6,263	6,340	8,219
Prepaid benefit costs (Notes 3 and 25)	3,039	1,471	8,482
Prepaid selling and promotions	920	902	907
Prepaid fees and licenses	483	318	13
Prepaid rent – net (Note 3)	411	246	137
Prepaid insurance (Note 24)	178	144	156
Other prepayments	165	223	128

	11,459	9,644	18,042
Less current portion of prepayments	5,536	5,144	6,345

Noncurrent portion of prepayments	5,923	4,500	11,697

Prepaid benefit costs represent excess of fair value of plan assets over present value of defined benefit obligations recognized in our consolidated statements of financial position. See Note 25 – Employee Benefits.

Prepaid taxes include creditable withholding taxes, input VAT and real property taxes.

Agreement between PLDT and Smart with Associated Broadcasting Company Development Corporation,
or TV5

In 2010, PLDT and Smart entered into advertising placement agreements with TV5, a subsidiary of MediaQuest Holdings, Inc., or MediaQuest, which is a wholly-owned investee company of PLDT Beneficial Trust Fund, or BTF, for the airing and telecast of advertisements and commercials of PLDT and Smart on TV5’s television network for a period of five years. The costs of telecast of each advertisement shall be applied and deducted from the placement amount only after the relevant advertisement or commercial is actually aired on TV5’s television network. Total prepayment under the advertising placement agreements amounted to Php893 million each as at March 31, 2013, December 31, 2012 and January 1, 2012. See Note 24 – Related Party Transactions.

19.	Equity

Changes in PLDT’s capital account for the three months ended March 31, 2013 and for the year ended December 31, 2012 are as follows:

	Non-Voting
	Preferred Stock –		Voting Preferred
	Php10 par value		Stock – Php1 par
	per share		value per share
	Series			Total		Common Stock –
	A to II	IV	Voting	Preferred Stock		Php5 par value per share
	Number of Shares				Amount	Number of Shares	Amount
			(in millions)
Authorized	508	300	150	958	Php8,225	234	Php1,170

Issued
Balances as at January 1, 2013	–	36	150	186	Php510	219	Php1,093
Issuance	–	–	–	–	–	–	–
Conversion	–	–	–	–	–	–	–
Redemption	–	–	–	–	–	–	–
Balances as at March 31, 2013 (Unaudited)	–	36	150	186	Php510	219	Php1,093

Balances as at January 1, 2012	406	36	–	442	Php4,419	217	Php1,085
Issuance	–	–	150	150	150	2	8
Conversion	(3)	–	–	(3)	(30)	–	–
Redemption	(403)	–	–	(403)	(4,029)	–	–

Balances as at December 31, 2012 (Audited)	–	36	150	186	Php510	219	Php1,093

Preferred Stock

Non-Voting Serial Preferred Stocks

On January 26, 2010, the Board of Directors designated 100,000 shares of preferred stock as Series II 10% Cumulative Convertible Preferred Stock to be issued from January 1, 2010 to March 31, 2013.

The Series HH and II 10% Cumulative Convertible Preferred Stock earns cumulative dividends at an annual rate of 10%. After the lapse of one year from the last day of the year of issuance of a particular Series of 10% Cumulative Convertible Preferred Stock, any holder of such series may convert all or any of the shares of 10% Cumulative Convertible Preferred Stock held by him into fully paid and non-assessable shares of Common Stock of PLDT, at a conversion price equivalent to 10% below the average of the high and low daily sales price of a share of Common Stock on the PSE, or if there have been no such sales on the PSE on any day, the average of the bid and the ask prices of a share of Common Stock of PLDT at the end of such day on such Exchange, in each such case averaged over a period of 30 consecutive trading days prior to the conversion date, but in no case shall the conversion price be less than the price set by the Board of Directors which, as at March 31, 2013 was Php5.00 each per share. The number of shares of Common Stock issuable at any time upon conversion of one share of the PLDT Subscriber Investment Plan, or SIP, or the 10% Cumulative Convertible Preferred Stock is determined by dividing Php10.00 by the then applicable conversion price.

In case the shares of Common Stock outstanding are at anytime subdivided into a greater or consolidated into a lesser number of shares, then the minimum conversion price per share of Common Stock will be proportionately decreased or increased, as the case may be, and in the case of a stock dividend, such price will be proportionately decreased, provided, however, that in every case the minimum conversion price shall not be less than the par value per share of Common Stock. In the event the relevant effective date for any such subdivision or consolidation of             shares of stock dividend occurs during the period of 30 trading days preceding the presentation of any shares of 10% Cumulative Convertible Preferred Stock for conversion, a similar adjustment will be made in the sales prices applicable to the trading days prior to such effective date utilized in calculating the conversion price of the shares presented for conversion.

In case of any other reclassification or change of outstanding shares of Common Stock, or in case of any consolidation or merger of PLDT with or into another corporation, the Board of Directors shall make such provisions, if any, for adjustment of the minimum conversion price and the sale price utilized in calculating the conversion price as the Board of Directors, in its sole discretion, shall deem appropriate.

At PLDT’s option, the Series HH and II 10% Cumulative Convertible Preferred Stock are redeemable at par value plus accrued dividends five years after the year of issuance.

The Series IV Cumulative Non-Convertible Redeemable Preferred Stock earns cumulative dividends at an annual rate of 13.5% based on the paid-up subscription price. It is redeemable at the option of PLDT any time one year after subscription at the actual amount paid for such stock, plus accrued dividends.

The Non-Voting Serial Preferred Stocks are non-voting, except as specifically provided by law, and are preferred as to liquidation.

All preferred stocks limit the ability of PLDT to pay cash dividends unless all dividends on such preferred stock for all past dividend payment periods have been paid and or declared and set apart and provision has been made for the currently payable dividends.

Voting Preferred Stock

On June 5, 2012, the Philippine SEC approved the amendments to the Seventh Article of PLDT’s Articles of Incorporation consisting of the sub-classification of its authorized Preferred Capital Stock into: 150 million shares of Voting Preferred Stock with a par value of Php1.00 each, and 807.5 million shares of Non-Voting Serial Preferred Stock with a par value of Php10.00 each, and other conforming amendments, or the Amendments. The shares of Voting Preferred Stock may be issued, owned, or transferred only to or by: (a) a citizen of the Philippines or a domestic partnership or association wholly-owned by citizens of the Philippines; (b) a corporation organized under the laws of the Philippines of which at least 60% of the capital stock entitled to vote is owned and held by citizens of the Philippines and at least 60% of the board of directors of such corporation are citizens of the Philippines; and (c) a trustee of funds for pension or other employee retirement or separation benefits, where the trustee qualifies under paragraphs (a) and (b) above and at least 60% of the funds accrue to the benefit of citizens of the Philippines, or Qualified Owners. The holders of Voting Preferred Stock will have voting rights at any meeting of the stockholders of PLDT for the election of directors and for all other purposes, with one vote in respect of each share of Voting Preferred Stock. The Amendments were approved by the Board of Directors and stockholders of PLDT on July 5, 2011 and March 22, 2012, respectively.

On October 12, 2012, the Board of Directors, pursuant to the authority granted to it in the Seventh Article of PLDT’s Articles of Incorporation, determined the following specific rights, terms and features of the Voting Preferred Stock: (a) entitled to receive cash dividends at the rate of 6.5% per annum, payable before any dividends are paid to the holders of Common Stock; (b) in the event of dissolution or liquidation or winding up of PLDT, holders will be entitled to be paid in full, or pro-rata insofar as the assets of PLDT will permit, the par value of such             shares of Voting Preferred Stock and any accrued or unpaid dividends thereon before any distribution shall be made to the holders of shares of Common Stock; (c) redeemable at the option of PLDT; (d) not convertible to Common Stock or to any shares of stock of PLDT of any class; (e) voting rights at any meeting of the stockholders of PLDT for the election of directors and all other matters to be voted upon by the stockholders in any such meetings, with one vote in respect of each Voting Preferred Share; and (f) holders will have no pre-emptive right to subscribe for or purchase any shares of stock of any class, securities or warrants issued, sold or disposed by PLDT.

On October 16, 2012, BTFHI subscribed to 150 million newly issued shares of Voting Preferred Stock, at a subscription price of Php1.00 per share for a total subscription price of Php150 million pursuant to a subscription agreement dated October 15, 2012 between BTFHI and PLDT. As a result of the issuance of Voting Preferred Shares, the voting power of the NTT Group (NTT DOCOMO and NTT Communications), First Pacific Group and its Philippine affiliates, and JG Summit Group was reduced to 12%, 15% and 5%, respectively, as at March 31, 2013. See Note 1 – Corporate Information and Note 26 – Provisions and Contingencies – Matters Relating to Gamboa Case.

Redemption of Preferred Stock

On September 23, 2011, the Board of Directors approved the redemption, or the Redemption, of all outstanding shares of PLDT’s Series A to FF 10% Cumulative Convertible Preferred Stock, or the SIP Preferred Shares, and all such shares were redeemed and retired effective on January 19, 2012, or the Redemption Date.

The record date for the determination of the holders of outstanding SIP Preferred Shares subject to Redemption, or Holders of SIP Preferred Shares, was fixed on October 10, 2011, or the Record Date. In accordance with the terms and conditions of the SIP Preferred Shares, the Holders of SIP Preferred Shares as of the Record Date are entitled to payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to the Redemption Date, or the Redemption Price.

PLDT has set aside Php5.9 billion (the amount required to fund the redemption price for the SIP Preferred Shares) in addition to Php2.3 billion for unclaimed dividends on SIP Preferred Shares, or a total amount of Php8.2 billion, to fund the redemption of the SIP Preferred Shares, or the Redemption Trust Fund, in a trust account, or the Trust Account, in the name of RCBC, as Trustee. Pursuant to the terms of the Trust Account, the Trustee will continue to hold the Redemption Trust Fund or any balance thereof, in trust, for the benefit of Holders of SIP Preferred Shares, for a period of ten years from the Redemption Date, or until January 19, 2022. After the said date, any and all remaining balance in the Trust Account shall be returned to PLDT and revert to its general funds. Any interests on the Redemption Trust Fund shall accrue for the benefit of, and be paid from time to time, to PLDT.

On May 8, 2012, the Board of Directors approved the redemption of all outstanding shares of PLDT’s Series GG 10% Cumulative Convertible Preferred Stock and all such shares were redeemed and retired effective on August 30, 2012. The record date for purposes of determining the holders of the outstanding Series GG Shares subject to redemption, or Holders of Series GG Shares, was fixed on May 22, 2012. In accordance with the terms and conditions of the Series GG Shares, the Holders of the Series GG Shares as at May 22, 2012 are entitled to the payment of the redemption price in an amount equal to the par value of such shares, plus accrued and unpaid dividends thereon up to August 30, 2012, or the Redemption Price of Series GG Shares.

PLDT has set aside Php247 thousand (the amount required to fund the redemption price for the Series GG Shares) in addition to Php63 thousand for unclaimed dividends on Series GG Shares, or a total amount of Php310 thousand, to fund the redemption price for the Series GG Shares, or the Redemption Trust Fund for Series GG Shares, which forms an integral part of the Redemption Trust Fund previously set aside in the trust account with RCBC, as Trustee, for the purpose of funding the payment of the Redemption Price of PLDT Series A to FF 10% Cumulative Convertible Preferred Stock.

As at January 19, 2012 and August 30, 2012, notwithstanding that any stock certificate representing the Series A to FF 10% Cumulative Convertible Preferred Stock and Series GG 10% Cumulative Convertible Preferred Stock, respectively, were not surrendered for cancellation, the Series A to FF 10% Cumulative Convertible Preferred Stock and Series GG 10% Cumulative Convertible Preferred Stock were no longer deemed outstanding and the right of the holders of such shares to receive dividends thereon ceased to accrue and all rights with respect to such             shares ceased and terminated, except only the right to receive the Redemption Price of such             shares, but without interest thereon.

A total amount of Php300 million was withdrawn from the Trust Account, representing total payments on redemption as at March 31, 2013. The balance of the Trust Account of Php7,862 million was presented as part of the current portion of advances and other noncurrent assets and the related redemption liability of the same amount was presented as part of accrued expenses and other current liabilities in our statement of financial position as at March 31, 2013. See Note 23 – Accrued Expenses and Other Current Liabilities and Note 27 – Financial Assets and Liabilities.

On January 29, 2013, the Board of Directors approved the redemption of all outstanding shares of PLDT’s Series HH 10% Cumulative Convertible Preferred Stock which were issued in 2007 effective on May 16, 2013. The record date for purpose of determining the holders of the outstanding Series HH shares issued in 2007 subject to redemption, or Holder of Series GG Shares issued in 2007, was fixed on February 14, 2013. In accordance with the terms and conditions of Series HH Shares issued in 2007, the Holders of Series HH Shares issued in 2007 as at February 14, 2013 are entitled to the payment of the redemption price in an amount equal to the par value of such             shares, plus accrued and unpaid dividends thereon up to May 16, 2013, or the Redemption Price of Series HH Shares issued in 2007.

PLDT expects to similarly redeem the outstanding shares of Series II 10% Cumulative Convertible Preferred Stock as and when they become eligible for redemption.

Common Stock

The Board of Directors approved a share buyback program of up to five million shares of PLDT’s common stock, representing approximately 3% of PLDT’s then total outstanding shares of common stock in 2008. The share buyback program reflects PLDT’s commitment to capital management as an important element in enhancing shareholders value. This also reinforces initiatives that PLDT has already undertaken, such as the declaration of special dividends on common stock in addition to the regular dividend payout equivalent to 70% of our core EPS, after having determined that PLDT has the capacity to pay additional returns to shareholders. Under the share buyback program, PLDT reacquired shares on an opportunistic basis, directly from the open market through the trading facilities of the PSE and NYSE.

We had acquired a total of approximately 2.72 million shares of PLDT’s common stock at a weighted average price of Php2,388 per share for a total consideration of Php6,505 million in accordance with the share buyback program as at March 31, 2013, December 31, 2012 and January 1, 2012.

On November 9, 2011, the PSE approved the listing of the additional 27.7 million common shares of PLDT, which were issued on October 26, 2011 at the issue price of Php2,500 per share, as consideration for the acquisition by PLDT of the Enterprise Assets of Digitel.

On January 27, 2012, a total of 1.61 million PLDT common shares were issued for settlement of the purchase price of 2,518 million common shares of Digitel tendered by the noncontrolling Digitel stockholders under the mandatory tender offer conducted by PLDT, and which opted to receive payment of the purchase price in the form of PLDT common shares.

Decrease in Authorized Capital Stock

On April 23, 2013, the Board of Directors approved the following actions: (a) decrease in PLDT’s authorized capital stock from Php9,395 million divided into two classes consisting of: (1) Preferred Capital Stock sub-classified into 150 million shares of Voting Preferred Stock of the par value of Php1.00 each and 807.5 million shares of Non-Voting Preferred Stock of the par value of Php10.00 each; and (2) 234 million shares of Common Capital Stock of the par value of Php5.00 each, to Php5,195 million, divided into two classes consisting of:
(1) Preferred Capital Stock sub-classified into: 150 million shares of Voting Preferred Stock of the par value of Php1.00 each and 387.5 million shares of Non-Voting Preferred Stock of the par value of Php10.00 each; and
(2) 234 million shares of Common Capital Stock of the par value of Php5.00 each; and (b) corresponding amendments to the Seventh Article of the Articles of Incorporation of PLDT, subject to the approval by the stockholders and the Philippine SEC.

Dividends Declared

Our dividends declared for the three months ended March 31, 2013 and 2012 are detailed as follows:

March 31, 2013 (Unaudited)

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
Cumulative Non-Convertible Redeemable Preferred Stock
Series IV*	January 29, 2013	February 28, 2013	March 15, 2013	–	12
Voting Preferred Stock	March 5, 2013	March 20, 2013	April 15, 2013	–	3

Common Stock
Regular Dividend	March 5, 2013	March 19, 2013	April 18, 2013	60.00	12,963
Special Dividend	March 5, 2013	March 19, 2013	April 18, 2013	52.00	11,235
					24,198

Charged to retained earnings					24,213

*	Dividends were declared based on total amount paid up.

March 31, 2012 (Unaudited)

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos, except per share amounts)
10% Cumulative Convertible Preferred Stock
Series GG	January 31, 2012	February 29, 2012	March 30, 2012	1.00	–
Series HH	March 22, 2012	April 20, 2012	May 31, 2012	1.00	–
Series II	March 22, 2012	April 20, 2012	May 31, 2012	1.00	–

					–

Cumulative Non-convertible Redeemable Preferred Stock
Series IV*	January 31, 2012	February 20, 2012	March 15, 2012	–	12
Common Stock
Regular Dividend	March 6, 2012	March 20, 2012	April 20, 2012	63.00	13,611
Special Dividend	March 6, 2012	March 20, 2012	April 20, 2012	48.00	10,371

					23,982

Charged to retained earnings					23,994

*	Dividends were declared based on total amount paid up.

Our dividends declared after March 31, 2013 are detailed as follows:

	Date			Amount
Class	Approved	Record	Payable	Per Share	Total
				(in million pesos,
				except per share
				amounts)
10% Cumulative Convertible Preferred Stock
Series HH	April 23, 2013	May 9, 2013	May 31, 2013	1.00	–
Series HH (final)	April 23, 2013	February 14, 2013	May 16, 2013	0.0027/day	–
Series II	April 23, 2013	May 9, 2013	May 31, 2013	1.00	–

Cumulative Non-convertible Redeemable Preferred Stock
Series IV*	January 29, 2013	February 28, 2013	March 15, 2013	–	12

Charged to retained earnings					12

*	Dividends were declared based on total amount paid up.

Retained Earnings Available for Dividend Declaration

The following table shows the reconciliation of our retained earnings available for dividend declaration as at March 31, 2013:

(in million pesos)
Consolidated unappropriated retained earnings as at December 31, 2012 (As Adjusted – Note 2)	25,416
Effect of PAS 27 Adjustments	2,914

Parent Company’s unappropriated retained earnings at beginning of the period (As Adjusted – Note 2)	28,330
Fair value adjustments of investment property resulting to gain	(535)
Unrealized foreign exchange gains – net (except those attributable to cash and cash equivalents)	(1,096)
Fair value adjustments (mark-to-market gains)	(1,132)

Unappropriated retained earnings as adjusted at beginning of the period	25,567

Parent Company’s net income attributable to equity holder of PLDT	747
Unrealized income – net of tax during the period
Fair value adjustments of investment property resulting to gain	(16)
Unrealized foreign exchange gains – net (except those attributable to cash and cash equivalent)	(39)

692

Realized income during the period
Realized foreign exchange gains	128
Cash dividends declared during the period
Preferred stocks	(15)
Common stocks	(24,198)
(24,213)

Parent Company’s unappropriated retained earnings available for dividends as at March 31, 2013 (Unaudited)	2,174

As at March 31, 2013, the consolidated unappropriated retained earnings amounted to Php10,381 million while the Parent Company’s unappropriated retained earnings amounted to Php4,863 million. The difference of Php5,518 million pertains to the accumulated gains of consolidated subsidiaries, associates and joint ventures accounted for under the equity method.

20.	Interest-bearing Financial Liabilities

As at March 31, 2013, December 31, 2012 and January 1, 2012, this account consists of the following:

	March 31,	December 31,	January 1,
	2013	2012	2012
	(Unaudited)	(Audited)
	(in million pesos)
Long-term portion of interest-bearing financial liabilities:
Long-term debt (Notes 4, 5, 9, 23 and 27)	99,787	102,811	91,273
Obligations under finance leases (Notes 3, 4, 5, 23 and 27)	9	10	7

	99,796	102,821	91,280

Current portion of interest-bearing financial liabilities:
Long-term debt maturing within one year (Notes 4, 5, 9, 23 and 27)	11,996	12,981	22,893
Obligations under finance leases maturing within one year (Notes 3, 4, 5, 23 and 27)	8	8	7
Notes payable (Notes 4, 5, 23 and 27)	–	–	3,109
	12,004	12,989	26,009

Unamortized debt discount, representing debt issuance costs and any difference between the fair value of consideration given or received at initial recognition, included in the financial liabilities as at March 31, 2013, December 31, 2012 and January 1, 2012 are as follows:

	March 31,	December 31,	January 1,
	2013	2012	2012
	(Unaudited)	(Audited)
	(in million pesos)
Long-term debt (Note 27)	1,132	1,323	2,136
Obligation under finance lease	3	3	2
Unamortized debt discount at end of the period	1,135	1,326	2,138

The following table describes all changes to unamortized debt discount for the three months ended March 31, 2013 and for the year ended December 31, 2012.

	2013	2012
	(Unaudited)	(Audited)
	(in million pesos)
Unamortized debt discount at beginning of the period	1,326	2,138
Revaluations during the period	59	118
Additions during the period	10	124
Accretion during the period included as part of Financing costs – net – Accretion on financial liabilities (Note 5)	(260)	(1,053)
Discontinued operations (Note 2)	–	(1)
Unamortized debt discount at end of the period	1,135	1,326

Long-term Debt

As at March 31, 2013, December 31, 2012 and January 1, 2012, long-term debt consists of:

		March 31, 2013			December 31, 2012			January 1, 2012
Description	Interest Rates	(Unaudited)			(Audited)
		(in millions)
U.S. Dollar Debts:
Export Credit Agencies-Supported Loans:
China Export and Credit Insurance Corporation, or Sinosure	US$ LIBOR + 0.55% to 1.80% in 2013 and 2012	US$	173	Php7,058	US$	204	Php8,363	US$	248	Php10,879
Exportkreditnamnden, or EKN	1.90% to 3.79% and US$ LIBOR + 0.30% to 0.35% in 2013 and 2012	115		4,723	104		4,253	102		4,483
EKN and AB Svensk Exportkredit, or SEK	3.9550% in 2013 and 2012	65		2,655	67		2,771	79		3,475
Finnvera, Plc, or Finnvera	2.99% and US$ LIBOR + 1.35% in 2013 and 2012	39		1,608	44		1,813	63		2,775
Others	US$ LIBOR + 0.35% to 0.40% in 2013 and 2012	1		47	2		101	6		256

			393	16,091		421	17,301		498	21,868
Fixed Rate Notes	8.35% in 2013 and 8.35% to 11.375% in 2012	232		9,511	232		9,544	377		16,567
Term Loans:
Debt Exchange Facility	2.25% in 2013 and 2012		259	10,580		254	10,450		238	10,472
GSM Network Expansion Facilities	US$ LIBOR + 0.42% to 1.85% in 2013 and 2012	155		6,354	172		7,041	50		2,201
Others	US$ LIBOR + 0.42% to 1.90% in 2013 and 2012	205		8,356	194		7,962	51		2,222

		US$	1,244	50,892	US$	1,273	52,298	US$	1,214	53,330

Philippine Peso Debts:
Corporate Notes	5.3300% to 7.7946% in 2013 and 5.3300% to 9.1038% in 2012			35,004			40,006			38,510
Term Loans:
Unsecured Term Loans	3.925% to 7.4292%, PDST-F + 0.30% and BSP overnight rate + 0.30% to 0.50% in 2013 and 4.9110% to 8.6271%, PDST-F + 0.30% and BSP overnight rate + 0.30% to 0.50% in 2012			25,887			23,488			22,277
Secured Term Loans	PDST-F + 1.375% in 2012			–			–			49

				60,891			63,494			60,836

Total long-term debt				111,783			115,792			114,166
Less portion maturing within one year (Note 27)				11,996			12,981			22,893

Noncurrent portion of long-term (Note 27)				Php99,787			Php102,811			Php91,273

Note: Amounts presented are net of unamortized debt discount and debt issuance costs.

The scheduled maturities of our consolidated outstanding long-term debt at nominal values as at March 31, 2013 are as follows:

	U.S. Dollar Debt		Php Debt	Total
Year	In U.S. Dollar	In Php	In Php	In Php
		(in millions)
2013	158	6,443	3,313	9,756
2014	466	19,067	1,555	20,622
2015	156	6,399	5,397	11,796
2016	140	5,747	12,100	17,847
2017 and onwards	350	14,325	38,569	52,894

	1,270	51,981	60,934	112,915

(1)	April 1, 2013 through December 31, 2013.

U.S. Dollar Debts:

Export Credit Agencies-Supported Loans

In order to acquire imported components for our network infrastructure in connection with our expansion and service improvement programs, we obtained loans extended and/or guaranteed by various export credit agencies.

Sinosure

On December 1, 2005, DMPI signed a US$23.6 million seven-year Export Credit Agreement with Societe Generale and Credit Agricole Corporate and Investment Bank (formerly Calyon) as the lenders, to finance the supply of the equipment, software, and offshore services for the GSM 1800 in the National Capital Region, or NCR. The facility is covered by a guarantee from China Export and Credit Insurance Corporation, or Sinosure, the export-credit agency of China. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on December 1, 2013. The agreement was drawn on various dates in 2005, 2006 and 2007 in the total amount of US$23.6 million. The amount of US$3 million, or Php138 million, remained outstanding as at March 31, 2013 and December 31, 2012 and US$7 million, or Php296 million, as at January 1, 2012.

On May 4, 2006, DMPI signed a US$12.7 million seven-year Export Credit Agreement with the Societe Generale and Calyon as the lenders, to finance the supply of the equipment and software for the expansion of its GSM services in the NCR. The facility is covered by a guarantee from Sinosure. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on October 6, 2014. The agreement was drawn on various dates in 2007 and 2008 in the total amount of US$12.2 million. The undrawn amount of US$0.5 million was cancelled. The amount of US$4 million, or Php143 million, remained outstanding as at March 31, 2013 and December 31, 2012 and US$5 million, or Php229 million, as at January 1, 2012.

On June 1, 2006, DMPI signed a US$12 million seven-year Buyer’s Credit Agreement with ING Bank N.V., or ING Bank, as the lender, to finance the equipment and service contracts for the upgrading of GSM Phase 5 Core Intelligent Network Project. The facility is covered by a guarantee from Sinosure. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on June 1, 2014. The agreement was drawn on November 24, 2006 and October 31, 2007 in the amounts of US$8 million and US$2 million, respectively. The undrawn amount of US$2 million was cancelled. The amount of US$2 million, or Php86 million, remained outstanding as at March 31, 2013 and December 31, 2012 and US$4 million, or Php153 million, as at January 1, 2012.

On May 24, 2007, DMPI signed a US$21 million seven-year Buyer’s Credit Agreement with ING Bank as the lender, to finance the equipment for the Phase 6 South Luzon Change Out and Expansion Project. The facility is covered by a guarantee from Sinosure. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on May 24, 2015. The agreement was drawn on various dates in 2008 in the total amount of US$20.8 million. The undrawn amount of US$0.2 million was cancelled. The amount of US$7 million, or Php304 million, US$7 million, or Php305 million, and US$10 million, or Php457 million, remained outstanding as at March 31, 2013, December 31, 2012 and January 1, 2012, respectively.

On May 24, 2007, DMPI signed a US$12.1 million seven-year Buyer’s Credit Agreement with ING Bank as the lender, to finance the equipment for the Phase 6 NCR Expansion Project. The facility is covered by a guarantee from Sinosure. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on May 24, 2015. The agreement was drawn on various dates in 2008 in the total amount of US$12.1 million. The amounts of US$4 million, or Php177 million, US$4 million, or Php178 million, and US$6 million, or Php266 million, remained outstanding as at March 31, 2013, December 31, 2012 and January 1, 2012, respectively.

On November 10, 2008, DMPI signed a US$23.8 million seven-year Buyer’s Credit Agreement with ING Bank as the lender, to finance the equipment and service contracts for the Phase 7 Core Expansion Project. The facility is covered by a guarantee from Sinosure. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on September 1, 2016. The agreement was drawn on various dates in 2008 and 2009 in the total amount of US$23.8 million. The amounts of US$12 million, or Php486 million, US$14 million, or Php558 million, and US$17 million, or Php746 million, remained outstanding as at March 31, 2013, December 31, 2012 and January 1, 2012, respectively.

On November 10, 2008, DMPI signed a US$5.5 million seven-year Buyer’s Credit Agreement with ING Bank as the lender, to finance the equipment and service contracts for the supply of 3G network in the NCR. The facility is covered by a guarantee from Sinosure. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on September 1, 2016. The agreement was drawn on various dates in 2008 and 2009 in the total amount of US$5.5 million. The amounts of US$3 million, or Php113 million, US$3 million, or Php129 million, and US$4 million, or Php172 million, remained outstanding as at March 31, 2013, December 31, 2012 and January 1, 2012, respectively.

On November 10, 2008, DMPI signed a US$4.9 million seven-year Buyer’s Credit Agreement with ING Bank as the lender, to finance the equipment and service contracts for the Phase 7 Intelligent Network Expansion Project. The facility is covered by a guarantee from Sinosure. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on September 1, 2016. The agreement was drawn on various dates in 2008 and 2009 in the total amount of US$4.9 million. The amounts of US$3 million, or Php101 million, US$3 million, or Php116 million, and US$4 million, or Php155 million, remained outstanding as at March 31, 2013, December 31, 2012 and January 1, 2012, respectively.

On August 14, 2009, DMPI signed a US$24.7 million seven-year facility agreement with Credit Suisse as the lead arranger, to finance the supply of telephone equipment for the Phase 7 NCR Base Station Expansion. The facility is covered by a guarantee from Sinosure. The facility is payable over seven years in 14 equal semi-annual installments with final installment on August 14, 2017. The loan was drawn on various dates in 2009 and 2010 in the total amount of US$24.7 million. The amount of US$18 million, or Php725 million, and US$21 million, or Php930 million, remained outstanding as at December 31, 2012 and January 1, 2012, respectively. The facility was prepaid in full on February 14, 2013.

On August 14, 2009, DMPI signed a US$15.9 million seven-year facility agreement with The Hong Kong and Shanghai Banking Corporation Limited, or HSBC, as the lender, to finance the supply of telephone equipment for the Phase 7 South Luzon Base Station Expansion. The facility is covered by a guarantee from Sinosure. The facility is payable over seven years in 14 equal semi-annual installments with final installment on August 14, 2017. The loan was drawn in 2009 and 2010 in the amounts of US$14.1 million and US$1.4 million, respectively. The undrawn amount of US$0.4 million was cancelled. The amount of US$11 million, or Php453 million, and US$13 million, or Php581 million, remained outstanding as at December 31, 2012 and January 1, 2012, respectively. The facility was prepaid in full on February 14, 2013.

On December 16, 2009, DMPI signed a US$50 million seven-year Buyer’s Credit Agreement with China Citic Bank Corporation Ltd., or China CITIC Bank, as the original lender, to finance the equipment and related materials for the Phase 2 3G Expansion and Phase 8A NCR and South Luzon BSS Expansion Projects. The facility is covered by a guarantee from Sinosure. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on December 17, 2017. The agreement was drawn on various dates in 2010 in the total amount of US$48 million. The undrawn amount of US$2 million was cancelled. On December 9, 2011, China CITIC Bank and ING Bank signed a Transfer Certificate and Assignment of Guarantee whereby ING Bank took over the debt under the Buyers Credit Agreement. The assignment of debt was completed on December 16, 2011. The amounts of US$34 million, or Php1,386 million, US$34 million, or Php1,392 million, and US$41 million, or Php1,786 million, remained outstanding as at March 31, 2013, December 31, 2012 and January 1, 2012, respectively.

On September 15, 2010, DMPI signed a US$117.3 million seven-year Term Loan Facility Agreement with China Development Bank and HSBC as the lenders, to finance the purchase of equipment and related materials for the expansion of: (1) Phase 8A and 8B Core and IN; (2) Phase 3 3G; and (3) Phase 8B NCR and SLZ BSS. The facility is covered by a guarantee from Sinosure. The agreement is payable over seven and half years in 15 equal semi-annual installments with final installment on April 10, 2019. The agreement was drawn on various dates in 2011 in the total amount of US$116.3 million. The undrawn amount of US$1 million was cancelled. The amounts of US$101 million, or Php4,124 million, US$101 million, or Php4,140 million, and US$116 million, or Php5,108 million, remained outstanding as at March 31, 2013, December 31, 2012 and January 1, 2012, respectively. On April 10, 2013, a partial prepayment was made under the facility amounting to US$20 million.

EKN

On April 4, 2006, DMPI signed a US$18.7 million nine-year loan agreement with Nordea Bank AB (publ), or Nordea Bank, as the lender, to finance the supply of GSM mobile telephone equipment and related services. The facility is covered by a guarantee from EKN, the export-credit agency of Sweden. The loan is payable over nine years in 18 equal semi-annual installments with final installment on April 30, 2015. The loan was fully drawn on various dates in 2006 and 2007. The amounts of US$5 million, or Php219 million, US$5 million, or Php220 million, and US$7 million, or Php329 million, remained outstanding as at March 31, 2013, December 31, 2012 and January 1, 2012, respectively.

On December 20, 2006, DMPI signed a US$43.2 million seven-year Buyer’s Credit Agreement with ING Bank as the lender, to finance the equipment and service contracts for the GSM Expansion in Visayas and Mindanao. The facility is covered by a guarantee from EKN. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on May 30, 2014. The agreement was drawn on various dates in 2007 and 2008 in the total amount of US$42.9 million. The undrawn amount of US$0.3 million was cancelled. The amounts of US$9 million, or Php391 million, US$10 million, or Php393 million, and US$16 million, or Php700 million, remained outstanding as at March 31, 2013, December 31, 2012 and January 1, 2012, respectively.

On December 17, 2007, DMPI signed a US$59.2 million nine-year Buyer’s Credit Agreement with ING Bank, Societe Generale and Calyon as the lenders, to finance the equipment and service contracts for the Phase 7 North Luzon Expansion and Change-out Project. The facility is covered by a guarantee from EKN. The agreement is payable over nine years in 18 equal semi-annual installments with final installment on March 30, 2017. The agreement was drawn on various dates in 2008 and 2009 in the total amount of US$59 million. The undrawn amount of US$0.2 million was cancelled. The amounts of US$27 million, or Php1,105 million, US$31 million, or Php1,248 million, and US$38 million, or Php1,631 million, remained outstanding as at March 31, 2013, December 31, 2012 and January 1, 2012, respectively.

On December 17, 2007, DMPI signed a US$51.2 million nine-year Buyer’s Credit Agreement with ING Bank, Societe Generale and Calyon as the lenders, to finance the equipment and service contracts for the Phase 7 Expansion Project in Visayas and Mindanao. The facility is covered by a guarantee from EKN. The agreement is payable over nine years in 18 equal semi-annual installments with final installment on June 30, 2017. The agreement was drawn on various dates in 2008 and 2009 in the total amount of US$51.1 million. The undrawn amount of US$0.1 million was cancelled. The amounts of US$26 million, or Php1,080 million, US$26 million, or Php1,084 million, and US$32 million, or Php1,416 million, remained outstanding as at March 31, 2013, December 31, 2012 and January 1, 2012, respectively.

On November 25, 2008, Smart signed a US$22 million five-year term loan facility with Nordea Bank as the original lender, arranger and facility agent and subsequently assigned its rights and obligations to the AB Svensk Exportkredit (Swedish Export Credit Corporation), or SEK, supported by EKN on December 10, 2008, to finance the supply, installation, commissioning and testing of Wireless-Code Division Multiple Access, or W-CDMA/High Speed Packet Access project. This facility is payable semi-annually in ten equal installments with final installment on December 10, 2013. The agreement was drawn on various dates in 2008 and 2009 in the total amount of US$22 million. The outstanding balance under the facility amounted to US$5 million, or Php195 million, net of unamortized debt discount, as at March 31, 2013 and December 31, 2012 and US$9 million, or Php414 million, net of unamortized debt discount, as at January 1, 2012.

On June 10, 2011, Smart signed a US$49 million five-year term loan facility with Nordea Bank as the original lender, arranger and facility agent, to finance the supply and services contracts for the modernization and expansion project. On July 5, 2011, Nordea Bank assigned its rights and obligations to the SEK guaranteed by EKN. The agreement is comprised of Tranche A1, Tranche A2 and Tranche B in the amounts of US$24 million, US$24 million and US$1 million, respectively. This facility is payable semi-annually in ten equal installments with final installment on December 29, 2016 for Tranche A1 and B and October 30, 2017 for Tranche A2. The facility was drawn on various dates in 2012 in the total amount of US$33 million (US$24 million for Tranche A1, US$8 million for Tranche A2 and US$1 million for Tranche B) and the remaining balance of US$16 million for Tranche A2 was drawn on February 21, 2013. The amounts of US$43 million, or Php1,744 million, and US$27 million, or Php1,113 million, net of unamortized debt discount, remained outstanding as at March 31, 2013 and December 31, 2012, respectively.

On February 22, 2013, Smart signed a US$45.51 million five-year term loan facility with Nordea Bank as the original lender, arranger and facility agent, to finance the supply and services contracts for the modernization and expansion project,. Nordea Bank will subsequently assign its rights and obligations to the SEK guaranteed by EKN. The agreement is comprised of Tranche A1, Tranche A2, Tranche B1 and Tranche B2 in the amounts of US$25 million, US$19 million, US$0.86 million and US$0.65 million, respectively. No availment has been made on this facility as at May 7, 2013.

EKN and SEK

On April 28, 2009, DMPI signed a US$96.6 million eight-year loan agreement with Nordea Bank and ING Bank as the lenders, to finance the supply of GSM mobile telephone equipment and related services. The agreement is comprised of Tranche 1 and Tranche 2 in the total amounts of US$43 million and US$53.6 million, respectively. The facility is covered by a guarantee from EKN and SEK, the export-credit agency of Sweden. Both tranches are payable over eight and a half years in 17 equal semi-annual installments with final installment on February 28, 2018 for Tranche 1 and November 30, 2018 for Tranche 2. Tranches 1 and 2 were fully drawn on various dates in 2009, 2010 and 2011. The aggregate amounts of US$65 million, or Php2,655 million, US$67 million, or Php2,771 million, and US$79 million, or Php3,475 million, remained outstanding as at March 31, 2013, December 31, 2012 and January 1, 2012, respectively.

Finnvera, Plc, or Finnvera

On May 14, 2009, Smart signed a US$50 million five-year term loan facility with Finnish Export Credit, Plc, or FEC, guaranteed by Finnvera, the Finnish Export Credit Agency, and awarded to Calyon as the arranger, to finance the Phase 10 (Extension) GSM equipment and services contract. The loan is payable over five years in ten equal semi-annual installments with final installment on July 15, 2014. The facility was drawn on July 15, 2009. The amounts of US$15 million, or Php606 million, US$20 million, or Php811 million, and US$29 million, or Php1,290 million, net of unamortized debt discount, remained outstanding as at March 31, 2013, December 31, 2012 and January 1, 2012, respectively.

On October 9, 2009, Smart signed a US$50 million five-year term loan facility with FEC guaranteed by Finnvera for 100% political and commercial risk cover to finance GSM equipment and services contracts. The facility was awarded to Citicorp as the arranger and was drawn on April 7, 2010 and was subsequently transferred to ANZ on January 4, 2011. The loan is payable over five years in ten equal semi-annual installments with final installment on April 7, 2015. The amount of US$24 million, or Php1,002 million, net of unamortized debt discount, remained outstanding as at March 31, 2013 and December 31, 2012 and US$34 million, or Php1,485 million, net of unamortized debt discount, as at January 1, 2012.

Others – Export Credit Agencies

Compagnie Francaise d’ Assurance pour le Commerce Exterieur, or COFACE

On August 18, 2005, DMPI signed a US$19 million seven-year Export Credit Agreement with ING Bank, Societe Generale and Calyon as the lenders, to finance the supply of telecommunications materials, software, and services for the GSM Cellular Mobile Short Term Core Expansion Project. The facility is covered by a guarantee from COFACE, the export-credit agency of France. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on February 8, 2013. The agreement was drawn on various dates in 2005 and 2006 in the total amount of US$18.2 million. The undrawn amount of US$0.8 million was cancelled. The amount of US$1 million, or Php53 million, and US$4 million, or Php171 million, remained outstanding as at December 31, 2012 and January 1, 2012, respectively. The facility was paid in full on February 8, 2013.

Atradius N.V., or Atradius

On July 3, 2006, DMPI signed a US$6 million seven-year Buyer’s Credit Agreement with ING Bank as the lender, to finance the equipment and service contracts for the Phase 5 Mobile Messaging Core Network. The facility is covered by a guarantee from Atradius, the export-credit agency of Amsterdam, the Netherlands. The agreement is payable over seven years in 14 equal semi-annual installments with final installment on June 27, 2014. The agreement was drawn in 2006 and 2007 in the total amount of US$5.4 million. The undrawn amount of US$0.6 million was cancelled. The amounts of US$1 million, or Php47 million, US$1 million, or Php48 million, and US$2 million, or Php85 million, remained outstanding as at March 31, 2013, December 31, 2012 and January 1, 2012, respectively.

Fixed Rate Notes

On March 6, 1997, PLDT issued a US$300 million twenty-year non-amortizing fixed rate note with a coupon rate of 8.350% under the Indenture dated April 19, 1996 between PLDT and Deutsche Bank Trust Company Americas (formerly Bankers Trust Company) as trustee (“2017 Notes”). Proceeds of the 2017 Notes were utilized to fund PLDT’s service improvements and expansion program. The 2017 Notes will mature on March 6, 2017. On various dates in 2008 to 2010, PLDT repurchased the 2017 Notes from the secondary market in the aggregate amount of US$65.7 million. The amounts of US$232 million, or Php9,511 million, US$232 million, or Php9,544 million, and US$232 million, or Php10,189 million, net of unamortized debt discount, remained outstanding as at March 31, 2013, December 31, 2012 and January 1, 2012, respectively.

On May 15, 2002, PLDT issued a US$250 million ten-year non-amortizing fixed rate note with a coupon rate of 11.375% under the Indenture dated April 1, 1994 between PLDT and JP Morgan Chase Bank (formerly The Chase Manhattan Bank (National Association)) as trustee (“2012 Notes”). Proceeds of the 2012 Notes were utilized to refinance PLDT’s short-term and medium-term debts maturing up to 2005. On various dates in 2008 and 2009, PLDT repurchased the 2012 Notes from the secondary market in the aggregate amount of US$104.2 million. The amounts of US$145 million, or Php6,378 million, remained outstanding as at January 1, 2012. The 2012 Notes was paid in full on maturity date on May 15, 2012.

Term Loans

US$283 Million Term Loan Facility, or Debt Exchange Facility

On July 2, 2004, Smart acquired from PCEV’s creditors approximately US$289 million, or 69.4%, of the aggregate of PCEV’s outstanding restructured debt at that time, in exchange for Smart debt and a cash payment by Smart. In particular, Smart paid a cash amount of US$1.5 million, or Php84 million and issued new debt of US$283.2 million, or Php15,854 million, at fair value of Php8,390 million, net of unamortized debt discount amounting to Php7,464 million.

The outstanding balance of the Facility amounted to US$259 million, or Php10,580 million, US$254 million, or Php10,450 million, and US$238 million, or Php10,472 million, net of unamortized debt discount, as at March 31, 2013, December 31, 2012 and January 1, 2012, respectively. The Facility is payable in full upon maturity on June 30, 2014.

GSM Network Expansion Facilities

On October 16, 2006, Smart signed a U.S. Dollar term loan facility with Metropolitan Bank and Trust Company, or Metrobank, to finance the related Phase 9 GSM facility for an amount of US$50 million. The facility is a five-year loan payable in 18 equal quarterly installments commencing on the third quarter from initial drawdown date, with final repayment on October 10, 2012. The facility was drawn on October 10, 2007 for the full amount of US$50 million. The amount of US$11 million, or Php488 million, remained outstanding as at January 1, 2012. The facility was paid in full on October 10, 2012.

On October 10, 2007, Smart signed a US$50 million five-year term loan facility with Norddeutsche Landesbank Girozentrale Singapore Branch, or Nord LB, as the lender with Standard Chartered Bank (Hong Kong) Ltd. as the facility agent, to finance the related Phase 10 GSM equipment and service contracts. The loan is payable over five years in ten equal semi-annual payments, with final repayment on March 11, 2013. The full amount of the facility was drawn on March 10, 2008. The amount of US$5 million, or Php205 million, and US$15 million, or Php657 million, net of unamortized debt discount, remained outstanding as at December 31, 2012 and January 1, 2012, respectively. The facility was paid in full on March 11, 2013.

On November 27, 2008, Smart signed a US$50 million five-year term loan facility with FEC to finance the Phase 10 GSM equipment and service contracts. The facility was awarded to ABN AMRO Bank N.V., Australia and New Zealand Banking Group Limited, Standard Chartered Bank (Hong Kong) Ltd., Mizuho Corporate Bank Ltd. as the lead arrangers. The loan is payable over five years in ten equal semi-annual installments, with final repayment on January 23, 2014. The facility was drawn on various dates in 2009 in the total amount of US$50 million. The amounts of US$10 million, or Php408 million, US$15 million, or Php614 million, and US$25 million, or Php1,090 million, net of unamortized debt discount, remained outstanding as at March 31, 2013, December 31, 2012 and January 1, 2012, respectively.

On June 6, 2011, Smart signed a US$60 million five-year term loan facility with The Bank of Tokyo-Mitsubishi UFJ, Ltd. as the lender, to finance the equipment and service contracts for the modernization and expansion project. The loan is payable over five years in eight equal semi-annual installments with the first installment due on the 18th month from signing date, with final installment on June 6, 2016. The facility was drawn on various dates in 2012 in the total amount of US$60 million. The amounts of US$53 million, or Php2,148 million, and US$53 million, or Php2,157 million, remained outstanding as at March 31, 2013 and December 31, 2012, respectively.

On August 19, 2011, Smart signed a US$50 million five-year term loan facility with FEC as the lender, to finance the supply contracts for the modernization and expansion project. The facility was arranged by The Bank of Tokyo-Mitsubishi UFJ, Ltd., HSBC and Mizuho Corporate Bank, Ltd. The facility is payable semi-annually in ten equal installments commencing six months after August 19, 2012, with final installment on August 19, 2016. The facility was drawn on various dates in 2012 in the total amount of US$50 million. The amounts of US$43 million, or Php1,778 million, and US$50 million, or Php2,040 million, net of unamortized debt discount, remained outstanding as at March 31, 2013 and December 31, 2012, respectively.

On May 29, 2012, Smart signed a US$50 million five-year term loan facility with The Bank of Tokyo-Mitsubishi UFJ, Ltd. as the lender, to finance the equipment and service contracts for the modernization and expansion project. The loan is payable over five years in nine equal semi-annual installments with the first installment due on May 29, 2013, with final installment on May 29, 2017. The facility was drawn on various dates in 2012 in the total amount of US$50 million. The amounts of US$49 million, or Php2,020 million, and US$49 million, or Php2,025 million, net of unamortized debt discount, remained outstanding as at March 31, 2013 and December 31, 2012, respectively.

Other Term Loans

On January 15, 2008, PLDT signed a US$100 million term loan facility agreement with Nord LB to be used for the capital expenditure requirements of PLDT. The loan is payable over five years in ten equal semi-annual installments. Two separate drawdowns of US$50 million each were drawn from the facility on March 27, 2008 and April 10, 2008. The amount of US$10 million, or Php411 million, and US$30 million, or Php1,318 million, remained outstanding as at December 31, 2012 and January 1, 2012, respectively. The facility was paid in full on March 27, 2013.

On July 15, 2008, PLDT signed a US$50 million term loan facility agreement with the Bank of the Philippine Islands, or BPI, to refinance its loan obligations which were utilized for service improvements and expansion programs. The loan is payable in 17 equal quarterly installments commencing on the fourth quarter from initial drawdown date, with final repayment on July 22, 2013. The loan was drawn on various dates in 2008 in total amount of US$50 million. The amounts of US$6 million, or Php240 million, US$9 million, or Php362 million, and US$21 million, Php904 million, remained outstanding as at March 31, 2013, December 31, 2012 and January 1, 2012, respectively.

On March 7, 2012, PLDT signed a US$150 million term loan facility agreement with a syndicate of banks with The Bank of Tokyo-Mitsubishi UFJ, Ltd. as the facility agent. Proceeds from the facility will be used to finance capital expenditures and/or to refinance PLDT’s existing loan obligations which were also used to finance capital expenditures for network expansion and improvement programs. The facility is payable over five years in nine equal semi-annual installments commencing on the date which falls 12 months after the date of the facility agreement, with final repayment on March 7, 2017. Two separate drawdowns of US$100 million and US$50 million were drawn on May 10, 2012 and September 4, 2012, respectively. The amounts of US$134 million, or Php5,456 million, and US$150 million, or Php6,162 million, remained outstanding as at March 31, 2013 and December 31, 2012, respectively.

On March 16, 2012, PLDT signed a US$25 million term loan facility agreement with Citibank, N.A. Manila to refinance PLDT’s loan obligations which were utilized for service improvements and expansion programs. The loan is payable over five years in 17 equal quarterly installments commencing 12 months from initial drawdown date, with final repayment on May 30, 2017. The facility was fully drawn on May 29, 2012. The amounts of US$25 million, or Php1,023 million, and US$25 million, or Php1,027 million, remained outstanding as at March 31, 2013 and December 31, 2012, respectively.

On March 23, 2012, SPi signed a US$15 million term loan facility agreement with Security Banking Corporation, or Security Bank. Proceeds of the loan were used for working capital requirements. The loan is payable in 19 quarterly installments commencing on September 24, 2012 with final installment on March 27, 2017. The loan was fully drawn on March 26, 2012. The amounts of US$13 million, or Php517 million, and US$13 million, or Php551 million, has been presented as part of interest-bearing financial liabilities under liabilities directly associated with assets classified as held-for-sale as at March 31, 2013 and December 31, 2012, respectively. The loan was prepaid in full on April 24, 2013. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations.

On January 16, 2013, PLDT signed a US$300 million term loan facility agreement with a syndicate of banks with the Bank of Tokyo-Mitsubishi UFJ, Ltd. as the facility agent. Proceeds from the facility will be used to finance capital expenditures and/or to refinance PLDT’s existing obligations which were also used to finance capital expenditures for network expansion and improvement programs. The facility is payable over five years in nine equal semi-annual installments commencing on the date which falls 12 months after the date of the facility agreement, with final repayment on January 16, 2018. The amounts of US$40 million and US$160 million were partially drawn on March 6, 2013 and April 19, 2013, respectively, and the balance of U$100 million remained undrawn as at May 7, 2013. The amount of US$40 million, or Php1,637 million, remained outstanding as at March 31, 2013.

On January 28, 2013, Smart signed a US$35 million five-year term loan facility with China Banking Corporation to finance the equipment and service contracts for the modernization and expansion project. The loan is payable over five years in ten equal semi-annual installments. The amount of US$35 million was fully drawn on May 7, 2013. There was no outstanding balance under this facility as at March 31, 2013.

On March 25, 2013, Smart signed a US$50 million five-year term loan facility with FEC as the original lender, to finance the supply and services contracts for the modernization and expansion project. The facility was arranged by the Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mizuho Corporate Bank, Ltd. This facility is payable semi-annually in nine equal installments commencing six months after drawdown date. No availment has been made on this facility as at May 7, 2013.

Philippine Peso Debts:

Corporate Notes

Php5,000 Million Fixed Rate Corporate Notes

On February 15, 2007, Smart issued Php5,000 million fixed rate corporate notes, comprised of Series A five-year notes amounting to Php3,800 million and Series B ten-year notes amounting to Php1,200 million. Proceeds from the issuance of these notes have been used primarily for Smart’s capital expenditures for network improvement and expansion program. The Series A note of Php3,800 million was paid in full on February 16, 2012. The amount of Php1,152 million Series B note remained outstanding as at March 31, 2013 and December 31, 2012 and Php4,963 million as at January 1, 2012.

Php5,000 Million Fixed Rate Corporate Notes

On December 12, 2008, Smart issued Php5,000 million five-year term unsecured fixed rate corporate notes. Funds raised from the issuance of these notes were used primarily to finance Smart’s capital expenditures for network upgrade and expansion program. The facility has annual amortizations equivalent to 1% of the principal amount with the balance of 96% payable on December 13, 2013. The amount of Php4,827 million, net of unamortized debt discount, remained outstanding as at January 1, 2012 and was paid in full on March 12, 2012.

Php5,000 Million Fixed Rate Corporate Notes

On February 20, 2009, PLDT issued Php5,000 million fixed rate corporate notes under a Notes Facility Agreement dated February 18, 2009, comprised of Series A five-year notes amounting to Php2,390 million, Series B seven-year notes amounting to Php100 million, and Series C ten-year notes amounting to Php2,510 million. Proceeds from the facility were used to finance capital expenditures of PLDT. The Series A notes are payable over five years with an annual amortization rate of 1% of the issue price on the first year up to the fourth year from issue date and the balance payable upon maturity on February 21, 2014. The Series B notes are payable over seven years with an amortization rate of 1% of the issue price on the fifth year and sixth year from issue date and the balance payable upon maturity on February 22, 2016. The Series C notes are payable over ten years with an amortization rate of 1% of the issue price on the fifth year up to the ninth year from issue date and the balance payable upon maturity on February 20, 2019. The aggregate amount of Php4,952 million remained outstanding as at January 1, 2012. The facility was prepaid in full on November 20, 2012.

Php7,000 Million Fixed Rate Corporate Notes

On December 10, 2009, PLDT issued Php7,000 million fixed rate corporate notes under a Notes Facility Agreement dated December 8, 2009, comprised of Series A five-year notes amounting to Php5,050 million, Series B seven-year notes amounting to Php850 million, and Series C ten-year notes amounting to Php1,100 million. Proceeds from the facility were used to finance capital expenditures and/or to refinance its loan obligations which were also used to finance capital expenditures for network expansion and improvement. The Series A notes are payable over five years with an annual amortization rate of 2% of the issue price on the first year up to the fourth year from issue date and the balance payable upon maturity on March 10, 2015. The Series B notes are payable over seven years with an annual amortization rate of 1% of the issue price on the first year up to the sixth year from issue date and the balance payable upon maturity on December 12, 2016. The Series C notes are payable in full upon maturity on December 10, 2019. The aggregate amount of Php6,781 million remained outstanding as at January 1, 2012. The facility was prepaid in full on December 10, 2012.

Php2,500 Million Fixed Rate Corporate Notes

On July 13, 2010, PLDT issued Php2,500 million five-year fixed rate corporate notes under a Notes Facility Agreement dated July 12, 2010. Proceeds from the facility were used to finance capital expenditures and/or to refinance PLDT’s loan obligations which were also used to finance capital expenditures for network expansion and improvement. The notes are non-amortizing and will mature on July 13, 2015. The amount of Php2,500 million remained outstanding as at March 31, 2013, December 31, 2012 and January 1, 2012.

Php2,500 Million Fixed Rate Corporate Notes

On July 13, 2010, Smart issued Php2,500 million five-year fixed rate corporate notes under a Notes Facility Agreement dated July 12, 2010. Proceeds from the facility were used primarily to finance Smart’s capital expenditures for network improvement and expansion program. The notes are non-amortizing and will mature on July 13, 2015. The amounts of Php2,491 million, Php2,490 million and Php2,487 million, net of unamortized debt discount, remained outstanding as at March 31, 2013, December 31, 2012 and January 1, 2012, respectively.

Php2,000 Million Fixed Rate Corporate Notes

On March 9, 2011, Smart signed a Php2,000 million Notes Facility Agreement with BDO Private Bank, Inc. to finance capital expenditures for network improvement and expansion program. Tranche A amounting to Php1,000 million was issued on March 16, 2011. Tranche B amounting to Php1,000 million was issued in multiple drawdowns of Php250 million each, the first of which was on March 24, 2011. On various dates in April 2011, the remaining Php750 million of Tranche B was fully drawn. The facility is payable in full, five years from their respective issue dates. The aggregate amount of Php2,000 million remained outstanding as at March 31, 2013, December 31, 2012 and January 1, 2012.

Php5,000 Million Fixed Rate Corporate Notes

On March 24, 2011, PLDT issued Php5,000 million fixed rate corporate notes under a Notes Facility Agreement dated March 22, 2011, comprised of Series A five-year notes amounting to Php3,435 million, Series B seven-year notes amounting to Php700 million and Series C ten-year notes amounting to Php865 million. Proceeds from the facilities were used to finance capital expenditures for network expansion and improvement and/or to refinance existing debt obligations which were also used to finance service improvements and expansion programs. The Series A notes are payable over five years with an annual amortization rate of 1% of the issue price on the first year up to the fourth year from issue date and the balance payable upon maturity on March 25, 2016. The Series B notes are payable over seven years with an annual amortization rate of 1% of the issue price on the first year up to the sixth year from issue date and the balance payable upon maturity on March 26, 2018. The Series C notes are payable over ten years with an annual amortization rate of 1% of the issue price on the first year up to the ninth year from issue date and the balance payable upon maturity on March 24, 2021. The aggregate amounts of Php4,950 million and Php5,000 million remained outstanding as at December 31, 2012 and January 1, 2012, respectively. The facility was prepaid in full on March 25, 2013.

Php5,000 Million Fixed Rate Corporate Notes

On November 8, 2011, PLDT issued Php5,000 million fixed rate notes under a Notes Facility Agreement dated November 4, 2011, comprised of Series A five-year notes amounting to Php2,795 million, Series B seven-year notes amounting to Php230 million and Series C ten-year notes amounting to Php1,975 million. Proceeds from the facilities were used to finance capital expenditures for network expansion and improvement and/or to refinance existing debt obligations which were also used to finance service improvements and expansion programs. The Series A notes are payable over five years with an annual amortization rate of 1% of the issue price on the first year up to the fourth year from issue date and the balance payable upon maturity on November 9, 2016. The Series B notes are payable over seven years with an annual amortization rate of 1% of the issue price on the first year up to the sixth year from issue date and the balance payable upon maturity on November 8, 2018. The Series C notes are payable over ten years with an annual amortization rate of 1% of the issue price on the first year up to the ninth year from issue date and the balance payable upon maturity on November 8, 2021. The aggregate amounts of Php4,950 million remained outstanding as at March 31, 2013 and December 31, 2012 and Php5,000 million as at January 1, 2012.

Php5,500 Million Fixed Rate Corporate Notes

On March 19, 2012, Smart issued Php5,500 million fixed rate corporate notes under a Notes Facility Agreement dated March 15, 2012, comprised of Series A five-year notes amounting to Php1,910 million and Series B ten-year notes amounting to Php3,590 million. Proceeds from the issuance of these notes have been used primarily for Smart’s debt refinancing and capital expenditures. The Series A note facility has annual amortization equivalent to 1% of the principal amount starting March 19, 2013 with the balance of 96% payable on March 20, 2017. The Series B note facility has annual amortization equivalent to 1% of the principal amount starting March 19, 2013 with the balance of 91% payable on March 21, 2022. The aggregate amounts of Php5,411 million and Php5,464 million, net of unamortized debt discount, remained outstanding as at March 31, 2013 and December 31, 2012, respectively.

Php1,500 Million Fixed Rate Corporate Notes

On July 27, 2012, PLDT issued Php1,500 million seven-year fixed rate corporate notes under a Fixed Rate Corporate Notes Facility Agreement dated July 25, 2012. Proceeds from the facility were used to finance capital expenditures for network expansion and improvement. The notes are payable over seven years with an annual amortization rate of 1% of the issue price on the first year up to the sixth year from issue date and the balance payable upon maturity on July 29, 2019. The amount of Php1,500 million remained outstanding as at March 31, 2013 and December 31, 2012.

Php8,800 Million Fixed Rate Corporate Notes

On September 21, 2012, PLDT issued Php8,800 million fixed rate corporate notes under a Fixed Rate Corporate Notes Facility Agreement, dated September 19, 2012, comprised of Series A seven-year notes amounting to Php4,610 million and Series B ten-year notes amounting to Php4,190 million. Proceeds from the facility were used to refinance existing obligations the proceeds of which were used for capital expenditures for network expansion and improvement. The Series A notes are payable over seven years with an annual amortization rate of 1% of the issue price on the first year up to the sixth year from issue date and the balance payable upon maturity on September 21, 2019. The Series B notes are payable over ten years with an annual amortization rate of 1% of the issue price on the first year up to the ninth year from issue date and the balance payable upon maturity on September 21, 2022. The amount of Php8,800 million remained outstanding as at March 31, 2013 and December 31, 2012.

Php6,200 Million Fixed Rate Corporate Notes

On November 22, 2012, PLDT issued Php6,200 million fixed rate corporate notes under a Fixed Rate Corporate Notes Facility Agreement, dated November 20, 2012, comprised of Series A seven-year notes amounting to Php3,775 million and Series B ten-year notes amounting to Php2,425 million. Proceeds from the facility were used to refinance existing obligations the proceeds of which were used for capital expenditures for network expansion and improvement. The Series A notes are payable over seven years with an annual amortization rate of 1% of the issued price on the first year up to the sixth year from issue date and the balance payable upon maturity on November 22, 2019. The Series B notes are payable over ten-years with an annual amortization rate of 1% of the issue price on the first year up to the ninth year from issue date and the balance payable upon maturity on November 22, 2022. The amount of Php6,200 million remained outstanding as at March 31, 2013 and December 31, 2012.

Term Loans

Unsecured Term Loans

Php2,500 Million Term Loan Facility

On October 21, 2008, Smart signed a Php2,500 million term loan facility with Metrobank to finance capital expenditures for network improvement and expansion program, which was drawn in full on November 13, 2008. The facility is payable over five years in 16 equal consecutive quarterly installments commencing on the fifth quarter from the date of the first drawdown, with final repayment on November 13, 2013. The amounts of Php468 million, Php624 million and Php1,248 million, net of unamortized debt discount, remained outstanding as at March 31, 2013, December 31, 2012 and January 1, 2012, respectively.

Php2,400 Million Term Loan Facility

On November 21, 2008, PLDT signed a Php2,400 million term loan facility agreement with Land Bank of the Philippines, or LBP, to finance capital expenditures and/or to refinance its loan obligations which were utilized for service improvements and expansion programs. The loan is payable over five years in ten equal semi-annual installments, with final repayment on December 12, 2013. The loan was drawn on various dates in 2008 and 2009 in the total amount of Php2,400 million. The amount of Php511 million remained outstanding as at March 31, 2013 and December 31, 2012 and Php1,022 million as at January 1, 2012.

Php3,000 Million Term Loan Facility

On November 26, 2008, PLDT signed a Php3,000 million term loan facility agreement with Union Bank of the Philippines, or Union Bank, to finance capital expenditures and/or to refinance its loan obligations which were utilized for service improvements and expansion programs. The loan is payable over five years in nine equal semi-annual installments commencing on the second semester from initial drawdown date, with final repayment on December 23, 2013. The loan was drawn on various dates in 2008 and 2009 in the total amount of Php3,000 million. The amount of Php667 million remained outstanding as at March 31, 2013 and December 31, 2012 and Php1,333 million as at January 1, 2012.

Php2,000 Million Term Loan Facility

On November 28, 2008, PLDT signed a Php2,000 million term loan facility agreement with Philippine National Bank, or PNB, to be used for its capital expenditure requirements in connection with PLDT’s service improvement and expansion programs. The loan is payable over five years in 17 equal quarterly installments commencing on the fourth quarter from initial drawdown date, with final repayment on December 19, 2013. The loan was drawn on various dates in 2008 and 2009 in the total amount of Php2,000 million. The amounts of Php353 million, Php470 million and Php941 million, remained outstanding as at March 31, 2013, December 31, 2012, and January 1, 2012, respectively.

Php2,500 Million Term Loan Facility

On March 6, 2009, PLDT signed a Php2,500 million term loan facility agreement with Banco de Oro Unibank, Inc., or BDO, to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The loan is payable in full upon maturity on April 17, 2014. The amount of Php2,500 million remained outstanding as at January 1, 2012. The facility was prepaid in full on October 17, 2012.

Php1,500 Million Term Loan Facility

On May 12, 2009, Smart signed a Php1,500 million term loan facility with BDO to finance capital expenditures for network improvement and expansion program, which was fully drawn on May 20, 2009. The facility is a three-year loan, payable in full upon maturity on May 20, 2012. The amount of Php1,498 million, net of unamortized debt discount, remained outstanding as at January 1, 2012 and was paid in full on May 20, 2012.

Php2,500 Million Term Loan Facility

On June 8, 2009, PLDT signed a Php2,500 million term loan facility agreement with RCBC to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The facility is payable over seven years with an annual amortization of 1% on the fifth and sixth year from initial drawdown date and the balance payable upon maturity on September 28, 2016. The amount of Php2,500 million remained outstanding as at January 1, 2012. The facility was prepaid in full on September 28, 2012.

Php1,500 Million Term Loan Facility

On June 16, 2009, PLDT signed Php1,500 million term loan facility agreement with Allied Banking Corporation to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The facility is payable over five years in 17 equal quarterly installments commencing on September 15, 2010, with final repayment on September 15, 2014. The amount of Php1,500 million was fully drawn on September 15, 2009. The amounts of Php529 million, Php618 million and Php971 million remained outstanding as at March 31, 2013, December 31, 2012 and January 1, 2012, respectively.

Php500 Million Term Loan Facility

On June 29, 2009, PLDT signed a Php500 million term loan facility agreement with Insular Life Assurance Company, Ltd. to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The loan is payable in full upon maturity on July 1, 2016. The amount of Php500 million remained outstanding as at January 1, 2012. The facility was prepaid in full on October 1, 2012.

Php1,000 Million Term Loan Facility

On July 16, 2009, Smart signed a Php1,000 million term loan facility with Metrobank to finance capital expenditures for network improvement and expansion program, which was drawn in full on August 3, 2009. The facility is payable over five years in 16 equal consecutive quarterly installments commencing on the fifth quarter from the date of the first drawdown, with final repayment on August 1, 2014. The amounts of Php375 million, Php438 million and Php688 million remained outstanding as at March 31, 2013, December 31, 2012 and January 1, 2012, respectively.

Php2,000 Million Term Loan Facility

On September 18, 2009, PLDT signed a Php2,000 million term loan facility agreement with BPI to finance capital expenditures and/or refinance its loan obligations which were utilized for service improvements and expansion programs. The facility is payable over five years in 17 equal quarterly installments, with final repayment on October 27, 2014. The initial drawdown under this loan was made on October 26, 2009 in the amount of Php1,000 million and the balance of Php1,000 million was subsequently drawn on December 4, 2009. The amounts of Php824 million, Php941 million and Php1,412 million remained outstanding as at March 31, 2013, December 31, 2012 and January 1, 2012, respectively.

Php1,000 Million Term Loan Facility

On November 23, 2009, PLDT signed a Php1,000 million term loan facility agreement with BPI to finance capital expenditures and/or refinance its obligations which were utilized for service improvements and expansion programs. The facility is payable over five years in 17 equal quarterly installments, with final repayment on December 18, 2014. The amount of Php1,000 million was fully drawn on December 18, 2009. The amounts of Php412 million, Php471 million and Php706 million remained outstanding as at March 31, 2013, December 31, 2012 and January 1, 2012, respectively.

Php1,500 Million Term Loan Facility

On March 15, 2011, Smart signed a Php1,500 million term loan facility with Metrobank to finance capital expenditures for network improvement and expansion program. The facility is a five-year loan, payable in full upon maturity on March 22, 2016. The amount of Php1,500 million was fully drawn on March 22, 2011 and remained outstanding as at March 31, 2013, December 31, 2012 and January 1, 2012.

Php2,000 Million Term Loan Facility

On March 24, 2011, Smart signed a Php2,000 million term loan facility with PNB to finance capital expenditures for network improvement and expansion program. The facility is a five-year loan, payable in full upon maturity on March 29, 2016. The amount of Php2,000 million was fully drawn on March 29, 2011. The facility was partially prepaid on December 28, 2012 in the amount of Php200 million. The amount of Php1,800 million remained outstanding as at March 31, 2013 and December 31, 2012 and Php2,000 million as at January 1, 2012.

Php500 Million Term Loan Facility

On April 4, 2011, PLDT signed a Php500 million term loan facility agreement with the Manufacturers Life Insurance Co. (Phils.), Inc., or Manulife, to finance capital expenditures and/or refinance its existing loan obligations which were utilized for service improvements and expansion programs. The loan is payable in full upon maturity on June 17, 2016. The amount of Php500 million was fully drawn on June 16, 2011 and remained outstanding as at March 31, 2013, December 31, 2012 and January 1, 2012.

Php300 Million Term Loan Facility

On April 4, 2011, PLDT signed a Php300 million term loan facility agreement with the Manulife to finance capital expenditures and/or refinance its existing loan obligations which were utilized for service improvements and expansion programs. The loan is payable in full upon maturity on April 29, 2016. The amount of Php300 million was fully drawn on April 28, 2011 and remained outstanding as at March 31, 2013, December 31, 2012 and January 1, 2012.

Php1,000 Million Term Loan Facility

On April 12, 2011, Digitel signed a Php1,000 million five-year term loan facility agreement with Metrobank as the lender, to finance additional capital expenditure requirements. The principal is payable upon maturity or on June 23, 2016. The partial drawdowns were made on various dates in June 2011 in the aggregate amount of Php710 million and the balance of Php290 million was subsequently drawn on June 21, 2012. The amount of Php1,000 million remained outstanding as at March 31, 2013 and December 31, 2012 and Php710 million as at January 1, 2012.

Php2,000 Million Term Loan Facility

On April 14, 2011, Digitel signed a Php2,000 million five-year term loan facility agreement with BDO as the lender, to finance the capital expenditures and/or refinance existing loan obligations. The principal is payable in full upon maturity on May 26, 2016. The loan was drawn on various dates in 2011 in the total amount of Php1,948 million and remained outstanding as at March 31, 2013, December 31, 2012 and January 1, 2012. The undrawn amount of Php52 million was cancelled.

Php2,000 Million Term Loan Facility

On March 20, 2012, PLDT signed a Php2,000 million term loan facility agreement with RCBC to finance capital expenditures and/or refinance PLDT’s loan obligations which were utilized for service improvements and expansion programs. The facility is payable over ten years with an annual amortization rate of 1% on the fifth year up to the ninth year from initial drawdown date and the balance payable upon maturity on April 12, 2022. The amount of Php2,000 million was fully drawn on April 12, 2012 and remained outstanding as at March 31, 2013 and December 31, 2012.

Php3,000 Million Term Loan Facility

On April 27, 2012, PLDT signed a Php3,000 million term loan facility agreement with LBP to finance capital expenditures and/or refinance PLDT’s loan obligations which were utilized for service improvements and expansion programs. The facility is payable over five years with an annual amortization rate of 1% on the first year up to the fourth year from drawdown date and the balance payable upon maturity on July 18, 2017. The amount of Php3,000 million was fully drawn on July 18, 2012 and remained outstanding as at March 31, 2013 and December 31, 2012.

Php2,000 Million Term Loan Facility

On May 29, 2012, PLDT signed a Php2,000 million term loan facility agreement with LBP to finance capital expenditures and/or refinance PLDT’s loan obligations which were utilized for service improvements and expansion programs. The facility is payable over five years with an annual amortization rate of 1% on the first year up to the fourth year from initial drawdown date and the balance payable upon maturity on June 27, 2017. The amount of Php2,000 million was fully drawn on June 27, 2012 and remained outstanding as at March 31, 2013 and December 31, 2012.

Php1,000 Million Term Loan Facility

On June 7, 2012, Smart signed a Php1,000 million term loan facility with LBP to finance capital expenditures for its network upgrade and expansion program. The facility is a five-year loan with annual amortizations equivalent to 1% of the principal amount commencing on the first anniversary of the initial drawdown with the balance of 96% payable upon maturity on August 22, 2017. The amount of Php1,000 million was fully drawn on August 22, 2012 and remained outstanding as at March 31, 2013 and December 31, 2012.

Php1,500 Million Term Loan Facility

On June 27, 2012, DMPI signed a Php1,500 million seven-year fixed rate term loan facility with BPI, BPI Asset Management and Trust Group and ALFM Peso Bond Fund, Inc. to finance capital expenditures for network expansion and improvements. The facility has annual amortization payments equivalent to 1% of the outstanding principal amount with the balance payable on June 29, 2019. First availment was made on June 29, 2012 amounting to Php700 million and the balance of Php800 million was subsequently drawn on September 24, 2012. The amount of Php1,500 million remained outstanding as at March 31, 2013 and December 31, 2012.

Php200 Million Term Loan Facility

On August 31, 2012, PLDT signed a Php200 million term loan facility agreement with Manulife to refinance PLDT’s existing loan obligations which were utilized for service improvements and expansion programs. The facility is payable in full upon maturity on October 9, 2019. The amount of Php200 million was fully drawn on October 9, 2012 and remained outstanding as at March 31, 2013 and December 31, 2012.

Php1,000 Million Term Loan Facility

On September 3, 2012, PLDT signed a Php1,000 million term loan facility agreement with Union Bank to finance capital expenditures and/or refinance PLDT’s existing loan obligations which were utilized for service improvements and expansion programs. The facility is payable over seven years with an annual amortization rate of 1% on the first year up to the sixth year from initial drawdown date and the balance payable upon maturity on January 13, 2020. The amount of Php1,000 million was fully drawn on January 11, 2013 and remained outstanding as at March 31, 2013.

Php1,000 Million Term Loan Facility

On October 11, 2012, PLDT signed a Php1,000 million term loan facility agreement with Philippine American Life and General Insurance to refinance PLDT’s loan obligations, the proceeds of which were utilized for service improvements and expansion programs. The facility is payable in full upon maturity on December 5, 2022. The amount of Php1,000 million was drawn on December 3, 2012 and remained outstanding as at March 31, 2013 and December 31, 2012.

Php3,000 Million Term Loan Facility

On December 17, 2012, Smart signed a Php3,000 million term loan facility with LBP to finance capital expenditures for its network upgrade and expansion program. The facility is a seven-year loan with annual amortizations equivalent to 1% of the principal amount commencing on the first anniversary of the initial drawdown with the balance of 94% payable upon maturity on December 20, 2019. The amount of Php1,000 million was partially drawn on December 20, 2012 and the remaining balance was fully drawn on March 15, 2013. The amounts of Php3,000 million and Php1,000 million remained outstanding as at March 31, 2013 and December 31, 2012, respectively.

Secured Term Loans

Php150 Million Term Loan Facility

On June 7, 2007, AGS obtained a Php150 million medium term loan facility with BPI, which was fully availed of in December 2007. Each interest period will cover a 90-day period commencing on the initial drawdown date and the interest rate will be determined at the first day of each interest period and payable at the end of the interest period. The loan facility was obtained to facilitate the purchase of a subsidiary and to support its working capital requirements. The aggregate loan amount is due as follows: (a) 20% within the third year from first drawdown date; (b) 20% within the fourth year from first drawdown date; and (c) 60% within the fifth year from first drawdown date. AGS is given a right to repay the principal and the interest accruing thereon on each interest payment date or interest rate setting date without any prepayment penalty. AGS and the bank has agreed to the following terms: (a) pledge of AGS’s shares of stock of the subsidiary purchased at a collateral loan ratio of 2:1;
(b) assignment of receivables at a collateral-to-loan of 2:1; and (c) negative pledge on other present and future assets of AGS. The outstanding principal balance of the loan amounting to Php49 million as at January 1, 2012 was paid in full on June 30, 2012.

Notes Payable

Vendor Financing

On January 5, 2006, DMPI issued a US$1.3 million Promissory Note in relation to the Purchase Agreement between DMPI and Ceragon Networks Ltd., dated December 1, 2005, as payment for the financeable portion of the Contract Price. The Promissory Note is payable in ten consecutive semi-annual installments with final installment on February 22, 2012. The outstanding balance amounting to US$0.1 million, or Php5 million, as at January 1, 2012 was paid in full on February 22, 2012.

On January 5, 2006, DMPI issued a US$1.2 million Promissory Note in relation to the Purchase Agreement between DMPI and Ceragon Networks Ltd. dated December 1, 2005 as payment for the financeable portion of the Contract Price. The Promissory Note is payable in ten consecutive semi-annual installments with final installment on June 28, 2012. The outstanding balance amounting to US$0.1 million, or Php5 million, as at January 1, 2012 was paid in full on June 28, 2012.

The aggregate outstanding balance of trust receipts amounted to Php1,562 million as at January 1, 2012. DMPI and DTPI’s trust receipts have been fully paid as at December 31, 2012.

On April 1, 2011, SPi availed US$9 million and US$16 million short-term loans from BPI and Security Bank, respectively. The additional loan US$10 million was availed last October 28, 2011 from Security Bank. Proceeds of the loans were used for working capital requirements. Interest rate on each loan is repriced every month with final installment on December 18, 2012. The loans were prepaid on various dates in 2012 in the aggregate amount of US$31.5 million. The aggregate amounts of US$3.5 million, or Php144 million, and US$35 million, or Php1,537 million, remained outstanding as at December 31, 2012 and January 1, 2012, respectively. The remaining balance of US$3.5 million, or Php144 million, as at December 31, 2012 was fully paid in February 2013. The December 31, 2012 outstanding balance was presented as part of interest-bearing financial liabilities under liabilities directly associated with assets classified as held-for-sale. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations.

Debt Covenants

Our debt instruments contain restrictive covenants, including covenants that require us to comply with specified financial ratios and other financial tests, calculated in conformity with PFRS at relevant measurement dates, principally at the end of each quarterly period. We have complied with all of our maintenance financial ratios as required under our loan covenants and other debt instruments.

The principal factors that can negatively affect our ability to comply with these financial ratios and other financial tests are depreciation of the Philippine peso relative to the U.S. dollar, poor operating performance of PLDT and its consolidated subsidiaries, impairment or similar charges in respect of investments or other long-lived assets that may be recognized by PLDT and its consolidated subsidiaries, and increases in our interest expense. Interest expense may increase as a result of various factors including issuance of new debt, the refinancing of lower cost indebtedness by higher cost indebtedness, depreciation of the Philippine peso, the lowering of PLDT’s credit ratings or the credit ratings of the Philippines, increase in reference interest rates, and general market conditions. Since approximately 46%, 45% and 47% of PLDT’s total consolidated debts as at March 31, 2013, December 31, 2012 and January 1, 2012, respectively, were denominated in foreign currencies, principally in U.S. dollars, many of these financial ratios and other tests are negatively affected by any weakening of the Philippine peso. See Note 27 – Financial Assets and Liabilities – Foreign Currency Exchange Risk.

PLDT’s debt instruments contain a number of other negative covenants that, subject to certain exceptions and qualifications, restrict PLDT’s ability to take certain actions without lenders’ approval, including: (a) making or permitting any material change in the character of its business; (b) disposing of all or substantially all of its assets, or any significant portion thereof other than in the ordinary course of business; (c) creating any lien or security interest; (d) permitting set-off against amounts owed to PLDT; and (e) merging or consolidating with any other company except where PLDT is the surviving corporation.

Furthermore, certain of DMPI’s debt instruments contain provisions wherein DMPI may be declared in default in case of a change in control in DMPI.

PLDT’s debt instruments and guarantees for DMPI loans also contain customary and other default provisions that permit the lender to accelerate amounts due or terminate their commitments to extend additional funds under the debt instruments. These default provisions include: (a) cross-defaults that will be triggered only if the principal amount of the defaulted indebtedness exceeds a threshold amount specified in these debt instruments; (b) failure by PLDT to meet certain financial ratio covenants referred to above; (c) the occurrence of any material adverse change in circumstances that a lender reasonably believes materially impairs PLDT’s ability to perform its obligations under its debt instrument with the lender; (d) the revocation, termination or amendment of any of the permits or franchises of PLDT in any manner unacceptable to the lender; (e) the nationalization or sustained discontinuance of all or a substantial portion of PLDT’s business; and (f) other typical events of default, including the commencement of bankruptcy, insolvency, liquidation or winding up proceedings by PLDT.

Smart’s debt instruments contain certain restrictive covenants that require Smart to comply with specified financial ratios and other financial tests at semi-annual measurement dates. Smart’s loan agreements include compliance with financial tests such as consolidated debt to consolidated equity, consolidated debt to consolidated EBITDA and debt service coverage ratios. Previously, Smart was required to comply with certain consolidated debt to consolidated equity ratio under Variable Loan Agreement 2014 debt with Marubeni Corporation as original lender and under the 2014 (A) Debt under Metrobank as Facility Agent. On August 16, 2012 and September 3, 2012, the approvals to amend the covenant from “the ratio of Consolidated Debt to Consolidated Equity” to “the ratio of Consolidated Debt to Consolidated EBITDA” were obtained. The agreements also contain customary and other default provisions that permit the lender to accelerate amounts due under the loans or terminate their commitments to extend additional funds under the loans. These default provisions include: (a) cross-defaults and cross-accelerations that permit a lender to declare a default if Smart is in default under another loan agreement. These cross-default provisions are triggered upon a payment or other default permitting the acceleration of Smart debt, whether or not the defaulted debt is accelerated; (b) failure by Smart to comply with certain financial ratio covenants; and (c) the occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs Smart’s ability to perform its obligations or impair the guarantors’ ability to perform their obligations under its loan agreements.

DMPI’s debt instruments contain customary and other default provisions that permit the lender to accelerate amounts due under the loans, including: (a) cross-defaults and cross-accelerations that permit a lender to declare a default if DMPI or PLDT, as guarantor, is in default under another loan agreement; (b) failure by PLDT to comply with certain financial ratio covenants; (c) occurrence of any material adverse change in circumstances that the lender reasonably believes materially impairs DMPI’s and PLDT’s ability to perform its obligations under its loan agreements; (d) change of control; and (e) other typical events of default including the commencement of bankruptcy, insolvency, liquidation, or winding up proceedings by DMPI.

As at March 31, 2013, we were in compliance with all of our debt covenants.

Obligations Under Finance Leases

The consolidated future minimum payments for finance leases as at March 31, 2013 are as follows:

Year	(in million pesos)
2013(1)	8
2014	6
2015	5
2016 and onwards	1
Total minimum finance lease payments (Note 27)	20
Less amount representing unamortized interest	3

Present value of net minimum finance lease payments (Notes 2, 3 and 27)	17
Less obligations under finance leases maturing within one year (Notes 9 and 27)	8

Long-term portion of obligations under finance leases (Notes 9 and 27)	9

(1)	April 1, 2013 through December 31, 2013.

Long-term Finance Lease Obligations

The PLDT Group has various long-term lease contracts for a period of three years covering various office equipment. In particular, PLDT and ePLDT have finance lease obligations in the aggregate amounts of Php20 million and Php21 million as at March 31, 2013 and December 31, 2012, respectively, while PLDT and SPi have finance lease obligations in the aggregate amounts of Php16 million as at January 1, 2012. See Note 9 – Property, Plant and Equipment.

Under the terms of certain loan agreements and other debt instruments, PLDT may not create, incur, assume, permit or suffer to exist any mortgage, pledge, lien or other encumbrance or security interest over the whole or any part of its assets or revenues or suffer to exist any obligation as lessee for the rental or hire of real or personal property in connection with any sale and leaseback transaction.

21.	Deferred Credits and Other Noncurrent Liabilities

As at March 31, 2013, December 31, 2012 and January 1, 2012, this account consists of:

	March 31,	December 31,	January 1,
	2013	2012	2012
	(Unaudited)	(Audited)
	(in million pesos)
Accrual of capital expenditures under long-term financing	17,969	19,203	20,128
Provision for asset retirement obligations (Notes 3 and 9)	2,589	2,543	2,107
Unearned revenues (Note 23)	169	174	172
Others	23	30	235

	20,750	21,950	22,642

Accrual of capital expenditures under long-term financing represent expenditures related to the expansion and upgrade of our network facilities which are not due to be settled within one year. Such accruals are settled through refinancing from long-term loans obtained from the banks.

The following table summarizes all changes to asset retirement obligations for the three months ended March 31, 2013 and for the year ended December 31, 2012:

	2013	2012
	(Unaudited)	(Audited)
	(in million pesos)
Provision for asset retirement obligations at beginning of the period	2,543	2,107
Accretion expenses (Note 5)	37	146
Additional liability recognized during the period (Note 28)	10	290
Settlement of obligations and others	(1)	–

Provision for asset retirement obligations at end of the period (Note 3)	2,589	2,543

22.	Accounts Payable

As at March 31, 2013, December 31, 2012 and January 1, 2012, this account consists of:

	March 31,	December 31,	January 1,
	2013	2012	2012
	(Unaudited)	(Audited)
	(in million pesos)
Suppliers and contractors (Note 27)	21,996	26,128	25,476
Taxes (Note 26)	1,792	1,421	1,555
Carriers (Note 27)	1,762	2,007	1,642
Related parties (Notes 24 and 27)	851	668	626
Others	225	227	255

	26,626	30,451	29,554

Accounts payable are non-interest bearing and are normally settled within 180 days.

For terms and conditions relating to related parties, see Note 24 – Related Party Transactions.

For explanation on the PLDT Group’s credit risk management processes, see Note 27 – Financial Assets and Liabilities – Credit Risk.

23.	Accrued Expenses and Other Current Liabilities

As at March 31, 2013, December 31, 2012 and January 1, 2012, this account consists of:

	March 31,	December 31,	January 1,
	2013	2012	2012
	(Unaudited)	(As Adjusted – Note 2)
	(in million pesos)
Accrued utilities and related expenses (Notes 24 and 27)	37,018	36,800	28,429
Accrued taxes and related expenses (Note 26)	8,478	8,281	11,817
Liability from redemption of preferred shares (Notes 19, 27 and 28)	7,862	7,884	–
Unearned revenues (Note 21)	6,011	6,291	5,664
Accrued employee benefits (Notes 2, 3, 24, 25 and 27)	4,936	5,494	4,463
Accrued interests and other related costs (Notes 20 and 27)	723	1,174	1,122
Mandatory tender offer option liability	–	–	4,940
Others	5,306	5,700	1,836

	70,334	71,624	58,271

Accrued utilities and related expenses pertain to cost incurred for repairs and maintenance (mostly pertaining to electricity and water consumption), selling and promotions, professional and other contracted services, rent, insurance and security services, and other operational-related expenses pending receipt of billings and statement of accounts from suppliers.

Accrued taxes and related expenses pertain to licenses, permits and other related business taxes.

Unearned revenues represent advance payments for leased lines, installation fees, monthly service fees and unused and/or unexpired portion of prepaid loads.

Accrued expenses and other current liabilities are non-interest bearing and are normally settled within a year.

24.	Related Party Transactions

The PLDT Group has not recorded any impairment of receivables relating to amounts owed by related parties as at March 31, 2013. This assessment is undertaken each financial period through examining the financial position of the related party and the market in which the related party operates.

The following table provides the summary of outstanding balances as at March 31, 2013, December 31, 2012 and January 1, 2012 transactions that have been entered into with related parties:

				March 31,	December 31,	January 1,
				2013	2012	2012
	Classifications	Terms	Conditions	(Unaudited)	(Audited)
				(in million pesos)
Indirect investment in joint ventures through PCEV:
		Electricity charges – immediately	Unsecured;
		upon receipt of invoice	no impairment
	Accrued expenses and other	Pole rental – 45 days upon receipt	Unsecured;	241	266	271
Meralco	current liabilities (Note 23)	of billing	no impairment	–	12	6
Indirect investment in associate through ACeS Philippines:
	Accrued expenses and other		Unsecured;
AIL	current liabilities (Note 23)	30 days upon receipt of billing	no impairment	45	43	147
Transactions with major stockholders, directors and officers:
Asia Link B.V., or ALBV	Accounts payable (Note 22)	15 days from end of quarter	Unsecured;	350	252	234
			no impairment
NTT World Engineering	Accrued expenses and other	1st month of each quarter;	Unsecured;
Marine Corporation	current liabilities (Note 23)	non-interest bearing	no impairment	40	29	29
	Accrued expenses and other		Unsecured;
NTT Communications	current liabilities (Note 23)	30 days; non-interest bearing	no impairment	13	18	12
	Accrued expenses and other		Unsecured;
NTT DOCOMO	current liabilities (Note 23)	30 days; non-interest bearing	no impairment	9	8	8
NTT Worldwide Telecommunications	Accrued expenses and other		Unsecured;
Corporation	current liabilities (Note 23)	30 days; non-interest bearing	no impairment	1	2	–
Malayan Insurance Co.,	Accrued expenses and other		Unsecured;
Inc., or Malayan	current liabilities (Note 23)	Immediately upon receipt of invoice	no impairment	1	1	1
Others:
	Trade and other receivables		Unsecured;
Various	(Note 16)	30 days upon receipt of billing	no impairment	668	244	281

The following table provides the summary of transactions for the three months ended March 31, 2013 and 2012 in relation with the table above for the transactions that have been entered into with related parties.

	Classifications	2013	2012
		(Unaudited)
		(in million pesos)
Indirect investment in joint ventures through PCEV:
Meralco	Repairs and maintenance	837	792
	Rent	61	59
Indirect investment in associate through ACeS	Philippines:
AIL	Cost of sales	14	22
Transactions with major stockholders, directors and officers:
	Professional and other	ALBV	contracted services	69	115
Malayan	Insurance and security services	59	62
	Professional and other	NTT DOCOMO	contracted services	17	18
NTT World Engineering Marine Corporation	Repairs and maintenance	14	4
NTT Worldwide Telecommunications Corporation	Selling and promotions	1	6
	Professional and other	NTT Communications	contracted services	17	18
	Rent	1	4
Others:
Various	Revenues	87	65

a.	Agreements between PLDT and certain subsidiaries with Meralco

In the ordinary course of business, Meralco provides electricity to PLDT and certain subsidiaries’ offices within its franchise area. The rates charged by Meralco are the same as those with unrelated parties. Total electricity costs, which was presented as part of repairs and maintenance in our consolidated income statements, amounted to Php837 million and Php792 million for the three months ended March 31, 2013 and 2012, respectively. Under these agreements, the outstanding utilities payable, which was presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php241 million, Php266 million and Php271 million as at March 31, 2013, December 31, 2012 and January 1, 2012, respectively.

In 2009, PLDT and Smart renewed their respective Pole Attachment Contracts with Meralco, wherein Meralco leases its pole spaces to accommodate PLDT’s and Smart’s cable network facilities. Total fees under these contracts, which was presented as part of rent in our consolidated income statements, amounted to Php61 million and Php59 million for the three months ended March 31, 2013 and 2012, respectively. Under these agreements, the outstanding obligations, which was presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to nil, Php12 million and Php6 million as at March 31, 2013, December 31, 2012 and January 1, 2012, respectively.

See also Note 10 – Investments in Associates and Joint Ventures and Deposit – Investment in Beacon – Beacon’s Acquisition of Additional Meralco Shares for additional transactions involving Meralco.

b.	Air Time Purchase Agreement between PLDT and AIL and Related Agreements

Under the Founder NSP Air Time Purchase Agreement, or ATPA, entered into with AIL in March 1997, which was amended in December 1998, or Original ATPA, PLDT was granted the exclusive right to sell AIL services, through ACeS Philippines, as national service provider, or NSP, in the Philippines. In exchange, the Original ATPA required PLDT to purchase from AIL a minimum of US$5 million worth of air time, or Minimum Air Time Purchase Obligation, annually over ten years commencing on January 1, 2002, or Minimum Purchase Period, the expected date of commercial operations of the Garuda I Satellite. In the event that AIL’s aggregate billed revenue was less than US$45 million in any given year, the Original ATPA also required PLDT to make supplemental air time purchase payments not to exceed US$15 million per year during the Minimum Purchase Period, or Supplemental Air Time Purchase Obligation.

On February 1, 2007, the parties to the Original ATPA entered into an amendment to the Original ATPA on substantially the terms attached to the term sheet negotiated with the relevant banks, or Amended ATPA. Under the Amended ATPA, the Minimum Air Time Purchase Obligation was amended and replaced in its entirety with an obligation of PLDT to purchase from AIL a minimum of US$500 thousand worth of air time annually over a period ending upon the earlier of: (i) the expiration of the Minimum Purchase Period; and
(ii) the date on which all indebtedness incurred by AIL to finance the AIL System is repaid. Furthermore, the Amended ATPA unconditionally released PLDT from any obligations arising out of or in connection with the Original ATPA prior to the date of the Amended ATPA, except for obligations to pay for billable units used prior to such date.

Total fees under the Amended ATPA, which was presented as part of cost of sales in our consolidated income statements, amounted to Php14 million and Php22 million for the three months ended March 31, 2013 and 2012, respectively. Under the Amended ATPA, the outstanding obligations of PLDT, which was presented as part of accounts payable in our consolidated statements of financial position, amounted to Php45 million, Php43 million and Php147 million as at March 31, 2013, December 31, 2012 and January 1, 2012, respectively. See Note 5 – Income and Expenses – Cost of Sales.

c.	Transactions with Major Stockholders, Directors and Officers

Material transactions to which PLDT or any of its subsidiaries is a party, in which a director, key officer or owner of more than 10% of the outstanding common stock of PLDT, or any member of the immediate family of a director, key officer or owner of more than 10% of the outstanding common stock of PLDT had a direct or indirect material interest as at March 31, 2013, December 31, 2012 and January 1, 2012 and for the three months ended March 31, 2013 and 2012 are as follows:

1.	Agreement between Smart and ALBV

Smart has an existing Technical Assistance Agreement with ALBV, a subsidiary of the First Pacific Group and its Philippine affiliates. ALBV provides technical support services and assistance in the operations and maintenance of Smart’s cellular business. The agreement, which expired on February 23, 2012 was renewed until February 23, 2016 and is subject to further renewal upon mutual agreement of the parties, provides for payment of technical service fees equivalent to a rate of 0.5% of the consolidated net revenues of Smart. Total service fees under this agreement, which was presented as part of professional and other contracted services in our consolidated income statements, amounted to Php69 million and Php115 million for the three months ended March 31, 2013 and 2012, respectively. Under this agreement, the outstanding obligations, which was presented as part of accounts payable in our consolidated statements of financial position, amounted to Php350 million, Php252 million and Php234 million as at March 31, 2013, December 31, 2012 and January 1, 2012, respectively.

2.	Other Agreements with NTT Communications and/or its Affiliates

PLDT is a party to the following agreements with NTT Communications and/or its affiliates:

•	Service Agreement. On February 1, 2008, PLDT entered into an agreement with NTT World Engineering Marine Corporation wherein the latter provides offshore submarine cable repair and other allied services for the maintenance of PLDT’s domestic fiber optic network submerged plant. The fees under this agreement, which was presented as part of repairs and maintenance in our consolidated income statements, amounted to Php14 million and Php4 million for the three months ended March 31, 2013 and 2012, respectively. Under this agreement, the outstanding obligations of PLDT, which was presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php40 million as at March 31, 2013 and Php29 million each as at December 31, 2012 and January 1, 2012;

•	Advisory Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications, as amended on March 31, 2003, March 31, 2005 and June 16, 2006, under which NTT Communications provides PLDT with technical, marketing and other consulting services for various business areas of PLDT starting April 1, 2000. The fees under this agreement, which was presented as part of professional and other contracted services in our consolidated income statements, amounted to Php17 million and Php18 million for the three months ended March 31, 2013 and 2012, respectively. Under this agreement, the outstanding obligations of PLDT, which was presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php12 million, Php17 million and Php12 million as at March 31, 2013, December 31, 2012 and January 1, 2012, respectively;

•	Conventional International Telecommunications Services Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Communications under which PLDT and NTT Communications agreed to cooperative arrangements for conventional international telecommunications services to enhance their respective international businesses. The fees under this agreement, which was presented as part of rent in our consolidated income statements, amounted to Php1 million and Php4 million for the three months ended March 31, 2013 and 2012, respectively. Under this agreement, the outstanding obligations of PLDT, which was presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php1 million each as at March 31, 2013 and December 31, 2012 and nil as at January 1, 2012; and

•	Arcstar Licensing Agreement and Arcstar Service Provider Agreement. On March 24, 2000, PLDT entered into an agreement with NTT Worldwide Telecommunications Corporation under which PLDT markets, and manages data and other services under NTT Communications’ “Arcstar” brand to its corporate customers in the Philippines. PLDT also entered into a Trade Name and Trademark Agreement with NTT Communications under which PLDT has been given the right to use the trade name “Arcstar” and its related trademark, logo and symbols, solely for the purpose of PLDT’s marketing, promotional and sales activities for the Arcstar services within the Philippines. The fees under this agreement, which was presented as part of selling and promotions in our consolidated income statements, amounted to Php1 million and Php6 million for the three months ended March 31, 2013 and 2012, respectively. Under this agreement, the outstanding obligations of PLDT, which was presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php1 million, Php2 million and nil as at March 31, 2013, December 31, 2012 and January 1, 2012, respectively.

3.	Advisory Service Agreement between NTT DOCOMO and PLDT

An Advisory Services Agreement was entered into by NTT DOCOMO and PLDT on June 5, 2006, in accordance with the Cooperation Agreement dated January 31, 2006. Pursuant to the Advisory Services Agreement, NTT DOCOMO will provide the services of certain key personnel in connection with certain aspects of the business of PLDT and Smart. Also, this agreement governs the terms and conditions of the appointments of such key personnel and the corresponding fees related thereto. Total fees under this agreement, which was presented as part of professional and other contracted services in our consolidated income statements, amounted to Php17 million and Php18 million for the three months ended March 31, 2013 and 2012, respectively. Under this agreement, the outstanding obligations of PLDT, which was presented as part of accrued expenses and other current liabilities in our consolidated statements of financial position, amounted to Php9 million as at March 31, 2013 and Php8 million each as at December 31, 2012 and January 1, 2012.

4.	Agreements Relating to Insurance Companies

PLDT has insurance policies with Malayan wherein premiums are directly paid to Malayan. Total insurance expenses under these agreements, which was presented as part of insurance and security services in our consolidated income statements, amounted to Php59 million and Php62 million for the three months ended March 31, 2013 and 2012, respectively. Under this agreement, the outstanding obligations, which was presented as part of accrued expenses and other current liabilities in our consolidated statement of financial position, amounted to Php1 million each as at March 31, 2013, December 31, 2012 and January 1, 2012. One director of PLDT has direct/indirect interests in or serves as a director/officer of Malayan as at December 31, 2012 and 2011.

5.	Cooperation Agreement with First Pacific and certain affiliates, or the FP Parties, NTT Communications and NTT DOCOMO

In connection with the transfer by NTT Communications of approximately 12.6 million             shares of PLDT’s common stock to NTT DOCOMO pursuant to a Stock Sale and Purchase Agreement dated January 31, 2006 between NTT Communications and NTT DOCOMO, the FP Parties, NTT Communications and NTT DOCOMO entered into a Cooperation Agreement, dated January 31, 2006. Under the Cooperation Agreement, the relevant parties extended certain rights of NTT Communications under the Stock Purchase and Strategic Investment Agreement dated September 28, 1999, as amended, and the Shareholders Agreement dated March 24, 2000, to NTT DOCOMO, including:

•	certain contractual veto rights over a number of major decisions or transactions; and

•	rights relating to the representation on the Board of Directors of PLDT and Smart, respectively, and any committees thereof.

Moreover, key provisions of the Cooperation Agreement pertain to, among other things:

•	Restriction on Ownership of Shares of PLDT by NTT Communications and NTT DOCOMO. Each of NTT Communications and NTT DOCOMO has agreed not to beneficially own, directly or indirectly, in the aggregate with their respective subsidiaries and affiliates, more than 21% of the issued and outstanding shares of PLDT’s common stock. If such event does occur, the FP Parties, as long as they own in the aggregate not less than 21% of the issued and outstanding shares of PLDT’s common stock, have the right to terminate their respective rights and obligations under the Cooperation Agreement, the Shareholders Agreement and the Stock Purchase and Strategic Investment Agreement.

•	Limitation on Competition. NTT Communications, NTT DOCOMO and their respective subsidiaries are prohibited from investing in excess of certain thresholds in businesses competing with PLDT in respect of customers principally located in the Philippines and from using their assets in the Philippines in such businesses. Moreover, if PLDT, Smart or any of Smart’s subsidiaries intend to enter into any contractual arrangement relating to certain competing businesses, PLDT is required to provide, or to use reasonable efforts to procure that Smart or any of Smart’s subsidiaries provide, NTT Communications and NTT DOCOMO with the same opportunity to enter into such agreement with PLDT or Smart or any of Smart’s subsidiaries, as the case may be.

•	Business Cooperation. PLDT and NTT DOCOMO agreed in principle to collaborate with each other on the business development, roll-out and use of a wireless-code division multiple access mobile communication network. In addition, PLDT agreed, to the extent of the power conferred by its direct or indirect shareholding in Smart, to procure that Smart will: (i) become a member of a strategic alliance group for international roaming and corporate sales and services; and (ii) enter into a business relationship concerning preferred roaming and inter-operator tariff discounts with NTT DOCOMO.

•	Additional Rights of NTT DOCOMO. Pursuant to amendments effected by the Cooperation Agreement to the Stock Purchase and Strategic Investment Agreement and the Shareholders Agreement, upon NTT Communications and NTT DOCOMO and their respective subsidiaries owning in the aggregate 20% or more of PLDT’s shares of common stock and for as long as they continue to own in the aggregate at least 17.5% of PLDT’s shares of common stock then outstanding, NTT DOCOMO has additional rights under the Stock Purchase and Strategic Investment Agreement and Shareholders Agreement, including that:

1.	NTT DOCOMO is entitled to nominate one additional NTT DOCOMO nominee to the Board of Directors of each PLDT and Smart;

2.	PLDT must consult NTT DOCOMO no later than 30 days prior to the first submission to the board of PLDT or certain of its committees of any proposal of investment in an entity that would primarily engage in a business that would be in direct competition or substantially the same business opportunities, customer base, products or services with business carried on by NTT DOCOMO, or which NTT DOCOMO has announced publicly an intention to carry on;

3.	PLDT must procure that Smart does not cease to carry on its business, dispose of all of its assets, issue common shares, merge or consolidate, or effect winding up or liquidation without PLDT first consulting with NTT DOCOMO no later than 30 days prior to the first submission to the board of PLDT or Smart, or certain of its committees; and

4.	PLDT must first consult with NTT DOCOMO no later than 30 days prior to the first submission to the board of PLDT or certain of its committees for the approval of any transfer by any member of the PLDT Group of Smart common capital stock to any person who is not a member of the PLDT Group.

NTT Communications and NTT DOCOMO together beneficially owned approximately 20% of PLDT’s outstanding common stock as at March 31, 2013, December 31, 2012 and January 1, 2012.

•	Change in Control. Each of NTT Communications, NTT DOCOMO and the FP Parties agreed that to the extent permissible under applicable laws and regulations of the Philippines and other jurisdictions, subject to certain conditions, to cast its vote as a shareholder in support of any resolution proposed by the Board of Directors of PLDT for the purpose of safeguarding PLDT from any Hostile Transferee. A “Hostile Transferee” is defined under the Cooperation Agreement to mean any person (other than NTT Communications, NTT DOCOMO, First Pacific or any of their respective affiliates) determined to be so by the PLDT Board of Directors and includes, without limitation, a person who announces an intention to acquire, seeking to acquire or acquires 30% or more of PLDT common shares then issued and outstanding from time to time or having (by itself or together with itself) acquired 30% or more of the PLDT common shares who announces an intention to acquire, seeking to acquire or acquires a further 2% of such PLDT common shares: (a) at a price per share which is less than the fair market value as determined by the Board of Directors of PLDT, as advised by a professional financial advisor; (b) which is subject to conditions which are subjective or which could not be reasonably satisfied; (c) without making an offer for all PLDT common shares not held by it and/or its affiliates and/or persons who, pursuant to an agreement or understanding (whether formal or informal), actively cooperate to obtain or consolidate control over PLDT; (d) whose offer for the PLDT common shares is unlikely to succeed; or (e) whose intention is otherwise not bona fide; provided that, no person will be deemed a Hostile Transferee unless prior to making such determination, the Board of Directors of PLDT has used reasonable efforts to discuss with NTT Communications and NTT DOCOMO in good faith whether such person should be considered a Hostile Transferee.

•	Termination. If NTT Communications, NTT DOCOMO or their respective subsidiaries cease to own, in the aggregate, full legal and beneficial title to at least 10% of the shares of PLDT’s common stock then issued and outstanding, their respective rights and obligations under the Cooperation Agreement and the Shareholders Agreement will terminate and the Strategic Arrangements (as defined in the Stock Purchase and Strategic Investment Agreement) will terminate. If the FP Parties and their respective subsidiaries cease to have, directly or indirectly, effective voting power in respect of shares of PLDT’s common stock representing at least 18.5% of the shares of PLDT’s common stock then issued and outstanding, their respective rights and obligations under the Cooperation Agreement, the Stock Purchase and Strategic Investment Agreement, and the Shareholders Agreement will terminate.

d. Others

a.	Telecommunications services provided by PLDT and certain of its subsidiaries to various related parties

PLDT and certain of its subsidiaries provide telephone and data communication services to various related parties at arm’s length similar to transactions with other customers. The revenues under these services amounted to Php87 million and Php65 million for the three months ended March 31, 2013 and 2012, respectively. The outstanding receivables of PLDT and certain of its subsidiaries, which was presented as part of trade and other receivables in our consolidated statements of financial position, from these services amounted to Php668 million, Php244 million and Php281 million as at March 31, 2013, December 31, 2012 and January 1, 2012, respectively.

See Note 10 – Investments in Associates and Joint Ventures and Deposit – Deposit for Future PDRs Subscription and Note 18 – Prepayments – Agreement between PLDT and Smart with TV5 for other related party transactions.

Compensation of Key Officers of the PLDT Group

The compensation of key officers of the PLDT Group by benefit type for the three months ended March 31, 2013 and 2012 are as follows:

	2013	2012
	(Unaudited)
	(in million pesos)
Short-term employee benefits	251	170
Post-employment benefits (Note 25)	8	18
Other long-term employee benefits (Note 25)	70	85

Total compensation paid to key officers of the PLDT Group	329	273

Each of the directors, including the members of the advisory board of PLDT, is entitled to a director’s fee in the amount of Php200 thousand for each board meeting attended. Each of the members or advisors of the audit, executive compensation, governance and nomination and technology strategy committees is entitled to a fee in the amount of Php75 thousand for each committee meeting attended.

There are no agreements between PLDT Group and any of its key management personnel providing for benefits upon termination of employment, except for such benefits to which they may be entitled under PLDT Group’s retirement and incentive plans.

The amounts disclosed in the table are the amounts recognized as expenses during the reporting period related to key management personnel.

25.	Employee Benefits

Pension

Defined Benefit Pension Plans

We have defined benefit pension plans, operating under the legal name “The Board of Trustees for the account of the Beneficial Trust Fund created pursuant to the Benefit Plan of PLDT Company” and covering substantially all of our permanent and regular employees, excluding those employees of Smart and certain of its subsidiaries, which require contributions to be made to a separate administrative fund.

Our actuarial valuation is performed every year-end. Based on the latest actuarial valuation, the actual present value of accrued (prepaid) benefit costs, net periodic benefit costs and average assumptions used in developing the valuation as at March 31, 2013 and December 31, 2012 are as follows:

(in million pesos)
Present value of defined benefit obligations as at December 31, 2012	17,456
Fair value of plan assets as at December 31, 2012	18,435

Surplus status – net	(979)
Net actuarial pension benefit costs during the period (Note 3)	246
Translation adjustments	1
Contributions	(1,803)

Accrued benefit costs as at March 31, 2013 (Note 3)	(2,535)
Accrued benefit costs (Note 3)	504

Prepaid benefit costs as at March 31, 2013 (Notes 3 and 18)	(3,039)

Net pension benefit costs for the three months ended March 31, 2013 and 2012 were computed as follows:

	2013	2012
	(Unaudited)	(As Adjusted – Note
		2)
	(in million pesos)
Components of net pension benefit costs:
Current service costs	214	235
Interest costs (income)	32	(125)
Net periodic benefit income (Notes 3 and 5)	246	110
Discontinued operations (Note 2)	–	(48)
Consolidated pension benefit costs	246	62

Actual loss on plan assets amounted to Php5,303 million for the year ended December 31, 2012.

We expect to contribute the amount of Php435 million to our defined benefit plan in 2013.

The weighted average assumptions used to determine pension benefits as at March 31, 2013 are as follows:

Average remaining working years of covered employee	19
Rate of increase in compensation	6%
Discount rate	5%

We have adopted mortality rates in accordance with the 1994 Group Annuity Mortality Table developed by the U.S. Society of Actuaries, which provides separate rates for males and females.

The overall expected rate of return on assets is determined based on the market expectations prevailing, applicable to the period over which the obligation is to be settled.

PLDT’s Retirement Plan

The Board of Trustees, which manages the beneficial trust fund, is composed of: (1) a member of the Board of Directors of PLDT, who is not a beneficiary of the Plan; (ii) a member of the Board of Directors or a senior officer of PLDT, who is a beneficiary of the Plan; (iii) a senior member of the executive staff of PLDT; and (iv) two persons who are not executives or employees of PLDT.

The Board of Trustees of the beneficial trust fund uses an investment approach with the objective of maximizing the long-term expected return of plan assets. The majority of investment portfolio consists of listed and unlisted equity securities while the remaining portion consists of passive investments like temporary cash investments and fixed income investments.

For the three months ended March 31, 2013, PLDT contributed a total of Php1,804 million to the beneficial trust fund.

The following table sets forth the fair values, which are equal to the carrying values, of PLDT’s plan assets recognized as at March 31, 2013 and December 31, 2012:

	2013	2012
	(Unaudited)	(Audited)
	(in million pesos)
Noncurrent Financial Assets
Investments in:
Unlisted equity investments	14,952	14,930
Shares of stock	3,416	3,056
Mutual funds	68	120
Government securities	49	48
Investment properties	8	8

Total noncurrent financial assets	18,493	18,162

Current Financial Assets
Cash and cash equivalents	220	181
Receivables	60	3

Total current financial assets	280	184

Total PLDT’s Plan Assets	18,773	18,346

Unlisted Equity Investments

As at March 31, 2013 and December 31, 2012, this account consists of:

	% of Ownership		Amounts
	2013	2012	2013 2012
	(Unaudited)	(Audited)	(Unaudited)	(Audited)
			(in million pesos)
MediaQuest	100%	100%	14,485	14,468
Tahanan Mutual Building and Loan Association, or TMBLA (net of subscriptions payable of Php32 million)	100%	100%	272	271
BTF Holdings, Inc., or BTFHI	100%	100%	155	152
Superior Multi Parañaque Homes, Inc., or SMPHI	100%	100%	39	38
Bancholders, Inc., or Bancholders	100%	100%	1	1
Superior Parañaque Homes, Inc., or SPHI	100%	100%	–	–

			14,952	14,930

Investment in MediaQuest

MediaQuest was registered with the Philippine SEC on June 29, 1999 primarily to purchase, subscribe for or otherwise acquire and own, hold, use, manage, sell, assign, transfer, mortgage, pledge, exchange, or otherwise dispose of real and personal property or every kind and description, and to pay thereof in whole or in part, in cash or by exchanging, stocks, bonds and other evidences of indebtedness or securities of this any other corporation. Its investments include common shares of stocks of various communication, broadcasting and media entities.

The Board of Trustees of the Beneficial Trust Fund approved to make additional investments in MediaQuest amounting to Php750 million each on November 5, 2012 and Jauary 25, 2013 to fund the latter’s operational and capital expenditure requirements. Subsequently, on March 1, 2013, the Board of Directors of MediaQuest approved its application of the additional investment to additional paid in capital on the existing subscribed shares of stock.

On May 8, 2012, the Board of Trustees of the Beneficial Trust Fund approved the issuance by MediaQuest of PDRs amounting to Php6 billion. On the same date, MediaQuest Board of Directors approved the investment in PDRs by ePLDT. In June 2012, MediaQuest received a deposit for future PDRs subscription of Php4 billion from ePLDT.  An additional deposit of Php1 billion each was received on July 6, 2012 and August 9, 2012. The Board of Directors confirmed that the issuance of the MediaQuest PDRs will give ePLDT a 40% economic interest in Mediascape, Inc. As at March 25, 2013, the PDRs have not yet been issued.

On January 25, 2013, the Board of Trustees of the Beneficial Trust Fund and the MediaQuest Board of Directors approved the issuance of another MediaQuest PDRs for the Php3.6 billion planned investment by ePLDT with Satventures common shares as the underlying shares, which will give ePLDT a 40% economic interest in Satventures. Satventures is a wholly-owned subsidiary of MediaQuest and the investment vehicle for Mediascape. On the same date, the Board of Trustees of the Beneficial Trust Fund and the MediaQuest Board of Directors also approved the issuance of another PDRs by MediaQuest for the planned investment of ePLDT with Hastings, common shares as underlying shares at a total subscription price of Php1.95 billion. Hastings is a wholly-owned subsidiary of MediaQuest, which holds all the print-related investments of MediaQuest, including minority positions in the three leading broadsheets: The Philippine Star, the Philippine Daily Inquirer, and Business World. As a result of this investment, ePLDT will have a 100% economic interest in Hastings. In March and April 2013, MediaQuest received deposits for future PDRs subscription aggregating to Php1,750 million in relation with the Satventures PDRs. See Note 10 – Investments in Associates and Joint Ventures and Deposit – Deposit for Future PDRs Subscription.

Investment in TMBLA

TMBLA was incorporated for the primary purpose of accumulating the savings of its stockholders and lending funds to them for housing programs. The beneficial trust fund has a direct subscription in shares of stocks of TMBLA in the amount of Php112 million. The related unpaid subscription of Php32 million is included in “unlisted equity investments, deposits on future stock subscriptions and advances” in the total financial assets table. The cumulative change in the fair market value of this investment amounted to Php193 million and Php191 million as at March 31, 2013 and December 31, 2012, respectively.

Investment in BTFHI

BTFHI was incorporated for the primary purpose of acquiring voting preferred shares in PLDT and while the owner, holder of possessor thereof, to exercise all the rights, powers, and privileges of ownership or any other interest therein.

On October 26, 2012, BTFHI subscribed to a total of 150 million shares of Voting Preferred Stock of PLDT at a subscription price of Php1.00 per share for a total subscription price of Php150 million. Dividend receivable amounted to Php2 million each as at March 31, 2013 and December 31, 2012.

Investment in Shares of Stocks

As at March 31, 2013 and December 31, 2012, this account consists of:

	2013	2012
	(Unaudited)	(Audited)
	(in million pesos)
Common shares	3,056	2,696
Preferred shares	360	360

	3,416	3,056

Common shares pertain to shares listed in the PSE with fair value of Php3,056 million, which include shares of PSE with fair value of Php2,569 million, shares of PLDT with fair value of Php79 million and other shares with fair value of Php408 million as at March 31, 2013. Total gain from investment in shares of PLDT for the three months ended March 31, 2013 amounted to Php15 million comprising of Php3 million in dividend income and Php12 million unrealized gain from increase in market value of investment.

Common shares pertain to shares listed in the PSE with fair value of Php2,696 million, which include shares of PSE with fair value of Php2,286 million, shares of PLDT with fair value of Php67 million and other shares with fair value of Php343 million as at December 31, 2012. Total gain from investment in shares of PLDT for the year ended December 31, 2012 amounted to Php5 million comprising of Php5 million in dividend income and Php159 thousand unrealized gain from increase in market value of investment.

Preferred shares represent 300 million shares of preferred shares of PLDT at Php10 par value as at March 31, 2013 and December 31, 2012, net of subscription payable of Php2,640 million. These             shares, which bear dividend of 13.5% per annum based on the paid-up subscription price, are cumulative, non-convertible and redeemable at par value at the option of PLDT. Dividend earned on this investment amounted to Php12 million each for the three months ended March 31, 2013 and 2012.

Mutual Funds

Investment in mutual funds include various U.S. dollar and Euro denominated equity and fixed income funds, which aims to out-perform benchmarks in various international indices as part of its investment strategy.

Government Securities

Investment in government securities include treasury bills and fixed-term treasury notes bearing interest ranging from 5.88% to 7%. These securities are fully guaranteed by the government of the Republic of the Philippines.

Investment Properties

Investment properties include two condominium units (bare, separate 127 and 58 square meter units) located in Ayala-FGU Building along Alabang-Zapote Road in Muntinlupa City.

The allocation of the fair value of the assets for the PLDT pension plan as at March 31, 2013 and December 31, 2012 are as follows:

	2013	2012
	(Unaudited)	(Audited)
Investments in listed and unlisted equity securities	98%	98%
Temporary cash investments	1%	1%
Investments in mutual funds	1%	1%
	100%	100%

Defined Contribution Plan

Smart’s Retirement Plan

Smart and certain of its subsidiaries contributions to the plan are made based on the employees’ years of tenure and range from 5% to 10% of the employee’s monthly salary. Additionally, an employee has an option to make a personal contribution to the fund, at an amount not exceeding 10% of his monthly salary. The employer then provides an additional contribution to the fund ranging from 10% to 50% of the employee’s contribution based on the employee’s years of tenure. Although the plan has a defined contribution format, Smart and certain of its subsidiaries regularly monitor compliance with R.A. 7641. As at March 31, 2013 and December 31, 2012, Smart and certain of its subsidiaries were in compliance with the requirements of R.A. 7641.

The fund is being managed and invested by BPI Asset Management, as Trustee, pursuant to an amended trust agreement dated February 21, 2012.

The plan’s investment portfolio seeks to achieve regular income, long-term capital growth and consistent performance over its own portfolio benchmark. In order to attain this objective, the Trustee’s mandate is to invest in a diversified portfolio of bonds and equities, both domestic and international. The portfolio mix is kept at 60% to 90% for debt and fixed income securities while 10% to 40% is allotted to equity securities.

The following table sets forth the fair values, which are equal to the carrying values, of Smart’s plan assets recognized as at March 31, 2013 and December 31, 2012:

	2013	2012
	(Unaudited)	(Audited)
	(in million pesos)
Noncurrent Financial Assets
Investments in:
Domestic fixed income	1,418	1,280
Domestic equities	527	513
International equities	421	350
International fixed income	1	175
Total noncurrent financial assets	2,367	2,318

Current Financial Assets
Cash and cash equivalents	12	12
Receivables	145	15

Total current financial assets	157	27

Total Financial Assets	2,524	2,345

(1)	Carrying value includes accumulated equity on investees.

Investment in Domestic Fixed Income

Invesments in domestic fixed income include Philippine peso denominated bonds, such as government securities, corporate bonds and notes, special savings, debt securities and other deposit products of the banks. The investments under this category earned between 6.2% to 9.1% interest in 2012.

Investment in Domestic Equity

Investments in domestic equities include common shares and convertible preferred shares listed in the PSE. These investments earn on stock price appreciation and dividend payments.

Investment in International Equity

This category consists of international mutual funds being managed by ING International.

Investment in International Fixed Income

Investments in international fixed income includes foreign currency denominated bonds, such as mutual funds and unit investment trust funds. The Philippine sovereign debt, the only interest-bearing investment in this category, earned 5% interest in 2012.

The allocation of the fair value of Smart and certain of its subsidiaries pension plan assets as at March 31, 2013 and December 31, 2012 is as follows:

	2013	2012
	(Unaudited)	(Audited)
Investments in debt and fixed income securities	55%	56%
Investments in listed and unlisted equity securities	38%	37%
Others	7%	7%
	100%	100%

Smart and certain of its subsidiaries contributed Php151 million to the fund in 2012. Approximately Php208 million are expected to be contributed to the fund in 2013.

Pension Benefit Costs

Net consolidated pension benefit costs (income) for the three months ended March 31, 2013 and 2012 are as follows:

	2013	2012
	(Unaudited)	(As Adjusted – Note
		2)
	(in million pesos)
Expense recognized for defined benefit plans	253	109
Expense recognized for defined contribution plans	50	66

Total expense recognized for consolidated pension benefit costs (Notes 3 and 5)	303	175
Expense from discontinued operations (Note 2)	(7)	(48)
Net consolidated pension benefit costs (Note 3)	296	127

Other Long-term Employee Benefits

To ensure the proper execution of our strategic and operational business plans while taking into account the acquisition of Digitel in 2011 and other recent market developments, the 2012 to 2014 LTIP, covering the period from January 1, 2012 to December 31, 2014, was approved by the Board of Directors with the endorsement of the ECC on March 22, 2012. The award in the 2012 to 2014 LTIP is contingent upon the successful achievement of certain profit targets, intended to align the execution of the business strategies of the expanded Group, including Digitel, over the three year period from 2012 to 2014. In addition, the new LTIP allows for the participation of a number of senior executives and certain newly hired executives and ensures the continuity of management in line with the succession planning of the PLDT Group. LTIP costs recognized for the three ended March 31, 2013 and 2012 amounted to Php358 million and Php369 million, respectively. Total outstanding liability and fair value of 2012 to 2014 LTIP cost amounted to Php1,848 million and Php1,490 million as at March 31, 2013 and December 31, 2012, respectively. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Estimation of Pension Benefit Costs and Other Employee Benefits and Note 5 – Income and Expenses – Compensation and Employee Benefits.

Net periodic benefit costs computed for the three months ended March 31, 2013 and 2012 are as follows:

	2013	2012
	(Unaudited)
	(in million pesos)
Components of net periodic benefit costs:
Current service costs	321	368
Interest costs	10	1
Net actuarial loss	27	–

Net periodic benefit costs (Note 3)	358	369

26.	Provisions and Contingencies

Supervision and Regulatory Fees, or SRF, due to the NTC

Since 1994, following the rejection of PLDT’s formal protest against the assessments by the NTC of SRF, pursuant to Section 40 of Commonwealth Act No. 146, otherwise known as the Public Service Act, PLDT and the NTC had been involved in legal proceedings before the Court of Appeals and the Supreme Court. The principal issue in these proceedings was the basis for the computation of the SRF. PLDT’s position, which was upheld by the Court of Appeals, but, as set forth below, was rejected by the Supreme Court, was that the SRF should be computed based only on the par value of the subscribed or paid up capital of PLDT, excluding stock dividends, premium or capital in excess of par. The Supreme Court, in its decision dated July 28, 1999, ordered the NTC to make a recomputation of the SRF based on PLDT’s capital stock subscribed and paid. Subsequently, in February 2000, the NTC issued an assessment letter for the balance of the SRF, but in calculating said fees, the NTC used as basis not only capital stock subscribed or paid, but also the stock dividends. PLDT questioned the inclusion of the stock dividends in the calculation of the SRF and sought to restrain the NTC from enforcing its assessment until the resolution of the issue. Prior to the resolution of the issue mentioned above, PLDT paid the SRF due in 2000 together with the balance due from the recalculation of the SRF and had been paying the SRF due in September of each year thereafter, excluding the portion based on stock dividends.

In a resolution promulgated on December 4, 2007, the Supreme Court upheld the NTC assessment of SRF based on outstanding capital stock of PLDT, including stock dividends. In a letter to PLDT on February 29, 2008, the NTC assessed the total amount of SRF on stock dividends due from PLDT to be Php2,870 million, which assessment included penalties and interest. On April 3, 2008, PLDT complied with the Supreme Court resolution by paying to the NTC the outstanding principal amount relating to SRF on stock dividends in the amount of Php455 million, but not including penalties and interest. PLDT believes that it is not liable for penalties and interest, and therefore protested and disputed NTC’s assessments in the total amount of Php2,870 million, which included penalties. In letters dated April 14, 2008 and June 18, 2008, the NTC demanded payment of the balance of its assessment. On July 9, 2008, PLDT filed a Petition for Certiorari and Prohibition with the Court of Appeals, or the Petition, praying that the NTC be restrained from enforcing or implementing its assessment letter of February 29, 2008, and demand letters dated April 14, 2008 and June 18, 2008, all demanding payment of SRF including penalties and interests. The Petition further prayed that after notice and hearing, the NTC be ordered to forever cease and desist from implementing and/or enforcing, and annulling and reversing and setting aside, the said assessment letter and demand letters. The Court of Appeals, in its Decision dated May 25, 2010, granted PLDT’s Petition and set aside/annulled the NTC’s letters-assessments dated February 29, 2008, April 14, 2008 and June 18, 2008. The NTC did not file a Motion for Reconsideration of the decision of the Court of Appeals. Instead, the NTC, through the Solicitor General, filed a petition for review directly with the Supreme Court. PLDT, through counsel, received a copy of the petition on July 29, 2010, and after receiving the order of the Supreme Court to file its comment, filed its comment on the petition on December 7, 2010. The NTC filed a Reply dated August 26, 2011, which was received by PLDT on September 6, 2011. PLDT filed a Rejoinder on October 12, 2011.

On January 30, 2013, the Supreme Court’s Third Division issued a Resolution which reads as follows:

“G. R. No. 193547 (NTC Vs. PLDT). – Considering the allegations, issues and arguments adduced in the petition for review on certiorari, as well as the comment of respondent thereon, the reply of petitioner to said comment and the rejoinder of the respondent to the reply, the Court resolves to DENY the petition for failure to show any reversible error in the challenged judgment as to warrant the exercise of the Court’s discretionary appellate jurisdiction.”

The Supreme Court Resolution affirms the decision of the Court of Appeals, which declared that the NTC erred in imposing/assessing penalties and interest on the SRF payment of PLDT for the period 1987-2007, and annulled and set aside the notice-assessments of the NTC dated February 29, 2007, April 14, 2008, and June 18, 2008. The NTC filed a motion for reconsideration dated April 10, 2013, which PLDT received through counsel on April 15, 2013. PLDT will wait for the Supreme Court’s order to file a Comment/Opposition, if at all.

PLDT’s Local Business and Franchise Tax Assessments

Pursuant to a decision of the Supreme Court on March 25, 2003 in the case of PLDT vs. City of Davao declaring PLDT not exempt from the local franchise tax, PLDT started paying local franchise tax to various local government units. PLDT has paid a total amount of Php1,130 million as at March 31, 2013 for local franchise tax covering prior periods up to March 31, 2013.

As at March 31, 2013, PLDT has no contested local government unit, or LGU, assessments for franchise taxes based on gross receipts received or collected for services within their respective territorial jurisdiction.

However, PLDT contested the imposition of local business taxes in addition to local franchise tax by the City of Tuguegarao in the amount of Php1.9 million for the years 1998 to 2003. The Regional Trial Court, or RTC, rendered a decision stating that the City of Tuguegarao cannot impose local business tax on PLDT, there being no ordinance enacted for that purpose. Its Motion for Reconsideration having been denied by the court in its Order dated March 2, 2009, the City of Tuguegarao has filed a Notice of Appeal before the Court of Appeals. PLDT filed a motion to dismiss on the said appeal on the ground of lack of jurisdiction as the appeal should have been filed before the Court of Tax Appeals, or CTA. In a resolution dated February 9, 2012, the Court of Appeals dismissed the case for failure of the City of Tuguegarao and its Treasurer to file their Appellants’ Brief. PLDT also contested the imposition of local business tax in addition to local franchise tax also by the City of Tuguegarao in the amount of Php2.3 million for the years 2006 to 2011. PLDT filed a Petition with the RTC of the City of Makati on July 8, 2011. The City of Tuguegarao filed its Answer with Motion to Dismiss claiming that the RTC of the City of Makati does not have jurisdiction over the case. Both parties have filed their respective Memorandum on the issue of Jurisdiction. A judicial dispute resolution, or JDR, conference was set by the court after the parties failed to settle the case in the mediation proceedings. Due to the failure of the City Tuguegarao to appear on the JDR conference last May 15, 2012, the court transmitted the case to the Office of the Clerk of Court of the City of Makati for re-raffling in accordance with the JDR guidelines. The case was raffled to Branch 132 of Makati City and a Pre-Trial Conference, which was scheduled on October 19, 2012, was postponed by the court due to the Motion for Resolution on the previously filed Motion to Dismiss by Tuguegarao City on the ground of lack of jurisdiction. In an order dated October 12, 2012, the court granted the Motion to Dismiss for lack of jurisdiction. PLDT filed a Motion for Reconsideration while the City of Tuguegarao has filed its corresponding Comment. In a Resolution dated January 18, 2013, the court denied the Motion for Reconsideration filed by PLDT. On March 8, 2013, PLDT filed a Petition for Review on the said dismissal of the case before the CTA. Acting on the Petition for Review filed by PLDT, the Second Division of the CTA issued a Resolution dated March 13, 2013 ordering the Respondents City of Tuguegarao and City Treasurer to file their Comment on the Petition for Review filed by PLDT and for PLDT to file its Reply on the Comment, if necessary.

Moreover, PLDT also contested the imposition of franchise tax by the Province of Cagayan based on gross receipts derived from outside its territorial jurisdiction specifically that of the City of Tuguegarao, in the amount of
Php3 million for the years 1999 to 2006. The RTC, in its decision dated February 25, 2009, ruled in favor of PLDT, stating that the Province of Cagayan can no longer tax PLDT for transactions taking place in the City of Tuguegarao. The Province of Cagayan filed a Motion for Reconsideration which was denied by the RTC in its Order dated October 7, 2009. The Province of Cagayan filed a Petition for Review before the CTA. After filing its Comment and the submission of the respective memoranda of both parties, PLDT received the Decision of the CTA on September 20, 2010 which affirmed with modifications the Decision of the RTC. Though said Decision affirmed that the Province of Cagayan cannot impose franchise tax on gross receipts realized in the City of Tuguegarao, the CTA ruled that PLDT is subject to surcharge and interest for the years 1999 to 2004 thereby reducing the amount refundable to PLDT from Php2.8 million to Php1 million. Both parties filed a partial motion for reconsideration of the said decision as well as comment on the other party’s motion. In a resolution dated January 27, 2011, the CTA partially granted the motion for reconsideration of PLDT by modifying its decision stating that the Province of Cagayan’s right to assess surcharge and interest for local franchise tax for the year 1998 has already prescribed, thereby increasing the amount refundable to PLDT by Php0.059 million. PLDT has filed a Motion for the Issuance of Writ of Execution before RTC of the City of Makati. Said Motion for the Issuance of a Writ of Execution was granted by the court in an Order dated September 20, 2012 and the corresponding Writ of Execution was issued and subsequently served.

Smart’s Local Business and Franchise Tax Assessments

In Smart Communications, Inc. vs. City of Makati (Civil Cases No. 02-249 and 02-725, August 3, 2004), the deficiency local franchise tax assessment issued against Smart by the City of Makati covering the years 1995 and 1998 to 2001 had been ordered cancelled by the RTC of the City of Makati. This was upheld by the Court of Appeals in its Resolution dated June 9, 2005 (CA G.R. SP No. 88681, June 9, 2005). The Court’s Decision declaring Smart as exempt from paying local franchise tax had become final and executory.

In August 2009, the City of Makati issued a Letter of Authority for the examination of Smart’s local tax liabilities covering the years 2006, 2007 and 2008. The City of Makati issued deficiency local tax assessments, which Smart protested. On August 3, 2010, the City of Makati issued a Notice of Distraint and Levy. Smart filed on September 1, 2010 an Appeal before the RTC of the City of Makati. After several hearings, Smart and the City of Makati entered into a compromise agreement which was submitted to the court for judgment. On January 20, 2012, the RTC of the City of Makati issued its Judgment finding the compromise agreement meritorious and ordered both parties to comply with the terms and conditions of the agreement. With the compliance to the terms and conditions, the audit of Smart’s local tax liabilities by the City of Makati was terminated.

In the cases of Smart Communications, Inc. vs. City of Davao (July 21, 2009) and City of Iloilo vs. Smart Communications (July 1, 2009), the Supreme Court held that Smart is liable to pay the local franchise tax to the City of Davao and City of Iloilo. Several cities and provinces have begun discussions with Smart on the settlement of alleged local franchise tax with their respective jurisdictions. To limit the years covered by Smart’s tax liability, Smart is invoking the prospective application of the decisions on the Cities of Iloilo and Davao and the recognition of its local tax exemption by virtue of its BOI registration issued on May 3, 2001.

Meanwhile, the Province of Cagayan also issued tax assessment for alleged local franchise tax. On January 24, 2011, Smart filed a Petition before the RTC of the City of Makati, appealing the assessment on the ground that Smart cannot be held liable for local franchise tax mainly because it has no sales office within the Province of Cagayan pursuant to Section 137 of the Local Government Code (R.A. No. 7160). The RTC of the City of Makati issued a temporary restraining order on October 21, 2011, and the writ of preliminary injunction on November 14, 2011. On April 30, 2012, the RTC rendered a decision giving the petition due course and the assailed tax assessment nullified and set aside. The Province of Cagayan was directed to cease and desist from imposing local franchise taxes on Smart’s gross receipts. The Province of Cagayan then filed a Petition for Review before the Court of Tax Appeals in the City of Quezon on June 19, 2012, appealing the RTC Decision dated April 30, 2012. In a Resolution dated August 29, 2012, the Court of Tax Appeals directed the parties to submit their respective Memorandum, which it reiterated in its Resolution dated September 17, 2012. In a resolution of the First Division of the Court of Tax Appeals dated November 14, 2012, it ruled that the petition is now submitted for decision.

Smart’s Real Property Tax Assessment

In Smart Communications, Inc. vs. Central Board of Assessment Appeals, or CBAA, Local Board of Assessment Appeals of Surigao City, and City Assessor of Surigao City, Smart filed a Petition for Review with the Court of Appeals assailing the prior decision of the CBAA which declared Smart as being liable to pay real property taxes to the City of Surigao. The Court of Appeals on November 26, 2008 decided that Smart is exempt from the payment of real property taxes for its properties which are actually, directly and exclusively used in the operation of its franchise.

On August 16, 2010, the Court of Appeals issued an Entry of Judgment confirming that the November 26, 2008 Resolution had become final and executory on December 22, 2008, and it was recorded in the book of Entries of Judgments.

PCEV’s Local Franchise Tax Assessment

In 2004, PCEV secured a favorable decision from a Trial Court involving the local franchise tax in the City of Makati. In the case entitled “Pilipino Telephone Corporation vs. City of Makati and Andrea Pacita S. Guinto” (PCEV vs. City of Makati) (Civil Case No. 01-1760), the RTC of the City of Makati rendered its Decision dated December 10, 2002 declaring PCEV exempt from the payment of local franchise and business taxes. The Trial Court ruled that the legislative franchise of PCEV, R.A. 7293, granting the corporation exemption from local franchise and business taxes took effect after R.A. 7160 or the local government code which removed all prior tax exemptions granted by law or other special law. The Trial Court’s decision was affirmed by the Court of Appeals in its Decision dated July 12, 2004 and then subsequently, the Supreme Court denied the appeal of the City of Makati in its Entry of Judgment dated October 13, 2004. The Supreme Court ruled that the City of Makati, failed to sufficiently show that the Court of Appeals committed any reversible error in the questioned judgment to warrant the exercise of the Supreme Court’s discretionary appellate jurisdiction.

On March 9, 2009, PCEV received a letter from the City of Makati on alleged outstanding franchise tax obligations covering the period from 1995 to 2009. In November 2009, PCEV received a Billing Statement from the City of Makati for alleged franchise tax liability covering the period from 1999 to 2003. On December 16, 2009, PCEV filed its reply and refuted the alleged franchise tax liability based on the PCEV vs. City of Makati case.

Digitel’s Franchise Tax Assessment and Real Property Tax Assessment

In the case of Digitel vs. Province of Pangasinan (G.R. No. 152534, February 23, 2007), the Supreme Court held that Digitel is liable to the Province of Pangasinan for franchise tax from November 13, 1992 and real property tax only on real properties not actually, directly and exclusively used in the franchise operations from February 17, 1994. Digitel has fully settled its obligation with the Province of Pangasinan with respect to franchise tax and is currently in talks with the Province for the settlement of the real property tax. However, in the case of Digitel vs. City Government of Batangas (G.R. No. 156040, December 11, 2008), the Supreme Court ruled that Digitel’s real properties used in its telecommunications business are subject to the real property tax. On June 16, 2009, the Supreme Court denied Digitel’s Motion for Reconsideration. Digitel has already fully settled its obligation with the City Government of Batangas and in an order dated January 8, 2012, the case has been terminated by the Regional Trial Court, Branch 8 of Batangas City.

DMPI’s Local Business and Real Property Taxes Assessments

In DMPI vs. City of Cotabato (Civil Case No. 2010-345, February 2010), DMPI filed a Petition for prohibition and mandamus against the City of Cotabato due to their threats to close its cell sites due to real property tax delinquencies. DMPI is awaiting confirmation from external counsel and there are still ongoing negotiations for the reassessment of the valuation of DMPI sites.

In the DMPI vs. City of Davao (Special Civil Case No. 33,823-11, March 2011), DMPI’s Petition for Prohibition and Mandamus sought the Court’s intervention due to the threats issued by the City of Davao to stop the operations of DMPI business centers in the locality due to lack of business permits. DMPI contended that the City of Davao’s act of refusing to process its applications due to failure to pay real property taxes and business taxes is unwarranted, being that it is exempt under its BOI registration and prevailing laws. The case is in pre-trial stage.

DMPI’s Local Tower Fee Assessments

In DMPI vs. Municipality of San Mateo (Special Civil Action Case No. Br. 20-542, September 2011), DMPI filed a petition for Prohibition and Mandamus with Preliminary Injunction and Temporary Restraining Order against the Tower Fee Ordinance of the Municipality of San Mateo.  The parties have already submitted their respective memorandum and the case is already submitted for resolution.

Meanwhile, in DMPI vs. the City Government of Santiago City and the City Permits and License Inspection Office of Santiago City, Isabela (CA-G.R. SP No. 127253) (Special Civil Action Case No. 36-0360, February 2011), the City Government of Santiago City filed an appeal with the Court of Appeals after the lower court granted DMPI’s petition and ruled as unconstitutional the provision of the ordinance imposing the Php200,000 per cell site per annum. DMPI has already filed its comment to the petition.

DMPI vs. City of Trece Martires (Civil Case No. TMSCA-004-10, February 2010) – The Company petitioned to declare void the Trece Martires ordinance of imposing tower fee of Php150,000 for each cell site annually. Application for the issuance of a preliminary injunction by DMPI is pending resolution.

Globe Telecoms, et al. vs. City of Lipa (Civil Case No. 2006-0568, 2006) – Globe filed a Protest of Assessment questioning the act of the LGU in assessing tower fees for its sites amounting to Php105,000 per year. Smart and the Company/Parent Company filed their respective Interventions joining the suit. The case is still in its pre-trial stage and the parties are waiting for receipt of a notice from the court to submit memoranda whether the tower ordinance is a tax or a regulatory measure.

Arbitration with Eastern Telecommunications Philippines, Inc., or ETPI

Since 1990 (up to present), PLDT and ETPI have been engaged in legal proceedings involving a number of issues in connection with their business relationship. While they have entered into Compromise Agreements in the past (one in February 1990, and another one in March 1999), these agreements have not put to rest their issues against each other. Accordingly, to avoid further protracted litigation and improve their business relationship, both PLDT and ETPI have agreed in April 2008 to submit their differences and issues to voluntary arbitration. For this arbitration (after collating various claims of one party against the other) ETPI, on one hand, initially submitted its claims of about Php2.9 billion against PLDT; while PLDT, on the other hand, submitted its claims of about
Php2.8 billion against ETPI. Currently, PLDT and ETPI have agreed to suspend the arbitration proceedings between them.

Matters Relating to Gamboa Case

In the Gamboa Case, the Supreme Court of the Philippines held that “the term ‘capital’ in Section 11, Article XII of the 1987 Constitution refers only to shares of stock entitled to vote in the election of directors and thus, in the case of PLDT, only to voting common shares, and not to the total outstanding capital stock (common and non-voting preferred shares)” (the “Decision”). The Decision of the Supreme Court reversed earlier opinions issued by the Philippine SEC that non-voting preferred shares are included in the computation of the 60% to 40% Filipino-alien equity requirement of certain economic activities, such as telecommunications which is a public utility under Section 11, Article XII of the 1987 Constitution. Several Motions for Reconsideration of the Decision were filed by the parties.

While PLDT was not a party to the Gamboa Case, the Supreme Court directed the Philippine SEC in the Gamboa Case “to apply this definition of the term ‘capital’ in determining the extent of allowable foreign ownership in Philippine Long Distance Telephone Company, and if there is a violation of Section 11, Article XII of the Constitution, to impose the appropriate sanctions under the law.”

Nonetheless, on July 5, 2011, the Board of Directors of PLDT approved the amendments to the Seventh Article of PLDT’s Articles of Incorporation consisting of the sub-classification of its authorized preferred capital stock into preferred shares with full voting rights, or Voting Preferred Stock, and serial preferred shares without voting rights, and other conforming amendments, or the Amendments.  The Amendments were approved by the stockholders of PLDT on March 22, 2012 and by the Philippine SEC on June 5, 2012.

On October 9, 2012, the Supreme Court denied with finality the Motions for Reconsideration filed by the parties to the Gamboa Case. On October 18, 2012, the Decision became final and executory.

On October 12, 2012, the Board of Directors approved the specific rights, terms and conditions of the Voting Preferred Stock and authorized the subscription and issuance thereof to BTFHI. On October 16, 2012, BTFHI subscribed to 150 million newly issued shares of Voting Preferred Stock, at a subscription price of Php1.00 per share for a total subscription price of Php150 million pursuant to a subscription agreement dated October 15, 2012 between BTFHI and PLDT. As a result of the issuance of the Voting Preferred Shares, PLDT’s foreign ownership decreased from 58.4% of outstanding Common Stock as at October 15, 2012 to 34.5% of outstanding Voting Stocks (Common Stock and Voting Preferred Stock) as at October 16, 2012.

Other disclosures required by PAS 37, Provisions, Contingent Liabilities and Contingent Assets, were not provided as it may prejudice our position in on-going claims, litigations and assessments. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Provision for Legal Contingencies and Tax Assessments.

27.	Financial Assets and Liabilities

We have various financial assets such as trade and non-trade receivables and cash and short-term deposits, which arise directly from our operations. Our principal financial liabilities, other than derivatives, comprise of bank loans and overdrafts, finance leases, trade and non-trade payables. The main purpose of these financial liabilities is to finance our operations. We also enter into derivative transactions, primarily principal only-currency swap agreements, currency options, interest rate swaps and forward foreign exchange contracts to manage the currency and interest rate risks arising from our operations and sources of financing. Our accounting policies in relation to derivatives are set out in Note 2 – Summary of Significant Accounting Policies – Financial Instruments.

The following table sets forth our financial assets and financial liabilities held as at March 31, 2013, December 31, 2012 and January 1, 2012:

			Financial		Available-for-sale	Financial	Total
	Loans		instruments	Derivatives used	financial	liabilities carried	financial assets
	and receivables	HTM investments	at FVPL	for hedging	investments	at amortized cost	and liabilities
	(in million pesos)
Assets as at March 31, 2013 (Unaudited)
Noncurrent:
Available-for-sale financial investments	–	–	–	–	5,671	–	5,671
Investment in debt securities and other long-term investments	205	150	–	–	–	–	355
Advances and other noncurrent assets – net of current portion	1,378	–	–	–	–	–	1,378
Current:
Cash and cash equivalents	39,135	–	–	–	–	–	39,135
Short-term investments	1,040	–	547	–	–	–	1,587
Trade and other receivables	16,895	–	–	–	–	–	16,895
Current portion of advances and other noncurrent assets	7,895	–	–	–	–	–	7,895
Total assets	66,548	150	547	–	5,671	–	72,916

Liabilities as at March 31, 2013 (Unaudited)
Noncurrent:
Interest-bearing financial liabilities – net of current portion	–	–	–	–	–	99,796	99,796
Derivative financial liabilities	–	–	2,688	–	–	–	2,688
Customers’ deposits	–	–	–	–	–	2,545	2,545
Deferred credits and other noncurrent liabilities	–	–	–	–	–	17,983	17,983
Current:
Accounts payable	–	–	–	–	–	24,831	24,831
Accrued expenses and other current liabilities	–	–	–	–	–	55,435	55,435
Current portion of interest-bearing financial liabilities	–	–	–	–	–	12,004	12,004
Dividends payable	–	–	–	–	–	25,010	25,010
Derivative financial liabilities	–	–	68	785	–	–	853
Total liabilities	–	–	2,756	785	–	237,604	241,145

Net assets (liabilities)	66,548	150	(2,209)	(785)	5,671	(237,604)	(168,229)

Assets as at December 31, 2012 (As Adjusted – Note 2)
Noncurrent:
Available-for-sale financial investments	–	–	–	–	5,651	–	5,651
Investment in debt securities and other long-term investments – net of current portion	205	–	–	–	–	–	205
Advances and other noncurrent assets – net of current portion	962	–	–	–	–	–	962
Current:
Cash and cash equivalents	37,161	–	–	–	–	–	37,161
Short-term investments	24	–	550	–	–	–	574
Trade and other receivables	16,379	–	–	–	–	–	16,379
Current portion of investment in debt securities and other long-term investments	–	150	–	–	–	–	150
Current portion of advances and other noncurrent assets	7,915	–	–	–	–	–	7,915
Total assets	62,646	150	550	–	5,651	–	68,997

Liabilities as at December 31, 2012 (As Adjusted – Note 2)
Noncurrent:
Interest-bearing financial liabilities – net of current portion	–	–	–	–	–	102,821	102,821
Derivative financial liabilities	–	–	2,802	–	–	–	2,802
Customers’ deposits	–	–	–	–	–	2,529	2,529
Deferred credits and other noncurrent liabilities	–	–	–	–	–	19,224	19,224
Current:
Accounts payable	–	–	–	–	–	29,027	29,027
Accrued expenses and other current liabilities	–	–	–	–	–	56,662	56,662
Current portion of interest-bearing financial liabilities	–	–	–	–	–	12,989	12,989
Dividends payable	–	–	–	–	–	827	827
Derivative financial liabilities	–	–	70	348	–	–	418
Total liabilities	–	–	2,872	348	–	224,079	227,299

Net assets (liabilities)	62,646	150	(2,322)	(348)	5,651	(224,079)	(158,302)

Assets as at January 1, 2012 (As Adjusted – Note 2)
Noncurrent:
Available-for-sale financial investments	–	–	–	–	7,181	–	7,181
Investment in debt securities and other long-term investments – net of current portion	–	150	–	–	–	–	150
Advances and other noncurrent assets – net of current portion	1,147	–	–	–	–	–	1,147
Current:
Cash and cash equivalents	46,057	–	–	–	–	–	46,057
Short-term investments	24	–	534	–	–	–	558
Trade and other receivables	16,245	–	–	–	–	–	16,245
Derivative financial assets	–	–	366	–	–	–	366
Current portion of investment in debt securities and other long-term investments	–	358	–	–	–	–	358
Current portion of advances and other noncurrent assets	18	–	–	–	–	–	18

Total assets	63,491	508	900	–	7,181	–	72,080

Liabilities as at January 1, 2012 (As Adjusted – Note 2)
Noncurrent:
Interest-bearing financial liabilities – net of current portion	–	–	–	–	–	91,280	91,280
Derivative financial liabilities	–	–	2,235	–	–	–	2,235
Customers’ deposits	–	–	–	–	–	2,272	2,272
Deferred credits and other noncurrent liabilities	–	–	–	–	–	20,343	20,343
Current:
Accounts payable	–	–	–	–	–	27,982	27,982
Accrued expenses and other current liabilities	–	–	–	–	–	40,459	40,459
Current portion of interest-bearing financial liabilities	–	–	–	–	–	26,009	26,009
Dividends payable	–	–	–	–	–	2,583	2,583
Derivative financial liabilities	–	–	922	2	–	–	924

Total liabilities	–	–	3,157	2	–	210,928	214,087

Net assets (liabilities)	63,491	508	(2,257)	(2)	7,181	(210,928)	(142,007)

The following table sets forth the consolidated carrying values and estimated fair values of our financial assets and liabilities recognized as at March 31, 2013, December 31, 2012 and January 1, 2012:

	Carrying Value			Fair Value
	March 31,	December 31,	January 1,	March 31,	December 31,	January 1,
	2013	2012	2012	2013 2012		2012
	(Unaudited)	(As Adjusted – Note 2)		(Unaudited)	(As Adjusted – Note 2)
			(in million pesos)
Noncurrent Financial Assets
Available-for-sale financial investments:
Listed equity securities	106	89	81	106	89	81
Unlisted equity securities	5,565	5,562	7,100	5,565	5,562	7,100
Investment in debt securities and other long-term investments – net of current portion	355	205	150	370	219	158
Advances and other noncurrent assets – net of current portion	1,378	962	1,147	1,289	912	1,061

Total noncurrent financial assets	7,404	6,818	8,478	7,330	6,782	8,400

Current Financial Assets
Cash and cash equivalents:
Cash on hand and in banks	4,006	5,611	4,637	4,006	5,611	4,637
Temporary cash investments	35,129	31,550	41,420	35,129	31,550	41,420
Short-term investments	1,587	574	558	1,587	574	558
Trade and other receivables – net:
Foreign administrations	5,350	4,861	4,762	5,350	4,861	4,762
Retail subscribers	3,338	4,079	4,038	3,338	4,079	4,038
Corporate subscribers	2,838	1,963	2,708	2,838	1,963	2,708
Domestic carriers	1,059	1,601	1,212	1,059	1,601	1,212
Dealers, agents and others	4,310	3,875	3,525	4,310	3,875	3,525
Derivative financial assets:
Long-term currency swap	–	–	356	–	–	356
Forward foreign exchange contracts	–	–	10	–	–	10
Current portion of investment in debt securities and other long-term investments	–	150	358	–	150	358
Current portion of advances and other noncurrent assets	7,895	7,915	18	7,895	7,915	18

Total current financial assets	65,512	62,179	63,602	65,512	62,179	63,602

Total Financial Assets	72,916	68,997	72,080	72,842	68,961	72,002

Noncurrent Financial Liabilities
Interest-bearing financial liabilities:
Long-term debt – net of current portion	99,787	102,811	91,273	108,418	110,431	95,052
Obligations under finance leases	9	10	7	8	9	7
Derivative financial liabilities:
Long-term currency swap – net of current portion	2,587	2,681	2,090	2,587	2,681	2,090
Interest rate swap – net of current portion	101	121	145	101	121	145
Customers’ deposits	2,545	2,529	2,272	2,119	2,200	1,772
Deferred credits and other noncurrent liabilities	17,983	19,224	20,343	17,077	18,176	19,420

Total noncurrent financial liabilities	123,012	127,376	116,130	130,310	133,618	118,486

Current Financial Liabilities Accounts payable:
Suppliers and contractors	21,996	26,128	25,476	21,996	26,128	25,476
Carriers	1,762	2,007	1,642	1,762	2,007	1,642
Related parties	851	668	626	851	668	626
Others	222	224	238	222	224	238
Accrued expenses and other current liabilities:
Utilities and related expenses	36,633	36,435	28,123	36,633	36,435	28,123
Liability from redemption of preferred shares	7,862	7,884	–	7,862	7,884	–
Employee benefits	4,911	5,469	4,438	4,911	5,469	4,438
Interests and other related costs	723	1,174	1,122	723	1,174	1,122
Mandatory tender offer option liability	–	–	4,940	–	–	4,940
Others	5,306	5,700	1,836	5,306	5,700	1,836
Interest-bearing financial liabilities:
Current portion of long-term debt	11,996	12,981	22,893	11,996	12,981	22,893
Obligations under finance leases	8	8	7	8	8	7
Notes payable	–	–	3,109	–	–	3,109
Dividends payable	25,010	827	2,583	25,010	827	2,583
Derivative financial liabilities:
Equity forward sale contract	785	348	–	785	348	–
Current portion of interest rate swap	67	70	89	67	70	89
Current portion of long-term currency swap	–	–	834	–	–	834
Forward foreign exchange contracts	1	–	1	1	–	1
Total current financial liabilities	118,133	99,923	97,957	118,133	99,923	97,957

Total Financial Liabilities	241,145	227,299	214,087	248,443	233,541	216,443

The following table sets forth the consolidated offsetting of financial assets and liabilities recognized as at March 31, 2013:

		Gross amounts of
		recognized
		financial assets
	Gross amounts	and liabilities	Net amount
	of recognized	set-off in the	presented in the
	financial assets	statement of	statement of
	and liabilities	financial position	financial position
	(in million pesos)
March 31, 2013 (Unaudited)
Current Financial Assets
Trade and other receivables
Foreign administrations	7,715	2,365	5,350
Corporate subscribers	2,845	7	2,838
Domestic carriers	8,770	7,711	1,059
Dealers, agents and others	4,344	34	4,310

Total	23,674	10,117	13,557

Current Financial Liabilities
Accounts payable
Carriers	5,388	3,626	1,762
Others	239	17	222
Total	5,627	3,643	1,984

Below are the list of financial assets and liabilities carried at fair value that are classified using a fair value hierarchy as required for complete sets of financial statements as at March 31, 2013, December 31, 2012 and January 1, 2012. This classification provides a reasonable basis to illustrate the nature and extent of risks associated with those financial statements.

	March 31, 2013			December 31, 2012			January 1, 2012
	(Unaudited)			(Audited)
	Level 1(1)	Level 2(2)	Total	Level 1(1)	Level 2(2)	Total	Level 1(1)	Level 2(1)	Total

	(in million pesos)
Noncurrent Financial Assets
Available-for-sale financial investments – Listed equity securities	106	–	106	89	–	89	81	–	81
Current Financial Assets
Short-term investments	–	547	547	–	550	550	–	534	534
Derivative financial assets	–	–	–	–	–	–	–	366	366

Total	106	547	653	89	550	639	81	900	981

Noncurrent Financial Liabilities
Derivative financial liabilities	–	2,688	2,688	–	2,802	2,802	–	2,235	2,235
Current Financial Liabilities
Derivative financial liabilities	–	853	853	–	418	418	–	924	924

Total	–	3,541	3,541	–	3,220	3,220	–	3,159	3,159

(1)	Fair values determined using observable market inputs that reflect quoted prices in active markets for identical assets or liabilities.

(2)	Fair values determined using inputs other than quoted market prices that are either directly or indirectly observable for the assets or liabilities.

As at March 31, 2013, December 31, 2012 and January 1, 2012, we have no financial instruments whose fair values are determined using inputs that are not based on observable market data (Level 3). There were also no transfers into and out of Level 3 during the period.

As at March 31, 2013, December 31, 2012 and January 1, 2012, there were no transfers between Level 1 and Level 2 fair value measurements.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Long-term financial assets and liabilities:

Fair value is based on the following:

Type	Fair Value Assumptions
Noncurrent portion of advances and other noncurrent assets	Estimated fair value is based on the discounted values of future cash flows using the applicable zero coupon rates plus credit spread.

Fixed Rate Loans:
U.S. dollar notes Other loans in all other currencies
Quoted market price.
Estimated fair value
is based on the
discounted value of
future cash flows
using the applicable
Commercial Interest
Reference Rate and
Philippine Dealing
System Treasury
Fixing rates for
similar types of
loans.

Variable Rate Loans	The carrying value approximates fair value because of recent and regular repricing based on market conditions.

Customers’ deposits and deferred credits and other noncurrent liabilities	Estimated fair value is based on the discounted values of future cash flows using the applicable zero coupon rates plus credit spread.

Derivative Financial Instruments:

Forward foreign exchange contracts, foreign currency swaps and interest rate swaps: The fair values were computed as the present value of estimated future cash flows using market U.S. dollar and Philippine peso interest rates as at valuation date.

Equity forward sale contract: The fair values were adjusted as the present value of estimated future cash flows using equity prices and Philippine peso interest rates as at valuation date.

Available-for-sale financial investments: Fair values of available-for-sale financial investments, which consist of proprietary listed shares, were determined using quoted prices. For investment where there is no active market, investments are carried at cost less any accumulated impairment losses.

Investment in debt securities: Fair values were determined using quoted prices. For non-quoted securities, fair values were determined using discounted cash flow based on market observable rates.

Due to the short-term nature of the transactions, the fair value of cash and cash equivalents, short-term investments, trade and other receivables, accounts payable, accrued expenses and other current liabilities, and dividends payable approximate their carrying values as at the end of the reporting period.

Derivative Financial Instruments

Our derivative financial instruments are accounted for as either cash flow hedges or transactions not designated as hedges. Cash flow hedges refer to those transactions that hedge our exposure to variability in cash flows attributable to a particular risk associated with a recognized financial asset or liability and exposures arising from forecast transactions. Changes in the fair value of these instruments representing effective hedges are recognized directly in other comprehensive income until the hedged item is recognized in our consolidated income statement. For transactions that are not designated as hedges, any gains or losses arising from the changes in fair value are recognized directly to income for the period. Equity forward sale contract was designated as cash flow hedge by ePLDT as at March 31, 2013, December 31, 2012 and January 1, 2012 and forward foreign exchange contracts were designated as cash flow hedges by SPi and SPi CRM as at January 31, 2012.

The table below sets out the information about our derivative financial instruments as at March 31, 2013, December 31, 2012 and January 1, 2012:

		March 31, 2013			December 31, 2012			January 1, 2012
		(Unaudited)			(Audited)
	Maturity	Notional		Mark-to- market Gains (Losses)	Notional		Mark-to- market Gains (Losses)	Notional		Mark-to- market Gains (Losses)

		(in millions)
Transactions not designated as hedges:
PLDT
Long-term currency swaps	2017	US$	202	(Php2,587)	US$	202	(Php2,681)	US$	222	(Php2,090)
	2012		–	–		–	–		100	(834)
	2012		–	–		–	–	60(1)		356
Forward foreign exchange contracts	2013	26		(1)	–		–	–		–
				(2,588)			(2,681)			(2,568)

Digitel Group
Interest rate swaps	2017		53	(168)		57	(191)		69	(234)

SPi Group
Forward foreign exchange contracts	2012	–		–	–		–	57		10
	2013		–	–		–	–		4	(1)

				–			–			9

Cash flow hedges:
ePLDT Group
Equity forward sale contract	2013	211 shares		(785)	211 shares		(348)		–	–

Net liabilities				(Php3,541)			(Php3,220)			(Php2,793)

(1)	Overlay principal only swap agreements to effectively unwind a portion of the outstanding long-term principal only swap agreement matured in 2012.

	March 31,	December 31,	January 1,
	2013	2012	2012
	(Unaudited)	(As Adjusted – Note 2)
	(in million pesos)
Presented as:
Noncurrent assets	–	–	366
Noncurrent liabilities	(2,688)	(2,802)	(2,235)
Current liabilities	(853)	(418)	(924)
Net liabilities	(3,541)	(3,220)	(2,793)

Movements of mark-to-market losses for the three months ended March 31, 2013 and for the year ended December 31, 2012 are summarized as follows:

	2013	2012
	(Unaudited)	(Audited)
	(in million pesos)
Net mark-to-market losses at beginning of the period	(3,220)	(2,793)
Gains (losses) on derivative financial instruments	92	(1,661)
Settlements, accretions and conversions	20	785
Net gains (losses) on cash flow hedges charged to other comprehensive income	(433)	92
Effective portion recognized in the profit or loss for the cash flow hedges	–	418
Discontinued operations	–	(61)
Net mark-to-market losses at end of the period	(3,541)	(3,220)

Analysis of gains (losses) on derivative financial instruments for the three months ended March 31, 2013 and 2012 are as follows:

	2013	2012
	(Unaudited)	(As Adjusted – Note
		2)
	(in million pesos)
Gains (losses) on derivative financial instruments (Note 4)	92	(46)
Hedge cost	(69)	(88)

Net gains (losses) on derivative financial instruments (Note 4)	23	(134)

PLDT

Due to the amounts of PLDT’s foreign currency hedging requirements and the large interest differential between the Philippine peso and the U.S. dollar, the costs to book long-term hedges can be significant. In order to manage such hedging costs, PLDT utilizes structures that include currency option contracts, and fixed-to-floating coupon-only swaps that may not qualify for hedge accounting.

Long-term Currency Swaps

PLDT has entered into long-term principal only-currency swap agreements with various foreign counterparties to hedge the currency risk on its fixed rate notes maturing in 2012 and 2017. Under the swaps, PLDT effectively exchanges the principal of its U.S. dollar-denominated fixed rate notes into Philippine peso-denominated loan exposures at agreed swap exchange rates. The agreed swap exchange rates are reset to the lowest U.S. dollar/Philippine peso spot exchange rate during the term of the swaps, subject to a minimum exchange rate. The outstanding swap contracts have an agreed average swap exchange rates of Php49.85 and Php50.45 for the three months ended March 31, 2013 and 2012, respectively. The semi-annual fixed or floating swap cost payments that PLDT is required to make to its counterparties averaged about 3.42% and 3.01% per annum for the three months ended March 31, 2013 and 2012 respectively.

On various dates from August to November 2012, the long-term principal only-currency swap agreements maturing in 2017 were partially terminated, with a total aggregate settlement of Php256 million. As a result of these unwinding transactions, the outstanding notional amount was reduced to US$202 million as at March 31, 2013 and December 31, 2012. The mark-to-market losses of the 2017 swaps with a notional amount of US$202 million amounted to Php2,587 million and Php2,681 million as at March 31, 2013 and December 31, 2012, respectively. The mark-to-market losses of the 2012 and 2017 swaps with notional amounts of US$100 million and US$222 million, respectively, amounted to Php834 million and Php2,090 million, respectively, as at January 1, 2012.

On various dates from October to November 2010, PLDT entered into several overlay principal only swap agreements with an aggregate notional amount of US$60 million to effectively unwind a portion of the outstanding long-term principal only-currency swap agreement maturing in 2012. The overlay swaps are offsetting swaps which carry the direct opposite terms and cash flows of our existing swap agreement. As consideration for the overlay swaps, PLDT will pay an average fixed rate of 10.84% on a semi-annual basis over the life of the offsetting swaps. These overlay swap agreements have an aggregate mark-to-market gains of Php356 million as at January 1, 2012. These overlay swaps matured on May 15, 2012, where PLDT received proceeds amounting to Php565 million.

Forward Foreign Exchange Contracts

On various dates in March 2013, PLDT entered into short-term U.S. dollar forward foreign exchange sale contracts to hedge proceeds from a dollar term loan facility. The total forward foreign exchange contracts amounted to US$26 million with U.S. dollar forward sale average exchange rate of Php40.83 resulting to total mark-to-market losses of Php1 million as at March 31, 2013. There were no outstanding forward foreign exchange contracts as at December 31, 2012 and January 1, 2012.

Digitel Group

On October 7, 2008, DMPI entered in an eight-year interest rate swap agreement with a total notional amount of US$54.1 million to hedge its interest rate exposures on the US$59.2 million U.S. dollar Loan Facility maturing in March 2017 into fixed interest rate. Under this agreement, Digitel is entitled to receive a floating rate of equivalent to the US$ LIBOR rate as of the last Calculation Date and in exchange, will pay a fixed rate of 3.88%. The outstanding notional amounts under this agreement amounted to US$26 million, US$31 million and US37 million as at March 31, 2013, December 31, 2012 and January 1, 2012, respectively. The mark-to-market losses amounted to Php88 million, Php102 million and Php125 million as at March 31, 2013, December 31, 2012 and January 1, 2012, respectively.

On October 7, 2008, DMPI entered in an eight-year interest rate swap agreement with a total notional amount of US$46.5 million to hedge its interest rate exposures on the US$51.2 million U.S. dollar Loan Facility maturing in June 2017 into fixed interest rate. Under this agreement, Digitel is entitled to receive a floating rate of equivalent to the US$ LIBOR rate as of the last Calculation Date and in exchange, will pay a fixed rate of 3.97%. The outstanding notional amounts under this agreement amounted to US$27 million, US$26 million and US$32 million as at March 31, 2013, December 31, 2012 and January 1, 2012, respectively. The mark-to-market losses amounted to Php80 million, Php89 million and Php109 million as at March 31, 2013, December 31, 2012 and January 1, 2012, respectively.

ePLDT Group

On July 10, 2012, ePLDT entered into an equity forward sale contract amounting to Php4,310 million in order to hedge its exposure to the volatility of the share price of Philweb when it sold its investment in 398 million common shares of Philweb at a certain price in four tranches, which is expected to be completed by the end of 2013. The first and second tranches were transacted on July 13, 2012 and October 22, 2012, respectively. Each tranche was for 93.5 million common shares and for a total purchase price of Php1 billion each. The third tranche will be paid on June 13, 2013 for 93.5 million common shares for a purchase price of Php10.70 per share plus 3% per annum of the total thereof calculated from the actual date of payment of the second tranche to the actual date of payment of the third tranche. The fourth tranche will be paid on December 13, 2013 for 118 million common shares for a purchase price of Php10.70 per share plus 3% per annum of the total thereof calculated from the actual date of payment of the second tranche to the actual date of payment of the fourth tranche. See Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Assets Held-for-Sale and Discontinued Operations and Note 10 – Investments in Associates and Joint Ventures and Deposit – Investment of ePLDT in Philweb. The mark-to-market losses recognized in the profit or loss at the inception of this contract amounted to Php727 million. The gains and losses from the inception of this contract will be recognized in cumulative translation adjustments and are expected to be realized in profit or loss upon occurrence of each tranche. The mark-to-market loss transferred from cumulative translation adjustment to profit or loss in relation with the first and second tranches amounted to Php387 million and was recognized as a reduction on the gain of sale of Philweb shares presented as part of other income in our consolidated income statements. The mark-to-market losses as at March 31, 2013 for the remaining two tranches amounted to Php785 million, with Php389 million recognized in cumulative translation adjustments, Php727 million recognized in profit or loss in 2012, representing losses at the inception of the contract, and Php3 million recognized in profit or loss, representing the ineffective portion of the loss in the fair value of the contract as at March 31, 2013. The mark-to-market losses as at December 31, 2012 for the remaining two tranches amounted to Php348 million, with Php44 million recognized in cumulative translation adjustments, Php727 million recognized in profit or loss, representing losses at the inception of the contract, and Php3 million recognized in profit or loss, representing the ineffective portion of the loss in the fair value of the contract as at December 31, 2012.

SPi Group

In February and March 2011, SPi CRM and SPi entered into several forward foreign exchange contracts with various financial institutions to hedge a portion of monthly dollar denominated revenues and peso denominated expenses, respectively, maturing March 2011 up to October 2012. The gains and losses on such contracts are expected to be recognized in profit or loss upon occurrence of the monthly dollar revenues and monthly peso expenses hedged.

On December 6, 2011, SPi CRM changed its functional currency from Philippine peso to U.S. dollar resulting for all its outstanding hedges to become ineffective starting from that date and mark-to-market gains and losses thereafter are recognized in profit or loss. The mark-to-market gains of SPi CRM and SPi’s outstanding forward exchange contracts that were designated as hedges with notional amounts of US$24 million and US$29 million, respectively, amounted to Php9 million as at January 1, 2012. In January 2012, SPi CRM pre-terminated all outstanding ineffective hedges.

In March 2012, SPi CRM entered into several forward foreign exchange contracts with various financial institutions to hedge a portion of its monthly peso denominated expenses maturing from June 29, 2012 to December 26, 2013. The gains and losses on such contracts are expected to be recognized in profit or loss upon occurrence of the monthly peso expenses hedged.

The mark-to-market gains of SPi CRM and SPi’s outstanding forward exchange contracts that were designated as hedges and presented as part of derivative financial liabilities under liabilities directly associated with assets classified as held-for-sale with notional amounts of US$40 million and US$55 million, respectively, amounted to Php53 million and Php61 million as at March 31, 2013 and December 31, 2012, respectively. See Note 2 – Summary of Significant Accounting Policies – Discontinued Operations.

Financial Risk Management Objectives and Policies

The main risks arising from our financial instruments are liquidity risk, foreign currency exchange risk, interest rate risk and credit risk. The importance of managing those risks has significantly increased in light of the considerable change and volatility in both the Philippine and international financial markets. Our Board of Directors reviews and approves policies for managing each of these risks. Our policies for managing these risks are summarized below. We also monitor the market price risk arising from all financial instruments.

Liquidity Risk

Our exposure to liquidity risk refers to the risk that our financial liabilities are not reviewed in a timely manner and that our working capital requirements and planned capital expenditures are not met.

We manage our liquidity profile to be able to finance our operations and capital expenditures, service our maturing debts and meet our other financial obligations. To cover our financing requirements, we use internally generated funds and proceeds from debt and equity issues and sales of certain assets.

As part of our liquidity risk management program, we regularly evaluate our projected and actual cash flows, including our loan maturity profiles, and continuously assess conditions in the financial markets for opportunities to pursue fund-raising initiatives. These activities may include bank loans, export credit agency-guaranteed facilities, debt capital and equity market issues.

Any excess funds are primarily invested in short-term and principal-protected bank products that provide flexibility of withdrawing the funds anytime. We also allocate a portion of our cash in longer tenor investments such as fixed income securities issued or guaranteed by the Republic of the Philippines, and Philippine banks and corporates, managed funds and other structured products linked to the Republic of the Philippines. We regularly evaluate available financial products and monitor market conditions for opportunities to enhance yields at acceptable risk levels. Our investments are also subject to certain restrictions contained in our debt covenants. Our funding arrangements are designed to keep an appropriate balance between equity and debt and to provide financing flexibility while enhancing our businesses.

We have undrawn credit facilities amounting to Php15,979 million as at March 31, 2013 and certain financial instruments that are allocated to meet our short-term liquidity needs. These financial instruments are cash and cash equivalents, and short-term investments amounting to Php39,135 million and Php1,587 million, respectively, as at March 31, 2013. See Note 15 – Cash and Cash Equivalents.

The following table discloses a summary of maturity profile of our financial assets based on our consolidated undiscounted claims outstanding as at March 31, 2013, December 31, 2012 and January 1, 2012:

		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
	(in million pesos)
March 31, 2013 (Unaudited)
Loans and receivables:	76,466	74,771	1,096	459	140
Advances and other noncurrent assets	9,385	7,895	1,096	254	140
Cash equivalents	35,129	35,129	–	–	–
Short-term investments	1,040	1,040	–	–	–
Investment in debt securities and other long-term investments	205	–	–	205	–
Corporate subscribers	9,770	9,770	–	–	–
Retail subscribers	9,529	9,529	–	–	–
Foreign administrations	5,447	5,447	–	–	–
Domestic carriers	1,167	1,167	–	–	–
Dealers, agents and others	4,794	4,794	–	–	–
Available-for-sale financial investments	5,671	–	–	–	5,671
Financial instruments at FVPL:	547	547	–	–	–
Short-term investments	547	547	–	–	–
HTM investments:	150	–	–	–	150
Investment in debt securities and other long-term investments	150	–	–	–	150
Total	82,834	75,318	1,096	459	5,961

December 31, 2012 (Audited)
Loans and receivables:	70,437	69,158	686	453	140
Advances and other noncurrent assets	8,989	7,915	686	248	140
Cash equivalents	31,550	31,550	–	–	–
Short-term investments	24	24	–	–	–
Investment in debt securities and other long-term investments	205	–	–	205	–
Retail subscribers	10,568	10,568	–	–	–
Corporate subscribers	8,100	8,100	–	–	–
Foreign administrations	4,960	4,960	–	–	–
Domestic carriers	1,707	1,707	–	–	–
Dealers, agents and others	4,334	4,334	–	–	–
Available-for-sale financial investments	5,651	–	–	–	5,651
Financial instruments at FVPL:	550	550	–	–	–
Short-term investments	550	550	–	–	–
HTM investments:	150	150	–	–	–
Investment in debt securities and other long-term investments	150	150	–	–	–

Total	76,788	69,858	686	453	5,791

January 1, 2012 (Audited)
Loans and receivables:	73,626	72,479	899	201	47
Advances and other noncurrent assets	1,165	18	899	201	47
Cash equivalents	41,420	41,420	–	–	–
Short-term investments	24	24	–	–	–
Retail subscribers	11,302	11,302	–	–	–
Corporate subscribers	9,200	9,200	–	–	–
Foreign administrations	4,961	4,961	–	–	–
Domestic carriers	1,323	1,323	–	–	–
Dealers, agents and others	4,231	4,231	–	–	–
Available-for-sale financial investments	7,181	–	–	–	7,181
Financial instruments at FVPL:	534	534	–	–	–
Short-term investments	534	534	–	–	–
HTM investments:	508	358	150	–	–
Investment in debt securities and other long-term investments	508	358	150	–	–

Total	81,849	73,371	1,049	201	7,228

The following table discloses a summary of maturity profile of our financial liabilities based on our consolidated contractual undiscounted obligations outstanding as at March 31, 2013, December 31, 2012 and January 1, 2012:

	Payments Due by Period
		Less than
	Total	1 year	1-3 years	3-5 years	More than 5 years
	(in million pesos)
March 31, 2013 (Unaudited)
Debt(1):	138,508	3,293	59,048	38,931	37,236
Principal	112,915	2,983	45,328	33,858	30,746
Interest	25,593	310	13,720	5,073	6,490
Lease obligations:	13,609	7,141	3,549	1,761	1,158
Operating lease	13,589	7,136	3,534	1,761	1,158
Finance lease	20	5	15	–	–
Unconditional purchase obligations(2)	228	65	41	41	81
Other obligations:	123,992	100,291	11,861	9,803	2,037
Derivative financial liabilities(3):	3,881	836	940	2,105	–
Long-term currency swap	2,926	–	840	2,086	–
Equity forward sale contract	785	785	–	–	–
Interest rate swap	168	49	100	19	–
Forward foreign exchange contracts	2	2	–	–	–
Various trade and other obligations:	120,111	99,455	10,921	7,698	2,037
Suppliers and contractors	39,965	21,996	10,314	7,655	–
Utilities and related expenses	31,654	31,527	100	5	22
Dividends	25,010	25,010	–	–	–
Liability from redemption of preferred shares	7,862	7,862	–	–	–
Employee benefits	4,918	4,918	–	–	–
Customers’ deposits	2,545	–	492	38	2,015
Carriers	1,762	1,762	–	–	–
Others	6,395	6,380	15	–	–

Total contractual obligations	276,337	110,790	74,499	50,536	40,512

December 31, 2012 (As Adjusted – Note 2)
Debt(1):	144,467	3,981	56,353	48,417	35,716
Principal	117,115	3,641	41,469	42,492	29,513
Interest	27,352	340	14,884	5,925	6,203
Lease obligations:	13,655	7,059	3,641	1,832	1,123
Operating lease	13,634	7,057	3,623	1,831	1,123
Finance lease	21	2	18	1	–
Unconditional purchase obligations(2)	413	167	246	–	–
Other obligations:	105,492	80,443	12,505	10,515	2,029
Derivative financial liabilities(3):	3,507	418	871	2,218	–
Long-term currency swap	2,968	–	770	2,198	–
Equity forward sale contract	348	348	–	–	–
Interest rate swap	191	70	101	20	–
Various trade and other obligations:	101,985	80,025	11,634	8,297	2,029
Suppliers and contractors	45,331	26,128	10,942	8,261	–
Utilities and related expenses	31,305	31,098	202	5	–
Liability from redemption of preferred shares	7,884	7,884	–	–	–
Employee benefits	5,488	5,488	–	–	–
Customers’ deposits	2,529	–	469	31	2,029
Carriers	2,007	2,007
Dividends	827	827	–	–	–
Others	6,614	6,593	21	–	–

Total contractual obligations	264,027	91,650	72,745	60,764	38,868

January 1, 2012 (As Adjusted – Note 2)
Debt(1):	142,271	16,378	62,213	39,476	24,204
Principal	119,410	15,348	48,141	33,971	21,950
Interest	22,861	1,030	14,072	5,505	2,254
Lease obligations:	17,826	6,352	5,324	2,998	3,152
Operating lease	17,810	6,349	5,317	2,992	3,152
Finance lease	16	3	7	6	–
Unconditional purchase obligations(2)	674	279	263	132	–
Other obligations:	91,828	66,223	14,976	7,072	3,557
Derivative financial liabilities(3):	3,789	589	1,026	701	1,473
Long-term currency swap	3,552	500	907	673	1,472
Interest rate swap	237	89	119	28	1
Various trade and other obligations:	88,039	65,634	13,950	6,371	2,084
Suppliers and contractors	45,604	25,476	13,761	6,367	–
Utilities and related expenses	23,839	23,834	5	–	–
Employee benefits	4,452	4,452	–	–	–
Dividends	2,583	2,583	–	–	–
Customers’ deposits	2,272	–	184	4	2,084
Carriers	1,642	1,642	–	–	–
Others	7,647	7,647	–	–	–

Total contractual obligations	252,599	89,232	82,776	49,678	30,913

(1)	Consists of long-term debt, including current portion, and notes payable; gross of unamortized debt discount and debt issuance costs.

(2)	Based on the Amended ATPA with AIL. See Note 24 – Related Party Transactions – Air Time Purchase Agreement between PLDT and AIL Related Party Agreements.

(3)	Gross liabilities before any offsetting application.

Debt

See Note 20 – Interest-bearing Financial Liabilities – Long-term Debt for a detailed discussion of our debt.

Operating Lease Obligations

The PLDT Group has various lease contracts for periods ranging from one to ten years covering certain offices, warehouses, cell sites telecommunications equipment locations and various office equipment. These lease contracts are subject to certain escalation clauses.

The consolidated future minimum lease commitments payable with non-cancellable operating leases as at March 31, 2013, December 31, 2012 and January 1, 2012 are as follows:

	March 31,	December 31,	January 1,
	2013	2012	2012
	(Unaudited)	(Audited)
	(in million pesos)
Within one year	7,215	7,136	6,423
After one year but not more than five years	5,216	5,375	8,235
More than five years	1,158	1,123	3,152
	13,589	13,634	17,810

Finance Lease Obligations

See Note 20 – Interest-bearing Financial Liabilities – Obligations under Finance Leases for the detailed discussion of our long-term finance lease obligations.

Unconditional Purchase Obligations

See Note 24 – Related Party Transactions – Air Time Purchase Agreement between PLDT and AIL Related Agreements for a detailed discussion of PLDT’s obligation under the Original and the Amended ATPA.

Under the Amended ATPA, PLDT’s aggregate remaining minimum obligation is approximately Php228 million, Php413 million and Php674 million as at March 31, 2013, December 31, 2012 and January 1, 2012, respectively.

Other Obligations – Various Trade and Other Obligations

PLDT Group has various obligations to suppliers for the acquisition of phone and network equipment, contractors for services rendered on various projects, foreign administrations and domestic carriers for the access charges, shareholders for unpaid dividends distributions, employees for benefits and other related obligations, and various business and operational related agreements. Total obligations under these various agreements amounted to approximately Php120,111 million, Php101,985 million and Php88,039 million as at March 31, 2013, December 31, 2012 and January 1, 2012, respectively. See Note 22 – Accounts Payable and Note 23 – Accrued Expenses and Other Current Liabilities.

Commercial Commitments

Our outstanding consolidated commercial commitments, in the form of letters of credit, amounted to Php41 million, Php342 million and Php913 million as at March 31, 2013, December 31, 2012 and January 1, 2012, respectively. These commitments will expire within one year.

Foreign Currency Exchange Risk

Foreign currency exchange risk is the risk that the fair value of future cash flows of a financial instruments will fluctuate because of changes in foreign exchange rates.

The revaluation of our foreign currency-denominated financial assets and liabilities as a result of the appreciation or depreciation of the Philippine peso is recognized as foreign exchange gains or losses as at the end of the reporting period. The extent of foreign exchange gains or losses is largely dependent on the amount of foreign currency debt. While a certain percentage of our revenues are either linked to or denominated in U.S. dollars, most of our indebtedness and related interest expense, a substantial portion of our capital expenditures and a portion of our operating expenses are denominated in foreign currencies, mostly in U.S. dollars. As such, a strengthening or weakening of the Philippine peso against the U.S. dollar will decrease or increase in Philippine peso terms both the principal amount of our foreign currency-denominated debts and the related interest expense, our foreign currency-denominated capital expenditures and operating expenses as well as our U.S. dollar-linked and U.S. dollar-denominated revenues. In addition, many of our financial ratios and other financial tests are affected by the movements in the Philippine peso to U.S. dollar exchange rate.

To manage our foreign exchange risks and to stabilize our cash flows in order to improve investment and cash flow planning, we enter into forward foreign exchange contracts, currency swap contracts, currency option contracts and other hedging products aimed at reducing and/or managing the adverse impact of changes in foreign exchange rates on our operating results and cash flows. We use forward foreign exchange sale and purchase contracts, currency swap contracts and foreign currency option contracts to manage the foreign currency risks associated with our foreign currency-denominated loans. We also enter into forward foreign exchange sale contracts to manage foreign currency risks associated with our U.S. dollar-linked and U.S. dollar-denominated revenues. In order to manage the hedge costs of these contracts, we utilize structures that include credit-linkage with PLDT as the reference entity, a combination of foreign currency option contracts, and fixed to floating coupon only swap contracts. We accounted for these instruments as either cash flow hedges, wherein changes in the fair value are recognized as cumulative conversion adjustments in other comprehensive income until the hedged transaction affects our consolidated income statement or when the hedging instrument expires, or transactions not designated as hedges, wherein changes in the fair value are recognized directly as income or expense for the year.

The following table shows our consolidated foreign currency-denominated monetary financial assets and liabilities and their Philippine peso equivalents as at March 31, 2013, December 31, 2012 and January 1, 2012:

	March 31, 2013		December 31, 2012		January 1, 2012
	(Unaudited)		(Audited)
U.S. Dollar		Php(1)	U.S. Dollar	Php(2)	U.S. Dollar	Php(3)

(in millions)
Noncurrent Financial Assets
Investment in debt securities and other long-term investments	5	204	5	205	–	–
Advances and other noncurrent assets	1	30	1	28	2	83

Total noncurrent financial assets	6	234	6	233	2	83

Current Financial Assets
Cash and cash equivalents	70	2,868	128	5,267	165	7,248
Short-term investments	13	553	14	562	12	540
Trade and other receivables – net	195	7,989	179	7,360	215	9,445
Derivative financial assets	–	–	–	–	8	366

Total current financial assets	278	11,410	321	13,189	400	17,599

Total Financial Assets	284	11,644	327	13,422	402	17,682

Noncurrent Financial Liabilities
Interest-bearing financial liabilities – net of current portion	1,044	42,727	1,058	43,442	906	39,806
Derivative financial liabilities	66	2,688	68	2,802	51	2,235

Total noncurrent financial liabilities	1,110	45,415	1,126	46,244	957	42,041

Current Financial Liabilities
Accounts payable	194	7,935	165	6,762	198	8,688
Accrued expenses and other current liabilities	117	4,775	166	6,832	129	5,677
Current portion of interest-bearing financial liabilities	205	8,375	221	9,065	349	15,328
Derivative financial liabilities	2	68	2	70	21	924

Total current financial liabilities	518	21,153	554	22,729	697	30,617

Total Financial Liabilities	1,628	66,568	1,680	68,973	1,654	72,658

(1)	The exchange rate used to convert the U.S. dollar amounts into Philippine peso was Php40.92 to US$1.00, the Philippine peso-U.S. dollar exchange rate as quoted through the Philippine Dealing System as at March 31, 2013.

(2)	The exchange rate used to convert the U.S. dollar amounts into Philippine peso was Php41.08 to US$1.00, the Philippine peso-U.S. dollar exchange rate as quoted through the Philippine Dealing System as at December 31, 2012.

(3)	The exchange rate used to convert the U.S. dollar amounts into Philippine peso was Php43.92 to US$1.00, the Philippine peso-U.S. dollar exchange rate as quoted through the Philippine Dealing System as at January 1, 2012.

As at May 6, 2013, the Philippine peso-U.S. dollar exchange rate was Php40.87 to US$1.00. Using this exchange rate, our consolidated net foreign currency-denominated financial liabilities would have decreased in Philippine peso terms by Php67 million as at March 31, 2013.

Approximately 46%, 45% and 47% of our total consolidated debts (net of consolidated debt discount) were denominated in U.S. dollars as at March 31, 2013, December 31, 2012 and January 1, 2012, respectively. Consolidated foreign currency-denominated debt decreased to Php50,892 million as at March 31, 2013 from Php52,298 million as at December 31, 2012 and Php53,330 million as at January 1, 2012. See Note 20 – Interest-bearing Financial Liabilities – Debt Covenants. The aggregate notional amount of PLDT’s outstanding long-term principal only-currency swap contracts was US$202 million as at March 31, 2013 and December 31, 2012 and US$262 million as at January 1, 2012. Consequently, the unhedged portion of our consolidated debt amounts was approximately 38% (or 35%, net of our consolidated U.S. dollar cash balances) and 38% (or 33%, net of our consolidated U.S. dollar cash balances) as at March 31, 2013 and December 31, 2012, respectively and 37% (or 30%, net of our consolidated U.S. dollar cash balances) as at January 1, 2012.

Approximately, 21% of our consolidated service revenues were denominated in U.S. dollars and/or were linked to U.S. dollars for the three months ended March 31, 2013 as compared with approximately 23% each for the three months ended March 31, 2012. Our consolidated expenses denominated in U.S. dollars and/or linked to U.S. dollars was approximately 12% for the three months ended March 31, 2013 as compared with approximately 14% for the three months ended March 31, 2012. In this respect, the appreciation of the weighted average exchange rate of the Philippine peso against the U.S. dollar decreased our revenues and expenses, and consequently, affects our cash flow from operations in Philippine peso terms.

The Philippine peso appreciated by 0.39% against the U.S. dollar to Php40.92 to US$1.00 as at March 31, 2013 from Php41.08 to US$1.00 as at December 31, 2012. As at March 31, 2012, the Philippine peso had appreciated by 2.24% against the U.S. dollar to Php42.93 to US$1.00 from Php43.92 to US$1.00 as at December 31, 2011. As a result of our consolidated foreign exchange movements, as well as the amount of our consolidated outstanding net foreign currency financial assets and liabilities, we recognized net consolidated foreign exchange gains of Php213 million and Php1,240 million for the three months ended March 31, 2013 and 2012, respectively. See Note 4 – Operating Segment Information.

Management conducted a survey among our banks to determine the outlook of the Philippine peso-U.S. dollar exchange rate until our next reporting date of June 30, 2013. Our outlook is that the Philippine peso-U.S. dollar exchange rate may weaken/strengthen by 1.02% as compared to the exchange rate of Php40.92 to US$1.00 as at March 31, 2013. If the Philippine peso-U.S. dollar exchange rate had weakened/strengthened by 1.02% as at March 31, 2013, with all other variables held constant, profit after tax for the three months ended March 31, 2013 would have been approximately Php380 million higher/lower and our consolidated stockholders’ equity as at March 31, 2013 would have been approximately Php378 million higher/lower, mainly as a result of consolidated foreign exchange gains and losses on conversion of U.S. dollar-denominated net assets/liabilities and mark-to-market valuation of derivative financial instruments.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of change in market interest rates.

Our exposure to the risk of changes in market interest rates relates primarily to our long-term debt obligations and short-term borrowings with floating interest rates.

Our policy is to manage interest cost through a mix of fixed and variable rate debts. We evaluate the fixed to floating ratio of our loans in line with movements of relevant interest rates in the financial markets. Based on our assessment, new financing will be priced either on a fixed or floating rate basis. On a limited basis, we enter into interest rate swap agreements in order to manage our exposure to interest rate fluctuations. We make use of hedging instruments and structures solely for reducing or managing financial risk associated with our liabilities and not for trading purposes.

The following tables set out the carrying amounts, by maturity, of our financial instruments that are expected to have exposure on interest rate risk as at March 31, 2013, December 31, 2012 and January 1, 2012. Financial instruments that are not subject to interest rate risk were not included in the table.

As at March 31, 2013 (Unaudited)

								Discount/
								Debt Issuance Cost	Carrying Value
	In U.S. Dollars							In Php	In Php	Fair Value
										In U.S.
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php			Dollar	In Php
								(in millions)
Assets:
Investment in Debt Securities and Other Long-term Investments
U.S. Dollar	–	–	–	5	–	5	205	–	205	5	218
Interest rate	–	–	–	4.0000%	–	–	–	–	–	–	–
Philippine Peso	–	–	–	–	4	4	150	–	150	4	152
Interest rate	–		–		4.8371%	–	–	–	–	–	–
Cash in Bank
U.S. Dollar	25	–	–	–	–	25	1,004	–	1,004	25	1,004
Interest rate	0.0100% to 0.7500%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	57	–	–	–	–	57	2,354	–	2,354	57	2,354
Interest rate	0.0100% to 3.0000%	–	–	–	–	–	–	–	–	–	–
Other Currencies	3	–	–	–	–	3	135	–	135	3	135
Interest rate	0.0100% to 0.7500%	–	–	–	–	–	–	–	–	–	–
Temporary Cash Investments
U.S. Dollar	39	–	–	–	–	39	1,606	–	1,606	39	1,606
Interest rate	0.5000% to 4.0000%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	819	–	–	–	–	819	33,523	–	33,523	819	33,523
Interest rate	1.0000% to 5.0000%	–	–	–	–	–	–	–	–	–	–
Short-term Investments
U.S. Dollar	14	–	–	–	–	14	553	–	553	14	553
Interest rate	9.1730%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	25	–	–	–	–	25	1,034	–	1,034	25	1,034
Interest rate	3.0000%	–	–	–	–	–	–	–	–	–	–
	982	–	–	5	4	991	40,564	–	40,564	991	40,579

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	–	–	–	234	–	234	9,585	74	9,511	282	11,551
Interest rate	–	–	–	8.3500%	–	–	–	–	–	–	–
U.S. Dollar Fixed Loans	5	343	26	38	6	418	17,133	967	16,166	416	17,038
Interest rate	3.7900%	1.9000% to 3.9550%	1.9000% to 3.9550%	1.9000% to 3.9550%	3.9550%	–	–	–	–	–	–
Philippine Peso	–	32	243	332	722	1,329	54,376	43	54,333	1,467	60,004
Interest rate	–	3.9250% to 7.4292%	3.9250% to 6.8615%	3.9250% to 6.5481%	3.9250% to 6.3462%	–	–	–	–	–	–
Variable Rate
U.S. Dollar	19	294	130	152	23	618	25,263	47	25,216	618	25,263
Interest rate	0.5000% to 0.6000% over LIBOR + 1.8500%	0.3000% to 1.9000% over LIBOR	0.3000% to 1.9000% over LIBOR	0.3000% to 1.9000% over LIBOR	1.8000% over LIBOR	–	–	–	–	–	–
Philippine Peso	49	39	–	72	–	160	6,558	1	6,557	160	6,558
Interest rate	PHP PDST-F + 0.3000%	PHP PDST-F + 0.3000%	–	BSP overnight rate + 0.3000% to 0.5000%	–	–	–	–	–	–	–
	73	708	399	828	751	2,759	112,915	1,132	111,783	2,943	120,414

As at December 31, 2012 (Audited)

								Discount/
								Debt Issuance Cost	Carrying Value
	In U.S. Dollars							In Php	In Php	Fair Value
										In U.S.
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php			Dollar	In Php
								(in millions)
Assets:
Investment in Debt Securities and Other Long-term Investments
U.S. Dollar	–	–	–	5	–	5	205	–	205	5	219
Interest rate	–	–	–	4.0000%	–	–	–	–	–	–	–
Philippine Peso	4	–	–	–	–	4	150	–	150	4	154
Interest rate	7.0000%		–		–	–	–	–	–	–	–
Cash in Bank
U.S. Dollar	37	–	–	–	–	37	1,529	–	1,529	37	1,529
Interest rate	0.0100% to 0.7500%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	84	–	–	–	–	84	3,445	–	3,445	84	3,445
Interest rate	0.1000% to 3.0000%	–	–	–	–	–	–	–	–	–	–
Other Currencies	4	–	–	–	–	4	161	–	161	4	161
Interest rate	0.0100% to 0.7500%	–	–	–	–	–	–	–	–	–	–
Temporary Cash Investments
U.S. Dollar	74	–	–	–	–	74	3,062	–	3,062	74	3,062
Interest rate	0.2500% to 4.7500%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	694	–	–	–	–	694	28,488	–	28,488	694	28,488
Interest rate	1.1250% to 5.0000%	–	–	–	–	–	–	–	–	–	–
Short-term Investments
U.S. Dollar	14	–	–	–	–	14	557	–	557	14	557
Interest rate	9.1730%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	–	–	–	–	–	–	17	–	17	–	17
Interest rate	3.0000%	–	–	–	–	–	–	–	–	–	–
	911	–	–	5	–	916	37,614	–	37,614	916	37,632

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	–	–	–	234	–	234	9,623	79	9,544	283	11,644
Interest rate	–	–	–	8.3500%	–	–	–	–	–	–	–
U.S. Dollar Fixed Loans	5	337	23	32	9	406	16,674	1,143	15,531	410	16,843
Interest rate	3.7900%	1.9000% to 3.9550%	1.9000% to 3.9550%	1.9000% to 3.9550%	3.9550%	–	–	–	–	–	–
Philippine Peso	–	35	132	522	686	1,375	56,469	45	56,424	1,475	60,576
Interest rate	–	4.9110% to 7.7946%	4.9110% to 7.7946%	4.9110% to 7.7946%	4.9110% to 7.7946%	–	–	–	–	–	–
Variable Rate
U.S. Dollar	27	312	127	175	23	664	27,278	55	27,223	664	27,278
Interest rate	0.4000% to 0.5000% over LIBOR	0.3000% to 1.9000% over LIBOR	0.3000% to 1.9000% over LIBOR	0.3000% to 1.9000% over LIBOR	1.8000% over LIBOR	–	–	–	–	–	–
Philippine Peso	55	45	–	72	–	172	7,071	1	7,070	172	7,071
Interest rate	PHP PDST-F + 0.3000%	PHP PDST-F + 0.3000%	–	BSP overnight rate + 0.3000% to 0.5000%	–	–	–	–	–	–	–
	87	729	282	1,035	718	2,851	117,115	1,323	115,792	3,004	123,412

As at January 1, 2012 (Audited)

								Discount/
								Debt Issuance Cost	Carrying Value
	In U.S. Dollars							In Php	In Php	Fair Value
										In U.S.
	Below 1 year	1-2 years	2-3 years	3-5 years	Over 5 years	Total	In Php			Dollar	In Php
								(in millions)
Assets:
Investment in Debt Securities and Other Long-term Investments
Philippine Peso	8	4	–	–	–	12	508	–	508	12	516
Interest rate	6.8750%	7.0000%	–	–	–	–	–	–	–	–	–
Cash in Bank
U.S. Dollar	14	–	–	–	–	14	626	–	626	14	626
Interest rate	0.0100% to 0.7663%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	66	–	–	–	–	66	2,886	–	2,886	66	2,886
Interest rate	0.0100% to 3.1500%	–	–	–	–	–	–	–	–	–	–
Other Currencies	5	–	–	–	–	5	218	–	218	5	218
Interest rate	0.0100% to 2.0000%	–	–	–	–	–	–	–	–	–	–
Temporary Cash Investments
U.S. Dollar	133	–	–	–	–	133	5,824	–	5,824	133	5,824
Interest rate	0.2500% to 1.7000%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	810	–	–	–	–	810	35,596	–	35,596	810	35,596
Interest rate	1.0000% to 4.8750%	–	–	–	–	–	–	–	–	–	–
Short-term Investments
U.S. Dollar	12	–	–	–	–	12	540	–	540	12	540
Interest rate	3.1020%	–	–	–	–	–	–	–	–	–	–
Philippine Peso	–	–	–	–	–	–	18	–	18	–	18
Interest rate	3.5000%	–	–	–	–	–	–	–	–	–	–
	1,048	4	–	–	–	1,052	46,216	–	46,216	1,052	46,224

Liabilities:
Long-term Debt
Fixed Rate
U.S. Dollar Notes	146	–	–	–	234	380	16,691	124	16,567	427	18,740
Interest rate	11.3750%	–	–	–	8.3500%	–	–	–	–	–	–
U.S. Dollar Fixed Loans	–	53	302	28	21	404	17,738	1,900	15,838	359	15,770
Interest rate	–	2.9900% to 3.9550%	2.2500% to 3.9550%	2.9900% to 3.9550%	3.9550%	–	–	–	–	–	–
Philippine Peso	121	137	122	590	187	1,157	50,818	38	50,780	1,194	52,454
Interest rate	5.6250% to 6.5708%	5.4692% to 8.4346%	5.4692% to 9.1038%	5.4963% to 9.1038%	5.4963% to 9.1038%	–	–	–	–	–	–
Variable Rate
U.S. Dollar	11	242	73	94	58	478	20,996	71	20,925	476	20,925
Interest rate	US$LIBOR + 0.7500%	US$LIBOR + 0.3000%	US$LIBOR + 0.3000%	US$LIBOR + 0.3000%	US$LIBOR + 0.3000%	–	–	–	–	–	–
		to 1.8500%	to 1.8500%	to 1.8000%	to 1.8000%
Philippine Peso	1	147	20	61	–	229	10,059	3	10,056	229	10,056
Interest rate	PDST-F + 1.3750%	PDST-F + 0.3000%	PDST-F + 0.3000%	BSPovernight rate	–	–	–	–	–	–	–
				+ 0.3000% to
				0.5000%
Short-term Debt
Notes Payable
U.S. Dollar	35	–	–	–	–	35	1,537	–	1,537	35	1,537
	Bank’s
Interest rate	prime rate	–	–	–	–	–	–	–	–	–	–
Philippine Peso	36	–	–	–	–	36	1,572	–	1,572	36	1,572
Interest rate	4.0000%	–	–	–	–	–	–	–	–	–	–
	350	579	517	773	500	2,719	119,411	2,136	117,275	2,756	121,054

Fixed rate financial instruments are subject to fair value interest rate risk while floating rate financial instruments are subject to cash flow interest rate risk.

Repricing of floating rate financial instruments is mostly done on intervals of three months or six months. Interest on fixed rate financial instruments is fixed until maturity of the particular instrument.

Management conducted a survey among our banks to determine the outlook of the U.S. dollar and Philippine peso interest rates until our next reporting date of June 30, 2013. Our outlook is that the U.S. dollar and Philippine peso interest rates may move 5 basis points and 15 basis points higher/lower, respectively, as compared to levels as at March 31, 2013. If U.S. dollar interest rates had been 5 basis points higher/lower as compared to market levels as at March 31, 2013, with all other variables held constant, profit after tax for the three months ended March 31, 2013 and our consolidated stockholders’ equity as at March 31, 2013 would have been approximately Php10 million lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions. If Philippine peso interest rates had been 15 basis points higher/lower as compared to market levels as at March 31, 2013, with all other variables held constant, profit after tax for the three months ended March 31, 2013 and our consolidated stockholders’ equity as at December 31, 2012 would have been approximately Php39 million lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings and loss/gain on derivative transactions.

Credit Risk

Credit risk is the risk that we will incur a loss arising from our customers, clients or counterparties that fail to discharge their contracted obligations. We manage and control credit risk by setting limits on the amount of risk we are willing to accept for individual counterparties and by monitoring exposures in relation to such limits.

We trade only with recognized and creditworthy third parties. It is our policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an on-going basis to reduce our exposure to bad debts.

We established a credit quality review process to provide regular identification of changes in the creditworthiness of counterparties. Counterparty limits are established and reviewed periodically based on latest available financial data on our counterparties’ credit ratings, capitalization, asset quality and liquidity. Our credit quality review process allows us to assess the potential loss as a result of the risks to which we are exposed and allow us to take corrective actions.

The table below shows the maximum exposure to credit risk for the components of our consolidated statement of financial position, including derivative financial instruments as at March 31, 2013, December 31, 2012 and January 1, 2012:

                                                                         March 31, 2013                                                      December 31, 2012                                                     January 1, 2012

                                                                         (Unaudited)                                                                                                (Audited)

                                                                             Collateral                                                          Collateral                                                              Collateral
                                                                        and Other Credit                Net             Gross Maximum             and Other Credit                                 Gross Maximum             and Other Credit
                                              Gross Maximum Exposure       Adjustments*              Maximum Exposure      Exposure                  Adjustments*              Net Maximum Exposure      Exposure                  Adjustments*              Net Maximum Exposure
                                           -----------------------   --------------------                      --------------------   --------------------   --------------------   --------------------   --------------------   --------------------

                                                                                                                                       (in million pesos)

   Loans and receivables:

  Advances and other noncurrent assets                          9,273                     14              9,259                     8,877                     12                  8,865                  1,165                     13                  1,152

  Cash and cash equivalents                                    39,135                    390             38,745                    37,161                    528                 36,633                 46,057                    574                 45,483

  Short-term investments                                        1,040                      –              1,040                        24                      –                     24                     24                      –                     24

  Investment in debt securities and
  other long-term investments                                     205                      –                205                       205                      –                    205                      –                      –                      –

  Foreign administrations                                       5,350                      –              5,350                     4,861                      –                  4,861                  4,762                     69                  4,693

  Retail subscribers                                            3,338                     27              3,311                     4,079                     27                  4,052                  4,038                     63                  3,975

  Corporate subscribers                                         2,838                    242              2,596                     1,963                    246                  1,717                  2,708                    213                  2,495

  Domestic carriers                                             1,059                      –              1,059                     1,601                      –                  1,601                  1,212                      –                  1,212

  Dealers, agents and others                                    4,310                     29              4,281                     3,875                     31                  3,844                  3,525                     28                  3,497

   HTM investments:

  Investment in debt securities and
  other long-term investments                                     150                      –                150                       150                      –                    150                    508                      –                    508

   Available-for-sale financial investments                        5,671                         –                 5,671                     5,651                         –                     5,651                     7,181                         –                     7,181

   Financial instruments at FVPL:

  Short-term investments                                          547                      –                547                       550                      –                    550                    534                      –                    534

  Long-term currency swap                                           –                      –                  –                         –                      –                      –                    356                      –                    356

   Derivatives used for hedging:

  Forward foreign exchange contracts                                –                      –                  –                         –                      –                      –                     10                      –                     10

     Total                                                        72,916                       702                72,214                    68,997                       844                    68,153                    72,080                       960                    71,120
=======                                    =======================   ====================   ================   ====================   ====================   ====================   ====================   ====================   ====================

*	Includes bank insurance, security deposits and customer deposits.

The table below provides information regarding the credit quality by class of our financial assets according to our credit ratings of counterparties as at March 31, 2013, December 31, 2012 and January 1, 2012:

		Neither past due
		nor impaired		Past due but
	Total	Class A(1)	Class B(2)	not impaired	Impaired
	(in million pesos)
March 31, 2013 (Unaudited)
Loans and receivables:	80,472	48,233	11,108	7,207	13,924
Advances and other noncurrent assets	9,385	9,206	40	27	112
Cash and cash equivalents	39,135	32,881	6,254	–	–
Short-term investments	1,040	1,040	–	–	–
Investment in debt securities and other long-term investments	205	205	–	–	–
Corporate subscribers	9,770	500	847	1,491	6,932
Retail subscribers	9,529	648	1,000	1,690	6,191
Foreign administrations	5,447	1,993	870	2,487	97
Domestic carriers	1,167	221	28	810	108
Dealers, agents and others	4,794	1,539	2,069	702	484
Available-for-sale financial investments	5,671	175	5,496	–	–
Financial instruments at FVPL(3):	547	547	–	–	–
Short-term investments	547	547	–	–	–
HTM investments:	150	150	–	–	–
Investment in debt securities and other long-term investments	150	150	–	–	–
Total	86,840	49,105	16,604	7,207	13,924

December 31, 2012 (Audited)
Loans and receivables:	76,048	47,710	6,682	8,254	13,402
Advances and other noncurrent assets	8,989	8,848	3	26	112
Cash and cash equivalents	37,161	34,381	2,780	–	–
Short-term investments	24	24	–	–	–
Investment in debt securities and other long-term investments	205	205	–	–	–
Retail subscribers	10,568	967	989	2,123	6,489
Corporate subscribers	8,100	478	540	945	6,137
Foreign administrations	4,960	1,043	923	2,895	99
Domestic carriers	1,707	266	27	1,308	106
Dealers, agents and others	4,334	1,498	1,420	957	459
Available-for-sale financial investments	5,651	159	5,492	–	–
Financial instruments at FVPL(3):	550	550	–	–	–
Short-term investments	550	550	–	–	–
HTM investments:	150	150	–	–	–
Investment in debt securities and other long-term investments	150	150	–	–	–
Total	82,399	48,569	12,174	8,254	13,402

January 1, 2012 (Audited)
Loans and receivables:	78,263	51,689	5,117	6,685	14,772
Advances and other noncurrent assets	1,165	1,128	37	–	–
Cash and cash equivalents	46,057	44,885	1,172	–	–
Short-term investments	24	24	–	–	–
Retail subscribers	11,302	1,449	1,050	1,539	7,264
Corporate subscribers	9,200	974	375	1,359	6,492
Foreign administrations	4,961	1,309	1,242	2,211	199
Domestic carriers	1,323	215	24	973	111
Dealers, agents and others	4,231	1,705	1,217	603	706
HTM investments:	508	508	–	–	–
Investment in debt securities and other long-term investments	508	508	–	–	–
Available-for-sale financial investments	7,181	150	7,031	–	–
Financial instruments at FVPL(3):	890	890	–	–	–
Short-term investments	534	534	–	–	–
Long-term currency swap	356	356	–	–	–
Derivatives used for hedging:	10	10	–	–	–
Forward foreign exchange contracts	10	10	–	–	–

Total	86,852	53,247	12,148	6,685	14,772

(1)	This includes low risk and good paying customer accounts with no history of account treatment for a defined period and no overdue accounts as at report date; and deposits or placements to counterparties with good credit rating or bank standing financial review.

(2)	This includes medium risk and average paying customer accounts with no overdue accounts as at report date, and new customer accounts for which sufficient credit history has not been established; and deposits or placements to counterparties not classified as Class A.

(3)	Gross receivables from counterparties, before any offsetting arrangements.

The aging analysis of past due but not impaired class of financial assets as at March 31, 2013, December 31, 2012 and January 1, 2012 are as follows:

			Past due but not impaired
		Neither past due
	Total	nor impaired	1-60 days	61-90 days	Over 91 days	Impaired
	(in million pesos)
March 31, 2013 (Unaudited)
Loans and receivables:	80,472	59,341	2,834	1,242	3,131	13,924
Advances and other noncurrent assets	9,385	9,246	–	–	27	112
Cash and cash equivalents	39,135	39,135	–	–	–	–
Short-term investments	1,040	1,040	–	–	–	–
Investment in debt securities and other long-term investments	205	205	–	–	–	–
Corporate subscribers	9,770	1,347	544	366	581	6,932
Retail subscribers	9,529	1,648	1,438	177	75	6,191
Foreign administrations	5,447	2,863	487	355	1,645	97
Domestic carriers	1,167	249	155	139	516	108
Dealers, agents and others	4,794	3,608	210	205	287	484
Available-for-sale financial investments	5,671	5,671	–	–	–	–
Financial instruments at FVPL:	547	547	–	–	–	–
Short-term investments	547	547	–	–	–	–
HTM investments:	150	150	–	–	–	–
Investment in debt securities and other long-term investments	150	150	–	–	–	–
Total	86,840	65,709	2,834	1,242	3,131	13,924

December 31, 2012 (Audited)
Loans and receivables:	76,048	54,392	3,017	1,079	4,158	13,402
Advances and other noncurrent assets	8,989	8,851	–	–	26	112
Cash and cash equivalents	37,161	37,161	–	–	–	–
Short-term investments	24	24	–	–	–	–
Investment in debt securities and other long-term investments	205	205	–	–	–	–
Retail subscribers	10,568	1,956	1,363	270	490	6,489
Corporate subscribers	8,100	1,018	351	198	396	6,137
Foreign administrations	4,960	1,966	645	452	1,798	99
Domestic carriers	1,707	293	174	144	990	106
Dealers, agents and others	4,334	2,918	484	15	458	459
Available-for-sale financial investments	5,651	5,651	–	–	–	–
Financial instruments at FVPL:	550	550	–	–	–	–
Short-term investments	550	550	–	–	–	–
HTM investments:	150	150	–	–	–	–
Investment in debt securities and other long-term investments	150	150	–	–	–	–
Total	82,399	60,743	3,017	1,079	4,158	13,402

January 1, 2012 (Audited)
Loans and receivables:	78,263	56,806	3,087	1,068	2,530	14,772
Advances and other noncurrent assets	1,165	1,165	–	–	–	–
Cash and cash equivalents	46,057	46,057	–	–	–	–
Short-term investments	24	24	–	–	–	–
Retail subscribers	11,302	2,499	1,202	226	111	7,264
Corporate subscribers	9,200	1,349	706	263	390	6,492
Foreign administrations	4,961	2,551	897	282	1,032	199
Domestic carriers	1,323	239	100	98	775	111
Dealers, agents and others	4,231	2,922	182	199	222	706
Available-for-sale financial investments	7,181	7,181	–	–	–	–
Financial instruments at FVPL:	890	890	–	–	–	–
Short-term investments	534	534	–	–	–	–
Long-term currency swap	356	356	–	–	–	–
HTM investments:	508	508	–	–	–	–
Investment in debt securities and other long-term investments	508	508	–	–	–	–
Derivatives used for hedging:	10	10	–	–	–	–
Forward foreign exchange contracts	10	10	–	–	–	–

Total	86,852	65,395	3,087	1,068	2,530	14,772

Impairment Assessments

The main consideration for the impairment assessment include whether any payments of principal or interest are overdue by more than 90 days or whether there are any known difficulties in the cash flows of counterparties, credit rating downgrades, or infringement of the original terms of the contract. Our impairment assessments are classified into two areas: individually assessed allowance and collectively assessed allowances.

Individually assessed allowance

We determine the allowance appropriate for each individually significant loan or advance on an individual basis. Items considered when determining allowance amounts include the sustainability of the counterparty’s business plan, its ability to improve performance once a financial difficulty has arisen, projected receipts and the expected dividend payout should bankruptcy ensue, the availability of other financial support, the realizable value of collateral, if any, and the timing of the expected cash flows. We also recognize an impairment for accounts specifically identified to be doubtful of collection when there is information on financial incapacity after considering the other contractual obligations between us and the subscriber. The impairment losses are evaluated at each reporting date, unless unforeseen circumstances require more careful attention.

Collectively assessed allowances

Allowances are assessed collectively for losses on loans and advances that are not individually significant and for individually significant loans and advances where there is no objective evidence of individual impairment. Allowances are evaluated on each reporting date with each portfolio receiving a separate review.

The collective assessment takes account of impairment that is likely to be present in the portfolio even though there is no objective evidence of the impairment in an individual assessment. Impairment losses are estimated by taking into consideration the following information: historical losses on the portfolio, current economic conditions, the approximate delay between the time a loss is likely to have been incurred and the time it is identified as requiring an individually assessed impairment allowance, and expected receipts and recoveries once impaired. The impairment allowance is then reviewed by credit management to ensure alignment with our policy.

Capital Management Risk

We aim to achieve an optimal capital structure in pursuit of our business objectives which include maintaining healthy capital ratios and strong credit ratings, and maximizing shareholder value.

In recent years, our cash flow from operations has allowed us to substantially reduce debts and, in 2005, resume payment of dividends on common shares. Since 2005, our strong cash flow has enabled us to make investments in new areas and pay higher dividends.

Our approach to capital management focuses on balancing the allocation of cash and the incurrence of debt as we seek new investment opportunities for new businesses and growth areas. Our current dividend policy is to pay out 70% of our core EPS. Further, in the event no investment opportunities arise, we may consider the option of returning additional cash to our shareholders in the form of special dividends or share buybacks. Philippine corporate regulations prescribe, however, that we can only pay out dividends or make capital distribution up to the amount of our unrestricted retained earnings.

As part of our goal to maximize returns to our shareholders, we obtained in 2008 an approval from the Board of Directors to conduct a share buyback program for up to five million PLDT common shares. We did not buy back any shares of common stock for the three months ended March 31, 2013.

Some of our debt instruments contain covenants that impose maximum leverage ratios. In addition, our credit ratings from the international credit ratings agencies are based on our ability to remain within certain leverage ratios.

We monitor capital using several financial leverage measurements calculated in conformity with PFRS, such as net consolidated debt to equity ratio. Net consolidated debt is derived by deducting cash and cash equivalents and short-term investments from total debt (long-term debt, including current portion and notes payable). Our objective is to maintain our net consolidated debt to equity ratio below 100%.

The table below provides information regarding our consolidated debt to equity ratio as at March 31, 2013, December 31, 2012 and January 1, 2012:

	March 31,	December 31,	January 1,
	2013	2012	2012
	(Unaudited)	(As Adjusted – Note 2)
	(in million pesos)
Long-term debt, including current portion (Note 20)	111,783	115,792	114,166
Notes payable (Note 20)	–	–	3,109

Total consolidated debt	111,783	115,792	117,275
Cash and cash equivalents (Note 15)	(39,135)	(37,161)	(46,057)
Short-term investments	(1,587)	(574)	(558)

Net consolidated debt	71,061	78,057	70,660

Equity attributable to equity holders of PLDT	130,216	145,550	153,861

Net consolidated debt to equity ratio	55%	54%	46%

28.	Cash Flow Information

The table below shows non-cash activities for the three months ended March 31, 2013 and 2012:

	2013	2012
	(Unaudited)
	(in million pesos)
Shares issued for settlement of the purchase price of Digitel shares tendered by the noncontrolling Digitel stockholders	–	4,401
Liability from redemption of preferred shares which consists of the following:
Preferred shares redeemed (Note 19)	–	4,029
Unclaimed dividends from stock agent form part of trust account	–	2,323
Unpaid dividends for preferred shares redeemed	–	1,821
Recognition of asset retirement obligations (Note 21)	10	17